UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 3

to

FORM 10

GENERAL FORM FOR REGISTRATION OF SECURITIES

Pursuant to Section 12(b) or 12(g) of the Securities Exchange Act of 1934

SEMGROUP CORPORATION

(Exact name of registrant as specified in its charter)

Delaware	20-3533152
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification Number)

Two Warren Place

6120 S. Yale Avenue, Suite 700

Tulsa, OK 74136-4216

(918) 524-8100

(Address, including zip code, and telephone number,

including area code, of registrant’s principal executive offices)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class to be so registered	Name of each exchange on which each class is to be registered
Class A Common Stock, par value $0.01 per share	New York Stock Exchange

Warrants to Purchase Common Stock	New York Stock Exchange

Securities to be registered pursuant to Section 12(g) of the Act: None.

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒ (Do not check if a smaller reporting company)	Smaller reporting company	☐

i

Unless otherwise indicated, the terms the “Company,” “our company,” “our,” “we,” “us” and similar language refer to SemGroup® Corporation, a Delaware corporation, and our consolidated subsidiaries and their predecessors. We sometimes refer to crude oil, natural gas, natural gas liquids (natural gas liquids, or “NGLs,” include ethane, propane, normal butane, iso-butane, and natural gasoline), refined petroleum products and liquid asphalt cement, collectively, as “petroleum products” or “products.”

ii

Items 1. and 3. Business and Properties

Overview

Our business is to provide gathering, transportation, storage, distribution, blending, marketing and other midstream services primarily to independent producers, refiners of petroleum products and other market participants located in the Midwest and Rocky Mountain regions of the United States of America (the “U.S.”), Canada and the West Coast of the United Kingdom (the “U.K.”). We have an owned, contracted and leased asset base consisting of pipelines, gathering systems, storage facilities, terminals, processing plants, blending facilities and other distribution assets located between North American production and supply areas, including the Gulf Coast, Midwest, Rocky Mountain and Western Canadian regions. We also maintain and operate storage, terminal and marine facilities at Milford Haven in the U.K. that enable customers to supply petroleum products to markets in the Atlantic Basin. We also operate a network of liquid asphalt cement terminals throughout Mexico.

Our History

We were founded in February 2000 and are based in Tulsa, Oklahoma. During the period from February 2000 through July 2008, our asset and revenue base grew through a series of strategic acquisitions and capital expansion projects. During this time period, we made 64 acquisitions at an aggregate purchase price of approximately $1.1 billion, excluding amounts paid for working capital, and spent approximately $732 million on capital expansion projects.

Historically, we conducted significant physical and financial marketing and trading activities to take advantage of price differences related to time, location and quality of various energy commodity products and to utilize our transportation and storage assets. We also provided midstream energy related services such as gathering, storage, transportation, processing and distribution of petroleum products, both to third party customers and to ourselves.

As a result of trading losses incurred and other economic conditions, we faced a liquidity crisis and on July 22, 2008, we filed voluntary petitions for reorganization under Chapter 11 of the U.S. Bankruptcy Code, as well as applications for creditor protection under the Companies’ Creditors Arrangement Act in Canada (collectively, the “Bankruptcy”). During the Bankruptcy, we continued to operate our midstream energy-related businesses, exited certain non-core businesses and activities, disposed of certain assets, and continued certain energy infrastructure construction projects. Certain of our business units also continued marketing activities to fulfill contractual obligations and to utilize their asset base.

During the Bankruptcy, we took steps to restructure our business portfolio and to rebalance to a business heavily weighted toward fee-based asset activities and away from trading activities. Included in these steps, and subject to the terms of our debtor in possession credit facility, we attempted to sell our assets. Due to the economic environment and a lack of available financing, bids for various assets came in below valuation expectations. In some cases, assets were not sold for strategic reasons. However, the assets of two business units, SemFuel and SemMaterials, were sold in a series of transactions during the divestiture process. For additional information relating to our recent divestitures, refer to Note 7 of our consolidated financial statements beginning on page F-1 of this registration statement. Additionally, we ceased the operations of two other businesses, SemCanada Energy and SemEuro Supply. Also during the Bankruptcy, certain creditors foreclosed on our ownership interests in SemGroup Energy Partners G.P., L.L.C., the general partner of Blueknight Energy Partners, L.P., formerly known as SemGroup Energy Partners, L.P. (“Blueknight”), and also on our subordinated units in Blueknight. As a result, we no longer had, and we no longer have, any direct or indirect ownership interest in Blueknight. For additional information relating to our relationship with Blueknight, refer to “Item 7. Certain Relationships and Related Transactions, and Director Independence— Transactions with Related Persons.”

On November 30, 2009, we emerged from the Bankruptcy as a newly reorganized company. We continue to provide midstream energy services in North America and the U.K. from an owned, contracted and leased asset base consisting of pipelines, gathering systems, storage facilities, terminals, processing plants, blending facilities, railcars, trucks and other distribution assets. Midstream services are provided to independent producers, refiners of petroleum products and other market participants. We also selectively engage in marketing activities geared toward serving our customers and maximizing the value of our asset base.

As part of the reorganization, and in conjunction with approval from our creditors and the U.S. Bankruptcy Court, we appointed a new Board of Directors and senior management team. Norman Szydlowski was hired as Chief Executive Officer and brings considerable industry experience, management and leadership skills. Additionally, Robert Fitzgerald was hired as Senior Vice President and Chief Financial Officer, David Gorte was hired as Chief Risk Officer and Candice Cheeseman was hired as General Counsel. For information relating to our executive officers, refer to “Item 5. Directors and Executive Officers.”

We conduct our operations through seven primary business segments: SemCrude®, SemStream®, SemLogistics, SemCAMS, SemMexico, SemCanada Crude and SemGas®. The following diagram is a simplified organizational chart of our business segments:

Industry Overview

We move petroleum products throughout the U.S., Canada, Mexico and the U.K. We provide gathering, transportation, storage, distribution, blending, marketing and other midstream services to independent producers and refiners of petroleum products. The market we serve, which begins at the point of purchase at the source of production and extends to the point of distribution to the end-user customer, is commonly referred to as the “midstream” market.

Regional Production of Petroleum Products in the U.S.

The U.S. Department of Energy divides the continental U.S. into five geographic regions called Petroleum Administration for Defense Districts, or PADDs. PADD II is the Midwest region of the U.S. PADD II is the second largest PADD in terms of refinery production. As a result of the flow of petroleum products across and throughout the Midwest region, we believe PADD II is an important crude oil production, logistics, and refining center.

According to the Energy Information Administration (the “EIA”) data, as of January 1, 2009, approximately 21%, or 3.7 million barrels per day (“Bpd”), of total U.S. daily refining capacity was in PADD II. Also according to EIA, PADD II produces approximately 11%, or 0.5 million Bpd, of total U.S. daily crude oil production and imports approximately 11%, or 1.3 million Bpd, of total U.S. daily imports.

PADD II refiners source crude oil from the Gulf Coast, Rocky Mountain, Canada’s Western Canadian Sedimentary Basin, which includes Alberta and parts of Saskatchewan to the East and British Columbia to the West, and major commodity hubs in the U.S. The production of petroleum products by PADD II refiners and processors historically has been less than the demand for petroleum products within that region with the shortfall being supplied via common carrier pipelines primarily from the Gulf Coast, Canada and, to a lesser extent, the Rocky Mountain and East Coast regions. Additional petroleum product supply is available via barge transport up the Mississippi River with significant deliveries into local markets along the Ohio River. The chart below illustrates the flow of petroleum products across and throughout PADD II.

Increased Importance of Independents and Specialization

In the 1990s, the major oil companies began focusing primarily on large-scale oil and gas projects. Until recently, this resulted in the major oil companies focusing more on foreign and deep-water exploration and production activities. As a result, they sold many of their North American integrated oil and gas assets, including producing properties, proprietary transportation systems, storage and distribution networks and refineries to independent operators. Whereas the major oil companies typically owned and operated proprietary networks that handled every aspect of the production, refining, storage, transportation and marketing of petroleum products, independent operators have generally focused on a single activity. As a result, the North American market is increasingly characterized by independent oil and gas producers and refiners that are generally without their own gathering, transportation, storage and distribution infrastructure. We focus on providing these services, using our asset base and distribution, processing and marketing expertise to provide independent operators with a stable source of supply and market access for their petroleum products.

Crude Oil Industry Overview

Refined petroleum products, such as jet fuel, gasoline and distillate fuel oil, are all sources of energy derived from crude oil. According to 2008 data compiled by the EIA, petroleum currently accounts for about 37% of the nation’s total annual energy consumption of 99.3 quadrillion British thermal units (“Btu”). Growth in petroleum consumption is expected to keep pace with growth in overall energy consumption over the next 20 to 25 years. The EIA expects U.S. annual petroleum consumption to grow 2.6% from 38.35 quadrillion Btu in 2008 to 39.36 quadrillion Btu in 2020, with an additional 4.2% increase in 2030 to 41.08 quadrillion Btu. The diagram below depicts the segments of the crude oil value chain and our participation in the crude oil industry.

Our U.S. crude oil business operates primarily in Colorado, Kansas, North Dakota, Oklahoma and Texas where there are extensive crude oil production operations and our assets extend from gathering systems in and around producing fields to transportation pipelines carrying crude oil to logistics hubs, such as the Cushing Interchange, where we have terminalling and storage facilities that aid our customers in managing the delivery of crude oil. Our Canadian crude business purchases, gathers and blends crude oil in Western Canada and North Dakota. We aggregate and ship volumes on major Canadian feeder and trunkline pipeline systems and a northern U.S. trunkline system.

Gathering and Transportation

Pipeline transportation is generally the lowest cost method for shipping crude oil. Crude oil pipelines transport oil from the wellhead to logistics hubs and/or refineries. Logistic hubs like the Cushing Interchange provide storage and connections to other pipeline systems and modes of transportation, such as tankers, railroads and trucks. Trucking complements pipeline gathering systems by gathering crude oil from operators at remote wellhead locations not served by pipeline gathering systems. Trucking is generally limited to low volume, short haul movements because trucking costs escalate sharply with distance, making trucking the most expensive mode of crude oil transportation.

Terminalling, Storage and Supply

Terminalling and storage facilities complement the crude oil pipeline gathering and transportation systems. Terminals are facilities where crude oil is transferred to or from a storage facility or transportation system, such as a gathering pipeline, to another transportation system, such as trucks or another pipeline. Terminals play a key role in moving crude oil to end-users, such as refineries, by providing the following services:

•	inventory management;

•	distribution; and

•	upgrading to achieve marketable grades or qualities of crude oil.

Overview of the Cushing Interchange

The Cushing Interchange is one of the largest crude oil marketing hubs in the U.S. and is the designated point of delivery specified in all NYMEX crude oil futures contracts. As the NYMEX delivery point and a cash market hub, the Cushing Interchange serves as a significant source of refinery feedstock for Midwest refiners and plays an integral role in establishing and maintaining markets for many varieties of foreign and domestic crude oil.

Natural Gas Industry Overview

Natural gas is the third largest source of primary energy, and according to EIA data, accounted for 24% of total U.S. energy use in 2008. While the primary use for natural gas in the U.S. is for residential heating, it also has a number of commercial, industrial and electric generation uses across several different customer bases. The EIA forecasts that natural gas consumption will decrease from 23.9 trillion cubic feet (“Tcf”) in 2008 to 23.3 Tcf in 2020, followed by a gradual increase to 25.0 Tcf in 2030.

Since mid-2008, North American natural gas prices have declined significantly. This price decline, along with drilling technology improvements and the recent development of shale plays in the U.S., has resulted in reduced conventional natural gas drilling activity. Demand for natural gas and NGLs has historically been highest during the winter and lowest during the summer, as gas is used primarily for heating and the need for it increases in cold months.

Natural gas passes through many stages before reaching end-users. First, exploration and production companies locate and produce natural gas. Second, gathering companies collect the natural gas, sometimes sending it to processing plants where liquids and other substances are removed. Third, transmission companies transport the gas through pipelines to storage units or areas of high demand. Finally, distributors deliver the gas to customers. The midstream natural gas industry is the link between upstream exploration and production activities and downstream end-use markets. The diagram below depicts the segments of the natural gas value chain and our participation in the natural gas industry.

We operate in the pipeline gathering and processing segments of the natural gas midstream industry in the U.S. and Canada. The operating fundamentals of Canadian natural gas processing operations differ somewhat from those in the U.S. The most significant difference is that, unlike U.S. natural gas processing facilities where the purchaser often purchases and owns the natural gas that it gathers and processes, in Canadian natural gas processing operations, the processor typically does not take title to the natural gas it gathers and processes. The processor instead receives fee income from transporting and processing natural gas owned by others.

As natural gas is processed to remove unwanted elements that interfere with pipeline transportation, higher value hydrocarbon liquids such as NGLs and condensate are separated from the raw natural gas stream. NGLs are obtained during the production and processing of natural gas or are a by-product from the crude oil distillation process within refineries. Supplies of NGLs are determined by the level of natural gas production, the amount of liquids in the gas, refining capacity utilization and by imports of NGLs. Condensate is a mixture of petroleum products consisting primarily of pentanes and heavier liquids extracted from natural gas. It is used to make gasoline, jet fuel and as a diluent used to dilute crude bitumen so that it can be transported by pipeline. We are engaged in the transportation, storage and distribution of NGLs, primarily propane, butane and natural gasoline.

Gas Gathering

The natural gas gathering process begins with the drilling of wells into gas bearing rock formations. Once a well has been completed, the well is connected to a gathering system. Gathering systems typically consist of a network of small diameter pipelines and, if necessary, compression systems that collect natural gas from points near producing wells and transport it to larger pipelines for further transmission.

Gas Dehydration

Wellhead gas is generally fully saturated with water vapor. This water vapor must be removed from the gas stream to prevent formation of hydrates and condensation of free water in downstream facilities, to prevent corrosion and to meet downstream pipeline quality specifications. Dehydration is generally performed at central points along an upstream gathering system utilizing either a glycol absorption process or a solid desiccant adsorption process.

Gas Treating

In addition to water vapor, wellhead gas contains impurities such as carbon dioxide, nitrogen, hydrogen sulfide, helium, oxygen and other inert components. These impurities must be removed from the gas stream to protect downstream equipment, prevent corrosion and meet downstream pipeline quality specifications. They are removed through a variety of processes utilizing chemical reaction, absorption, adsorption or permeation.

Gas Processing

Natural gas delivered to the burner tip is almost pure methane. However, natural gas is produced from the reservoir containing impurities and heavier hydrocarbons entrained in the gas stream. The heavier hydrocarbons of NGLs must be removed from the wellhead gas stream before the gas is transported to market. These heavier hydrocarbons are removed by “processing” the gas at plants, either through temperature and pressure manipulation or absorption. The extracted heavier hydrocarbons have a high value and are sold separately to petrochemical manufacturers or wholesale marketers.

NGL Terminalling, Storage and Supply

The production of NGLs by gas processing plants and refineries is fairly constant throughout the year, whereas demand is seasonal. NGL terminalling and storage serves to balance this constant production or supply with the seasonal demand. Supply and marketing agreements are entered into with gas processors and refiners to market production on the supply side. This supply is then marketed to petrochemical plants and retail customers, as well as other consumers of NGLs.

Overview of North American NGL Hubs

There are four major North American NGL trading centers located at Edmonton, Alberta; Sarnia, Ontario; Conway, Kansas; and Mont Belvieu, Texas. These locations have substantial underground storage and are connected to NGL supply, transmission and distribution systems. Edmonton and Conway serve the U.S. midwest market while Sarnia and Mont Belvieu serve the U.S. northeast market. Mont Belvieu is the price reference point for North American NGL markets as it is the largest consuming region. Its strategic location on the Gulf Coast allows access to supplies from Europe, Africa and the Middle East. Mont Belvieu also has significant storage and pipelines to transport liquids to market and is close to large crude oil refineries. Petrochemical demand is approximately 42% of NGL demand and is the main factor affecting Mont Belvieu NGL prices. The two largest contributors to overall demand are weather, since propane is used in home heating and crop drying, and the petrochemical industry’s requirement for ethane. In general, NGLs are priced higher than natural gas to cover the cost for extraction.

Mexico Asphalt Industry

Mexico is the 14th largest country in the world based on land area and the 11th largest country in terms of population. Although its land area is only one-fifth the size of the U.S., Mexico has a population of roughly one-third that of the U.S. Mexico has a large and diverse road network in place. Of Mexico’s approximately 206,000 miles of roads, over one-third are paved, making it the largest paved-road network in Latin America. Roads are a critically important component of Mexico’s transportation infrastructure, with 99% of its passengers and 59% of its cargo being transported over road surfaces. The use of rail and water transportation in Mexico, in most cases, is either not practical or not available. As a result, roads are a high priority item of the country. The total current demand for road asphalt products in Mexico is roughly 2.1 million metric tons per year, requiring approximately 1.8 million metric tons of asphalt, either as a raw material or for end-use.

Mexico spends, on average, between U.S. $2.5 and $3.0 billion on roads per year, a level which has remained fairly constant over the past several years. Most of the funding for Mexico’s roads comes from the Secretaria de Comunicaciones y Transportes (“SCT”). In 2010, the SCT plans to invest U.S. $2.8 billion in highway projects. This proposed investment includes approximately U.S. $1.3 billion for federal new roads, approximately U.S. $0.7 billion for maintenance projects and approximately U.S. $0.8 billion for secondary roads and bridges.

Global Petroleum Products Storage Industry

Storage for refined products and crude oil is critical to the global economy. Fluctuations in demand for crude oil and transportation fuels, combined with changing flows of petroleum product production and refining capacity, means storage is necessary to balance demand. Additionally, supply and demand disruptions due to weather, industry upsets, political tensions and terrorism have forced all industry participants to understand the significance that access to and availability of storage will have over the future years.

The independent storage industry is experiencing particularly strong demand for its services from major oil companies, oil traders and strategic storage agencies (government entities that store fuel to protect against significant fluctuations in supply or demand as mandated by the European Union and the International Energy Agency). The construction of new tank storage facilities has historically been restricted, resulting in a supply shortage. Historically, in the main trading and supply locations, such as the ARA Region (Antwerp, Rotterdam, Amsterdam), capacity has been quickly filled by demand growth.

The global product imbalance between oil producing regions and oil consuming regions continues to grow. Such varied regional demand growth for oil products is driving altered trade patterns and increased business opportunities for independent storage operators, especially those geographically situated to service numerous markets.

Our Business

We provide gathering, transportation, storage, distribution, blending, marketing and other midstream services primarily to independent producers, refiners of petroleum products and other market participants located in the Midwest and Rocky Mountain regions of the U.S., Canada and the West Coast of the U.K. We have an owned, contracted and leased asset base consisting of pipelines, gathering systems, storage facilities, terminals, processing plants, blending facilities and other distribution assets located between North American production and supply areas, including the Gulf Coast, Midwest, Rocky Mountain and Western Canadian regions. We also maintain and operate storage, terminal and marine facilities at Milford Haven in the U.K. that enable customers to supply product to markets in the Atlantic Basin. We also operate a network of liquid asphalt terminals throughout Mexico.

We gather, purchase, transport, store, distribute, blend and market petroleum products to markets primarily in the Midwest, ensuring that our customers have consistent access to petroleum products supply and markets. Our strategically located pipelines, terminals and storage tanks, with access to North American transportation pipeline interconnects, are well positioned to benefit from the continuing need to transport and gather petroleum products from areas of supply to areas of demand.

Our Property, Plant and Equipment

Our property, plant and equipment assets include:

•	more than 2,800 miles of petroleum product transportation, gathering and distribution pipelines in Colorado, Oklahoma, Texas, Kansas, Arkansas, Arizona and Alberta, Canada;

•

18.1 million barrels of owned, contracted and leased petroleum product storage capacity, including 4.2 million barrels of crude oil storage located in Cushing, Oklahoma, one of the largest crude oil markets in the U.S. and the designated delivery point for NYMEX crude oil contracts, and 8.7 million barrels of crude oil and refined products storage located in our Milford Haven, Wales terminal;

•	11 liquid asphalt cement terminals and modification facilities and two emulsion distribution terminals in Mexico;

•	11 NGL terminals across the U.S. with one additional NGL terminal under construction and scheduled for completion in the third quarter of 2010;

•	three natural gas processing plants in the U.S., with 53 million cubic feet per day of capacity;

•	majority ownership interests in two sour gas and two sweet gas processing plants in Alberta, Canada, with combined licensed capacity of 1.5 billion cubic feet per day;

•	five blending facilities located throughout the Western Canadian Sedimentary Basin in the provinces of Alberta and Saskatchewan, as well as two crude oil facilities in North Dakota; and

•	numerous petroleum product assets, including over 350 owned or leased railcars, trucks and pipeline injection stations.

We believe that the variety of our petroleum product assets creates opportunities for us and our customers year round.

Business Strategy

Our principal business strategy is to utilize our assets and operational expertise to:

•	move petroleum products throughout the U.S., Canada, Mexico and the U.K.;

•	provide consistently reliable high-quality midstream services under predominantly fee and margin based contractual arrangements;

•	manage commodity price risk exposure;

•	aggressively manage operating costs to maintain and improve operating margins;

•	expand business by improving, enhancing and expanding services at existing facilities and gaining new customers;

•	pursue complementary “bolt-on” growth opportunities having acceptable risks and returns; and

•	generate consistent revenue, operating margins, earnings and cash flows.

Our Business Segments

We conduct our business through seven business segments:

•	SemCrude;

•	SemStream;

•	SemCAMS;

•	SemLogistics

•	SemMexico;

•	SemCanada Crude; and

•	SemGas.

For information relating to revenue and total assets for each segment, refer to Note 10 of our audited consolidated financial statements and Note 7 of our interim unaudited consolidated financial statements beginning on page F-1 of this registration statement.

The following sections present an overview of our business segments, including information regarding the principal business and services rendered, assets and operations and markets and competitive strengths. Our results of operations and financial condition are subject to a variety of risks. For information regarding our key risk factors, see “Item 1A. Risk Factors.”

SemCrude

SemCrude conducts crude oil transportation, storage, terminalling, gathering, blending and marketing in Colorado, Kansas, Montana, North Dakota, Oklahoma and Texas for third party customers as well as for itself. The SemCrude business unit consists of three primary operations: (i) the White Cliffs pipeline; (ii) Kansas and Oklahoma pipelines; and (iii) Cushing storage. A majority of SemCrude’s revenue is generated from fee-based contractual arrangements that, in some instances, are fixed and not dependent on usage.

Assets and Operations

White Cliffs Pipeline. We majority own and operate a 527-mile common carrier, crude oil pipeline system that originates in Colorado and terminates in Cushing, Oklahoma (the “White Cliffs Pipeline”). The White Cliffs Pipeline provides DJ Basin producers in Colorado direct access to the Cushing market and to refiners in the Midwest area. The White Cliffs Pipeline also includes a

100,000 barrel crude oil storage tank and a truck unloading facility owned and operated by SemCrude and located and connected at the White Cliffs Pipeline’s origination point at Platteville, Colorado. The White Cliffs Pipeline’s initial design capacity is 29,700 barrels of crude oil per day with one pump station. The White Cliffs Pipeline system can be expanded to 50,000 barrels per day, if additional existing pump stations are brought on line, or 70,000 barrels per day if additional pump stations are constructed. The White Cliffs Pipeline became fully operational on June 1, 2009. We currently own 99.17% of the White Cliffs Pipeline. The other 0.83% is owned by the two shippers that entered into throughput agreements. Each shipper has a purchase option to increase its ownership of the White Cliffs Pipeline to a maximum of 24.5%. In May 2010, both shippers notified us of their exercise of the purchase options, which, upon closing, will reduce our ownership of the White Cliffs Pipeline to 51%. At the closings for the exercise of the options, the shippers must pay SemCrude a proportionate share of the White Cliffs Pipeline construction costs associated with the option ownership percentage together with a premium.

Kansas and Oklahoma Pipeline. We own and operate approximately 620 miles of crude oil gathering and transportation pipeline systems and related pipeline storage tanks in Kansas and northern Oklahoma. The pipeline systems connect to several third party trunk pipelines in Kansas, several refineries and storage terminals located at Cushing, Oklahoma. The Kansas and Oklahoma pipeline systems can currently transport approximately 32,700 barrels of crude oil per day.

Cushing Storage. We own and operate 4.2 million barrels of crude oil storage in Cushing, Oklahoma. We also have 850,000 barrels of crude oil storage under construction in Cushing. SemCrude directly utilizes, and provides to customers, fee-based storage and terminal services from owned assets in Cushing. Currently, most of SemCrude’s owned operating storage capacity at Cushing is leased to third-party customers. SemCrude also owns and operates a delivery/receipt pipeline to connect its storage operations to TEPPCO’s facility in Cushing, which is the hub where all NYMEX barrels are delivered. We have additional acreage and infrastructure in place to significantly expand storage capacity at Cushing.

Revenue and Marketing

A majority of SemCrude’s revenue is derived from fee-based contractual arrangements with third party customers. The White Cliffs Pipeline has two throughput contracts that require each shipper to pay a minimum fixed monthly payment for the capacity allocated to it on the pipeline, regardless of the capacity actually utilized. The agreements run through May 2014. The Kansas and Oklahoma pipeline system provides transportation and storage services to customers on fee-based arrangements, typically based on usage with varying term lengths. Cushing storage capacity is provided to customers under fixed fee contractual arrangements, typically based on the amount of storage capacity reserved for each customer.

In addition to third party customer revenue, SemCrude generates revenue from limited marketing activities. SemCrude’s U.S. marketing includes purchasing crude oil for its own account from producers and aggregators and selling crude oil to traders and/or refiners.

SemCrude manages marketing price risk by limiting its net open positions subject to outright price risk and basis risk resulting from grade, location or time differences. SemCrude does so by selling and purchasing like quantities of crude oil with purchase and sale transactions, or by entering into future delivery and purchase obligations with futures contracts or other derivative instruments at locations along its pipeline and Cushing storage systems, with the effect that many of these purchases and sales become “back-to-back” transactions (purchases and sales of crude oil are predominantly matched). SemCrude’s storage and transportation assets can also be used to mitigate location and time basis risk. In addition, when SemCrude engages in back-to-back purchases and sales, the sales and purchase prices are intended to lock in positive margins for SemCrude, e.g., the sales price is intended to exceed purchase costs and all other fixed and variable costs. All marketing activities are subject to our Comprehensive Risk Management Policy which establishes limits, both at SemCrude and SemGroup Corporation levels, to manage risk and mitigate financial exposure.

Market and Competitive Strengths

SemCrude’s pipelines are located in areas where they have the ability to move crude oil to Cushing. The Cushing Interchange is one of the largest crude oil marketing hubs in the U.S. and the designated point of delivery specified in all NYMEX crude oil futures contracts. As the NYMEX delivery point and a cash market hub, the Cushing Interchange serves as a significant source of refinery feedstock for PADD II refiners and plays an integral role in establishing and maintaining markets for many varieties of foreign and domestic crude oil. The White Cliffs Pipeline is the only direct route out of the DJ Basin in Colorado to Cushing. The Kansas/Oklahoma pipeline system allows Kansas producers and purchasers access to local refineries and Cushing.

SemStream

SemStream is engaged in the terminalling, storage, marketing and distribution of NGLs, primarily propane, and to a certain extent, butane and natural gasoline. SemStream owns assets that are located in some of the key areas of high propane demand in the U.S., with operations in over 40 states. SemStream’s operations include sales to retail, wholesale and commercial customers linked to purchases from suppliers, and encompass three primary focus areas: (i) wholesale marketing at both private and common carrier terminals; (ii) NGL supply to retail, petrochemical and commercial customers; and (iii) residential propane supply through SemStream’s wholly-owned subsidiary, SemStream Arizona Propane, L.L.C. (“SemStream Arizona”).

Assets and Operations

SemStream owns eleven NGL terminals and leases one NGL terminal. The terminals are located in Arkansas, Indiana, Minnesota, Missouri, Montana, Washington and Wisconsin. These terminals have an aggregate throughput capacity of over 325 million gallons of propane and normal butane per year. We also have one NGL terminal under construction in Arizona which is scheduled for completion in the third quarter of 2010. We also market out of several other third party owned facilities in strategic locations throughout North America. In support of the terminal operations and marketing business, SemStream has access to approximately 4.4 million barrels of storage for NGL products, some owned and some held through lease arrangements; 15 miles of underground pipeline that connect various terminals to supply sources; and a rail fleet of approximately 350 leased and 12 owned railcars.

SemStream Arizona is engaged in retail sales and downstream distribution of propane. It includes a regulated underground utility business and a non-regulated propane bulk business, serving approximately 12,000 residential customers in Arizona. The regulated business serves approximately 10,000 customers through two regulated utilities operating underground vapor systems in and around Payson and Page, Arizona. The non-regulated operations include the retail distribution of bulk propane to approximately 2,000 customers in these same Arizona communities and in certain Utah/Arizona border communities. SemStream Arizona’s assets include over 200 miles of underground pipelines, propane storage and other equipment.

Revenue and Marketing

SemStream’s role in the NGL marketplace is to help our suppliers, typically refineries and gas processing plants, manage and market their constant production of NGLs in a seasonal demand market. Our focus for sales of product is connected to retail propane marketing companies, petrochemical plants, wholesalers and industrial customers by providing value in our network of transportation (rail/truck/pipeline), storage and truck and rail terminal assets. Additionally, the wholesale marketing business sells propane from owned terminals and conducts wholesale marketing on several common carrier pipelines serving customers in the Southeast, Northeast and the upper Midwest regions of the U.S. SemStream has exclusive product marketing agreements representing key suppliers from third party facilities, which include two refineries, a propane terminal and a group of gas plants.

The marketing business focuses on propane, but also includes the sale of normal butane, iso-butane and natural gasoline. Propane sales are typically seasonal in nature, with most sales occurring in the winter heating season. Although the other NGLs have some seasonality, they tend to be less seasonal than propane. We also generate revenue from private terminal operations by charging throughput fees on all products moving through our owned terminals.

Through our regulated utility in Arizona, we market propane directly to approximately 10,000 residential customers connected through a low pressure pipeline delivery system.

Market and Competitive Strengths

Although commodity prices could impact demand for SemStream’s services, the diversity of customers and assets allows SemStream flexibility to adjust its customer and product mix in response to changes in demand. Our assets generally have the capability to handle multiple NGL products. We operate in markets where propane serves more than 10% of the heating demand. In these markets, propane is a primary heating source and demand for our propane services is fairly stable. In addition to providing propane for heating needs, we provide propane and other NGLs to commercial, industrial and refining customers who use the products in a variety of applications from petrochemical feedstocks to refrigeration and fuel use in transportation.

NGL commodity prices tend to have some correlation to crude oil commodity prices and can experience the same volatility. While this price volatility can have an effect on SemStream, we typically structure marketing transactions index-to-index, with a negotiated differential to manage a portion of fee based margin and terminal throughput fees. SemStream’s other operations are fixed-fee arrangements in which SemStream receives a fee for marketing the NGL products for the producer. The fee is a fixed percentage of the sales price and the producer retains the commodity price risk.

SemStream manages marketing price risk by limiting its net open positions subject to outright price risk and basis risk resulting from grade, location or time differences. SemStream does so by selling and purchasing similar quantities of NGLs with purchase and sale transactions for current or future delivery, by entering into future delivery and purchase financial obligations with futures contracts or other derivative instruments, and employing its storage and transportation assets. SemStream may hedge its NGL commodity price exposure with derivatives on commodities other than NGLs due to the limited size of the market for NGL derivatives. In addition, physical transaction sale and purchase strategies are intended to lock in positive margins for SemStream, e.g., the sales price is sufficient to cover purchase costs, any other fixed and variable costs and SemStream’s profit. All marketing activities are subject to our Comprehensive Risk Management Policy which establishes limits, both at the SemStream and SemGroup Corporation levels, to manage risk and mitigate financial exposure.

SemLogistics

SemLogistics owns the largest independent petroleum products storage facility in the U.K. The main activities of SemLogistics are the receipt, storage and redelivery of clean petroleum products and crude oil via sea-going vessels at the Milford Haven site.

Assets and Operations

SemLogistics operates a tank storage business and offers build-bulk (importing small cargos, building volume and exporting larger cargos) and break-bulk (importing larger cargos and exporting smaller cargos) operations to its customers that transport products from the Middle East to Europe, the east coast of the U.S. and the west coast of Africa. SemLogistics also provides compulsory strategic storage (storage of product within the European Union as a result of the International Energy Agency rules requiring member states to hold oil stocks in reserve) for European National Agencies. The terminal is strategically located to access the U.K. market and to service numerous global markets.

SemLogistics’ storage facility includes approximately 8.7 million barrels of above ground storage tanks. SemLogistics has also received approval from Pembrokeshire County Council to build nine new tanks with total storage capacity of 1.5 million barrels. The approval is valid through October 2013, and construction must begin by this time for the approval to remain valid. The terminal has two deep water jetties, one of which can accommodate vessels of up to 165,000 dead weight tons. It also has access to Mainline Pipeline Limited (pipeline from Milford Haven to Manchester and Nottingham), which is owned by four major oil companies.

Over 40% of SemLogistics’ storage capacity is multi-product, providing customers with tank storage for clean petroleum products, including gasoline, gasoline blendstocks, jet fuel, gas oil and diesel. The remaining tankage is either dedicated to crude oil or dual-purpose tankage for at least two clean petroleum products (gasoline/jet fuel or gasoline/gas oil or jet fuel/gas oil). SemLogistics also provides related services, e.g., tank-to-tank transfers, mixing of gasoline blendstocks and kerosene marking.

Revenue and Marketing

SemLogistics generates revenue from fixed-fee storage tank leasing and related services. All of SemLogistics’ storage capacity is leased to third parties who use the facility as an intermediate storage terminal for crude oil and refined products produced at the refineries prior to shipment to customers. Customers fall into three broad categories: trading, structural marketing storage and compulsory strategic storage. SemLogistics’ customers typically enter into contracts with terms of between six months and five years, with most of the existing customers having been in place for multiple season contract cycles.

Markets and Competitive Strength

SemLogistics’ ability to handle multiple products provides flexibility to change its operations in response to market conditions. Demand for independent storage terminals can be impacted by a wide range of influences such as the forward price curve, expanding oil production, security of supply concerns, European compulsory stock holding requirements and mismatches in regional production and consumption of oil and liquid petroleum products. Current market factors have resulted in increased demand for storage due to worldwide demand for clean products and crude oil, concerns over supply security, instability in several of the world’s largest crude oil producing countries, unprecedented fluctuations in energy commodities and the U.K.’s structural shortage of jet fuel. SemLogistics has been resilient through these changing markets due to its flexibility and location.

SemLogistics’ terminal size (approximately 23% of the total independent storage in the U.K.) and its vessel handling capabilities make it unique compared with other terminals. In addition to being the only independent U.K. facility that serves the bulk trans-shipment sector, it is also the only facility capable of handling crude oil, with the only other comparable facility in the British Isles being a terminal in Ireland. However, the owner of this other facility, a major oil company, uses its terminal exclusively for proprietary storage and storage of Irish strategic stocks.

SemCAMS

We own and operate sour natural gas processing and gathering facilities in Alberta, Canada. The principal process performed at the processing plants is to “sweeten” sour natural gas by removing sulfur. Approximately two-thirds of the total natural gas throughput at our processing plants is sour gas. All of SemCAMS’ assets are located in West-Central Alberta, in the heart of the Western Canadian Sedimentary Basin, which accounts for approximately 80% of Canada’s sour natural gas production.

Assets and Operations

SemCAMS owns and operates varying working interests in (i) two sour natural gas processing plants known as the Kaybob South No. 3 plant (the “K3 Plant”), and the Kaybob Amalgamated plant (the “KA Plant”); (ii) two sweet gas plants known as the West Fox Creek plant and the West Whitecourt plant (the “WW Plant”), and (iii) a network of more than 600 miles of natural gas gathering and transportation pipelines. The sour gas plants are dually connected to two major long-haul natural gas pipelines that serve Canada and the U.S. The plants also have the ability to load product for transportation by truck and railcar. Prior to February 2010, the WW Plant processed both sweet and sour gas supply. In late December 2009, the working interest owners of a large gas field feeding the WW Plant voted to re-route the sour gas production away from the WW Plant to the K3 Plant. The WW Plant is presently processing only sweet natural gas.

Revenue and Marketing

SemCAMS generates revenue from the processing plants through volumetric fees for services under contractual arrangements with working interest owners and third party customers. SemCAMS does not have direct exposure to commodity prices. In addition, SemCAMS generates fee-based revenue from volume throughput on its pipelines. SemCAMS’ customers include producers of varying sizes.

SemCAMS also derives revenue as the operator of pipeline gathering systems that gather gas from multiple wells located in the same production unit and as the operator of pipeline transportation systems that deliver the gathered gas to each plant.

To support operations at our plants, several producers have committed to process all of their current and future natural gas production from lands owned by them, or their subsequent assignees, within a “dedicated area” comprised of approximately 180 townships located in and around our plants. The “dedicated area” covers approximately 27% of the volumes in the area surrounding our plants. This dedication continues until field depletion.

Market and Competitive Strengths

SemCAMS’ natural gas gathering and processing operations are located in an area that generates more than 95% of Canada’s total natural gas production and approximately 80% of Canada’s total sour gas production. Natural gas is used for a variety of purposes in Canada including heating, electricity production and other industrial processes.

SemMexico

SemMexico provides asphalt emulsions and polymer modified liquid asphalt cement products and services to the Mexico market. SemMexico purchases, produces, stores and distributes liquid asphalt cement products in Mexico. SemMexico purchases liquid asphalt cement from local refineries in Mexico and further processes the materials, in combination with other raw materials, to produce products that are sold to road contractors and government agencies.

Assets and Operations

SemMexico operates a network of 11 in-country liquid asphalt cement terminals and modification facilities (ten are owned and one is leased) and two emulsion distribution terminals. SemMexico’s national technical center and headquarters are located in Puebla, Mexico. SemMexico purchases liquid asphalt cement from five local refineries in Mexico, which are owned and operated by Pemex.

Revenue and Marketing

SemMexico generates revenue from liquid asphalt cement product sales to customers. In general, SemMexico’s sales and purchases of liquid asphalt cement are matched as SemMexico procures product on an as-needed basis, thereby limiting price exposure to price movements on inventory. SemMexico focuses on increasing production capacity and product outlets and also in bringing technologically advanced products and solutions to Mexico’s asphalt market.

Market and Competitive Strengths

SemMexico is a leader in asphalt pavement technologies and capabilities. It is the only liquid asphalt cement company with a national footprint in Mexico. These factors have resulted in a long-term supply relationship with Pemex and continual business transactions with the same customers. SemMexico is exposed to market risk such as the sustainability of road construction and maintenance funds from the Mexican government. However, we believe that SemMexico’s significant market position, technology and long-term relationships with suppliers and customers are strategic strengths that would benefit SemMexico if funding or demand were to increase.

SemCanada Crude

SemCanada Crude purchases, aggregates and blends crude oil in Western Canada, North Dakota and Montana. SemCanada Crude purchases various grades of crude oil, primarily at pipeline and facility receipt locations, from small to medium-sized producers and energy trusts. It then aggregates the purchases for sale to independent refiners in Eastern Canada and the northern tier of the U.S., as well as to other crude oil aggregators at various aggregation points in Canada and the U.S.

Assets and Operations

SemCanada Crude currently markets approximately 14,000 Bpd of crude oil and is a shipper on major Canadian feeder pipelines and on a number of trunkline pipelines in Canada. In addition to the aggregation of crude oil, SemCanada Crude manages and provides marketing for five company owned blending facilities located throughout Alberta and Saskatchewan, as well as two facilities in North Dakota owned by SemCrude. In relation to these facilities, SemCanada Crude purchases various grades of crude oil and diluents and, through its blending process, upgrades the product quality of purchased barrels to sell them at higher margins. In addition, SemCanada Crude has a long-term storage lease of 250,000 barrels at Edmonton, the main market hub for Canadian crude oil.

SemCanada Crude’s North Dakota/Montana aggregation and blending business is supported by assets owned by SemCrude. While SemCrude owns the assets, SemCanada Crude provides management and marketing for the area, including the purchase and sale of crude oil which is transported on SemCrude trucks and onto Enbridge Pipelines (North Dakota), where SemCrude has a historical pipeline allocation.

Revenue and Marketing

SemCanada Crude generates revenue by aggregating crude oil purchases and then selling crude oil in bulk to independent refiners and other crude oil aggregators at a margin. Crude oil is purchased and sold predominantly on 30-day evergreen contracts. SemCanada Crude also moves purchased crude oil through its owned facilities where its quality and product can be upgraded. The blending business earns profit by optimizing the crude oil grade and quality to be delivered to the pipeline via the purchase of various types of crude oil and other diluents. SemCanada Crude currently subleases its leased 250,000 barrel storage tank at Edmonton at a fixed margin.

Market and Competitive Strengths

SemCanada Crude’s blending facilities are strategically located where crude oil optimization opportunities exist through access to local pipelines and a diverse supply of crude oil produced in the area. The aggregation business supports the blending business as it provides access to requisite supply and fosters strong relationships with key partners and potential suppliers.

SemCanada Crude earns a relatively consistent margin per barrel on aggregated volumes, while blending facility profits fluctuate each month. Blending profits are driven by differential pricing of various crude oil and diluent streams, equalization penalties and the ability to access suitable supplies. SemCanada Crude structures transactions to maintain margins and hedges inventory volumes so as to minimize exposure to outright price movements.

SemCanada Crude manages marketing price risk by limiting its net open positions subject to outright price risk and basis risk resulting from grade, location or time differences. All marketing activities are subject to our Comprehensive Risk Management Policy which establishes limits, both at SemCanada Crude and SemGroup Corporation levels, to manage risk and mitigate financial exposure.

Recent Developments

The goodwill recorded on our consolidated balance sheet is attributable to several of our operating segments. Our policy is to test all of our segments’ goodwill for impairment as of October 1 of each year, and to test an individual segment’s goodwill for impairment at an interim date if circumstances indicate that the segment’s goodwill is likely to be impaired. During the second quarter of 2010, we revised downward our projections of the future earnings potential of the SemCanada Crude segment, following a significant loss of customers which occurred in April 2010, coupled with a significant decline in profitability in April 2010 and an assessment by a national consultancy that certain market conditions that are adversely impacting this segment were likely to continue. In response to these events, we tested SemCanada Crude’s goodwill and other intangible assets for impairment as of May 31, 2010. Based on the results of these tests, we recorded an impairment of the full amount of the goodwill of $52.3 million and other intangible assets attributable to SemCanada Crude of $39.4 million during the second quarter 2010. In addition, we have initiated a detailed review of the strategic options available to us to mitigate any future unfavorable impact from the downturn in the performance of SemCanada Crude. Among other options being considered are the sale or shutdown of the marketing and blending operations or other lines of business within SemCanada Crude.

SemGas

SemGas provides natural gas gathering and processing services. It has gathering and processing plants and assets in Kansas, Oklahoma and Texas. SemGas aggregates gas supplies from the wellhead and provides various services to producers that condition the wellhead gas production for downstream markets.

Assets and Operations

SemGas currently owns and operates over 800 miles of gathering pipelines in Kansas, Oklahoma and Texas, and three processing plants with 53 million cubic feet per day of capacity.

SemGas’ key assets include the Sherman processing plant in north-central Texas with over 400 miles of low pressure gathering lines; the Nash and Hopeton processing plants and gathering systems in northern Oklahoma; the Eufaula gathering system which gathers, dehydrates and compresses gas in eastern Oklahoma; and a gathering system and treating plant in Kansas.

Revenue and Marketing

SemGas generates revenue from a portfolio of contracts. Initial contract terms can range from two years to the life of the reserves and, upon expiration, continue to renew on a month-to-month or year-to-year evergreen basis. The majority of the contracts provide upside potential by providing SemGas participation in commodity price and processing margin upswings through percent-of-proceeds and percent-of-index contracts. On these contracts, SemGas is generally responsible for marketing the gas and NGLs for both its and the producers’ share of the products. Percent-of-proceeds contracts are based on SemGas paying the producers a percentage of the sale proceeds from the products and percent-of-index contracts are based on SemGas paying the producers a percentage of the sale proceeds based on an index price. SemGas also has fee-based contracts for processing and gathering services. SemGas’ customers include producers, operators, marketers and traders.

Market and Competitive Strengths

SemGas’ gathering and processing volumes can be impacted by market demand for the products it handles. Gathering and processing activities are also reliant on continued drilling and production activity by producers in our areas of operation. While price increases in natural gas might lead to increased drilling and supply, price increases can also adversely affect demand.

We face competition in acquiring new natural gas supplies. The natural gas gathering and processing industry is generally characterized by regional competition, based on the proximity of gathering systems and processing plants to natural gas producing wells. SemGas’ gathering and processing assets tend to have relatively long-term contracts and, in some instances, are the only assets that can provide the offered services to the customers.

SemGas generally sells all natural gas and NGLs it obtains under its percentage-of-proceeds and percentage-of-index contracts immediately in the spot market and, therefore, has little commodity price risk with respect to inventory or other physical commodity positions. SemGas’ percentage-of-proceeds and percentage-of-index processing contracts intrinsically have commodity price risk since SemGas’ fees, with respect to these contracts, vary with the level of natural gas and commodity prices. SemGas may elect to use financial derivatives to hedge this risk. SemGas is limited in the amount, and in the time period, for which it may hedge its commodity price risk associated with its contracts pursuant to our Comprehensive Risk Management Policy. More generally, all of our marketing and hedging activities are subject to our Comprehensive Risk Management Policy which establishes a set of limits, both at the SemGas and the SemGroup Corporation levels, to manage risk and mitigate financial exposure.

Risk Governance and Comprehensive Risk Management Policy

We expect to generate the majority of our earnings from owning and operating strategic assets while endeavoring to prudently manage all risks, including commodity price risk, associated with the ownership and operations of our assets. We have a Comprehensive Risk Management Policy that reflects an enterprise-wide approach to risk management and considers both financial and non-financial risks.

Our Board of Directors is responsible for oversight of our enterprise-wide risk and has approved our Comprehensive Risk Management Policy. The Comprehensive Risk Management Policy is designed to ensure we: identify and communicate our risk appetite and risk tolerances; establish an organizational structure that prudently separates responsibilities for executing, valuing and reporting our business activities; value (where appropriate), report and manage all material business risks in a timely and accurate manner; effectively delegate authority for committing our resources; foster the efficient use of capital and collateral; and minimize the risk of a material adverse event. The Audit Committee of our Board of Directors has oversight responsibilities for the implementation of, and compliance with, our Comprehensive Risk Management Policy.

Our Risk Management Committee, comprised of corporate and business segment officers, oversees the financial and non-financial risks associated with all activities governed by our Comprehensive Risk Management Policy including: asset operations; marketing and trading; investments, divestitures, and other capital expenditures and dispositions; credit risk management; and other strategic activities. We also have a Risk Management Group that is assigned responsibility for independently monitoring compliance with, reporting on, and enforcing the provisions of our Comprehensive Risk Management Policy.

With respect to our commodity marketing activities, our Comprehensive Risk Management Policy provides a set of limits for specified activities related to the purchase and sale of physical commodities, the purchase and sale of derivatives and capital transactions involving market and credit risk. With respect to market risk activities involving commodity price risk at SemCanada Crude, SemCrude, SemGas and SemStream, our Comprehensive Risk Management Policy provides a set of limits for each of these segments individually, in addition to limits applicable on a consolidated basis. Our Comprehensive Risk Management Policy also specifies the types of transactions that may be executed by incumbents of named positions without specific approval of our Board of Directors or our Risk Management Committee. It also restricts proprietary trading activities to those proprietary trading strategies specifically approved by our Risk Management Committee and within limits significantly more restrictive than the corporate market risk management limits.

Competition

We face intense competition in each of our operations. Our competitors include other midstream companies, major integrated oil companies and their marketing affiliates, crude oil pipeline companies and independent gatherers, brokers and marketers of petroleum products of widely varying sizes, financial resources and experience. Some of these competitors have capital resources many times greater than ours and control greater supplies of crude oil and petroleum products. Competition for customers of petroleum products is based primarily on price, access to supply, access to logistics assets, distribution capabilities, the ability to meet regulatory requirements and maintenance of quality of service and customer relationships.

Operational Hazards and Insurance

Pipelines, terminals, storage tanks, processing plants or other facilities may experience damage as a result of an accident, natural disaster or deliberate act. These hazards can also cause personal injury and loss of life, severe damage to, and destruction of, property and equipment, pollution or environmental damage and suspension of operations. Through the services of a major national insurance broker, we have maintained insurance of various types and varying levels of coverage similar to that maintained by other companies in the industry and which we consider adequate, under the circumstances, to cover our operations and properties, including coverage for natural catastrophes, pollution related events and acts of terrorism and sabotage. The limit of operational insurance maintained covering loss of, or damage to, property and products is $300 million per loss. The limits for business interruption loss vary by insured location with insured values totaling $424.4 million. For claims arising under general liability, automobile liability and excess liability, the limits maintained total $300 million per occurrence/claim. Primary and excess liability insurance limits maintained for pollution liability claims vary by location for claims arising from gradual pollution with limits ranging from $10 million to $20 million per claim and $20 million to $40 million in the aggregate. The combined primary and excess liability insurance limits for claims arising from sudden and accidental pollution total $245 million per claim and in the aggregate. This insurance does not cover every potential risk associated with operating pipelines, terminals and other facilities. We have a favorable claims history enabling us to self-insure the “working layer” of loss activity utilizing deductibles and self-insured retentions commensurate with our financial abilities and in line with industry standards, in order to create a more efficient and cost effective program and a consistent risk profile. The working layer consists of high frequency/low severity losses that are best retained and managed in-house. Sizeable or difficult self-insured claims or losses may be handled by professional adjusting firms hired by us. We will continue to monitor the appropriateness of our deductibles and retentions as they relate to the overall cost and scope of our risk and insurance program.

Regulation

General

Our operations are subject to extensive regulation. The following discussion of certain laws and regulations affecting our operations should not be relied on as an exhaustive review of all regulatory considerations affecting us, due to the myriad of complex federal, state, provincial, foreign and local regulations that may affect our business.

Regulation of U.S. Pipeline and Storage Operations

Interstate Storage and Transportation

White Cliffs Pipeline is subject to regulation by the Federal Energy Regulatory Commission (“FERC”) because the rates charged to shippers on the pipeline system are required to be filed with, and accepted by, FERC. Under the Interstate Commerce Act (the “ICA”), FERC has authority to regulate companies that provide interstate petroleum based products pipeline transportation services, including pipeline operational transportation related storage services. FERC’s authority to regulate those interstate services includes the rates charged for services, terms and conditions of service, maintenance of accounts and records and various related ancillary matters. Regulated companies may not charge rates that have been determined not to be “just and reasonable” by FERC. The rates, terms and conditions for our service will be found in FERC-approved tariffs. Pursuant to FERC’s jurisdiction over rates, existing rates may be challenged by complaint and proposed rate increases may be challenged by protest. In addition, FERC prohibits petroleum and NGL based products transportation from unduly preferring, or unreasonably discriminating against, any person with respect to pipeline rates or terms and conditions of service.

Gathering and Intrastate Pipeline Regulation

The ICA, the Natural Gas Act (the “NGA”) and the Natural Gas Policy Act of 1978 do not apply to intrastate petroleum and natural gas based products facilities and activities, i.e., those that are not used or usable in the conduct of interstate commerce. FERC has ruled that interstate petroleum and natural gas gathering systems are exempt from regulation by the Commission. We own a number of natural gas pipelines that we believe operate wholly intrastate and are, therefore, exempt from FERC regulation. We also own a number of intrastate crude gathering systems that are subject to state and local, but not federal regulation. These gathering systems are currently operated as proprietary systems and may be subject to regulation by FERC in the future.

In the states in which we operate, regulation of intrastate natural gas and crude gathering facilities and intrastate crude pipeline service generally includes various safety, environmental and, in some circumstances, nondiscriminatory take requirements and complaint-based rate regulation. For example, our natural gas gathering facilities are, in some cases, subject to state ratable take and common purchaser statutes. Ratable take statutes generally require gatherers to take, without undue discrimination, natural gas production that may be tendered to the gatherer for handling. Common purchaser statutes generally require gatherers to purchase without undue discrimination as to source of supply or producer. These statutes are designed to prohibit discrimination in favor of one producer over another producer or one source of supply over another source of supply. These statutes have the effect of restricting our right, as an owner of gathering facilities, to decide with whom we contract to purchase or transport natural gas.

Department of Transportation

All crude oil and liquefied petroleum gases interstate pipelines, and certain intrastate crude oil and liquefied petroleum gases pipelines and storage facilities, are subject to regulation by the Department of Transportation (the “DOT”) with respect to the design, construction, operation and maintenance of the pipeline systems and storage facilities. The DOT routinely conducts audits of the regulated assets and we must make certain records and reports available to the DOT for review as required by the Secretary of Transportation. In some states, the DOT has given a state agency authority to assume all or part of the regulatory and enforcement responsibility over the intrastate assets.

Regulation of NGL Terminals, Distribution and Utility Operations

Most of SemStream’s terminal operations, and its Arizona non-regulated and regulated propane distribution operations, are subject to the code set forth in the National Fire Protection Association Standard #58 (“NFPA 58”), Standard for the Storage and Handling of Liquefied Petroleum Gases. All of the states in which SemStream has operations have adopted some form of NFPA 58, and state agencies routinely conduct physical audits to insure compliance with such regulations.

SemStream Arizona’s utility operations are subject to regulation by the Arizona Corporation Commission (“ACC”). The ACC regulates the sale price of propane gas to customers connected to our underground propane gas systems in Payson and Page, Arizona. The ACC also conducts annual inspections of the Payson and Page utility underground pipeline systems under authority delegated to it from the DOT.

Trucking Regulation

We operate a fleet of trucks to transport crude oil. We are licensed to perform both intrastate and interstate motor carrier services and are subject to certain safety regulations issued by the DOT. DOT regulations cover, among other things, driver operations, maintaining log books, truck manifest preparations, the placement of safety placards on the trucks and trailer vehicles, drug and alcohol testing, safety of operation and equipment and many other aspects of truck operations. We are also subject to Occupational Safety and Health Administration regulations with respect to our trucking operations.

Cross-Border Regulation

We are subject to regulatory matters specific to border crossing, which include export licenses, tariffs, customs and tax issues and toxic substance certifications. Regulations include the Short Supply Controls of the Export Administration Act, the North American Free Trade Agreement, National Energy Board Reporting and Certification and the Toxic Substances Control Act. Violations of license, tariff and tax reporting requirements under these regulations could result in the imposition of significant administrative, civil and criminal penalties. Furthermore, the failure to materially comply with applicable tax requirements could lead to the imposition of additional taxes, interest and penalties.

Regulation of Canadian Gathering, Processing, Transportation and Marketing Businesses

National Energy Board (“NEB”)

Our Canadian assets are not currently regulated by the NEB. The importation and exportation of natural gas and crude oil to and from Canada, however, are regulated by the NEB. The Government of Alberta tracks volumes exported from Alberta and, although it has not previously done so, reserves the right to limit the volume of natural gas that may be removed from Alberta in the event of domestic supply constraint.

Energy Resources Conservation Board (“ERCB”)

The ERCB’s purpose is to ensure that the discovery, development and delivery of Alberta’s resources take place in an orderly and efficient manner and in the public interest.

Among other matters, the ERCB has the authority to regulate the exploration, production, gathering, processing, transmission and distribution of natural gas within the province. With respect to natural gas gathering and processing activities, the ERCB’s primary role is to serve as a licensing authority for the construction and operation of the facilities used in those activities.

While the ERCB has jurisdiction to regulate the rates and fees charged for services provided by these types of facilities using a public complaint process, this authority is discretionary and has not commonly been exercised. Generally, the complaint-based method of regulation has meant that parties have had the opportunity to use alternative means to resolve disputes without resorting to the ERCB.

Sulphur Recovery Standards

In 2001, the ERCB set more stringent sulphur recovery standards for older sour gas processing plants, as set out in ID 2001-3. This interim directive directed older, “grandfathered” plants to either gradually increase their sulphur recovery to current standards or accept a reduction in their licensed capacity.

The K3 Plant and the KA Plant are capable of meeting “de-grandfathered” recovery requirements. The K3 Plant was “de-grandfathered” in 2006 after installation of a new Super Claus Sulphur recovery process. The KA Plant can be “de-grandfathered” via simple administrative application.

Other Provincial Regulatory Agencies

The Alberta Boilers Safety Association (“ABSA”) is the regulatory agency in Alberta of pressure systems with a mandate to ensure that pressure equipment is constructed and operated in a manner that protects public safety. SemCAMS maintains an approved program to meet all requirements.

Regulation of U.K. Operations

In the U.K., the Department of Energy and Climate Change’s Energy Resources Development Unit is responsible for the regulation of a number of relevant areas, including licensing, fiscal policy, national oil stocks policy (including their compulsory oil stocking obligations as a member of the European Union and International Energy Agency), policy on oil disposal, offshore environmental policy, oil sharing arrangements and decommissioning. Other regulatory bodies include the Health and Safety Executive, which regulates health and safety in the upstream and downstream oil industry (among others) and the Hazardous Installations Directorate, which is responsible for inspection and enforcement of health and safety regulation with respect to the downstream oil industry (among others). There is no regulator dedicated specifically to the oil industry. The activities of SemLogistics may also be regulated as a result of the European Union’s participation in the International Carriage of Dangerous Goods by Road and Rail agreements, as well as the International Maritime Dangerous Goods Code, which governs the safe transport of dangerous goods (including oil) by sea and, in due course, by the Marine Management Organization when it comes into being pursuant to the Marine and Coastal Access Bill.

The Department for Environment Food and Rural Affairs is responsible for setting legislation, policy, regulations and guidance for a number of environmental issues. There are also several European and international laws and policies that apply. SemLogistics’ activities are regulated by the Environment Agency Wales (“EAW”). EAW also oversees spills and their cleanup, as well as new construction of tanks, bunds (spill prevention berms in the U.S.) and other improvements, and whose regulations require us to maintain a Pollution Prevention and Control permit.

At a local level, SemLogistics’ storage facility falls within the jurisdiction of the Milford Haven Port Authority (the “MHPA”). Under the Milford Haven Port Authority Act 2002, the MHPA has the power to publish directions for the purpose of promoting or securing conditions conducive to the ease, convenience or safety of navigation in Milford Haven and the approaches to it. MHPA is currently consulting on the Milford Haven Port Authority General Directions (2006). MHPA also has powers and obligations under various regulations, including, among others, the Dangerous Substances in Harbour Areas Regulations 1987 and the Harbour Docks and Piers Clauses Act 1847, as well as responsibility for the enforcement of the Port Marine Safety Code.

Regulation of Mexican Operations

SemMexico is primarily engaged in the purchasing, production, modification, storage and distribution of liquid asphalt cement products throughout Mexico. These activities are subject to compliance with environmental laws and regulations under Mexican technical “Official Standards” and other provisions that establish minimum technical requirements. Companies are required to obtain, from the corresponding federal, local and/or municipal authorities, the relevant permits and authorizations to construct and operate asphalt modification plants and carry out the activities described above.

Mexico’s Ministry of Communications and Transportation has published several construction standards establishing the specifications required for asphalt surfaces in connection with infrastructure projects, as well as certain manuals identifying the procedures for verifying compliance therewith.

Asphalt treatment, storage and distribution activities are considered hazardous under applicable environmental laws and regulations and are subject to the scrutiny of the Ministry of the Environment and Natural Resources, which is the governmental agency in charge of granting the authorization for the handling, transportation, treatment, storage, importation, exportation and final disposal of asphalt, among others. These authorizations are essential for SemMexico to be able to perform its activities in Mexico.

Coupled with the authorizations and permits that may be granted by the Ministry of the Environment and Natural Resources, asphalt transportation activities within Mexico are subject to having obtained a number of other federal and local permits, including federal licenses for the operators of transportation units mobilizing SemMexico’s liquid asphalt cement products.

Environmental, Health and Safety Regulation

General

Our operations, including Canada, U.K. and Mexico operations, are subject to varying degrees of stringent and complex laws and regulations by multiple levels of government relating to the production, transportation, storage, processing, release and disposal of petroleum and natural gas based products and other materials or otherwise relating to protection of the environment. As with the industry generally, compliance with current and anticipated environmental laws and regulations increases our overall costs of business, including our capital costs to construct, maintain and upgrade pipelines, equipment and facilities. The failure to comply with these laws and regulations may result in the assessment of administrative, civil and criminal penalties, the imposition of removal or remedial obligations and the issuance of injunctions limiting or prohibiting our activities.

The clear trend in environmental regulation, particularly with respect to petroleum product facilities, is the placement of more restrictions and limitations on activities that may affect the environment and, thus, any changes in environmental laws and regulations or re-interpretations of enforcement policies that result in costly waste handling, storage, transport, disposal or remediation requirements could have a material adverse effect on our operations and financial condition. We may be unable to pass on such increased costs to our customers. Moreover, accidental releases, leaks or spills may occur in the course of our operations and we may incur significant costs and liabilities as a result, including those related to claims for damage to property, natural resources or persons. While we believe that we are in substantial compliance with existing applicable environmental laws and regulations and that continued compliance with existing requirements would not have a material adverse effect on us, there is no assurance that the current conditions will continue in the future.

The following is a summary of the more significant current environmental, health and safety laws and regulations to which our operations are subject.

Water Discharges

Our operations can result in the discharge of pollutants, including oil. The Oil Pollution Act (“OPA”) was enacted in 1990 and amends provisions of the Federal Water Pollution Control Act of 1972, as amended, the Clean Water Act, as amended, and other statutes as they pertain to prevention of, and response to, oil spills. The OPA, the Clean Water Act and analogous state, provincial and local laws, subject owners of facilities to strict, joint and potentially unlimited liability for containment and removal costs, natural resource damages and certain other consequences of an oil spill, where such spill is into navigable waters, along shorelines or in the exclusive economic zone of the U.S. In the event of an oil spill from one of our facilities into navigable waters, substantial liabilities could be imposed. Spill prevention, control and countermeasure requirements of these laws require appropriate containment berms or dikes and other containment structures at storage facilities to prevent contamination of soils, surface waters and groundwater in the event of an oil overflow, rupture or leak.

The federal Clean Water Act and analogous state and local laws impose restrictions and strict controls regarding the discharge of pollutants into waters of the U.S. and state waters including groundwater in many jurisdictions. Permits must be obtained to discharge pollutants into these waters. The Clean Water Act and analogous state and local laws provide significant penalties for unauthorized discharges and can impose liability for responding to and cleaning up spills. In addition, the Clean Water Act and analogous state and local laws require individual permits or coverage under general permits for discharges of storm water runoff from certain types of facilities. These permits may require us to monitor and sample the storm water runoff from certain of our facilities.

Similar measures are in place in Canada at both a federal and provincial level.

In addition, national, local and European Union regulations and directives in the U.K., and federal, state and local laws in Mexico, impose similar, but not necessarily always as stringent and detailed, requirements as in the U.S. concerning water resources and the protection of water quality, including those that regulate the discharge of pollutants and other harmful substances into water, require permits, impose clean-up obligations for spills and releases and impose fines and penalties for non-compliance. However, these countries continue to implement stricter requirements that approach the requirements in the U.S.

Air Emissions

Our operations are subject to the federal Clean Air Act, as amended, and comparable state and local laws, as well as the federal, provincial and local Canadian, U.K., European Union and Mexican laws applicable to our Canadian, U.K. and Mexican operations, although not necessarily always as stringent as found in the U.S., at least not presently. These laws and regulations regulate emissions of air pollutants from various sources, including certain of our plants, compression stations and other facilities, and impose various monitoring and reporting requirements. Pursuant to these laws and regulations, we may be required to obtain environmental agency pre-approval for the construction or modification of certain projects or facilities expected to produce or significantly increase air emissions, obtain and comply with the terms of air permits containing various emissions and operational limitations and utilize specific emission control technologies to limit emissions. We may be required to incur certain capital expenditures in the future for air pollution control equipment and leak detection and monitoring systems in connection with obtaining or maintaining operating permits and approvals for air emissions. There are significant potential monetary fines for violating air emission standards and permit provisions.

SemCAMS conducts on-going air, soil and ground water monitoring in accordance with license requirements. SemCAMS is required to annually report all specified emissions from its major facilities to a publically accessible National Pollutant Release Inventory database.

Sour Gas

SemCAMS operates facilities which process and transport sour gas (gas containing hydrogen sulfide, generally at concentrations of 10 parts per million or more). Due to the highly toxic and corrosive nature of sour gas, sour gas handling is regulated in Canada, at both the provincial and federal level, from the wellhead to the point of disposal of the sulfur content removed from processing the sour gas. Environmental legislation can also affect the operations of facilities and limit the extent to which facility expansion is permitted. Proposed facilities are facing increased resistance from community groups which is, in turn, increasing demand for alternate sources of sweetening. In addition, legislation requires that facility sites be abandoned and reclaimed to the satisfaction of provincial authorities and local landowners. A breach of such legislation may result in the imposition of fines and the issuance of clean-up orders. In all practicality, the construction of new sour gas processing facilities in Alberta has been non-existent for nearly a decade due, not only to the under-utilization of existing plants, but also owing to public safety and environmental concerns. Instead, existing plants have been better utilized by extending the reach of the relevant gathering pipeline systems.

To protect the public, pipelines transporting sour gas are required to be equipped with monitoring stations and valves that automatically shut down the flow of the pipeline in response to sudden changes in pressure or detection of sour gas in the atmosphere. SemCAMS’ sour gas pipelines are monitored 24 hours per day from a centralized pipeline control center and can be shut down by the attending operators. The distance between automatic pipeline valves is determined, based on regulated sour gas dispersion modeling, to meet approved emergency protection zone size and public exposure requirements. The integrity of the sour gas pipelines is maintained through the injection of corrosion inhibition chemicals on an on-going basis. SemCAMS’ sour gas pipelines are inspected on a regular basis to ensure the integrity of the pipelines and associated facilities.

SemCAMS’ sour gas plants have continuous sour gas detection equipment, as well as other safety systems which can automatically shut down and depressure the full plant to a controlled flare system. The plants are attended 24 hours per day and can also be shut down by attending operators.

At SemCAMS’ sour gas processing plants, sulfur recovery and air quality are constantly monitored to ensure required sulfur recovery and emission standards are met. Existing regulations require a sliding range of recovery depending on throughput. SemCAMS’ required sulfur recovery ranges vary from 98.3% to 98.8%; operational history has shown actual recovery above license requirements at 98.7% to 99.2%. Residual sulfur that cannot be removed by processing is incinerated to meet a minimum stack top temperature based on a regulator approved dispersion model.

Climate Change

In response to concerns suggesting that emissions of certain gases, commonly referred to as greenhouse gases (“GHGs”) (including carbon dioxide (“CO2”) and methane), are contributing to the warming of the Earth’s atmosphere and other climatic changes, the United States Congress has been considering legislation to reduce such emissions. In addition, more than one-third of the states, either individually or through multi-state regional initiatives, have already begun implementing legal measures to reduce emissions of GHGs, primarily through the planned development of GHG emission inventories and/or GHG cap and trade programs. As an alternative to cap and trade programs, Congress may consider the implementation of a carbon tax program. The cap and trade programs could require major sources of emissions, such as electric power plants, or major producers of fuels, such as refineries or NGL fractionation plants, to acquire and surrender emission allowances. Depending on the particular program and scope thereof, we could be required to purchase and surrender allowances for GHG emissions resulting from our operations. Depending on the design and implementation of carbon tax programs, our operations could face additional taxes and higher cost of doing business. Although we would not be impacted to a greater degree than other similarly situated midstream energy service providers, a stringent GHG control program could have an adverse effect on our cost of doing business and could reduce demand for the natural gas and NGLs we gather and process.

On December 15, 2009, the U.S. Environmental Protection Agency (the “EPA”), issued a notice of its final finding and determination that emissions of CO2, methane, and other GHGs present an endangerment to public health and the environment because emissions of such gases contribute to warming of the earth’s atmosphere and other climatic changes. This final finding and determination allows the EPA to begin regulating GHG emissions under existing provisions of the Clean Air Act. Consequently, the EPA has proposed regulations that would require a reduction in emissions of GHGs from motor vehicles and could trigger permit review for GHG emissions from certain stationary sources. In addition, the EPA issued a final rule, effective in December 2009, requiring the reporting of GHG emissions from specified large GHG emission sources in the U.S., beginning in 2011 for emissions occurring in 2010. In March 2010, the EPA proposed revisions to these reporting requirements to apply to all oil and gas production, transmission, processing and other facilities exceeding certain emission thresholds. Although it is not possible at this time to predict how legislation or new regulations that may be adopted to address GHG emissions would impact our business, any such new federal, state or regional restrictions on emissions of CO2 that may be imposed in areas in which we conduct business could also have an adverse affect on our cost of doing business and demand for the petroleum products we gather, process, transport, store, distribute and market.

SemCAMS has been required to file provincial GHG emissions reports annually since 2003 for its three large gas plants. GHG baselines were set based on 2003 through 2005 data. Alberta facilities that emit more than 100,000 tonnes of GHG per year have to reduce emissions intensity by 12 percent. Companies can meet this obligation through improvements to their operations, by purchasing Alberta-based credits, by contributing to the Climate Change and Emissions Management Fund or any combination thereof. Beginning with the last half of the 2007 reporting year, penalties (U.S. $15 per tonne) are paid to the provincial government when the GHG intensity (GHG emissions per unit of production) are greater than 88% of the intensity established in the baseline data. All GHG costs paid by SemCAMS are recovered by allocation to the producers based on fuel gas use and CO2 composition in the inlet gas. Failure to comply with the regulation will result in a fine of $200 for every tonne of CO2 by which the total release of specified gases exceeds the net emissions intensity limit for the facility. Legislation to further lower the current reporting limit is pending which, if enacted, would require additional SemCAMS facilities to file provincial GHG emissions reports annually.

Hazardous Substances and Wastes

The environmental laws and regulations affecting our operations relate to the release of hazardous substances or solid wastes into soils, groundwater and surface water, and include measures to prevent and control pollution. These laws and regulations generally regulate the generation, storage, treatment, transportation and disposal of solid and hazardous wastes, and may require investigatory and corrective actions at facilities where such waste may have been released or disposed. For instance, the Comprehensive Environmental Response, Compensation and Liability Act (“CERCLA”), also known as the “Superfund” law, and comparable state laws, impose liability without regard to fault or the legality of the original conduct, on certain classes of persons that contributed to a release of “hazardous substance” into the environment. Potentially responsible persons can include the current owner or operator of the site where a release previously occurred and companies that disposed, or arranged for the disposal, of the hazardous substances found at the site. Under CERCLA, these persons may be subject to joint and several liability for the costs of cleaning up the hazardous substances that have been released into the environment, for damages to natural resources and for the costs of certain health studies. CERCLA also authorizes the EPA and, in some cases, third parties to take actions in response to threats to the public health or the environment and to seek to recover from the potentially responsible classes of persons the costs they incur. It is not uncommon for neighboring landowners and other third parties to file claims for personal injury and property damage allegedly caused by hazardous substances or other wastes released into the environment. Although “petroleum,” as well as natural gas and NGLs, have been for the most part excluded from CERCLA’s definition of a “hazardous substance,” in the course of ordinary operations, we may generate wastes that may fall within the definition of a “hazardous substance.” In addition, there are other laws and regulations that can create liability for releases of petroleum, natural gas or NGLs. Moreover, we may be responsible under CERCLA or other laws for all or part of the costs required to clean up sites at which such wastes have been disposed. We have received notification that we are one of four companies that may be potentially responsible for any cleanup costs required under the State of Washington’s CERCLA equivalent statute with respect to a site in Spokane, Washington as result of the our having leased the site after the contamination occurred. No clean-up has yet been ordered. Our position is that, as a result of our emergence from the Bankruptcy, any potential claims against us for regulatory agency oversight costs were converted to administrative priority claims and any potential claims against us for investigation and clean-up costs were converted to unsecured claims (as they relate to other potentially responsible persons) and to administrative priority claims (as they relate to any regulatory agency).

We also generate, and may in the future generate, both hazardous and nonhazardous solid wastes that are subject to requirements of the federal Resource Conservation and Recovery Act (“RCRA”) and/or comparable state laws. We are not currently required to comply with a substantial portion of the RCRA requirements because our operations generate minimal quantities of hazardous wastes as currently defined under RCRA. From time to time, the EPA and state regulatory agencies have considered the adoption of stricter disposal standards for nonhazardous wastes, including crude oil and natural gas wastes. Moreover, it is possible that some wastes generated by us that are currently classified as nonhazardous may in the future be designated as “hazardous wastes,” resulting in the wastes being subject to more rigorous and costly management and disposal requirements. Changes in applicable laws or regulations may result in an increase in our capital expenditures, facility operating expenses or otherwise impose limits or restrictions on our operations.

National, provincial and local laws of Canada, Mexico, the U.K. and the European Union that are applicable to our operations also regulate the release of hazardous substances or solid wastes into soils, groundwater and surface water, and include measures to prevent and control pollution as well as the handling of hazardous waste. Some of the requirements are similar to those found under CERCLA and RCRA and some are not yet as stringent, but are becoming more so as the focus on these issues increases.

We currently own or lease, and have in the past owned or leased, and in the future we may own or lease, properties that have been used over the years for petroleum product operations. Solid waste disposal practices within the oil and natural gas and related industries have improved over the years with the passage and implementation of various environmental laws and regulations. Nevertheless, some petroleum products and other solid wastes have been disposed of on, or under, various properties owned or leased by us during the operating history of those facilities. In addition, a number of these properties may have been operated by third parties over whom we had no control as to such entities’ handling of petroleum products or other wastes and the manner in which such substances may have been disposed of or released. These properties and wastes disposed thereon may be subject to CERCLA, RCRA and analogous state laws. Under these laws, we could be required to remove or remediate previously disposed wastes or property contamination, including groundwater contamination, or to take action to prevent future contamination. In some instances, any such requirements may have been dealt with in the Bankruptcy proceeding.

Employee Safety

We are subject to the requirements of the Occupational Safety and Health Act (“OSHA”), as well as to comparable national, state, provincial and local, Canadian, Mexican, U.K. and European Union laws that are applicable to our Canadian, Mexican and U.K. operations, the purposes of which are to protect the health and safety of workers. In addition, the OSHA hazard communication standard and comparable state, Canadian federal and provincial statutes require us to organize and disclose information concerning hazardous materials used, produced or transported in our operations. Some of our facilities are subject to the OSHA Process Safety Management regulations that are designated to prevent or minimize the consequences of catastrophic releases of toxic, reactive, flammable or explosive chemicals.

SemCAMS facilities are also subject to regulation by ABSA. SemCAMS maintains its own compliance program, audited by ABSA, which addresses integrity, inspection and process safety management elements as required by legislation.

Hazardous Materials Transportation Requirements

The DOT regulations affecting pipeline safety require pipeline operators to implement measures designed to reduce the environmental impact of oil discharge from onshore oil pipelines. These regulations require operators to maintain comprehensive spill response plans, including extensive spill response training for pipeline personnel. In addition, the DOT regulations contain detailed specifications for pipeline operation and maintenance.

Similar requirements are in effect in Canada.

Anti-Terrorism Measures

The federal Department of Homeland Security Appropriations Act of 2007 requires the Department of Homeland Security (“DHS”), to issue regulations establishing risk-based performance standards for the security of chemical and industrial facilities, including oil and gas facilities that are deemed to present “high levels of security risk.” The DHS issued an interim final rule in April 2007 regarding risk-based performance standards to be attained pursuant to this act and, on November 20, 2007, further issued an Appendix A to the interim rules that establish chemicals of interest and their respective threshold quantities that will trigger compliance with the interim rules. To the extent our facilities are subject to existing or new rules, it is possible that the costs to comply with such rules could be substantial.

Title to Properties

Substantially all of our pipelines are constructed on rights-of-way granted by the record owners of the property. Lands over which pipeline rights-of-way have been obtained may be subject to prior liens that have not been subordinated to the right-of-way grants. We have obtained, where necessary, easement agreements from public authorities and railroad companies to cross over or under, or to lay facilities in or along, watercourses, county roads, municipal streets, railroad properties and state highways, as applicable. In some cases, property on which our pipeline was built was purchased in fee. Our processing plants and terminals are on real property owned or leased by us.

We believe that we have satisfactory title to all of the assets we own. Although title to such properties is subject to encumbrances in certain cases, such as customary interests generally retained in connection with acquisition of real property, liens related to environmental liabilities associated with historical operations, liens for current taxes and other burdens and minor easements, restrictions and other encumbrances to which the underlying properties were subject at the time of acquisition by us, we believe that none of these burdens will materially detract from the value of such properties or from our interest therein or will materially interfere with their use in the operation of our business.

Office Facilities

In addition to our gathering, storage, terminalling and processing facilities discussed above, we maintain corporate office headquarters located in Tulsa, Oklahoma. All of the U.S. business segments utilize Tulsa as their center of operations, except for SemCrude, whose primary operations are located in Oklahoma City. Foreign business segments utilize their centers of operations, which are Calgary, Alberta for SemCanada Crude and SemCAMS; Puebla, Mexico for SemMexico; and Milford Haven, Wales for SemLogistics. Many of our business segments also have satellite offices located throughout North America. The current lease for our Tulsa headquarters expires in May 2019, and the other office leases have varying expiration dates. While we may require additional office space as our business expands, we believe that our existing facilities are adequate to meet our needs for the immediate future, and that additional facilities will be available on commercially reasonable terms as needed.

Employees

As of June 30, 2010, we had approximately 840 employees, including approximately 570 employees outside the U.S. in Canada, Mexico and the U.K. Approximately 120 of our employees in Canada and Mexico are represented by labor unions and subject to collective bargaining agreements governing their employment with us. We have never had a labor related work stoppage and believe our employee relations are good.

Item 1A.	Risk Factors

Our business faces many risks. We believe the risks described below are the material risks we face. However, the risks described below may not be the only risks we face. Additional unknown risks or risks that we currently consider immaterial may also impair our business operations. If any of the events or circumstances described below actually occurs, our business, financial condition or results of operations could suffer, and the trading price of our shares of Class A Common Stock and warrants could decline significantly. Investors should consider the specific risk factors discussed below, together with the other information contained in this registration statement and the other documents that we will file from time to time with the Securities and Exchange Commission (the “SEC”).

Risks Related to Our Business

We have substantial indebtedness.

As of June 30, 2010, on a consolidated basis we had approximately $470.7 million in long-term debt outstanding and $114.1 million in outstanding letters of credit. In addition, we had the ability to borrow up to an additional $38.2 million in cash loans under our revolving credit facility. Significant amounts of cash flows will be necessary to make payments of interest and repay the principal amount of such indebtedness.

The degree to which we are leveraged could have important consequences because:

•	it could affect our ability to satisfy our debt and other obligations;

•	it could result in higher interest expense in the event of interest rate increases since some of our debt is, and will continue to be, at variable rates of interest;

•

a substantial portion of our cash flows from operations is required to be dedicated to interest and principal payments and may not be available for operations, working capital, capital expenditures, expansion, acquisitions or general corporate or other purposes;

•

our ability to obtain additional financing in the future for working capital, capital expenditures, expansion or other purposes may be impaired or such financing may not be available on favorable terms;

•	we are more highly leveraged than some of our competitors, which may place us at a competitive disadvantage;

•	our planning for, or reacting to, changes in our business may be limited; and

•	it may make us more vulnerable in the event of another downturn in our business or the economy in general.

There can be no assurance that we will be able to generate sufficient cash flows from operations, or that future borrowings will be available under credit facilities in an amount sufficient, to enable us to pay our debt obligations or to fund our other liquidity needs. We may need to refinance all or a portion of our debt on or before maturity. We may not be able to refinance any of our debt on commercially reasonable terms or at all.

Our credit facilities contain covenants which require us to satisfy and maintain certain financial ratios and place certain other restrictions on us.

Our credit facilities contain covenants which require us to satisfy and maintain certain financial ratios and place certain other restrictions on us. These covenants and restrictions limit our ability to respond to changing business and economic conditions and we may be prevented from engaging in transactions that might otherwise be considered beneficial to us. For example, our credit facilities limit our ability to:

•	make capital expenditures in excess of specified amounts;

•	incur additional indebtedness;

•	incur liens;

•	pay dividends;

•	make certain restricted payments;

•	consummate certain asset sales;

•	enter into certain transactions with affiliates; or

•	merge, consolidate and/or sell or dispose of all, or substantially all, of our assets.

Any failure to comply with the restrictions of our credit facilities, or any other such subsequent financing agreements, may result in an event of default. An event of default may allow the creditors to accelerate the related debt, as well as any other debt to which a cross-acceleration or cross-default provision applies. If we are unable to repay amounts outstanding under our credit facilities when due, the lenders thereunder could, subject to the terms of the relevant agreements, seek to sell or otherwise transfer our assets granted to them as collateral to secure the indebtedness outstanding under those facilities. Substantially all of our assets have been pledged as collateral to secure our credit facilities. In addition, the lenders under our revolving credit facility may choose to terminate any commitments they then have made to supply us with further funds.

Our access to credit markets may be limited, which may adversely impact our liquidity.

We may require additional capital from outside sources from time to time. Our ability to arrange financing, and the cost of such capital, is dependent on numerous factors, including:

•	general economic, business and financial conditions;

•	credit availability from banks and other financial institutions;

•	investor confidence in us;

•	our levels of indebtedness;

•	competitive, legislative and regulatory matters;

•	cash flows; and

•	provisions of tax and securities laws that may impact raising capital.

In addition, volatility in the capital markets may adversely affect our ability to access any available borrowing capacity under our revolving credit facility. Our access to funds under our revolving credit facility is dependent on the ability of the lenders under the revolving credit facility to meet their funding obligations. Those lenders may not be able to meet their funding commitments if they experience shortages of capital and liquidity, resulting in a reduction in available borrowings.

Our risk management policy governing our internal trading and marketing activities cannot eliminate all risks associated with the trading and marketing of commodities, nor can we ensure compliance with the risk management policy by our employees, both of which could impact our financial and operational results.

We have in place a risk management policy that establishes authorized commodities and transaction types, delegations of authority, and limits for trading and marketing exposures and requires that we restrict net open positions (e.g., positions that are not fully hedged as to commodity price risk) to specified levels at each of the consolidated and, in certain cases, subsidiary level. Our risk management policy has restrictive terms with respect to acquiring and holding physical inventory, futures contracts or derivative products for the purpose of proprietary trading activity. These policies and practices, however, cannot eliminate all risks. If we enter into derivatives contracts or sale contracts for the delivery of products at a future date, we are subject to the risk of non-delivery under product purchase contracts or the failure of gathering and transportation systems. For example, any event that disrupts our anticipated physical supply of products could create a net open position that would expose us to risk of loss resulting from price changes.

Moreover, we are exposed to price movements on products that are not hedged, including certain of our inventory, such as linefill, which must be maintained to operate pipeline and gathering lines. We are also exposed to certain price risks that cannot be readily hedged, such as price risks for “basis differentials.” “Basis differentials” can be created to the extent that our purchase or sales contracts call for delivery of a petroleum product of a grade, at a location, or at a time that differs from the specific delivery terms of offsetting purchase and sales agreements or derivative instruments. If this occurs, we may not be able to use the physical or derivative commodity markets to fully hedge our price risk. Even though we expect to maintain only limited net open positions, as permitted under the risk management policy, we will be exposed to price risks within predefined limits and authorizations which could impact our operational and financial results.

We also have a risk that employees involved in our trading and marketing operations may not comply with the risk management policy. We cannot ensure with certainty that all violations of the risk management policy, particularly if deception or other intentional misconduct is involved, will be detected prior to our businesses being materially affected.

Our operating results and financial condition may be adversely affected by unfavorable general economic conditions.

Unfavorable economic conditions worldwide contribute to slowdowns in the oil and gas industry including the specific segments and markets in which we operate. If global economic conditions or economic conditions in the U.S. remain uncertain or persist, spread or deteriorate further, we may experience material adverse impacts on our results of operations, cash flows and financial condition.

Our profitability depends on the demand for the products we gather, transport, process and store in the markets we serve.

Any sustained reduction in demand for petroleum products in markets served by our midstream assets could result in a significant reduction in the volume of petroleum products that we gather, transport, process and store, thereby adversely affecting our results of operations, cash flows and financial condition. Factors that could lead to a reduction in demand include:

•	an increase in the price of products derived from petroleum products;

•

higher taxes, including federal excise taxes, crude oil severance taxes or sales taxes or other governmental or regulatory actions that increase, directly or indirectly, the cost of petroleum and natural gas based products;

•	adverse economic conditions which result in lower spending by consumers and businesses on products derived from petroleum products;

•	higher fuel taxes or other governmental or regulatory actions that increase the cost of the products we handle;

•	effects of weather, natural phenomena, terrorism, war, or other similar acts;

•	an increase in fuel economy, whether as a result of a shift by consumers to more fuel efficient vehicles, technological advances by manufacturers or federal or state regulations;

•

decisions by our customers or suppliers to use alternate service providers for a portion or all of their needs, operate in different markets not served by us, reduce operations or cease operations entirely; and

•	an increase in the use of alternative fuel sources such as ethanol, biodiesel, fuel cells, solar and wind power.

Because of the natural decline in production from existing wells in our areas of operation, our success depends on our ability to obtain new sources of supply of petroleum products, which is dependent on factors beyond our control. Any decrease in the volumes of these products that we gather could adversely affect our business and operating results.

The volumes that support our business are dependent on the level of production from wells connected to our gathering systems, the production from which may be less than we expect as a result of a natural decline of producing wells over time and the shut-in of wells for economic or other reasons. As a result, our cash flows associated with these wells will also decline over time. In order to maintain or increase throughput levels on our gathering systems, we must obtain new sources of petroleum products. The primary factors affecting our ability to obtain sources of these products include the level of successful drilling activity near our systems and our ability to compete for volumes from successful new wells.

We have no control over the level of drilling activity in our areas of operation, the amount of reserves associated with wells connected to our gathering systems or the rate at which production from a well declines. In addition, we have no control over producers or their drilling or production decisions, which are affected by, among other things, the availability and cost of capital, prevailing and projected energy prices, demand for petroleum products, levels of reserves, geological considerations, environmental or other governmental regulations, the availability of drilling permits, the availability of drilling rigs, and other drilling, production and development costs.

Fluctuations in energy prices can also greatly affect the development of new petroleum product reserves and, to a lesser extent, production from existing wells. In general terms, energy prices fluctuate in response to changes in supply and demand, market uncertainty and a variety of additional factors that are beyond our control. Declines in energy prices could have a negative impact on exploration, development and production activity and, if sustained, could lead to a material decrease in such activity. Sustained reductions in exploration or production activity in our areas of operation would lead to reduced utilization of our gathering and treating assets. Because of these factors, even if new reserves are known to exist in areas served by our assets, producers may choose not to develop those reserves. If reductions in drilling activity result in our inability to maintain levels of throughput on our systems, it could have a material adverse effect on our business, results of operations and financial condition.

Our construction of new assets may not result in the anticipated revenue increases and is subject to unanticipated regulatory, environmental, political, legal and economic risks which could adversely affect our business.

One of the ways we intend to grow our business is through the construction of new assets. The construction of additions or modifications to our existing systems and of new assets involves numerous regulatory, environmental, political and legal uncertainties beyond our control and may require the expenditure of significant amounts of capital. If we undertake such projects, they may not be completed on schedule or at the budgeted cost, or at all. Moreover, our revenue may not increase immediately upon the expenditure of funds on a particular project. For instance, if we expand a pipeline, the construction may occur over an extended period of time and we will not receive any material increases in revenue until the project is completed. Moreover, we may construct facilities to capture anticipated future growth in production in a region in which such growth does not materialize. Since we are not engaged in the exploration for, and the development of, natural gas and crude oil reserves, we do not possess reserve expertise and we often do not have access to third party estimates of potential reserves in an area prior to constructing facilities in such area. To the extent we rely on estimates of future production in our decision to construct additions to our system, such estimates may prove to be inaccurate because of numerous uncertainties inherent in estimating quantities of future production. As a result, new facilities may not be able to attract enough throughput to achieve our expected investment return which could adversely affect our results of operations, cash flows and financial condition. In addition, the construction of additions to our existing gathering and transportation assets may require us to obtain new rights-of-way prior to constructing new pipelines. We may be unable to obtain such rights-of-way to connect new petroleum product supplies to our existing gathering lines or capitalize on other attractive expansion opportunities. Additionally, it may become more expensive for us to obtain new rights-of-way or to renew existing rights-of-way. If the cost of renewing or obtaining new rights-of-way increases, or if we lose our existing rights-of-way through our inability to renew right-of-way contracts or otherwise, our results of operations, cash flows and financial condition could be adversely affected.

We may be unable to generate sufficient or positive cash flows from the purchase, transportation, storage, distribution and sale of petroleum products to adequately support our financial or operational results.

Our marketing results depend upon our ability to generate sufficient or positive cash flows from the purchase, sale and cost to carry of petroleum products. Our cash flows are affected by many factors beyond our control, including:

•	availability of parties willing to enter into purchase and sale transactions with us;

•	increases in operational or capital costs;

•	the availability of petroleum products to us;

•	upward or downward movement and volatility in the price of petroleum products due to any reason, as well as basis differentials;

•	availability of funds from our operations and credit facilities to support marketing and trading activities;

•	availability of counterparties willing to offer credit to us;

•	reductions in demand for, and supply of, petroleum products for any reason;

•

prices for petroleum products at various production locations and points of sale as well as purchase and sale transactional costs, including hedging costs and futures contracts on the NYMEX and over the counter (“OTC”) markets;

•	timing differences between effecting buy, sell and other risk management transactions; and

•	technical and structural changes in petroleum product markets.

Actual results may vary significantly from the projections filed with the U.S. Bankruptcy Court.

In connection with our plan of reorganization, we were required to prepare projected financial information to demonstrate to the U.S. Bankruptcy Court the feasibility of our plan of reorganization and our ability to continue operations upon our emergence from the Bankruptcy. Those projections are included in the Disclosure Statement filed with the U.S. Bankruptcy Court on September 25, 2009. Those projections are not included in this registration statement, are not incorporated by reference into this registration statement and they should not be relied upon. Those projections were based on numerous assumptions about our anticipated future performance and were based on anticipated market and economic conditions that were, and remain, beyond our control and may not materialize. Projections are inherently subject to many uncertainties and a wide variety of significant business, economic and competitive risks. Our actual results of operations and financial condition will vary from those contemplated by the projections and the variations may be material.

We cannot be certain that the Bankruptcy proceedings will not adversely affect our operations going forward.

Although we emerged from the Bankruptcy on November 30, 2009, we cannot assure you that the Bankruptcy proceedings will not adversely affect our operations going forward. Having filed for bankruptcy protection may adversely affect our ability to negotiate favorable terms from suppliers and lenders and to attract and retain customers. The failure to obtain such favorable terms and attract and retain customers would adversely affect our financial performance.

We operate in a highly competitive business environment, and competitive pressures could adversely affect our business.

We compete with similar enterprises in our areas of operation. Some of our competitors are large petroleum companies that have greater financial resources and access to supplies of petroleum products than we do. Our competitors may expand or construct gathering systems and associated infrastructure that would create additional competition for the services we provide to our customers. In addition, our customers who are significant producers of petroleum products may develop their own gathering, processing and transportation systems in lieu of using ours. Our ability to renew or replace existing contracts with our customers at rates sufficient to maintain current revenue and cash flows could be adversely affected by the activities of our competitors and our customers. Uncertainty and possible adverse publicity resulting from our Bankruptcy reorganization may make us more susceptible to the loss of customers to our competitors. All of these competitive pressures could have a material adverse effect on our business, results of operations and financial condition.

Because our consolidated financial statements reflect fresh-start reporting adjustments made upon emergence from our Bankruptcy reorganization, and because of the effects of the transactions that became effective pursuant to our plan of reorganization, financial information in our current and future financial statements will not be comparable to our financial information from prior periods.

In connection with our Bankruptcy reorganization, we adopted fresh-start reporting effective as of the close of business on November 30, 2009, in accordance with ASC 852, “Reorganizations.” Our adoption of fresh-start reporting resulted in our becoming a new entity for financial reporting purposes. As required by fresh-start reporting, our assets and liabilities have been adjusted to reflect fair value. In addition to fresh-start reporting, our financial statements reflect the effects of all of the transactions implemented by our plan of reorganization. Accordingly, our financial statements for periods ending on or prior to November 30, 2009, are not comparable with our financial statements for periods ending subsequent to November 30, 2009. Furthermore, the estimates and assumptions used to implement fresh-start reporting are inherently subject to significant uncertainties and contingencies beyond our control. Accordingly, we cannot provide assurance that the estimates, assumptions, and values reflected in our valuations will be realized, and our actual results could vary materially.

An impairment of goodwill could reduce our earnings.

At December 31, 2009, we had $186.8 million of goodwill which was recorded on November 30, 2009, in connection with fresh-start reporting. Goodwill was recorded to the extent that the Company’s reorganization value exceeded amounts attributed to specific tangible or identified intangible assets. Accounting principles generally accepted in the U.S. (“GAAP”) require us to test goodwill for impairment on an annual basis, or when events or circumstances occur indicating that goodwill might be impaired. If we determine that any of our goodwill is impaired, we are required to take an immediate charge to earnings.

At March 31, 2010, $54.1 million of our goodwill and $41.8 million of our other intangible assets were attributable to the SemCanada Crude segment. During the second quarter of 2010, we revised downward our projections of the future earnings potential of the SemCanada Crude segment, following a significant loss of customers which occurred in April 2010, coupled with a significant decline in profitability in April 2010 and an assessment by a national consultancy that certain market conditions that are adversely impacting this segment were likely to continue. In response to these events, we tested SemCanada Crude’s goodwill and other intangible assets for impairment as of May 31, 2010. Based on the results of these tests, we recorded an impairment of the full amount of the goodwill and other intangible assets attributable to SemCanada Crude during the second quarter 2010. In addition, we have initiated a detailed review of the strategic options available to us to mitigate any future unfavorable impact from the downturn in the performance of SemCanada Crude. Among other options being considered are the sale or shutdown of the marketing and blending operations or other lines of business within SemCanada Crude.

Changes in currency exchange rates could adversely affect our operating results.

A portion of our revenue is generated from our operations in Canada, the U.K. and Mexico, which use the Canadian dollar, British pound and Mexican peso, respectively, as the functional currency. Therefore, changes in the exchange rate between the U.S. dollar, on the one hand, and any of such foreign currencies, on the other hand, could adversely affect our financial and operational results.

We are subject to the risks of doing business outside of the U.S.

The success of our business depends, in part, on continued performance in our non-U.S. operations. We currently have operations in Canada, Mexico and the U.K. In addition to the other risks described in this registration statement, there are numerous risks and uncertainties that specifically affect our non-U.S. operations. These risks and uncertainties include political and economic instability, changes in local governmental laws, regulations and policies, including those related to tariffs, investments, taxation, exchange controls, employment regulations and repatriation of earnings, and enforcement of contract and intellectual property rights. International transactions may also involve increased financial and legal risks due to differing legal systems and customs, including risks of non-compliance with U.S. and local laws affecting our activities abroad, including compliance with the U.S. Foreign Corrupt Practices Act. While these factors and the impact of these factors are difficult to predict, any one or more of them could adversely affect our financial and operational results.

Some of our operations cross the U.S./Canada border and are subject to cross border regulation.

Our cross border activities with our Canadian subsidiaries subject us to regulatory matters, including import and export licenses, tariffs, Canadian and U.S. customs and tax issues and toxic substance certifications. Such regulations include the Short Supply Controls of the Export Administration Act, the North American Free Trade Agreement and the Toxic Substances Control Act. Violations of these licensing, tariff and tax reporting requirements could result in the imposition of significant administrative, civil and criminal penalties.

Adverse developments in our existing areas of operation could adversely impact our results of operations, cash flows and financial condition.

Our operations are focused on gathering, transporting, storing, processing and treating petroleum products utilizing our assets which are principally located in the Midwest and Rocky Mountain supply region of the U.S. and in Alberta, Canada. As a result, our results of operations, cash flows and financial condition depend upon the demand for our services in these regions. Due to our current lack of broad diversification in industry type and geographic location, adverse developments in our current segment of the midstream industry, or our existing areas of operation, could have a significantly greater impact on our results of operations, cash flows and financial condition than if our operations were more diversified.

Our operations could be adversely affected if third-party pipelines or other facilities interconnected to our facilities become partially or fully unavailable, or if the volumes we gather do not meet the quality requirements of such pipelines or facilities.

Our facilities connect to other pipelines or facilities, some of which are owned by third parties. The continuing operation of such third-party pipelines or facilities is not within our control. These pipelines and other facilities may become unavailable because of testing, turnarounds, line repair, reduced operating pressure, lack of operating capacity, curtailments of receipt or deliveries due to insufficient capacity or for any other reason. If any of these pipelines or facilities becomes unable to transport the products we gather, or if the volumes we gather or transport do not meet the quality requirements of such pipelines or facilities, our results of operations and cash flows could be adversely affected.

As a public company, we will be subject to additional financial and other reporting and corporate governance requirements that may be difficult for us to satisfy, will raise our costs and may divert resources and management attention from operating our business.

We have historically operated as a private company. Following the effectiveness of this registration statement, we will need to file with the SEC annual and quarterly information and other reports that are specified in the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and SEC regulations. Thus, we will need to ensure that we have the ability to prepare, on a timely basis, financial statements that comply with SEC reporting requirements. We will also become subject to other reporting and corporate governance requirements, including the listing standards of the New York Stock Exchange (the “NYSE”) upon which we intend to list our Class A Common Stock and warrants, and the provisions of the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”), and the regulations promulgated thereunder, which will impose significant new compliance obligations upon us. As a public company, we will be required, among other things, to:

•	prepare and distribute reports and other stockholder communications in compliance with our obligations under the federal securities laws and the NYSE listing rules;

•	define and expand the roles and the duties of our Board of Directors and its committees;

•	institute more comprehensive compliance, investor relations and internal audit functions;

•

evaluate and maintain our system of internal control over financial reporting, and report on management’s assessment thereof, in compliance with the requirements of Section 404 of the Sarbanes-Oxley Act and related rules and regulations of the SEC; and

•	involve and retain outside legal counsel and accountants in connection with the activities listed above.

The adequacy of our internal control over financial reporting must be assessed by management for each year commencing with the year ending December 31, 2011. Our internal control over financial reporting may not currently meet the standards required by Section 404 of the Sarbanes-Oxley Act. We have hired an independent consulting firm to assist us in implementing effective internal control over financial reporting. We will incur additional costs in order to improve our internal control over financial reporting and comply with Section 404, including increased auditing and legal fees and costs associated with hiring additional accounting and administrative staff. Ultimately, our efforts may not be adequate to comply with the requirements of Section 404. If we are unable to implement and maintain adequate internal control over financial reporting or otherwise to comply with Section 404, we may be unable to report financial information on a timely basis, may suffer adverse regulatory consequences, may have violations of the applicable national securities exchange listing rules and may breach covenants under our credit facilities. There could also be a negative reaction in the financial markets due to a loss of investor confidence in us and the reliability of our financial statements.

The changes necessitated by becoming a public company will require a significant commitment of additional resources and management oversight that will increase our costs and might place a strain on our systems and resources. As a result, our management’s attention might be diverted from other business concerns. In addition, we might not be successful in implementing and maintaining controls and procedures that comply with these requirements. If we fail to maintain an effective internal control environment or to comply with the numerous legal and regulatory requirements imposed on public companies, we could make material errors in, and be required to restate, our financial statements. Any such restatement could result in a loss of public confidence in the reliability of our financial statements and sanctions imposed on us by the SEC.

We are exposed to the creditworthiness and performance of our customers, suppliers and transactional counterparties, and any material nonpayment or nonperformance by one or more of these parties could adversely affect our financial and operational results.

There can be no assurance we have adequately assessed the creditworthiness of each of our existing or future customers, suppliers or transactional counterparties or that there will not be a rapid or unanticipated deterioration in their creditworthiness, which may have an adverse impact on our financial condition and results of operations. Nor is there certainty that our counterparties will perform or adhere to existing or future contractual arrangements.

We manage our exposure to credit risk through credit analysis and credit monitoring procedures and policies, including credit support requirements for customers and counterparties to which we extend no or limited unsecured credit, such as letters of credit, prepayments, and guarantees. However, these procedures and policies cannot fully eliminate counterparty credit risks, and to the extent our procedures and policies prove to be inadequate, our financial and operational results may be negatively impacted.

Some of our counterparties may be highly leveraged or have limited financial resources and will be subject to their own operating and regulatory risks and, even if our credit review and analysis mechanisms work properly, we may experience financial losses in our dealings with such parties. In addition, volatility in commodity prices might have an impact on many of our counterparties, which, in turn, could have a negative impact on their ability to meet their obligations to us and may also increase the magnitude of these obligations.

Any material nonpayment or nonperformance by our counterparties could require us to pursue substitute counterparties for the affected operations, reduce operations or provide alternative services. There can be no assurance that any such efforts would be successful or would provide similar financial and operational results.

Our business involves many hazards and operational risks, some of which may not be covered by insurance.

Sudden leaks are possible in operations involving pipelines and tanks. Other possible operating risks include the breakdown or failure of equipment, information systems or processes; the performance of equipment at levels below those originally intended (whether due to misuse, unexpected degradation or design, construction or manufacturing defects); failure to maintain adequate supplies of spare parts; operator error; labor disputes; disputes with interconnected facilities and carriers; and catastrophic events such as natural disasters, fires, explosions, fractures, acts of terrorism and other similar events, many of which are beyond our control.

These risks could result in substantial losses due to personal injury or loss of life, severe damage to, and destruction of, property and equipment and pollution or other environmental damage, and may result in curtailment or suspension of our related operations. We are not fully insured against all risks incident to our business. In addition, as a result of market conditions, premiums for our insurance could increase significantly. In some instances, insurance could become unavailable or available only for reduced amounts of coverage. If a significant accident or event occurs that is not fully insured, it could adversely affect our results of operations, cash flows and financial condition. Even if a significant accident or event is covered by insurance, we may still have responsibility for applicable deductibles, and in addition, the proceeds of any such insurance may not be paid in a timely manner.

Any acquisition involves risks that may adversely affect our business.

Any acquisition involves potential risks, including:

•	performance from the acquired businesses or assets that is below the forecasts we used in evaluating the acquisition;

•	a significant increase in our indebtedness and working capital requirements;

•	the inability to timely and effectively integrate the operations of recently acquired businesses or assets;

•

the incurrence of substantial unforeseen environmental and other liabilities arising out of the acquired businesses or assets, including liabilities arising from the operation of the acquired businesses or assets prior to our acquisition;

•	risks associated with operating in lines of business that are distinct and separate from our historical operations;

•	customer or key employee loss from the acquired businesses; and

•	the diversion of management’s attention from other business concerns.

Any of these factors could adversely affect our ability to achieve anticipated levels of cash flows from our acquisitions, realize other anticipated benefits and our ability to meet our debt service requirements.

We may incur significant costs and liabilities resulting from pipeline integrity programs and related repairs.

Pursuant to the Pipeline Safety Improvement Act of 2002, as reauthorized and amended by the Pipeline Inspection, Protection, Enforcement and Safety Act of 2006, the DOT, through the DOT’s Pipeline and Hazardous Materials Safety Administration, has adopted regulations requiring pipeline operators to develop integrity management programs for transmission pipelines located where a leak or rupture could do the most harm in “high consequence areas,” including high population areas, areas that are sources of drinking water, ecological resource areas that are unusually sensitive to environmental damage from a pipeline release and commercially navigable waterways, unless the operator effectively demonstrates by risk assessment that the pipeline could not affect the area. The regulations require operators of covered pipelines to:

•	perform on-going assessments of pipeline integrity on a recurring frequency schedule;

•	identify and characterize applicable potential threats to pipeline segments that could impact a high consequence area;

•	improve data collection, integration and analysis;

•	repair and remediate the pipeline as necessary; and

•	implement preventive and mitigating actions.

In addition, states have adopted regulations similar to existing DOT regulations for intrastate gathering and transmission lines. We currently estimate that we will incur an aggregate cost of approximately $1.0 million for years 2010 through 2012 to implement necessary pipeline integrity management program testing along certain segments of our pipelines required by existing DOT and state regulations. This estimate does not include the costs, if any, of any repair, remediation, preventative or mitigating actions that may be determined to be necessary as a result of the testing program, which costs could be substantial. At this time, we cannot predict the ultimate cost of compliance with these regulations, as the cost will vary significantly depending on the number and extent of any repairs found to be necessary as a result of the pipeline integrity testing. Following the initial round of testing and repairs, we will continue our pipeline integrity testing programs on an on-going basis to assess and maintain the integrity of our pipelines. The results of these tests could cause us to incur significant and unanticipated capital and operating expenditures for repairs or upgrades deemed necessary to ensure the continued safe and reliable operations of our pipelines and, consequently, result in a reduction in our revenue and cash flows from shutting down our pipelines during the pendency of such repairs or upgrades.

In order to comply with recently enacted legislation relating to the transportation of hazardous liquids by pipeline, we are required to implement procedures no later than February 1, 2012, to address control room management for pipelines where controllers utilize a supervisory control and data acquisition system. Implementing these procedures could cause us to incur unanticipated operating expenditures.

The nature and degree of regulation may adversely affect fee structures or operations.

Our operations are subject to substantial regulation from foreign and domestic federal, state, provincial and local authorities. These authorities regulate numerous aspects of our operations, including our interstate natural gas storage operations, certain crude oil gathering systems, construction and maintenance of facilities, and rate structures among other things. We cannot predict the impact of any future revisions or interpretation changes of existing laws or regulations or the adoption of new laws and regulations applicable to our businesses. Revisions, interpretation changes or additional regulations could influence our operating environment and may result in increased costs.

Our White Cliffs Pipeline is subject to FERC rules and regulations. The FERC’s regulatory authority extends to:

•	transportation of crude oil in interstate commerce;

•	rates, operating terms and conditions of service;

•	accounts and records; and

•	depreciation and amortization policies.

Regulatory actions in these areas can similarly affect new or expanded pipeline operations.

We may incur significant costs and liabilities in the future resulting from a failure to comply with new or existing environmental laws or regulations or an accidental release of hazardous substances, petroleum products or wastes into the environment.

Our operations are subject to federal and foreign, state, province and local environmental laws and regulations governing the discharge of materials into the environment or otherwise relating to environmental protection. These laws include, for example:

•	the federal Clean Air Act and comparable state and foreign laws that impose obligations related to air emissions;

•	the federal RCRA and comparable state and foreign laws that impose requirements for the handling, storage, treatment or disposal of solid and hazardous waste from our facilities;

•

the federal CERCLA and comparable state and foreign laws that regulate the cleanup of hazardous substances that may have been released at properties currently or previously owned or operated by us or at locations to which our hazardous substances have been transported for disposal; and

•	the federal Water Pollution Control Act and comparable state and foreign laws that regulate discharges of wastewater from our facilities to state and federal waters.

Failure to comply with these laws and regulations, or newly adopted laws or regulations, may trigger a variety of administrative, civil and criminal enforcement measures, including the assessment of monetary penalties, the imposition of remedial requirements and the issuance of orders enjoining future operations or imposing additional compliance requirements on such operations. Certain environmental laws, including CERCLA and RCRA and analogous state laws, impose strict, joint and several liability for costs required to clean up and restore sites where hazardous substances or petroleum products have been disposed or otherwise released. Moreover, it is not uncommon for neighboring landowners and other third parties to file claims for personal injury and property damage allegedly caused by the release of hazardous substances, petroleum products or waste products in the environment.

There is an inherent risk of incurring environmental costs and liabilities in connection with our operations due to our handling of crude oil and natural gas, air emissions and water discharges related to our operations and historical industry operations and waste disposal practices. For example, an accidental release from one of our facilities could subject us to substantial liabilities arising from environmental cleanup and restoration costs, claims made by neighboring landowners and other third parties for personal injury, natural resource and property damages and fines or penalties for related violations of environmental laws or regulations. Moreover, the possibility exists that stricter laws, regulations or enforcement policies could significantly increase our operational or compliance costs and the cost of any remediation that may become necessary. In particular, we may incur expenditures in order to attain or maintain compliance with legal requirements governing emissions of air pollutants from our facilities. We may not be able to recover all or any of these costs from insurance.

Derivatives regulations included in current financial reform legislation could impede our ability to manage business and financial risks by restricting our use of derivative instruments as hedges against fluctuating commodity prices and interest rates.

In July 2010, the Dodd-Frank Wall Street Reform and Consumer Protection Act (the “Act”) was passed by Congress and signed into law. The Act contains significant derivatives regulations, including a requirement that certain transactions be cleared on exchanges and a requirement to post cash collateral (commonly referred to as “margin”) for such transactions. The Act provides for a potential exception from these clearing and cash collateral requirements for commercial end-users and includes a number of defined terms that will be used in determining how this exception applies to particular derivative transactions and the parties to those transactions. The Act requires the Commodity Futures Trading Commission (the “CFTC”) to promulgate rules to define these terms; however, we neither know the rules the CFTC will promulgate nor the definitions that will apply to us.

        We use crude oil and other energy derivative instruments in conjunction with our SemCanada Crude, SemCrude and SemStream activities, principally to hedge the commodity price risk associated with these businesses. We may also use energy derivatives in conjunction with the activities of our other businesses and may use interest rate derivative instruments to minimize the impact of interest rate fluctuations associated with our debt. At present, we post collateral with clearing brokers with respect to substantially all our commitments and potential obligations under these derivative instruments. Depending on the regulations adopted by the CFTC, we may be required to post additional collateral with our clearing brokers and, if used, dealer counterparties for our energy and interest rate derivative transactions in excess of present levels. Such a requirement is not anticipated to have a significant impact on our business, but may increase costs and decrease profitability. Moreover, a requirement for our counterparties to post collateral could result in additional costs being passed on to us, thereby decreasing our profitability.

Climate change legislation and related regulatory initiatives could result in increased operating costs and reduced demand for our services.

In December 2009, the EPA published its findings that emissions of carbon dioxide, methane and other “greenhouse gases” (collectively, “GHGs”) present an endangerment to public health and the environment because emissions of such gases are contributing to warming of the earth’s atmosphere and other climatic changes. These findings by the EPA allow the agency to proceed with the adoption and implementation of regulations that would restrict emissions of GHGs under existing provisions of the federal Clean Air Act. In anticipation of those findings, the EPA had previously proposed regulations that would require a reduction in emissions of GHGs from motor vehicles and that could lead to the imposition of GHG emission limitations in Clean Air Act permits for certain stationary sources. In addition, the EPA issued a final rule, effective in December 2009, requiring the reporting of GHG emissions from specified large GHG emission sources in the U.S., beginning in 2011 for emissions occurring in 2010. In March 2010, the EPA proposed revisions to these reporting requirements to apply to all oil and gas production, transmission, processing and other facilities exceeding certain emission thresholds. The adoption and implementation of any regulations imposing reporting obligations on, or limiting emissions of GHGs from, our equipment and operations could require us to incur additional costs to reduce emissions of GHGs associated with our operations or could adversely affect demand for the petroleum products we gather, treat or otherwise handle in connection with our services.

Also, on June 26, 2009, the U.S. House of Representatives passed the American Clean Energy and Security Act of 2009 (“ACESA”), which would establish an economy-wide cap-and-trade program to reduce U.S. emissions of GHGs, including carbon dioxide and methane. ACESA would require a 17 percent reduction in GHG emissions from 2005 levels by 2020, and just over an 80 percent reduction of such emissions by 2050. Under this legislation, the EPA would issue a capped and steadily declining number of tradable emission allowances to certain major sources of GHG emissions so that such sources could continue to emit GHGs into the atmosphere. These allowances would be expected to significantly escalate in cost over time. The net effect of ACESA, if enacted, would be to impose increasing costs on the combustion of carbon-based fuels such as oil, refined petroleum products and natural gas. The U.S. Senate has begun work on its own legislation for restricting domestic GHG emissions and the Obama Administration has indicated its support of legislation to reduce GHG emissions through an emission allowance system. Although it is not possible at this time to predict when the Senate may act on climate change legislation or how any bill passed by the Senate would be reconciled with ACESA, any future federal laws or implementing regulations that may be adopted to address GHG emissions could require us to incur increased operating costs and could adversely affect demand for the petroleum products we gather, treat or otherwise handle in connection with our services.

Canada does not currently have any federal legislation pending relating to the regulation of GHG emissions. It is widely expected that Canadian federal legislation will be proposed and voted on in the next couple of years once the United States GHG mechanisms are decided. The adoption and implementation of any regulations imposing reporting obligations on, or limiting emissions of GHGs from, our equipment and operations could require us to incur additional costs to reduce emissions of GHGs associated with our operations or could adversely affect demand for the petroleum products we gather, treat or otherwise handle in connection with our services.

Although Canada has not yet enacted federal GHG legislation, the province of Alberta has set GHG baselines based on 2003-2005 data which requires a reduction of 12% in GHG emissions from certain facilities, including several of SemCams’ facilities. Beginning with the second half of 2007, penalties are assessed for failure to comply with required reductions. Further limitations may be imposed in the future which could require additional SemCams’ facilities to have to file annual GHG emissions reports.

The potential increase in the costs of our operations resulting from any legislation or regulation to restrict emissions of GHGs could include new or increased costs to operate and maintain our facilities, install new emission controls on our facilities, acquire allowances to authorize our GHG emissions, pay any taxes related to our GHG emissions and administer and manage a GHG emissions program. While we may be able to include some or all of such increased costs in the rates charged by our pipelines or other facilities, such recovery of costs is uncertain. Moreover, incentives to conserve energy or use alternative energy sources could reduce demand for petroleum products, resulting in a decrease in the demand for our services.

Loss of key employees can significantly reduce capability to execute strategies.

Much of our future success depends on the continued availability and service of key personnel including the executive team and skilled employees in technical and staff positions. Experienced personnel in the midstream industry are in high demand and competition for their talents is high. We depend on current and new key officers and employees to meet the challenges and complexities of our businesses. If any such officers or employees resign, or become unable to continue in their present roles and are not adequately replaced, or if we are unable to fill currently vacant positions, our business operations could be materially adversely affected. There can be no assurance that we will continue to attract and retain key personnel.

If any of our subsidiaries were subject to a material amount of additional entity-level taxation by individual states or foreign jurisdictions, or U.S. tax legislation regarding foreign subsidiaries is changed, it could materially impact our financial and operational results.

If any of our subsidiary entities are subjected to a material amount of entity-level taxation by individual states or foreign jurisdictions in which they operate, our financial and operational results could be negatively impacted.

We hold interests in foreign entities that are currently treated as disregarded entities for U.S. federal income tax purposes. The present administration has recently proposed legislation that, if enacted, would (i) require U.S. corporations to treat certain wholly-owned foreign subsidiaries as corporations, rather than disregarded entities, for U.S. federal income tax purposes, (ii) defer certain deductions associated with foreign subsidiaries, and (iii) reform the foreign tax credit regime which may prevent the use of foreign tax credits in certain situations. There can be no assurance as to whether, or in what form, these proposals will be enacted. If these proposals are enacted into legislation, it could have adverse tax consequences to us and negatively impact our financial and operational results.

The threat or attack of terrorists aimed at our facilities could adversely affect our business.

Since the September 11, 2001 terrorist attacks, the U.S. government has issued warnings that energy assets, specifically the nation’s pipeline infrastructure, may be future targets of terrorist organizations. These developments have subjected our operations to increased risks. Any future terrorist attack that may target our facilities, those of our customers or those of certain other pipelines could have a material adverse effect on our businesses. In addition, any governmental body mandated actions to prepare for, or protect against, potential terrorist attacks could require us to expend money or modify our operations.

Risks Related to Our Class A Common Stock and Warrants

No established public market currently exists for our Class A Common Stock or warrants, and an active trading market may not develop or be sustained following the effectiveness of this registration statement.

Prior to the filing of this registration statement, there has been no established public market for our Class A Common Stock or warrants. We intend to apply to have our Class A Common Stock and warrants listed on the NYSE; however, there can be no assurance that such application will be granted. Even if our Class A Common Stock and warrants are listed on the NYSE, there can be no assurance that an active public trading market for our Class A Common Stock or warrants may develop or be sustained. The lack of an active market may impede the ability to sell shares of the Class A Common Stock or warrants at the time a holder wishes to sell them or at a price that a holder considers reasonable.

Our Class A Common Stock and warrants may experience significant price and volume fluctuations.

The market price of our Class A Common Stock may fluctuate significantly in response to various factors and events beyond our control, including the following:

•	the risk factors described in this registration statement;

•	our operating and financial results differing from that expected by securities analysts and investors;

•	the financial and stock price performance of our competitors or companies in our industry generally;

•	changes in accounting standards, policies, interpretations or principles;

•	changes in laws or regulations which adversely affect our industry or us;

•	general conditions in our customers’ industries; and

•	general economic conditions and conditions in the securities markets.

To the extent that a market for the warrants develops, we believe that the market price of the warrants will be primarily affected by the market price of our Class A Common Stock and, consequently, may fluctuate significantly in response to the various factors and events affecting the market price of our Class A Common Stock.

We currently do not intend to pay cash dividends on our Class A Common Stock and, consequently, your only opportunity to achieve a return on our Class A Common Stock is if the price of our common stock appreciates.

We have never declared or paid any cash dividends on our Class A Common Stock and do not currently plan to pay any cash dividends on our Class A Common Stock in the foreseeable future. The terms of our credit agreements restrict our ability to pay dividends. Any future payments of cash dividends on our Class A Common Stock will depend upon contractual restrictions limiting our ability to pay dividends, our earnings and cash flows, our capital requirements, our financial condition and other factors deemed relevant by our Board of Directors. Consequently, your only opportunity to achieve a return on our Class A Common Stock will be if the market price of such stock appreciates and you sell your shares at a profit.

Future sales or the potential for sale of a substantial number of shares of our Class A Common Stock may depress the market price of our Class A Common Stock and warrants.

Sales of a substantial number of shares of our Class A Common Stock in the public market, or the perception that these sales could occur, may depress the market price of our Class A Common Stock and warrants and impair our ability to raise capital through the sale of additional equity securities. As of July 31, 2010, we had 40,691,489 shares of our Class A Common Stock issued and outstanding. In addition, as of such date we had reserved additional shares of our Class A Common Stock for issuance as follows:

•	1,634,210 shares underlying outstanding warrants;

•	144,237 shares reserved for issuance upon the vesting of outstanding restricted stock units and 2,169,856 shares available for future grant under our equity incentive plan;

•	658,549 shares issuable upon conversion of outstanding shares of our Class B Common Stock;

•	517,500 shares issuable to certain creditors under our plan of reorganization upon settlement of remaining unresolved claims; and

•	544,737 shares underlying warrants issuable to certain creditors under our plan of reorganization upon settlement of remaining unresolved claims.

Stockholders may experience dilution of their ownership interests because of the future issuance of additional shares of our common stock.

We may finance our future operations or future acquisitions in whole or in part through the issuance of common stock or securities convertible into or exercisable for common stock. In addition, we may use our common stock or securities exercisable for common stock as a means of attracting or retaining management and employees for our business. If we do issue additional equity securities, such issuances may create downward pressure on the market price of our Class A Common Stock and warrants and have the effect of diluting our earnings per share as well as our existing stockholders’ individual ownership percentages in our company.

Item 2.	Financial Information

Selected Historical Consolidated Financial Data

The following table provides selected historical consolidated financial data as of and for the periods shown. The balance sheet data as of December 31, 2009 and 2008 and the statement of operations data for the years ended December 31, 2009, 2008, and 2007 have been derived from our audited financial statements for those dates and periods. The balance sheet data as of June 30, 2010 and 2009 and December 31, 2007, 2006, and 2005 and the statement of operations data for the years ended December 31, 2006 and 2005 and the six months ended June 30, 2010 and 2009 have been derived from our unaudited financial statements for those dates and periods. The selected financial data provided below should be read in conjunction with “Item 2. Financial Information—Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes beginning on page F-1 of this registration statement.

Balance sheet data in the following table as of June 30, 2010, December 31, 2009 and November 30, 2009, and statement of operations data for the six months ended June 30, 2010 and the month ended December 31, 2009, are that of SemGroup Corporation. Balance sheet and statement of operations data as of all other dates and for all other periods are that of our predecessor, SemGroup, L.P. As described in Note 8 of our consolidated financial statements beginning on page F-1 of this registration statement, we applied fresh-start reporting as of November 30, 2009. As a result, our financial data is not comparable to that of our predecessor. Earnings per share in the table below is only presented for the period subsequent to our emergence from the Bankruptcy, since the limited partner units of SemGroup, L.P. were cancelled upon emergence from the Bankruptcy.

	Successor		Predecessor
	Six Months ended June 30, 2010 (unaudited)	One Month ended December 31, 2009	Six Months ended June 30, 2009 (unaudited)	Eleven Months ended November 30, 2009	Year ended December 31, 2008	Year ended December 31, 2007	Year ended December 31, 2006 (unaudited)	Year ended December 31, 2005 (unaudited)
				(amount in U.S. $ thousands, except per share amount)
Statement of operations data:
Total revenue	$791,905	$157,328	$490,830	$901,235	$6,706,648	$7,146,951	$9,038,300	$14,271,950
Operating income (loss)	$(69,466)	$(39,395)	$12,351	$25,967	$(1,239,589)	$(338,573)	$11,146	$230,711
Reorganization items gain (loss)	—	—	$(76,264)	$3,532,443	$(411,601)	—	—	—
Income (loss) from continuing operations	$(113,197)	$(38,132)	$(69,525)	$3,548,751	$(1,810,106)	$(362,095)	$55,134	$177,519
Income (loss) from discontinued operations	1,376	215	(49,755)	(154,672)	(1,018,921)	(236,235)	10,824	(13,288)

Net income (loss)	$(111,821)	$(37,917)	$(119,280)	$3,394,079	$(2,829,027)	$(598,330)	$65,958	$164,231
Net income (loss) attributable to noncontrolling interests	117	(25)	15	(505)	22,855	6,854	—	—

Net income (loss) attributable to SemGroup	$(111,938)	$(37,892)	$(119,295)	$3,394,584	$(2,851,882)	$(605,184)	$65,958	$164,231
Income (loss) from continuing operations per share of common stock:
Basic	$(2.70)	$(0.92)	—	—	—	—	—	—
Diluted	$(2.70)	$(0.92)	—	—	—	—	—	—

	Successor			Predecessor
	As of June 30, 2010 (unaudited)	As of December 31, 2009	As of November 30, 2009	As of June 30, 2009 (unaudited)	As of December 31, 2008	As of December 31, 2007 (unaudited)	As of December 31, 2006 (unaudited)	As of December 31, 2005 (unaudited)
					(amount in U.S. $ thousands )
Balance sheet data:
Total assets	$1,800,759	$2,210,013	$2,272,512	$2,616,644	$2,777,036	$5,244,434	$3,990,795	$3,383,390
Long-term debt, including current portion (excluding debt subject to compromise)	$470,693	$519,932	$535,351	$196,094	$180,146	$2,579,980	$1,681,525	$950,218
Owners’ equity:
SemGroup Corporation owners’ equity	$860,272	$976,686	$1,017,678	—	—	—	—	—
SemGroup, L.P. partners’ capital	—	—	—	(3,519,106)	(3,422,693)	(342,142)	359,489	285,389
Noncontrolling interests	1,377	1,571	1,621	2,227	2,212	319,611	—	—

Total owners’ equity	$861,649	$978,257	$1,019,299	$(3,516,879)	$(3,420,481)	$(22,531)	$359,489	$285,389

We experienced many changes in our business during the periods shown in the table above, which significantly limits the comparability of the financial data. Such changes include, but are not limited to:

•	The acquisition of SemCAMS in March 2005 and SemLogistics in February 2006, and many other smaller acquisitions during 2005, 2006, 2007 and 2008.

•	The de-consolidation in July 2008, and the reconsolidation in November 2009, of SemCAMS and SemCanada Crude, as described in Notes 4 and 5 of our consolidated financial statements.

•	The de-consolidation in July 2008 of SemCanada Energy and Blueknight, as described in Note 4 of our consolidated financial statements.

•

The adoption on April 1, 2006 of ASC 845-10-15, “Nonmonetary Transactions,” subsequent to which we began to record on a net basis certain revenue and costs of products sold transactions that we previously recorded on a gross basis.

•	Our Bankruptcy, which resulted in significant professional fee expenses and losses on the disposal or impairment of long-lived assets.

•	Our emergence from the Bankruptcy during 2009, which resulted in reorganization gains on the extinguishment of debt and on the application of fresh-start reporting.

Management’s Discussion and Analysis of

Financial Condition and Results of Operation

Overview of Business

We provide gathering, transportation, storage, distribution, blending, marketing and other midstream services primarily to independent producers, refiners of petroleum products and other market participants located in the Midwest and Rocky Mountain regions of the U.S., Canada and the West Coast of the U.K. We have an owned, contracted and leased asset base consisting of pipelines, gathering systems, storage facilities, terminals, processing plants, blending facilities and other distribution assets located between North American production and supply areas, including the Gulf Coast, Rocky Mountain and Western Canadian regions and areas of high demand such as the Midwest region of the U.S. We maintain and operate storage, terminal and marine facilities at Milford Haven in the U.K. that enable customers to supply product to markets in the Atlantic Basin. We also operate a network of liquid asphalt cement terminals throughout Mexico.

We gather, purchase, transport, store, distribute, blend and market crude oil to supply-constrained refiners primarily in the Midwest, ensuring that these refiners have consistent access to crude oil supply. In addition, we purchase, transport, distribute, store, terminal and market NGLs and natural gas produced by Midwest independent refiners and natural gas producers, which provides them market access. Our strategically located pipelines, terminals and storage tanks, with access to North American transportation pipeline interconnects, are well positioned to benefit from the continuing need to transport and gather petroleum products from areas of supply to areas of demand.

Company Reorganization

In July 2008, we faced a liquidity crisis and on July 22, 2008, we filed voluntary petitions for reorganization under Chapter 11 of the U.S. Bankruptcy Code as well as applications for creditor protection under the Companies’ Creditors Arrangement Act in Canada (collectively, the “Bankruptcy”). From July 2008 through November 2009, in order to minimize disruptions to our operations and preserve the value of our asset base, we:

•	continued to operate our assets in a safe and efficient manner;

•	raised a debtor-in-possession financing facility to support working capital and other financing needs through the Bankruptcy;

•	developed a critical vendor payment program to maintain support of the trade vendor community;

•	implemented cost rationalization programs to reduce costs across our businesses;

•	divested certain non-core assets and businesses through competitive sales processes;

•	ceased the operations of certain other non-core businesses;

•	established a plan of reorganization that was supported by the three main creditor groups and the U.S. Bankruptcy Court;

•	appointed, in conjunction with approval from our creditors and the U.S. Bankruptcy Court, a new Board of Directors and senior management team;

•	secured exit financings to support the activities of our on-going operation as a reorganized company; and

•	emerged from the Bankruptcy on November 30, 2009.

Business and Performance Drivers

We operate our business through seven primary business segments: SemCrude, SemStream, SemCAMS, SemLogistics, SemMexico, SemCanada Crude and SemGas. We generate revenue in these segments by utilizing our assets to provide products and services to third parties and by selectively using our assets to support our marketing activities. For certain products, the relationship between current and future price is generally seasonal. Propane prices, for example, are generally higher in the winter months than in the summer months. We believe that the variety of our petroleum product assets creates opportunities for us and our customers year round.

Certain factors are key to our operations. These include the safe, reliable and efficient operation of the pipelines and facilities that we own and operate while meeting the regulations that govern the operation of our assets and the costs associated with such regulations. Our revenue is impacted by several factors, including:

Throughput and processing fees

Throughput and processing fees are fees charged to third parties based on volumes of product run through our processing facilities or pipeline gathering systems.

Service, Storage and Terminalling Fees

Storage and terminalling fees are fees for petroleum product storage or terminalling services provided based on leased shell capacity or volumes moved through our terminal facilities by third parties or by us for our own account. Included in these fees are actual fees billed to third parties as well as implied fees, which are calculated to determine the margin that could have been generated from third parties had we not used the capacity for our own account.

Tariffs

Tariffs are fees received for the transportation of petroleum products via pipeline by third parties or by us for our own account. Included in these fees are actual fees received from third parties related to the transportation of their owned product on our owned pipelines and implied tariffs, which are those fees calculated on product we own and transport on either our owned pipelines or on third party pipelines via pipeline space allocated to us.

Petroleum Product Marketing

We intend to capture the normalized gross margin associated with the purchase and sale of petroleum products. Purchases, sales and derivative transactions related to this activity are tracked in our systems to the ultimate realization of profit. We seek to maintain limited net open positions to manage our exposure to commodity prices. Marketing transactions may only be entered into by persons delegated such authority by senior management, as provided in our Comprehensive Risk Management Policy. Each person authorized to make transactions is subject to internal volume and dollar limits, portfolios are subject to net open position and stop loss limits, and counterparties are subject to credit limits and provisions as approved by our credit department. See “Business— Risk Governance and Comprehensive Risk Management Policy” on page 19 for more information on our Comprehensive Risk Management Policy.

Revenue

Our revenue is generated from third-party fees earned through the gathering, pipeline transporting and storing of petroleum products principally in the Midwest region. Our customers pay us fees based on volumes gathered, transported and stored; through the sale of petroleum products based upon contract or index rates per barrel, million Btu or gallon; and/or through the distribution of petroleum products based upon a mark-up per gallon (principally NGLs). We generate additional revenue through selected marketing of petroleum products, primarily crude oil and NGLs. Marketing operations consist primarily of aggregating petroleum products purchased at the lease along pipeline systems or trucked, and arranging the necessary transportation logistics for the ultimate sale or delivery of the petroleum products to customers or other end-users. Gathering and transportation revenue is recognized as petroleum products are delivered to customers. Storage revenue is recognized upon leasing of shell capacity on a take or pay basis. Marketing revenue is accrued at the time title to the petroleum product sold transfers to the purchaser, which typically occurs upon receipt of the petroleum product by the purchaser.

We utilize futures, swaps and options contracts to manage our exposure to market changes in commodity prices, to protect our gross margins on our purchased petroleum products and to manage our liquidity risk associated with margin deposit requirements on our overall derivative positions. When purchasing petroleum products, we seek to manage our exposure to commodity price risk. As we purchase inventory from suppliers, we may establish a fixed or variable margin with future sales utilizing one of the following methods:

•	we have already sold that product for physical delivery pursuant to sales contracts at a market index price,

•	we sell the product for future physical delivery pursuant to effectively back-to-back sales contracts, or

•	we enter into futures and swaps contracts on the NYMEX or OTC markets.

In addition, we may purchase put options or derivatives other than futures or swaps to hedge our inventory of petroleum products prior to our sale of such inventory.

Volumes

Generally, we expect revenue to increase or decrease in conjunction with increases or decreases in total volumes. Our total volumes are affected by different factors including our physical storage or transportation capacity, our working capital and credit availability under our credit facilities to support petroleum product purchases and the availability of the supply of petroleum product available for purchase, which is determined based primarily upon producer activity in market areas contiguous with our asset base.

Commodity Prices

Our business is primarily fee based. As a result, our financial results are typically not correlated with increases and decreases in commodity prices. Our financial results, however, are positively correlated with the absolute difference between current (prompt) and future month petroleum product prices. That is, wide contango (when the prices for future deliveries are higher than current prices) spreads generally have a favorable impact on our results relative to a slightly contango or flat market.

Seasonal Businesses

Some of our assets allow for the purchase and sale of petroleum products and the realization of margins during seasonal periods. Through SemStream, we purchase NGLs during the summer when demand is seasonally low, enter into contracts to deliver the product at higher prices during the winter seasonal peak, store the NGLs and settle delivery at the specified date. While we believe that the combination of our asset-based and marketing activities provides a balance to both petroleum product seasons and commodity price fluctuations, our margins are not fixed and may vary from period to period.

Timing of Purchase and Sales

Our financial results are affected by the timing of the purchase and sale of petroleum products, such that financial results may not be comparable between periods. When we enter into an arrangement to purchase product, place the product in storage and resell the product in the future, our financial results do not reflect any related margin until the settlement of the product sale. Prior to the settlement of the product sale, our results reflect the cost of the product in our inventory. Differences in the timing of our product purchases and sales, especially if they extend over fiscal years or quarters, may result in sizeable differences between our results over the comparable period.

Analysis of Business Segments

The following provides an overview of the makeup of revenue at each of our respective business segments.

SemCrude

SemCrude conducts crude oil transportation, storage, terminalling, gathering, blending and marketing in Colorado, Kansas, Oklahoma, Texas, North Dakota, Montana and Western Canada for third party customers as well as for itself. The SemCrude business segment consists of three primary operations: (i) the White Cliffs Pipeline; (ii) Kansas and Oklahoma pipelines; and (iii) Cushing storage. A majority of SemCrude’s revenue is generated from fee-based contractual arrangements that, in some instances, are fixed and not dependent on usage.

SemStream

SemStream’s operations generate revenue from the purchase, transportation, storage, distribution and resale of NGL products, primarily propane, and to a lesser extent, butane and natural gasoline. SemStream is one of the largest private propane terminal operators in the industry with eleven owned NGL terminals and one leased NGL terminal, each operating 24 hours a day, seven days a week. SemStream also has one additional NGL terminal under construction and scheduled for completion in the third quarter of 2010. SemStream generates revenue at its terminals from marketing and throughput fees. Additionally, SemStream manages a number of exclusive supply and marketing agreements which enable SemStream to execute a seasonal inventory strategy of purchasing inventory in the summer off-season months, storing that product and forward selling the inventory for delivery during the winter months of peak demand.

SemCAMS

SemCAMS operates majority-owned gathering assets and natural gas processing plants. We acquired the Canadian natural gas processing and gathering operations of Central Alberta Midstream, or CAMS, in March 2005. All of SemCAMS’ assets are located in West-Central Alberta, in the heart of the Western Canadian Sedimentary Basin, which accounts for approximately 80% of Canada’s sour natural gas production. SemCAMS’ revenue is based on fee-based throughput arrangements and profit sharing from plant operations.

SemLogistics

SemLogistics owns the largest independent petroleum products storage facility in the U.K. The facility is located on the north bank of the Milford Haven Waterway on the west coast of Wales. The main activities of SemLogistics are the receipt, storage and redelivery of clean petroleum and crude oil products via sea-going vessels at the Milford Haven site. SemLogistic’s revenue is based on fixed-fee storage tank leases and related services.

SemMexico

SemMexico operates a network of liquid asphalt terminals in Mexico. Operations include purchasing, producing, storing and distributing liquid asphalt cement products. SemMexico purchases asphalt from local refineries in Mexico. SemMexico’s revenue is based on margin from contractual arrangements with customers and suppliers for liquid asphalt cement. In general, SemMexico’s sales and purchases of liquid asphalt cement are matched and SemMexico carries limited exposure to price movements.

SemCanada Crude

Crude oil marketing revenue is generated through the purchase and storage of crude oil from producers and aggregators for transportation and resale at market hubs. SemCanada Crude’s business model is to capitalize on market arbitrage opportunities as a result of stream differential pricing by judiciously blending a variety of products at its five blending facilities. SemCanada Crude earns blending margins based on differentials amongst sweet, sour, condensate and heavy products which expose them to price fluctuations in the relationships between the differentials. The aggregation business supports these opportunities while providing competitive pricing to suppliers and customers. SemCanada Crude also has a long-term lease at a storage facility in Edmonton, which is currently on sub-lease to a third party.

SemGas

SemGas provides gathering, processing and storage services to the natural gas markets in the U.S. SemGas owns and operates gathering and processing plants and assets in Kansas, Oklahoma and Texas. SemGas aggregates gas supplies from the wellhead and provides various services to producers that condition the wellhead gas production for downstream markets. SemGas’ projected financial performance is largely based on percent-of-proceeds and percent-of-index contractual arrangements where SemGas receives a portion of product sales as well as fee-based gathering service payments.

Outlook

As previously discussed above under the “Revenue - Seasonal Businesses” section of this Management’s Discussion and Analysis of Financial Condition and Results of Operation, some of our assets allow for the purchase and sale of petroleum products and the realization of margins during seasonal periods. Through SemStream, we purchase NGLs during the summer when demand is seasonally low, enter into contracts to deliver the product at higher prices during the winter seasonal peak, store the NGLs and settle delivery at the specified date. As a result, our margins are not fixed and may vary from period to period. Typically, we sell a significant amount of NGL products during the first and fourth quarters of the year, and therefore expect to report higher margins and income during these periods. Conversely, we build NGL inventories during the second and third quarters, and therefore expect lower margins due to the reduction in NGL sales during these periods. We expect this seasonal fluctuation to affect our quarterly financial performance during 2010.

Results of Operations

Overview

On July 22, 2008, SemGroup, L.P. and certain of its U.S. subsidiaries filed petitions for reorganization under Chapter 11 of the U.S. Bankruptcy Code (the “Petition Date”). Also on July 22, 2008, SemGroup, L.P.’s Canadian subsidiaries filed applications for creditor protection under the Companies’ Creditors Arrangement Act. Later during 2008, certain other U.S. subsidiaries filed petitions for reorganization. While under bankruptcy protection, SemGroup, L.P. sold or liquidated certain of its subsidiaries. All remaining subsidiaries emerged from the Bankruptcy on November 30, 2009 (the “Emergence Date”). We emerged as a newly reorganized company named SemGroup Corporation.

The Company lost control of several of its subsidiaries as a direct, or indirect, result of the Bankruptcy petitions, including all Canadian subsidiaries, SemGroup Holdings, L.P. (which directly held the Company’s limited partnership interests in Blueknight and indirectly held the Company’s general partnership interests in Blueknight), and Wyckoff. These subsidiaries were de-consolidated during 2008 and subsequently accounted for as cost method investments, reported within investments in unconsolidated subsidiaries on the December 31, 2008 consolidated balance sheet and not included in results of operations subsequent to de-consolidation. The Company regained control of SemCams and SemCanada Crude on the Emergence Date, and consolidated these subsidiaries again beginning on that date. The Company ceased operations of SemCanada Energy.

As part of the process of reorganizing to emerge from bankruptcy protection, the Company determined the need to dispose of certain operations. SemFuel, SemMaterials and SemEuro Supply met the criteria to be classified as discontinued operations. During 2008, the Company decided to sell the assets of SemMaterials and to cease the operations of SemEuro Supply, due to their losses from operations and/or working capital requirements. During 2009, the Company decided to sell the assets of SemFuel, due to its working capital requirements. By December 31, 2009, the majority of the assets of SemMaterials and SemFuel had been sold.

The Company applied fresh-start reporting on November 30, 2009. As such, a reorganization value was determined, which represents the value attributed to the reorganized Company, and this reorganization value was allocated to the Company’s assets.

The reorganization value was determined with the assistance of a financial advisor, applying the following valuation methods:

•

a “guideline company” approach, in which valuation multiples observed from industry participants were considered, and comparisons were made between the expected performance of the Company relative to other industry participants to determine appropriate multiples to apply to the Company’s financial metrics;

•	analysis of recent transactions involving companies determined to be similar to the Company; and

•	a calculation of the present value of the estimated future cash flows of the Company.

After completing this analysis, the reorganization value was determined to be approximately $1.5 billion. This reorganization value was determined using numerous projections and assumptions. For additional information relating to the projections and assumptions used in determining the reorganization value, refer to Note 8 of our consolidated financial statements beginning on page F-1 of this registration statement. These projections and assumptions are subject to significant uncertainties, many of which are beyond the control of the Company. The use of different projections and/or assumptions could have resulted in a materially different reorganization value, and there can be no assurance that actual results will be consistent with the projections and assumptions used to determine the reorganization value.

The Company recorded individual assets and liabilities based on their fair values at November 30, 2009, using the assistance of a valuation advisor to determine the values of certain assets. The Company adjusted deferred tax liabilities, where appropriate, to reflect the change in the financial reporting basis of assets. The Company recorded approximately $188.8 million of goodwill, which represents the excess of the reorganization value over the fair value of the identifiable assets.

As a result of these factors (the Bankruptcy, deconsolidation and reconsolidation of certain subsidiaries, sale of subsidiary assets and fresh-start reporting) and other factors, comparison of the results of operations between periods shown below is not useful as a guide to future results of operations. The financial performance for years 2007, 2008, and the first 11 months of 2009 are presented for historical perspective and does not give pro forma results as if the consummation of the plan of reorganization and the related fresh-start reporting and other adjustments had occurred at the beginning of the period presented. Additionally, our post-emergence financial statements are not comparable with our pre-emergence financial statements.

Consolidated Results of Operations

	Successor			Predecessor
(U.S. $ in thousands)	Three Months Ended June 30, 2010	Six Months Ended June 30, 2010	One Month Ended December 31, 2009	Three Months Ended June 30, 2009	Six Months Ended June 30, 2009	Eleven Months Ended November 30, 2009	Year Ended December 31, 2008	Year Ended December 31, 2007
Revenue	$315,899	$791,905	$157,328	$208,316	$490,830	$901,235	$6,706,648	$7,146,951
Expenses
Costs of products sold	238,148	609,564	140,036	167,266	410,990	744,173	7,206,331	6,914,125
Operating	40,211	72,115	16,287	11,669	21,919	41,919	468,377	265,948
General and administrative	20,618	48,785	8,490	13,802	26,949	36,577	112,821	199,728
Depreciation and amortization	19,552	39,518	8,791	7,191	18,719	38,974	86,990	90,462
Loss on disposal or impairment	91,369	91,389	23,119	(98)	(98)	13,625	71,718	15,261

Total expenses	409,898	861,371	196,723	199,830	478,479	875,268	7,946,237	7,485,524

Operating income (loss)	(93,999)	(69,466)	(39,395)	8,486	12,351	25,967	(1,239,589)	(338,573)

Other expense (income)
Interest expense	26,003	45,397	7,169	3,255	6,557	12,041	110,789	105,169
Foreign currency transaction loss (gain)	3,164	1,595	(678)	(3,753)	(3,194)	(3,950)	12,879	(17,937)
Other expense (income), net	2,063	(747)	(545)	(2,120)	(1,943)	(4,742)	(13,249)	(57,217)

Total other expenses	31,230	46,245	5,946	(2,618)	1,420	3,349	110,419	30,015

Income (loss) from continuing operations before reorganization items and income taxes	(125,229)	(115,711)	(45,341)	11,104	10,931	22,618	(1,350,008)	(368,588)
Reorganization gain (loss)	—	—	—	(30,494)	(76,264)	3,532,443	(411,601)	—

Income (loss) from continuing operations before income taxes	(125,229)	(115,711)	(45,341)	(19,390)	(65,333)	3,555,061	(1,761,609)	(368,588)
Income tax expense (benefit)	(3,357)	(2,514)	(7,209)	3,043	4,192	6,310	48,497	(6,493)

Income (loss) from continuing operations	(121,872)	(113,197)	(38,132)	(22,433)	(69,525)	3,548,751	(1,810,106)	(362,095)
Income (loss) from discontinued operations	894	1,376	215	(7,141)	(49,755)	(154,672)	(1,018,921)	(236,235)

Net income (loss)	$(120,978)	$(111,821)	$(37,917)	$(29,574)	$(119,280)	$3,394,079	$(2,829,027)	$(598,330)

Revenue and Expenses

Revenue and expenses are analyzed by operating segment below.

General and Administrative Expenses

In 2008 and through November 2009, corporate general and administrative expenses were allocated to the segments based on percentages established by SemGroup management. At the beginning of each year, management estimated corporate general and administrative costs and assigned the segments a flat monthly charge of that amount. From time to time, the monthly charges were reviewed and adjusted. In addition to the flat monthly charge, the segments would also be allocated a portion of the over or under allocation of actual corporate general and administrative expense from the prior month. This monthly “true up” was based on each segment’s year to date allocation as a percentage of the total year to date corporate general and administrative expense.

Beginning in December 2009, the general and administrative expenses of each corporate department are allocated to the segments based on criteria such as actual usage, headcount and estimates of effort or benefit. The method for allocating cost is based on the type of service being provided. For example, internal audit costs are based on an estimate of effort attributable to a segment. In contrast, accounting department costs are allocated based on the number of transactions processed for a given segment compared to the total number processed.

Interest Expense

During the time the Company was in bankruptcy, it recorded interest expense only to the extent such interest was expected to be paid. Interest obligations that were expected to be compromised in the reorganization process were not recorded as expenses. The total amount of interest that the Company would have been contractually obligated to pay, but which was compromised in the reorganization process and not recorded as an expense, was $60 million, $120 million, $221 million and $105 million for the period April 1, 2009 through June 30, 2009, the period January 1, 2009 through June 30, 2009, the period January 1, 2009 through November 30, 2009 and the period July 23, 2008 through December 31, 2008, respectively.

In addition, interest expense was reduced $34 million and $84 million in 2008 and 2007, respectively. These reductions were a result of the reclassification from interest expense to Income (loss) from discontinued operations.

Reorganization gain (loss)

Reorganization gain (loss) includes revenue, expenses, realized gains and losses and provisions for losses resulting from the reorganization and restructuring of the business.

The reorganization gain of $3,532 million in the eleven months ended November 30, 2009 is primarily composed of $2,544 million gain on extinguishment of debt, $614 million gain on the disposal of Blueknight and $353 million gain on asset revaluation in fresh-start reporting.

The reorganization loss of $412 million in 2008 is primarily composed of $141 million loss on disposal or impairment of long-lived assets, $138 million expense related to uncollectable accounts and $59 million in professional fees.

We believe that we have captured all of the relevant revenue and expenses associated with the reorganization of the Company.

Discontinued Operations

SemMaterials, SemFuel and SemEuro Supply are presented as discontinued operations. During 2008, the Company decided to sell the assets of SemMaterials and to cease the operations of SemEuro Supply, due to their losses from operations and working capital requirements. During 2009, the Company decided to sell the assets of SemFuel due to its working capital requirements. By December 31, 2009, the majority of the assets of SemMaterials and SemFuel had been sold.

Results of Operations by Reporting Segment

SemCrude

	Successor			Predecessor
(U.S. $ in thousands)	Three Months Ended June 30, 2010	Six Months Ended June 30, 2010	One Month Ended December 31, 2009	Three Months Ended June 30, 2009	Six Months Ended June 30, 2009	Eleven Months Ended November 30, 2009	Year Ended December 31, 2008	Year Ended December 31, 2007
Revenue	$35,293	$100,185	$14,015	$77,855	$116,868	$256,931	$3,067,778	$3,178,571
Expenses
Costs of products sold	12,781	51,291	6,317	57,950	82,260	178,705	3,673,594	3,430,393
Operating	7,952	14,396	907	5,424	9,194	17,716	294,742	67,334
General and administrative	4,088	9,989	2,012	2,450	3,841	7,436	31,812	69,556
Depreciation and amortization	8,679	16,716	4,937	3,025	3,828	10,878	2,995	7,222
Loss on disposal or impairment	3	46	—	(40)	(40)	—	2,901	62

Total expenses	33,503	92,438	14,173	68,809	99,083	214,735	4,006,044	3,574,567

Operating income (loss)	$1,790	$7,747	$(158)	$9,046	$17,785	$42,196	$(938,266)	$(395,996)

Three months ended June 30, 2010 versus three months ended June 30, 2009

Revenue

        Revenue decreased in the second quarter of 2010 to $35 million from $78 million in the second quarter of 2009. Increases of $9 million in transportation revenue attributable to the White Cliffs Pipeline, which became operational in June 2009, and $3 million in storage revenue related to new storage facilities in Cushing, Oklahoma were completely offset by a decline in revenue related to the sale of crude oil. The volume of crude oil sold in the second quarter of 2010 was 14% lower than the volume sold in the same period of 2009. The average selling price of crude oil in the second quarter of 2010 was 49% higher than the average selling price in the same period of 2009.

        ASC 845-10-15, “Nonmonetary Transactions,” requires certain transactions – those where inventory is purchased from a customer then resold to the same customer – to be presented in the income statement on a net basis. This results in a reduction of sales revenue and costs of products sold by the same amount, but has no effect on operating income (loss). However, changes in the level of such purchase and sale activity between periods can have a material effect on the comparison between those periods. Revenue was reduced by $82 million and $8 million in the second quarter of 2010 and 2009, respectively, in accordance with ASC 845-10-15.

Costs of products sold

        Costs of products sold decreased in the second quarter of 2010 to $13 million from $58 million in the second quarter of 2009. Costs of products sold were reduced by $82 million and $8 million in the second quarter of 2010 and 2009, respectively, in accordance with ASC 845-10-15. Except for this reduction, costs of products sold increased in 2010 primarily as a result of an increase in the average cost of crude oil per barrel to $78 dollars from $49 per barrel in 2009.

Operating expense

        Operating expense increased in the second quarter of 2010 to $8 million from $5 million in the second quarter of 2009. The increase is due primarily to bad debt expense of $2.5 million related to a customer that declared bankruptcy and $1.3 million related to White Cliffs Pipeline, which became operational in June 2009.

General and administrative expense

        General and administrative expense increased in the second quarter of 2010 to $4 million from $2 million in the second quarter of 2009. $1.4 million of this increase is due to an allocation of corporate overhead to White Cliffs Pipeline which was not made in the second quarter of 2009.

Depreciation and amortization

        Depreciation and amortization expense increased in the second quarter of 2010 to $9 million from $3 million in the second quarter of 2009. The increase is due to depreciation of fixed assets and amortization of intangible assets of White Cliffs Pipeline, as well as increased depreciation expense as a result of assets written up in connection with fresh-start reporting.

Six months ended June 30, 2010 versus six months ended June 30, 2009

Revenue

Revenue decreased in the first six months of 2010 to $100 million from $117 million in the first six months of 2009. Increases of $20 million in transportation revenue attributable to the White Cliffs Pipeline, which became operational in June 2009, and $6 million in storage revenue related to new storage facilities in Cushing, Oklahoma were completely offset by a decline in revenue related to the sale of crude oil. The volume of crude oil sold in the first six months of 2010 was 19% lower than the volume sold in the same period of 2009. The average selling price of crude oil in the first six months of 2010 was 62% higher than the average selling price in the same period of 2009.

        ASC 845-10-15, “Nonmonetary Transactions,” requires certain transactions – those where inventory is purchased from a customer then resold to the same customer – to be presented in the income statement on a net basis. This results in a reduction of sales revenue and costs of products sold by the same amount, but has no effect on operating income (loss). However, changes in the level of such purchase and sale activity between periods can have a material effect on the comparison between those periods. Revenue was reduced by $85 million and $7 million in the first six months of 2010 and 2009, respectively, in accordance with ASC 845-10-15.

Costs of products sold

        Costs of products sold decreased in the first six months of 2010 to $51 million from $82 million in the first six months of 2009. Costs of products sold were reduced by $85 million and $7 million in the first six months of 2010 and 2009, respectively, in accordance with ASC 845-10-15. Except for this reduction, costs of products sold increased in 2010 primarily as a result of an increase in the average cost of crude oil per barrel to $77 dollars from $43 per barrel in 2009.

Operating expense

        Operating expense increased in the first six months of 2010 to $14 million from $9 million in the first six months of 2009. The increase is due primarily to bad debt expense of $3.6 million related to a customer that declared bankruptcy and $3 million related to White Cliffs Pipeline, which became operational in June 2009.

General and administrative expense

        General and administrative expense increased in the first six months of 2010 to $10 million from $4 million in the first six months of 2009. $3.4 million of this increase is due to an allocation of corporate overhead to White Cliffs Pipeline which was not made in the first six months of 2009. In addition to that specific allocation change, the amount of corporate overhead allocated to this reporting segment increased. The amount of corporate overhead allocated to this reporting segment increased because during bankruptcy certain costs related to the reorganization and governance of the Company were classified as reorganization items; however, after emergence such costs were classified as general and administrative expense.

Depreciation and amortization

        Depreciation and amortization expense increased in the first six months of 2010 to $17 million from $4 million in the first six months of 2009. The increase is due to depreciation of fixed assets and amortization of intangible assets of White Cliffs Pipeline, as well as increased depreciation expense as a result of assets written up in connection with fresh-start reporting.

December 2009 versus average of eleven months ended November 30, 2009

General

        The Company desires to provide a meaningful comparison of the Results of Operations of the Successor (December 2009) to that of the Predecessor (eleven months ended November 30, 2009). In order to make this comparison as useful as possible, we have based the comparison on the average of the eleven months ended November 30, 2009. In this way, any significant changes from the average can be identified and become the subject of explanation.

Revenue

        Revenue in December 2009 is approximately 40 percent less than the average of the eleven months ended November 30, 2009, primarily because certain marketing activity that occurred in the first ten months of 2009 did not occur in December. The marketing activity stopped in October 2009 because of the Company’s assessment of the spread between current prices and forward prices for crude oil.

Costs of products sold

Costs of products sold in December 2009 is approximately 60 percent less than the average of the eleven months ended November 30, 2009, because certain marketing activity that occurred in the first ten months of 2009 did not occur in December. This percentage decline is higher than what is shown in the Revenue explanation above because the marketing activity has a significant costs of products sold component in contrast to transportation or storage revenue, which do not.

Operating expense

Operating expense in December 2009 is approximately 44 percent lower than the average of the eleven months ended November 30, 2009, primarily because of an adjustment to property tax expense recorded in December.

General and administrative expense

General and administrative expense in December 2009 is approximately three times the average of the eleven months ended November 30, 2009. During bankruptcy, certain costs related to the reorganization and governance of the Company were classified as reorganization items; however, after emergence such costs were classified as general and administrative expenses.

Depreciation and amortization

Depreciation and amortization in December 2009 is approximately five times the average of the eleven months ended November 30, 2009. This increase is due primarily to the amortization of intangible assets recorded as part of fresh-start reporting. In addition, the increase reflects higher depreciation as a result of higher fixed asset values which also were recorded as part of fresh-start reporting.

Eleven months ended November 30, 2009 versus 2008

Our business model for SemCrude changed dramatically from 2008 to 2009. As described below, our business transitioned from crude oil marketing activities to a fee for services business model. Until July 2008, SemCrude operated the Kansas and Oklahoma pipelines as a proprietary pipeline system whereby we utilized all of the capacity for ourselves. We also had access to Blueknight’s crude oil storage and pipeline capacity pursuant to a throughput agreement. We were engaged in crude oil marketing activities through the utilization of these and other third party gathering, storage, transportation or terminal assets. In this activity, we captured margin, and recognized revenues and expenses associated with the purchase and sale of crude oil. Imbedded in the margin recognized from the purchase and sale of crude oil was uplift from the gathering, transportation, storage and blending of crude oil. However, we did not account for margin according to each activity. That is, the total margin was captured through our marketing activities and the purchase and sale of crude oil. During the Bankruptcy in 2008, we no longer had the ability to fund working capital to continue this crude oil marketing strategy and we abandoned this business model on or about July 2008. At that time, we began a transformation towards a fee for service business model whereby we provided midstream services to third parties for a fee. As a result and throughout the Bankruptcy, we provided transportation services on our pipeline assets through fee-based transportation contracts. We also provided storage services at Cushing, when operational, through fee-based contracts with third-parties.

Revenue

Revenue declined in 2009 to $257 million from $3,068 million in 2008. The decline reflects a change in our business model from one in 2008 which emphasized marketing and trading, to one in 2009 which was focused primarily on providing transportation and storage services for a fee. Marketing and trading activities tend to be high volume, low margin. In contrast, our transportation and storage activities tend to be relatively low volume, while generating higher margins.

The focus on transportation and storage was enhanced when the White Cliffs Pipeline began operation in June 2009 and as 4.2 million barrels of new Cushing storage capacity became available between February 2009 and January 2010.

Costs of products sold

Costs of products sold declined in 2009 to $179 million from $3,674 million in 2008. This decline is due to the shift from the emphasis on marketing and trading in 2008, to the focus on transportation and storage in 2009.

Operating expense

Operating expense declined in 2009 to $18 million from $295 million in 2008. This decline was due primarily to a write off of an account receivable in 2008 valued at $285 million (Westback). For additional information relating to the write off of this account receivable, refer to Note 22 of our consolidated financial statements beginning on page F-1 of this registration statement.

General and administrative expense

General and administrative expense decreased in 2009 to $7 million from $32 million in 2008. This decline is due primarily to a decrease in the allocation of corporate overhead reflecting a sharp drop in corporate overhead following bankruptcy.

Depreciation and amortization

Depreciation and amortization increased in 2009 to $11 million from $3 million in 2008. The increase is primarily due to the White Cliffs Pipeline which began operation in June of 2009.

2008 versus 2007

Our business model for SemCrude changed dramatically from 2007 to 2008. As described below, our business transitioned from crude oil marketing activities to a fee for services business model. Until July 2008, SemCrude operated the Kansas and Oklahoma Pipelines as a proprietary pipeline system whereby we utilized all of the capacity for ourselves. We also had access to Blueknight’s crude oil storage and pipeline capacity pursuant to a throughput agreement. We were engaged in crude oil marketing activities through the utilization of these and other third party gathering, storage, transportation or terminal assets. In this activity, we captured margin, and recognized revenues and expenses associated with the purchase and sale of crude oil. Imbedded in the margin recognized from the purchase and sale of crude oil was uplift from the gathering, transportation, storage, and blending of crude oil. However, we did not account for margin according to each activity. That is, the total margin was captured through our marketing activities and the purchase and sale of crude oil. During the Bankruptcy in 2008, we no longer had the ability to fund working capital to continue this crude oil marketing strategy and we abandoned this business model on or about July 2008. As a result, we determined to operate the Kansas and Oklahoma pipelines as a transportation services provider and pursue business opportunities through the transportation of third-party volumes for a transportation fee. Given we had no operating history for these assets as a transportation services provider, we had little historical data to establish the appropriate transportation fee. In addition, given the distressed financial and commodity markets, as well as our distress resulting from the Bankruptcy, the market for leasing our capacity was challenging. As we progressed through 2008, we worked to increase the volumes and fees on our Kansas and Oklahoma pipelines and did not further pursue any marketing activities.

Revenue

Revenue decreased in 2008 to $3,068 million from $3,179 million in 2007. A decrease in marketing revenue of $962 million was largely offset by an increase in trading revenue of $872 million. In addition, transportation revenue and storage revenue each declined by $4 million, reflecting the transfer of transportation and storage assets from the Company to Blueknight.

Costs of products sold

Costs of products sold increased in 2008 to $3,674 million from $3,430 million in 2007. The increase in costs of products sold was related entirely to marketing activity.

Operating expense

Operating expense increased in 2008 to $295 million from $67 million in 2007. The increase is due primarily to a write off of an account receivable in 2008 valued at $285 million (Westback). For additional information relating to the write off of this account receivable, refer to Note 22 of our consolidated financial statements beginning on page F-1 of this registration statement. However, the increase was partially offset by a decrease in incentive compensation of $27 million and a decrease in other compensation and benefit items such as salaries, commissions, overtime and group insurance totaling an additional $10 million.

General and administrative expense

General and administrative expense decreased in 2008 to $32 million from $70 million in 2007. Of this decline, $28 million relates to a decrease in incentive compensation expense and $8 million relates to allocated corporate overhead.

Depreciation and amortization

Depreciation and amortization decreased in 2008 to $3 million from $7 million in 2007. The decrease is a result of the sale of pipeline assets and storage tanks to Blueknight in May of 2008.

Asset impairment

In 2008, the Company recorded an asset impairment charge of $3 million related to an ownership interest in a pipeline which was abandoned in 2008.

SemStream

	Successor			Predecessor
(U.S. $ in thousands)	Three Months Ended June 30, 2010	Six Months Ended June 30, 2010	One Month Ended December 31, 2009	Three Months Ended June 30, 2009	Six Months Ended June 30, 2009	Eleven Months Ended November 30, 2009	Year Ended December 31, 2008	Year Ended December 31, 2007
Revenue	$91,108	$349,059	$64,023	$66,817	$240,393	$428,859	$1,521,789	$1,550,395
Expenses
Costs of products sold	97,632	332,146	75,593	67,538	236,903	425,470	1,683,156	1,519,955
Operating	2,625	5,057	1,642	2,425	4,695	9,006	9,776	8,983
General and administrative	3,520	7,431	1,435	1,486	2,936	5,410	3,028	12,061
Depreciation and amortization	1,634	3,229	509	1,290	2,609	4,813	4,981	4,921
Loss on disposal or impairment	(11)	(34)	—	16	16	—	26	480

Total expenses	105,400	347,829	79,179	72,755	247,159	444,699	1,700,967	1,546,400

Operating income (loss)	$(14,292)	$1,230	$(15,156)	$(5,938)	$(6,766)	$(15,840)	$(179,178)	$3,995

Three months ended June 30, 2010 versus three months ended June 30, 2009

Revenue

Revenue increased in the second quarter of 2010 to $91 million from $67 million in the second quarter of 2009. Of this increase, $21 million is related to the sale of natural gas liquids, primarily propane. $13 million of this increase is related to higher volume and $7 million of the increase is the result of higher prices in the second quarter of 2010 compared to the same period in 2009.

Costs of products sold

Costs of products sold increased in the second quarter of 2010 to $98 million from $68 million in the second quarter of 2009. This increase reflects higher volume and prices and a $7 million lower of cost or market adjustment recorded in the second quarter of 2010.

General and administrative expense

General and administrative expense increased in the second quarter of 2010 to $4 million from $1 million in the second quarter of 2009. This increase is primarily the result of an increase in corporate overhead allocated to this reporting segment. The amount of corporate overhead allocated to this reporting segment increased because during bankruptcy certain costs related to the reorganization and governance of the Company were classified as reorganization items; however, after emergence such costs were classified as general and administrative expense.

Six months ended June 30, 2010 versus six months ended June 30, 2009

Revenue

Revenue increased in the first six months of 2010 to $349 million from $240 million in the first six months of 2009. Of this increase, $86 million is related to the sale of natural gas liquids, primarily propane. $90 million of the increase is related to higher prices offset by a decrease of $4 million due to lower volume in the first six months of 2010.

Costs of products sold

Costs of products sold increased in the first six months of 2010 to $332 million from $237 million in the first six months of 2009. This increase reflects higher prices and slightly lower volume. In addition, as a result of fresh-start reporting, inventory was revalued from historical weighted average cost to current market value on November 30, 2009. This revaluation increased the costs of products sold in the six months ended June 30, 2010 by approximately $28 million over what would have otherwise been the case. Further, a $7 million lower of cost or market adjustment was recorded in the second quarter of 2010.

General and administrative expense

General and administrative expense increased in the first six months of 2010 to $7 million from $3 million in the first six months of 2009. This increase is primarily the result of an increase in corporate overhead allocated to this reporting segment. The amount of corporate overhead allocated to this reporting segment increased because during bankruptcy certain costs related to the reorganization and governance of the Company were classified as reorganization items; however, after emergence such costs were classified as general and administrative expense.

December 2009 versus average of eleven months ended November 30, 2009

Revenue

Revenue in December 2009 is approximately 64 percent higher than the average of the eleven months ended November 30, 2009. Propane is the principal product sold. Propane sales are seasonal with most sales occurring in the winter heating season. In addition, the price of propane in December 2009 was approximately $1.20 per gallon which was the high for the year.

Costs of products sold

Costs of products sold in December 2009 is approximately 95 percent higher than the average of the eleven months ended November 30, 2009. As a result of fresh-start reporting, inventory was revalued from historical weighted average cost to current market value on November 30, 2009. This revaluation increased the costs of products sold in December by approximately $9 million over what would have otherwise been the case.

Operating expense

Operating expense in December 2009 is approximately double the average of the eleven months ended November 30, 2009. The increase is due primarily to bad debt expense recorded in December.

General and administrative expense

        General and administrative expense in December 2009 is approximately three times the average of the eleven months ended November 30, 2009. During bankruptcy, certain costs related to the reorganization and governance of the Company were classified as reorganization items; however, after emergence such costs were classified as general and administrative expenses.

Depreciation and amortization

Depreciation and amortization in December 2009 is approximately five times the average of the eleven months ended November 30, 2009. This increase is due primarily to the amortization of intangible assets recorded as part of fresh-start reporting. In addition, the increase reflects higher depreciation as a result of higher fixed asset values which also were recorded as part of fresh-start reporting.

Eleven months ended November 30, 2009 versus 2008

Revenue

Revenue declined in 2009 to $429 million from $1,522 million in 2008. The total volume sold declined in 2009 to 11,772 million barrels from 28,159 million barrels in 2008. The primary product sold is propane. Propane volume sold in 2009 declined to 9,779 million barrels from 19,958 million barrels in 2008. In addition to the decline in propane sales volume, the 2009 sales volume of butane and iso-butane was also down sharply compared to 2008. The effect of decline in sales volume on 2009 revenue was amplified by propane prices, which were sharply lower for most of 2009 compared to 2008.

ASC 845-10-15, “Nonmonetary Transactions,” requires certain transactions – those where inventory is purchased from a customer then resold to the same customer – to be presented in the income statement on a net basis. This results in a reduction of sales revenue and costs of products sold by the same amount, but has no effect on operating income (loss). However, changes in the level of such purchase and sale activity between periods can have a material effect on the comparison between those periods. Revenue was reduced by $10 million and $223 million in 2009 and 2008, respectively, in accordance with ASC 845-10-15.

Costs of products sold

Costs of products sold declined in 2009 to $425 million from $1,683 million in 2008. The decline in costs of products sold reflects the decline in the volume sold. The effect of the decline in sales volume was amplified by propane prices, which were sharply lower for most of 2009 compared to 2008. The combination of the decline in volume and the lower prices resulted in a decrease in costs of products sold of $1,381 million. Also included in the costs of products sold for 2009 is a lower of cost or market adjustment of $5 million, compared to a $95 million adjustment in 2008.

Costs of products sold was reduced by $10 million and $223 million in 2009 and 2008, respectively, in accordance with ASC 845-10-15.

General and administrative expense

General and administrative expense increased in 2009 to $5 million from $3 million in 2008. The primary reason for this change is that 2008 expense included credits of approximately $2 million related to incentive compensation programs which were cancelled following the Bankruptcy.

2008 versus 2007

Revenue

Revenue declined in 2008 to $1,522 million from $1,550 million in 2007. The total volume sold declined in 2008 to 28,159 million barrels from 33,239 million barrels in 2007. The primary product sold is propane. Propane volume sold in 2008 declined to 19,958 million barrels from 24,150 million barrels in 2007. The effect of decline in volume was largely offset by propane prices which began the year at approximately $1.46 per gallon, increasing to approximately $1.76 in July, then falling sharply to approximately $0.70 per gallon by the end of 2008.

Revenue was reduced by $223 million and $248 million in 2008 and 2007 respectively, in accordance with ASC 845-10-15.

The decline in volume is attributed to the Company’s declaration of bankruptcy in July 2008.

Costs of products sold

Costs of products sold increased in 2008 to $1,683 million from $1,520 million in 2007. Included in the costs of products sold for 2008 was a lower of cost or market adjustment of $95 million compared to a nominal adjustment in 2007. Costs of products sold was also affected by propane prices described above. 2008 prices were higher than 2007 in every month except October, November and December. The combination of these higher prices and lower volume resulted in an increase to costs of products sold of $42 million.

Costs of products sold was reduced by $223 million and $248 million in 2008 and 2007 respectively, in accordance with ASC 845-10-15.

General and administrative expense

General and administrative expense declined in 2008 to $3 million from $12 million in 2007. A reduction of $9 million in incentive compensation accounts for the decline.

SemLogistics

	Successor			Predecessor
(U.S. $ in thousands)	Three Months Ended June 30, 2010	Six Months Ended June 30, 2010	One Month Ended December 31, 2009	Three Months Ended June 30, 2009	Six Months Ended June 30, 2009	Eleven Months Ended November 30, 2009	Year Ended December 31, 2008	Year Ended December 31, 2007
Revenue	$8,599	$18,384	$3,297	$8,752	$16,952	$33,393	$40,731	$38,039
Expenses
Costs of products sold	—	—	11	259	350	565	704	931
Operating	501	1,116	179	542	984	1,798	2,538	2,088
General and administrative	2,822	5,740	1,053	2,619	4,945	9,741	11,749	13,879
Depreciation and amortization	1,908	3,872	655	2,332	4,453	8,615	10,362	10,569
Loss on disposal or impairment	—	—	—	6	6	—	35	111

Total expenses	5,231	10,728	1,898	5,758	10,738	20,719	25,388	27,578

Operating income (loss)	$3,368	$7,656	$1,399	$2,994	$6,214	$12,674	$15,343	$10,461

Three months ended June 30, 2010 versus three months ended June 30, 2009

Revenue

Revenue in the second quarter of 2010 declined slightly as compared to the same period in 2009 as a result of a decline in the exchange rate of British pounds to U.S. dollars despite similar storage capacity and slightly higher storage fees.

Depreciation and amortization

Depreciation and amortization expense in the second quarter of 2010 declined slightly as compared to the same period in 2009 as a result of a decline in the exchange rate of British pounds to U.S. dollars.

Six months ended June 30, 2010 versus six months ended June 30, 2009

Revenue

Revenue increased in the first six months of 2010 to $18 million from $17 million in the first six months of 2009. This increase is a result of additional storage capacity, higher storage fees and an increase in the exchange rate of British pounds to U.S. dollars.

General and administrative expense

General and administrative expense increased in the first six months of 2010 to $6 million from $5 million in the first six months of 2009. This increase is a result of higher corporate overhead allocated to this reporting segment. The amount of corporate overhead allocated to this reporting segment increased because during bankruptcy certain costs related to the reorganization and governance of the Company were classified as reorganization items; however, after emergence such costs were classified as general and administrative expense.

December 2009 versus average of eleven months ended November 30, 2009

General

In each case, the December 2009 amount is roughly equivalent to the average of the eleven months ended November 30, 2009.

Eleven months ended November 30, 2009 versus 2008

Revenue

Revenue decreased in 2009 to $33 million from $41 million in 2008. This decrease is due to a decline in the exchange rate of British pounds to U.S. dollars, which more than offset the combination of an 18 percent increase in storage capacity used and a 5 percent increase in storage rates.

Expenses

Operating, general and administrative and depreciation and amortization expenses each declined slightly in 2009 compared to 2008. This decline is a result of a decline in the exchange rate of British pounds to U.S. dollars during the period.

2008 versus 2007

Revenue

Revenue increased in 2008 to $41 million from $38 million in 2007. The increase is a result of a 14 percent increase in storage rates offset, in part, by a three percent decline in storage capacity used. In addition, due to market conditions, there was additional throughput revenue; however, this was offset by a decline in product sales. Generally SemLogistics does not sell product but, from time to time, tank bottoms and line fill become available for sale. In 2007, and to a lesser extent in 2008, such products became available for sale as a result of tank refurbishment.

Expenses

General and administrative expenses decreased in 2008 to $12 million from $14 million in 2007. This decrease is due primarily to a $2 million refund related to property taxes.

SemCAMS

	Successor			Predecessor
(U.S. $ in thousands)	Three Months Ended June 30, 2010	Six Months Ended June 30, 2010	One Month Ended December 31, 2009	Three Months Ended June 30, 2009	Six Months Ended June 30, 2009	Eleven Months Ended November 30, 2009	Seven Months Ended July 31, 2008	Year Ended December 31, 2007
Revenue	$37,973	$68,479	$12,930	$—	$—	$—	$326,677	$308,566
Expenses
Costs of products sold	91	94	—	—	—	—	204,512	105,000
Operating	25,166	44,770	11,345	—	—	—	90,394	147,899
General and administrative	3,136	9,125	1,726	—	—	—	13,424	22,256
Depreciation and amortization	1,957	4,652	962	—	—	—	19,785	32,009
Loss on disposal or impairment	(14)	(14)	23,119	—	—	—	—	—

Total expenses	30,336	58,627	37,152	—	—	—	328,115	307,164

Operating income (loss)	$7,637	$9,852	$(24,222)	$—	$—	$—	$(1,438)	$1,402

General

On July 22, 2008, the Company filed petitions for reorganization under Chapter 11 of the U.S. Bankruptcy Code. Also on July 22, 2008, the Company’s Canadian subsidiaries filed applications for creditor protection in Canada under the Companies’ Creditors Arrangement Act. As a result of the Bankruptcy petitions, the Company lost control of this subsidiary and it was deconsolidated on that date. The Company regained control of this subsidiary upon emergence from the Bankruptcy on November 30, 2009, and consolidated this subsidiary again beginning on that date.

As a result of the deconsolidation between July 22, 2008, and the reconsolidation on November 30, 2009, it is not possible to make any meaningful comparisons of results of operations for the periods presented.

December 2009

Loss on disposal or impairment

During December 2009, SemCAMS committed to a plan to cease processing sour gas at one of its facilities based on a decision by a customer to send its sour gas to a different SemCAMS processing facility. As a result, SemCAMS recorded a reduction of $18 million to the value of property, plant and equipment and a $5 million increase to the related asset retirement obligation.

SemMexico

	Successor			Predecessor
(U.S. $ in thousands)	Three Months Ended June 30, 2010	Six Months Ended June 30, 2010	One Month Ended December 31, 2009	Three Months Ended June 30, 2009	Six Months Ended June 30, 2009	Eleven Months Ended November 30, 2009	Year Ended December 31, 2008	Year Ended December 31, 2007
Revenue	$39,834	$66,874	$12,079	$50,589	$100,540	$167,063	$250,705	$191,762
Expenses
Costs of products sold	34,080	56,882	10,242	42,877	86,796	144,142	218,867	166,169
Operating	1,157	2,094	1,142	917	1,970	3,983	5,328	6,079
General and administrative	3,047	6,071	1,310	2,556	4,391	7,129	11,834	8,481
Depreciation and amortization	1,518	3,074	304	797	1,548	2,942	3,131	2,902
Loss on disposal or impairment	(14)	(19)	—	(80)	(80)	—	(38)	(56)

Total expenses	39,788	68,102	12,998	47,067	94,625	158,196	239,122	183,575

Operating income (loss)	$46	$(1,228)	$(919)	$3,522	$5,915	$8,867	$11,583	$8,187

Three months ended June 30, 2010 versus three months ended June 30, 2009

Revenue

Revenue decreased in the second quarter of 2010 to $40 million from $51 million in the second quarter of 2009. Lower volume reduced revenue by $18 million and was partially offset by higher prices which increased revenue by $8 million. The decline in volume reflects weak demand as a result of a slowdown in the issuance of government contracts for road construction projects in Mexico.

Costs of products sold

Costs of products sold decreased in the second quarter of 2010 to $34 million from $43 million in the second quarter of 2009. The decline in the costs of products sold reflects a decline in volume offset, in part by, higher prices.

Depreciation and amortization

Depreciation and amortization expense increased in the second quarter of 2010 to $2 million from $1 million in the second quarter of of 2009. This increase reflects the write up of intangible assets as a result of fresh-start reporting.

Six months ended June 30, 2010 versus six months ended June 30, 2009

Revenue

Revenue decreased in the first six months of 2010 to $67 million from $101 million in the first six months of 2009. Lower volume reduced revenue by $45 million and was partially offset by higher prices which increased revenue by $11 million. The decline in volume reflects weak demand as a result of a slowdown in the issuance of government contracts for road construction projects in Mexico.

Costs of products sold

Costs of products sold decreased in the first six months of 2010 to $57 million from $87 million in the first six months of 2009. The decline in the costs of products sold reflects a decline in volume offset, in part, by higher prices.

General and administrative expense

General and administrative expense increased in the first six months of 2010 to $6 million from $4 million in the first six months of 2009. This increase is a result of an increase in corporate overhead allocated to this reporting segment. The amount of corporate overhead allocated to this reporting segment increased because during bankruptcy certain costs related to the reorganization and governance of the Company were classified as reorganization items; however, after emergence such costs were classified as general and administrative expense.

Depreciation and amortization

Depreciation and amortization expense increased in the first six months of 2010 to $3 million from $2 million in the first six months of 2009. This increase reflects the write up of intangible assets as a result of fresh-start reporting.

December 2009 versus average of eleven months ended November 30, 2009

Revenue

Revenue in December 2009 is approximately 20 percent lower than the average of the eleven months ended November 30, 2009. The primary reason for the decline in volume is that December is usually a low volume month due to the holiday season. In addition, prices were down approximately 4 percent compared to the eleven month average primarily as a result of product mix.

Costs of products sold

Costs of products sold in December 2009 is approximately 22 percent lower than the average of the eleven months ended November 30, 2009. This decline is primarily related to volume as explained above.

Operating expense

Operating expense in December 2009 is approximately three times the average of the eleven months ended November 30, 2009. The increase is due primarily to bad debt expense recorded in December.

General and administrative expense

General and administrative expense in December 2009 is approximately twice the average of the eleven months ended November 30, 2009. This increase is due primarily to an allocation of corporate overhead. Prior to emergence from bankruptcy, no corporate overhead was allocated to this business segment. Upon emergence, the decision was made to include SemMexico as a recipient of the allocation of corporate overhead.

Eleven months ended November 30, 2009 versus 2008

Revenue

Revenue decreased in 2009 to $167 million from $251 million in 2008. A decline in the volume sold accounts for $53 million of the decrease. A decline in prices, as a result of an approximate 20 percent devaluation of the Mexican peso, accounts for an additional decrease of $31 million.

Costs of products sold

Costs of products sold decreased in 2009 to $144 million from $219 million in 2008. The decline is attributable to a decrease in the volume sold and lower costs, as a result of the devaluation of the Mexican peso.

General and administrative expense

General and administrative expense decreased in 2009 to $7 million from $12 million in 2008. This decrease is a result of a decrease in headcount following the Bankruptcy and the devaluation of the Mexican peso.

2008 versus 2007

Revenue

         Revenue increased in 2008 to $251 million from $192 million in 2007. Higher sales prices increased revenue by $83 million, which was offset by $23 million as a result of lower sales volume.

Costs of products sold

Costs of products sold increased in 2008 to $219 million from $166 million in 2007. This increase is a result of higher prices offset, in part, by lower volume.

General and administrative expense

General and administrative expense increased in 2008 to $12 million from $8 million in 2007. This change was a result of increased headcount as a result of growth prior to our filing of the Bankruptcy petitions in 2008.

SemCanada Crude

	Successor			Predecessor
(U.S. $ in thousands)	Three Months Ended June 30, 2010	Six Months Ended June 30, 2010	One Month Ended December 31, 2009	Three Months Ended June 30, 2009	Six Months Ended June 30, 2009	Eleven Months Ended November 30, 2009	Seven Months Ended July 31, 2008	Year Ended December 31, 2007
Revenue	$106,975	$196,604	$53,016	$—	$—	$—	$1,436,196	$1,588,704
Expenses
Costs of products sold	104,628	191,383	52,457	—	—	—	1,431,974	1,517,751
Operating	1,146	1,775	51	—	—	—	1,395	530
General and administrative	2,720	6,151	1,129	—	—	—	7,596	15,076
Depreciation and amortization	1,678	3,820	778	—	—	—	1,919	1,430
Loss on disposal or impairment	91,756	91,756	—	—	—	—	1,377	—

Total expenses	201,928	294,885	54,415	—	—	—	1,444,261	1,534,787

Operating income (loss)	$(94,953)	$(98,281)	$(1,399)	$—	$—	$—	$(8,065)	$53,917

On July 22, 2008, the Company filed petitions for reorganization under Chapter 11 of the U.S. Bankruptcy Code. Also on July 22, 2008, the Company’s Canadian subsidiaries filed applications for creditor protection in Canada under the Companies’ Creditors Arrangement Act. As a result of the filing of the Bankruptcy petitions, the Company lost control of this subsidiary and it was deconsolidated on that date. The Company regained control of this subsidiary upon emergence from the Bankruptcy on November 30, 2009, and consolidated this subsidiary again beginning on that date.

As a result of the deconsolidation between July 22, 2008, and the reconsolidation on November 30, 2009, it is not possible to make any meaningful comparisons of results of operations for the periods presented.

During the second quarter of 2010, we revised downward our projections of the future earnings potential of the SemCanada Crude segment, following a significant loss of customers which occurred in April 2010, coupled with a significant decline in profitability in April 2010 and an assessment by a national consultancy that certain market conditions that are adversely impacting this segment were likely to continue. In response to these events, we tested SemCanada Crude’s goodwill and other intangible assets for impairment as of May 31, 2010. Based on the results of these tests, we recorded an impairment of the full amount of the goodwill and other intangible assets attributable to SemCanada Crude during the second quarter 2010. In addition, we have initiated a detailed review of the strategic options available to us to mitigate any future unfavorable impact from the downturn in the performance of SemCanada Crude. Among other options being considered are the sale or shutdown of the marketing and blending operations or other lines of business within SemCanada Crude.

SemGas

	Successor			Predecessor
(U.S. $ in thousands)	Three Months Ended June 30, 2010	Six Months Ended June 30, 2010	One Month Ended December 31, 2009	Three Months Ended June 30, 2009	Six Months Ended June 30, 2009	Eleven Months Ended November 30, 2009	Year Ended December 31, 2008	Year Ended December 31, 2007
Revenue	$17,967	$39,233	$6,644	$14,033	$31,789	$55,230	$115,271	$126,271
Expenses
Costs of products sold	11,987	26,882	4,495	8,850	21,444	37,700	108,127	79,660
Operating	1,550	2,744	921	2,221	4,829	9,002	10,097	8,861
General and administrative	2,283	5,276	975	1,192	2,430	4,371	3,383	6,548
Depreciation and amortization	1,384	2,685	427	2,373	4,215	8,296	13,216	11,133
Loss on disposal or impairment	(19)	(19)	—	—	—	13,625	65,487	16

Total expenses	17,185	37,568	6,818	14,636	32,918	72,994	200,310	106,218

Operating income (loss)	$782	$1,665	$(174)	$(603)	$(1,129)	$(17,764)	$(85,039)	$20,053

Three months ended June 30, 2010 versus three months ended June 30, 2009

Revenue

Revenue increased in the second quarter of 2010 to $18 million from $14 million in the second quarter of 2009. Price increases raised revenue by $5.5 million offset, in part, by a decrease in volume of natural gas processed which reduced revenue by $1.5 million.

Costs of products sold

Costs of products sold increased in the second quarter of 2010 to $12 million from $9 million in the second quarter of 2009. The increase in the price of natural gas processed was partially offset by a decrease in the volume processed during the period compared to the second quarter of 2009.

General and administrative expense

General and administrative expense increased in the second quarter of 2010 to $2 million from $1 million in the second quarter of 2009. This increase is a result of an increase in corporate overhead allocated to this reporting segment. The amount of corporate overhead allocated to this reporting segment increased because during bankruptcy certain costs related to the reorganization and governance of the Company were classified as reorganization items; however, after emergence such costs were classified as general and administrative expense.

Depreciation and amortization

Depreciation and amortization expense decreased in the second quarter of 2010 to $1 million from $2 million in the second quarter of 2009. This reduction reflects higher asset valuations in 2009 prior to the write down of certain assets in November 2009.

Six months ended June 30, 2010 versus six months ended June 30, 2009

Revenue

Revenue increased in the first six months of 2010 to $39 million from $32 million in the first six months of 2009. Price increases raised revenue by $13 million offset, in part, by a decrease in volume of natural gas processed which reduced revenue by $6 million.

Costs of products sold

Costs of products sold increased in the first six months of 2010 to $27 million from $21 million in the first six months of 2009. The increase in the price of natural gas processed was partially offset by a decrease in the volume processed during the period compared to the first six months of 2009.

Operating expense

Operating expense decreased in the first six months of 2010 to $3 million from $5 million in the first six months of 2009. This decline reflects a reduction in compression costs, property taxes, various field costs such as electricity and lubricants and the collection of an account receivable which had been fully reserved.

General and administrative expense

General and administrative expense increased in the first six months of 2010 to $5 million from $2 million in the first six months of 2009. This increase is primarily a result of an increase in corporate overhead allocated to this reporting segment. The amount of corporate overhead allocated to this reporting segment increased because during bankruptcy certain costs related to the reorganization and governance of the Company were classified as reorganization items; however, after emergence such costs were classified as general and administrative expense.

Depreciation and amortization

Depreciation and amortization expense decreased in the first six months of 2010 to $3 million from $4 million in the first six months of 2009. This reduction reflects higher asset valuations in 2009 prior to the write down of certain assets in November 2009.

December 2009 versus average of eleven months ended November 30, 2009

Revenue

Revenue in December 2009 is approximately 32 percent higher than the average of the eleven months ended November 30, 2009. This increase is a result of significantly higher sales prices in December offset, in part, by lower volumes of natural gas processed in December.

Costs of products sold

Costs of products sold in December 2009 is approximately 31 percent higher than the average of the eleven months ended November 30, 2009. This increase is a result of significantly higher purchase prices in December offset, in part, by lower volumes of natural gas processed in December.

General and administrative expense

        General and administrative expense in December 2009 is approximately two and a half times the average of the eleven months ended November 30, 2009. During bankruptcy, certain costs related to the reorganization and governance of the Company were classified as reorganization items; however, after emergence such costs were classified as general and administrative expenses.

Eleven months ended November 30, 2009 versus 2008

Revenue

Revenue decreased in 2009 to $55 million from $115 million in 2008. Decreases in third party revenue of $89 million and revenue from trading of $7 million were only partially offset by the fact that there were no derivative mark to market losses in 2009 compared to $38 million of such losses in 2008. The decline in third party revenue is a result of decreases in the volume of natural gas processed in 2009 compared to 2008 and this decline was amplified by lower natural gas prices in 2009.

Costs of products sold

Costs of products sold decreased in 2009 to $38 million from $108 million in 2008. This decline is a result of a decrease in the volume of natural gas processed in 2009 compared to 2008 and the effect of the volumetric decrease was amplified by a decrease in natural gas prices.

General and administrative expense

General and administrative expense increased in 2009 to $4 million from $3 million in 2008. This increase is primarily a result of the allocation of corporate overhead.

Depreciation and amortization

Depreciation and amortization expense decreased in 2009 to $9 million from $13 million in 2008. This decrease is due primarily to a decrease of $6 million of amortization expense related to intangibles which were written off in 2008. This decrease was offset, in part, by an increase in depreciation expense related to assets capitalized in 2009.

Asset impairment

The asset impairment of $14 million recorded in 2009 relates to certain natural gas gathering and processing assets that had been idled or were operating at low utilization rates.

2008 versus 2007

Revenue

Revenue decreased in 2008 to $115 million from $126 million in 2007. Increases in third party revenue of $42 million were more than offset by increases in derivative mark to market losses of $47 million and decreases in intercompany sales of $6 million. The increase in third party revenue is a result of an increase in the volume of natural gas processed and higher natural gas prices in 2008 compared to 2007.

Costs of products sold

Costs of products sold increased in 2008 to $108 million from $80 million in 2007. The effect of an increase in the volume of natural gas processed in 2008 compared to 2007 was amplified by higher natural gas prices in 2008.

General and administrative expense

General and administrative expense decreased in 2008 to $3 million from $7 million in 2007. This decrease is primarily due to a decrease in incentive compensation of $3 million.

Depreciation and amortization

Depreciation and amortization expense increased in 2008 to $13 million from $11 million in 2007. This increase is due primarily to an acceleration of amortization of intangibles and depreciation related to assets capitalized in 2008.

Asset Impairment

The asset impairment of $65 million recorded in 2008 is comprised of three pieces: (1) $33 million of goodwill and customer relationship intangible assets related to certain natural gas gathering, processing and storage assets; (2) $28 million of investment in an entity which was formed to develop a natural gas storage facility; and (3) $5 million of investment in a salt mine storage facility which had been under development until the project was halted before completion.

Other and Eliminations

	Successor			Predecessor
(U.S. $ in thousands)	Three Months Ended June 30, 2010	Six Months Ended June 30, 2010	One Month Ended December 31, 2009	Three Months Ended June 30, 2009	Six Months Ended June 30, 2009	Eleven Months Ended November 30, 2009	Year Ended December 31, 2008	Year Ended December 31, 2007
Revenue	$(21,850)	$(46,913)	$(8,676)	$(9,730)	$(15,712)	$(40,241)	$(52,499)	$164,643
Expenses
Costs of products sold	(23,051)	(49,114)	(9,079)	(10,208)	(16,763)	(42,409)	(114,603)	94,266
Operating	114	163	100	140	247	414	54,107	24,174
General and administrative	(998)	(998)	(1,150)	3,499	8,406	2,490	29,995	51,871
Depreciation and amortization	794	1,470	219	(2,626)	2,066	3,430	30,601	20,276
Loss on disposal or impairment	(332)	(327)	—	—	—	—	1,930	14,648

Total expenses	(23,473)	(48,806)	(9,910)	(9,195)	(6,044)	(36,075)	2,030	205,235

Operating income (loss)	$1,623	$1,893	$1,234	$(535)	$(9,668)	$(4,166)	$(54,529)	$(40,592)

Other and Eliminations is not an operating segment. This table is included to permit the reconciliation of segment information to that of the consolidated Company. Certain historical operations that were not managed as part of a surviving segment are included in this table. For example, SemCanada Energy is an entity that had operations prior to the Bankruptcy, but it did not emerge from the Bankruptcy. As such, it is included in this table. In addition, in 2007, the SemCrude segment contributed certain assets to Blueknight. The activities of those assets are reflected within the SemCrude segment table above up to the date of their transfer to Blueknight. Subsequent to that date, they are included in this table. Also included within this table are corporate overhead expenses initially allocated to operations that were subsequently discontinued, such as SemMaterials.

Liquidity and Capital Resources

Sources and Uses of Cash

Revolving Credit Facility

On November 30, 2009, we entered into a $500 million revolving credit facility (as amended, the “Credit Facility”). The Credit Facility is comprised of a $182.6 million funded letter of credit tranche (the “Prefunded Tranche”), with an Original Issuance Discount (the “OID”) of $9.6 million and a $307.8 million revolving credit tranche (the “Revolving Tranche”) that can be utilized for both letters of credit and cash loans. Cash loans can be used for product purchases, margin requirements and general corporate purposes; however, cash loans are limited to $150 million. The Credit Facility availability is based on eligible receivables and inventory, calculated through a borrowing base every ten days. As of December 31, 2009, our consolidated borrowing base was $313.5 million. Following the reduction for outstanding cash loans, letters of credit, the OID, concentration deduction and contractual availability deduction of $48.5 million, $117.3 million, $9.6 million, $6.6 million and $25.0 million, respectively, our borrowing base availability was $106.5 million on December 31, 2009. As of June 30, 2010, our consolidated borrowing base was $205.2 million. Following the reduction for outstanding cash loans, letters of credit, the OID, concentration deduction and contractual availability deduction of $0.0 million, $114.1 million, $7.6 million, $20.3 million and $25.0 million, respectively, our borrowing base availability was $38.2 million on June 30, 2010.

In April 2010, we amended the Credit Facility to reduce the Prefunded Tranche by $40 million and to increase the Revolving Tranche by $40 million.

The Credit Facility is secured by all working capital and fixed assets of SemCrude, SemStream, SemCAMS, SemCanada Crude and SemGas (the “Loan Parties”), but is not secured by the assets of SemCrude’s subsidiary, SemCrude Pipeline, L.L.C. The Credit Facility matures November 30, 2012.

The Credit Facility incorporates the following pricing by facility type and is paid monthly:

•	The Prefunded Tranche bears interest at a margin rate of 7.00%, plus the difference between a 1.50% LIBOR floor and the LIBOR interest earned on the Prefunded Tranche.

•

The OID bears interest at either (a) the greater of: (i) the prime rate, (ii) the federal funds effective rate plus 0.50%, (iii) three-month LIBOR plus 1.50% or (iv) base floor of 2.50%; plus the interest-rate margin of 6.00%; or at our option (b) the greater of: (i) LIBOR and (ii) 1.50%; plus the interest-rate margin of 7.00%.

•

Revolving cash loans under the Revolving Tranche bear interest at either (a) the greater of: (i) the prime rate, (ii) the federal funds effective rate plus 0.50%, (iii) three-month LIBOR plus 1.50% or (iv) base floor of 2.50%; plus the interest-rate margin of 5.50%; or at our option (b) the greater of: (i) LIBOR and (ii) 1.50%; plus the interest-rate margin of 6.50%.

•	Letters of credit under the Revolving Tranche bear a margin rate of 6.50%.

•	Letters of credit issued are subject to a fronting fee of .15% and .50% for the Prefunded Tranche and the Revolving Tranche, respectively.

•	Lenders receive commitment fees based on the unused portion of the Revolving Tranche ranging from 1.50% to 2.50% and 7.00% on the Prefunded Tranche.

As of December 31, 2009, the interest rate applicable to the Prefunded Tranche and the Revolving Tranche cash loans was 8.26% and 8.75%, respectively. As of June 30, 2010, the interest rate applicable to the Prefunded Tranche and the Revolving Tranche cash loans was 8.16% and 8.75%, respectively.

The Credit Facility contains covenants, which, among other things, restrict, subject to certain exceptions, our ability to incur additional indebtedness, create liens on assets, make investments, loans or advances, dispose of assets, enter into sale and leaseback transactions, change the business conducted by the Loan Parties, issue dividends and enter into certain hedging agreements. In addition, the Credit Facility prohibits any commodity transactions that are not allowed by our Comprehensive Risk Management Policy. The Credit Facility may preclude us from prepaying the loan made under the Term Loan Facility (discussed below) if certain requirements are not met. In addition, the Credit Facility may require us to make Payment In Kind (“PIK”) interest payments on the loan made under the Term Loan Facility.

The Credit Facility also requires that we maintain certain financial ratios as follows:

Fiscal Month Ending	Minimum Working Capital Consolidated Net	Minimum Cash Interest Ratio Coverage	Minimum Tangible Capital Base	Maximum Consolidated Leverage Ratio	Maximum Net Funded Debt to EBITDA	Minimum Cumulative EBITDA
December 31, 2009 and thereafter	$150 million		$625 million	2.00:1.00
December 31, 2009						$2 million
January 31, 2010						$9 million
February 28, 2010						$16.5 million
March 31, 2010		1.15				$20.5 million
April 30, 2010		1.15				$27.5 million
May 31, 2010		1.15				$34.5 million
June 30, 2010		1.15				$40.5 million
July 31, 2010		1.30			4.70
August 31, 2010		1.30			4.70
September 30, 2010		1.30			4.70
October 31, 2010		1.30			4.70
November 30, 2010		1.30			4.20
December 31, 2010		1.30			4.20
2011		1.50 - 1.70			3.50 - 3.05
2012		1.85 - 1.90			3.05

The computation of these ratios is governed by the specific terms of the Credit Facility and may not be comparable to other similarly titled measures computed for other purposes or by other companies. Minimum consolidated net working capital is the Loan Parties’ current assets minus current liabilities and any outstanding cash loans under the Credit Facility. Minimum cash interest ratio coverage is the ratio of the Loan Parties’ adjusted EBITDA to consolidated cash interest expense over the last twelve months. The minimum tangible capital base is the consolidated SemGroup entities’ equity, less goodwill and intangible asset balances. The maximum leverage ratio is the ratio of the Loan Parties’ total debt to adjusted EBITDA over the last twelve months. Maximum net funded debt to EBITDA is the ratio of the Loan Parties’ total debt, less excess cash to adjusted EBITDA. Minimum cumulative EBITDA is the cumulative adjusted EBITDA of the Loan Parties. In general, under the terms of our Credit Facility, adjusted EBITDA is calculated by the Loan Parties’ consolidated net income (loss), plus interest expense, income taxes, depreciation and amortization, other non-cash expenses, any net gain or loss from a capital asset disposition and any unusual or non-recurring losses or charges. In addition, EBITDA is adjusted to record inventory at market price, normal purchase and sales contracts market value and the market value of transportation and storage agreements. As of December 31, 2009 and June 30, 2010, we were in compliance with our covenants under the Credit Facility.

In addition to the financial covenants previously mentioned, the Credit Facility restricts the capital expenditures of the Loan Parties to $39.1 million in 2010, $22.0 million in 2011 and $23.3 million in 2012. The capital expenditures covenant includes a mechanism for carrying over a portion of the excess of any previous year’s capital expenditure limit. In addition, the Credit Facility allows for the ability to increase our capital expenditure amount if certain requirements are met. We believe the limitations on our capital expenditures imposed by the Credit Facility should allow us to meet our current capital expenditure needs. However, if future events require us, or make it beneficial for us, to make capital expenditures beyond those currently planned, we would need to obtain consent from the lenders under our Credit Facility.

The Credit Facility also contains customary events of default. The events of default include the failure to pay interest and principal when due, including fees and any other amounts owed under the Credit Facility, a breach of any representation or warranty contained in the Credit Facility, a breach of certain covenants under the Credit Facility, any default under any of the documents entered into in connection with the Credit Facility, any event of default under other debt arrangements, events of bankruptcy, judgments and attachments exceeding $5.0 million, default events relating to employee benefit plans, a change in control, the guarantees, collateral documents or the Credit Facility failing to be in full force and effect or being declared null and void, any agreement pertaining to the subordination of the Term Loan or any subordinated indebtedness failing to be in force or failure to deliver a borrowing base report.

Second Lien Term Loan Facility

Pursuant to our plan of reorganization, we entered into a $300 million second lien term loan facility (the “Term Loan Facility”). The Term Loan Facility is a recovery mechanism for the pre-petition secured lenders. We did not receive any funds from the Term Loan Facility nor will any funds be received in the future. The Term Loan Facility is secured with a second lien on all the assets secured by the Credit Facility. As of December 31, 2009 and June 30, 2010, the principal amount outstanding under the Term Loan Facility was $300 million and $319.2 million, respectively.

The principal amount outstanding under the Term Loan Facility will bear interest at a fixed cash interest rate of 9.00% and is paid on a quarterly basis beginning June 30, 2010. We have the option to PIK the interest through December 31, 2011, in which case the rate will be increased from 9.00% to 11.00% for any such PIK interest. The Credit Facility may preclude us from making a cash interest payment and require us to PIK. In the event the option to PIK interest is either elected or required, the deferred interest will be payable November 30, 2014. We have the option of prepaying in whole or in part with no penalty. The loan made under the Term Loan Facility matures and is due in full November 30, 2016.

We elected to PIK the interest on the Term Loan Facility that was due on June 30, 2010 for interest incurred during the seven-month period then ended. All conditions were met that would have allowed us to pay cash interest; however, we elected to PIK to maximize flexibility and allow us to pursue opportunities that we expect to provide an attractive return on investment.

While the Credit Facility, or another facility similar in nature, is in place, the Term Loan Facility will require us to maintain the same financial covenant ratios as those required by the Credit Facility.

The Term Loan Facility also contains customary events of default. The events of default include the failure to pay interest and principal when due, including fees and any other amounts owed under the Term Loan Facility, a breach of any representation or warranty contained in the credit facility, a breach of certain covenants under the Term Loan Facility, any default under any of the documents entered into in connection with the Term Loan Facility, any event of default under other debt arrangements, judgments and attachments exceeding $5.0 million, default events relating to employee benefit plans, a change in control, the guarantees, collateral documents or the Term Loan Facility failing to be in full force and effect or being declared null and void, any acceleration of the maturity of the loan made under the Term Loan Facility, or any agreement pertaining to the subordination of any subordinated indebtedness failing to remain in force.

SemCrude Pipeline, L.L.C. Term Loan Facility

On November 30, 2009, we entered into a $125 million SemCrude Pipeline, L.L.C. (“SemCrude Pipeline”) term loan facility (the “SCPL Term Loan Facility”). The proceeds were used to refinance SemCrude Pipeline’s pre-petition term loan and pay the associated closing costs. The SCPL Term Loan Facility is secured by SemCrude Pipeline’s equity interest in White Cliffs Pipeline, L.L.C. As of December 31, 2009 and June 30, 2010, the principal amount outstanding under the SCPL Term Loan Facility was $119.1 million and $106.6 million, respectively. Loans made under the SCPL Term Loan Facility are due in full as of the maturity date, June 2, 2014.

Loans made under the SCPL Term Loan Facility bear interest at either (a) the greater of: (i) the prime rate, (ii) the federal funds effective rate plus 0.50%, or (iii) base floor of 2.50%; plus the interest-rate margin of 5.00%; or at our option (b) the greater of: (i) LIBOR and (ii) 1.50%; plus the interest-rate margin of 6.00%. Interest payments are made monthly.

As of December 31, 2009 and June 30, 2010, the interest rate applicable to loans made under the SCPL Term Loan Facility was 8.25% and 7.50%, respectively.

SemCrude Pipeline is required to make quarterly principal payments of $3.5 million. In addition, the SCPL Term Loan Facility requires principal payments based on excess cash flows as defined in the agreement. When closing occurs with the shippers on the White Cliffs Pipeline in connection with the exercise of their purchase option described in “Business and Properties—Our Business–Our Business Segments– SemCrude –Assets and Operations–White Cliffs Pipeline,” there will be a mandatory repayment of debt, including all or a portion of loans made under the SCPL Term Loan Facility.

The SCPL Term Loan Facility contains customary covenants, which, among other things, restrict, subject to certain exceptions, the ability for us to incur additional indebtedness, create liens on assets, make investments, restricted payments, loans or advances, dispose of assets, change the nature of business and issue dividends.

The SCPL Term Loan Facility requires the following financial ratios to be maintained on a quarterly basis:

Fiscal Quarter Ending	Maximum Total Leverage Ratio	Minimum Debt Service Coverage Ratio
March 31, 2010	5.00	1.05
June 30, 2010	4.75	1.05
September 30, 2010	4.75	1.05
December 31, 2010	4.50	1.05
2011	3.50	1.10
2012	3.50	1.15

The computation of these ratios is governed by the specific terms of the SCPL Term Loan Facility and may not be comparable to other similarly titled measures computed for other purposes or by other companies. Maximum total leverage ratio is the principal amount outstanding under the SCPL Term Loan Facility to consolidated EBITDA. Minimum debt service coverage ratio is the ratio of the cash flows available for debt service to debt service. Debt service includes all fees payable to the lenders, interest and scheduled principal payments. Pursuant to the SCPL Term Loan Facility, consolidated EBITDA is the net income of SemCrude Pipeline and White Cliffs plus interest expense, income taxes, depreciation and amortization and other non-cash expenses.

The SCPL Term Loan Facility also contains customary events of default. The events of default include the failure to pay interest and principal when due, including fees and any other amounts owed under the SCPL Term Loan Facility, a breach of any representation or warranty contained in the SCPL Term Loan Facility, a breach of certain covenants under the SCPL Term Loan Facility, any default under any of the documents entered into in connection with the SCPL Term Loan Facility, any event of default under other debt arrangements, such as the Credit Facility or Term Loan Facility, bankruptcy, judgments and attachments, default events relating to employee benefit plans, a change in control, the guarantees, or collateral documents or the SCPL Term Loan Facility failing to be in full force and effect or being declared null and void.

SemLogistics Term Loan Facility

On November 30, 2009, we entered into a £25 million SemLogistics term loan facility (“SemLogistics Term Loan Facility”) in order to refinance our then existing revolving facility. The SemLogistics Term Loan Facility is secured by the assets of SemLogistics Milford Haven Limited. As of December 31, 2009 and June 30, 2010, the principal amount outstanding under the SemLogistics Term Loan Facility was £25 million and £23 million, respectively. The loan made under the SemLogistics Term Loan Facility is due in full as of the maturity date November 30, 2013.

The loan made under the SemLogistics Term Loan Facility bears interest based on LIBOR plus either (a) 6.00% if net debt to EBITDA is greater than or equal to 1X or (b) 5.50% if net debt to EBITDA is less than 1X. Interest payments are made quarterly.

As of December 31, 2009 and June 30, 2010, the interest rate applicable to the loan made under the SemLogistics Term Loan Facility was 6.5% and 6.23%, respectively.

SemLogistics is required to make quarterly principal payments of £1 million. Beginning December 31, 2010, and each year thereafter, additional principal payments will be made based on excess cash flows as defined in the agreement.

The SemLogistics Term Loan Facility contains customary covenants, which, among other things, restrict our ability to incur additional indebtedness, subject to certain exceptions, create liens on assets, make investments, restricted payments, loans or advances, dispose of assets, change the nature of business and issue dividends.

The SemLogistics Term Loan Facility requires the following financial ratios to be maintained on a quarterly basis:

Financial Year	Minimum Interest Coverage Ratio	Maximum Total Leverage Ratio	Minimum Net Worth	Accumulated Maximum Capex	Annual Maximum Capex
December 31, 2009 and thereafter	4.0	2.5	£50 million	£21 million
Fourth quarter 2009					£3.1 million
2010					£9.1 million
2011					£9.4 million
2012					£4.3 million
2013					£1.4 million

The computation of these ratios is governed by the specific terms of the SemLogistics Term Loan Facility and may not be comparable to other similarly titled measures computed for other purposes or by other companies. Minimum interest coverage ratio is the ratio of SemLogistics’ EBITDA to interest expense. Maximum total leverage ratio is the ratio of SemLogistics’ debt less cash to EBITDA. Minimum net worth is assets less liabilities and goodwill or other intangibles.

The SemLogistics Term Loan Facility contains customary events of default. The events of default include the failure to pay interest and principal when due, including fees and any other amounts owed under the SemLogistics Term Loan Facility, a breach of any representation or warranty contained in the SemLogistics Term Loan Facility, a breach of certain covenants under the

SemLogistics Term Loan Facility, any default under any of the documents entered into in connection with the SemLogistics Term Loan Facility, bankruptcy, judgments and attachments, default events relating to employee benefit plans, the guarantees, or collateral documents or the SemLogistics Term Loan Facility failing to be in full force and effect or being declared null and void. In addition, cross acceleration will occur if we do not pay any other debt facility.

SemMexico Revolving Credit Facilities

During January 2010, SemMexico entered into a revolving credit agreement. This facility allows SemMexico to borrow up to 70 million Mexican pesos (approximately U.S. $5.5 million at the June 30, 2010 exchange rate) at any time during the term of the facility, which matures in January 2011. Borrowings are unsecured and bear interest at the bank prime rate in Mexico plus 1.7%. The bank prime rate in Mexico was 4.9% at December 31, 2009 and 4.955% at June 30, 2010.

During June 2010, SemMexico entered into a second revolving credit agreement. This facility allows SemMexico to borrow up to 80 million Mexican pesos (approximately U.S. $6.2 million at the June 30, 2010 exchange rate) at any time during the term of the facility, which matures in June 2013. Borrowings are unsecured and bear interest at the bank prime rate in Mexico plus 1.5%. At June 30, 2010, the bank prime rate in Mexico was 4.955%.

Long-Term Debt Prior to Emergence Date

Prior to the filing of the Bankruptcy petitions, we were a borrower on several credit agreements. Substantially all of our assets were pledged as collateral under those credit agreements. The filing of the Bankruptcy petitions and related events caused events of default under all of the credit agreements. In addition, the examiner appointed by the U.S. Bankruptcy Court alleged that certain of our commodity trading practices prior to the filing of the Bankruptcy petitions may have violated certain covenants under the credit agreements by (a) incorrectly categorizing our commodities trading positions in mark to market and position reports submitted to our lenders, (b) falsely claiming in these reports that our personnel had operated within the guidelines of our risk management policy, (c) submitting data in these reports which did not match our internal data, and (d) submitting at least one false borrowing base report.

Upon emergence, we changed our business focus to the efficient operation, management (including the management of associated commodity price risks) and development of our assets, and have eliminated commodity trading as a business segment. Since emergence, we have implemented new governance procedures, processes, and controls, such as our Comprehensive Risk Management Policy which provides a set of limits for specified activities related to the purchase and sale of physical commodities, the purchase and sale of derivatives and capital transactions involving market, credit and other risks. These limits include maximum net open position limits by risk type (price, grade basis, location basis and time basis) and stop loss limits. Our Comprehensive Risk Management Policy also specifies the types of transactions that may be executed by incumbents of specified positions without specific approval of our Board of Directors or our Risk Management Committee. The Comprehensive Risk Management Policy provides for restrictive limitations on: (1) the writing (selling) of options and (2) engaging in proprietary trading activities. Modifications to the Comprehensive Risk Management Policy require the approval of the Risk Management Committee and the Board of Directors, as well as the lenders under the Credit Facility.

The limitations on the types of transactions, amount of these transactions, open positions permitted to be maintained and stop loss limits are designed to mitigate the risk of incurring material losses, including those that would result in a violation of financial covenant provisions of our credit agreements. While no set of controls can ensure compliance with the credit agreement covenants, we believe that these limitations materially mitigate the risk of financial covenant non-compliance due to the purchase and sale of physical commodities and derivatives related thereto. See “Business—Risk Governance and Comprehensive Risk Management Policy” on page 19 for more information on our current processes and controls to prevent risks associated with our commodity trading activity.

During 2008, while under bankruptcy protection, we obtained a debtor-in-possession credit facility to fund working capital and reorganization costs. We repaid the full balance of the debtor-in-possession facility November 30, 2009, which is the day we emerged from the Bankruptcy.

All of the long-term debt on the balance sheet at December 31, 2008, with the exception of certain capital leases, was repaid, refinanced or extinguished as part of our emergence from the Bankruptcy. All capitalized costs related to this debt were expensed upon extinguishment of the debt.

Our primary sources of liquidity are cash flows generated from our operating activities and borrowing capacity under our Credit Facility. Our primary liquidity requirements are working capital, debt service, contractual obligations and capital expenditures. We expect to have adequate liquidity to fund our liquidity requirements over the foreseeable future from cash flows generated from operating activities and available borrowing capacity under our Credit Facility.

The following table summarizes our changes in cash for the periods presented:

	Successor		Predecessor
(U.S. $ in thousands)	Six Months Ended June 30, 2010	One Month Ended December 31, 2009	Six Months Ended June 30, 2009	Eleven Months Ended November 30, 2009	Year Ended December 31, 2008	Year Ended December 31, 2007
Statement of cash flows data:
Cash flows provided by (used for):
Operating activities	$120,613	$(3,193)	$153,224	$(549,452)	$48,494	$(674,869)
Investing activities	(12,683)	(7,968)	(41,871)	5,017	(438,182)	(428,115)
Financing activities	(67,409)	(13,978)	15,926	6,339	991,997	1,060,978

Subtotal	40,521	(25,139)	127,279	(538,096)	602,309	(42,006)
Effect of exchange rate on cash and cash equivalents	53	(642)	5,614	444	(30,284)	(3,443)

Change in cash and cash equivalents	$40,574	$(25,781)	$132,893	$(537,652)	$572,025	$(45,449)

Operating Activities

For the six months ended June 2010, we had positive cash flows from operations of $120.6 million. A net loss of $111.8 million included non-cash expenses of $125.5 million. The primary non-cash expense was $91.4 million which related primarily to the impairment of goodwill and intangible assets in Canada. Changes in assets and liabilities increased operating cash flows by $106.9 million. The changes in assets and liabilities include a decrease in restricted cash of $138.0 million and a decrease in inventory of $61.1 million, partially offset by a decrease in payables to pre-petition creditors of $180.8 million. The other elements in the changes in assets and liabilities net to positive $88.6 million.

The decrease in restricted cash of $138.0 million primarily reflects payments to pre-petition creditors. This is offset by the $180.8 million decrease in payables to pre-petition creditors as a result of payments to those creditors. The $61.1 million decrease in inventory is related primarily to the sale of NGLs during the winter months.

For the six months ended June 2009, we had positive cash flows from operations of $153.2 million. A net loss of $119.3 million was partially offset by non-cash expenses of $49.0 million. The primary non-cash expense was $14.9 million of reorganization items. Changes in assets and liabilities further offset the loss by $223.5 million. The primary element in the changes in assets and liabilities was a decrease in accounts receivable of $265.5 million. The other elements in the changes in assets and liabilities net to negative $42.0 million.

In the month of December 2009, we had negative cash flows from operations of $3.2 million. A net loss of $37.9 million was partially offset by non-cash adjustments of $34.5 million. The most significant non-cash expense was $23.1 million which related to the impairment of a Canadian gas plant. Changes in assets and liabilities further offset the loss by $0.2 million. The most significant elements in the changes in assets and liabilities include a decrease in other current assets of $31.8 million, an increase in restricted cash of $36.9 million and a decrease in payables to pre-petition creditors of $26.8 million. The remaining elements in the changes in assets and liabilities net to positive $32.1 million.

The decrease in other current assets of $31.8 million occurred as prepaid deposits were returned to the Company by various vendors. The increase in restricted cash of $36.9 million (restricted for settlement of pre-petition claims) reflects collections of accounts receivable related to discontinued operations as well as recoveries of prepaid deposits. The decrease in payables to pre-petition creditors is a result of payments to those creditors.

For the eleven months ended November 2009, we had negative cash flows from operations of $549.5 million. Net income of $3,394.1 million was offset by non-cash adjustments of $4,173.4 million, $4,266.6 million of which related to plan of reorganization effects and fresh-start reporting and other positive non-cash adjustments netting to $93.2 million. Changes in assets and liabilities reduced that offset by $230.0 million, including a decrease in accounts receivable of $318.7 million, a decrease in accounts payable and accrued liabilities of $106.4 million and a decrease in inventory of $34.8 million. The remaining elements in the changes in assets and liabilities net to positive $17.7 million.

        The decrease in accounts receivable of $318.7 million reflects the resolution of many disputes with customers who contested the receivables as a result of the Bankruptcy. Ultimately these receivables were collected, settled or written off.

The decrease of $106.4 million in accounts payable and accrued liabilities also reflects the resolution of certain disputes with customers. As part of the resolution of these disputes, certain of our accounts payable were netted against our receivables from these customers.

The decrease in inventory of $34.8 million primarily reflects a $69 million decrease at SemMaterials (a discontinued operation); a $10 million decrease at SemFuel (a discontinued operation); offset by a $41 million increase at SemStream.

Investing Activities

For the six months ended June 2010, we had net outflows of $12.7 million, primarily as a result of $20.8 million in capital expenditures, partially offset by $7.0 million of proceeds from the surrender of life insurance policies.

For the six months ended June 2009, we had net outflows of $41.9 million, primarily as a result of $49.7 million in capital expenditures, offset in part by $8.7 million received from the sale of assets.

In the month of December 2009, we had net outflows of $8.0 million, primarily as a result of $7.7 million in capital expenditures.

For the eleven months ended November 2009, we had net inflows of $5.0 million, primarily as a result of $75.5 million in proceeds from sales of assets of discontinued operations and the cash effect of reconsolidating our Canadian subsidiaries, offset in part by capital expenditures of $90.4 million. These capital expenditures relate primarily to storage tanks at Cushing and the White Cliffs Pipeline.

Financing Activities

For the six months ended June 2010, we had net outflows of $67.4 million, primarily as a result of $77.9 million principal payments on debt offset in part by $11.7 million in borrowings.

For the six months ended June 2009, we had positive cash flows of $15.9 million, primarily as a result of $23.0 million in borrowings offset by $7.1 million principal payments of debt.

In the month of December 2009, we had net outflows of $14 million as a result of principal payments on debt.

For the eleven months ended November 2009, we had net inflows of $6.3 million, primarily as a result of net borrowings of $12.7 million offset in part by $6.2 million in payment of debt issuance costs.

Off-Balance Sheet Arrangements

We do not use any off-balance sheet arrangements to enhance our liquidity and capital resources, or for any other purpose.

Capital Expenditures

The budget for capital expenditures in 2010 is $62 million, including $33 million for strategic projects, $22 million for maintenance projects and $7 million for environmental and regulatory projects.

Commitments

Contractual Obligations

In the ordinary course of business we enter into various contractual obligations for varying terms and amounts. The following table includes our non-cancelable contractual obligations as of December 31, 2009, and our best estimate of the period in which the obligation will be settled (in U.S. $ thousands):

	2010		2011	2012	2013	2014	Thereafter
Long-term debt (1)	$20,371		$20,371	$80,959	$34,706	$63,087	$300,000
Interest (1)	69,417		65,467	61,633	34,425	29,334	52,129
Capital leases	367		19	18	18	18	37
Operating leases	11,410		6,349	3,716	2,664	2,493	10,876
Purchase commitments	119,400		0	0	0	0	0
Payables to pre-petition creditors	285,700	(2)	0	0	0	0	0

Total	$506,665		$92,206	$146,326	$71,813	$94,932	$363,042

(1)	Assumes interest rates, fee rates and letters of credit and loans outstanding are as of December 31, 2009, and remain constant thereafter until maturity except for required principal payments.
(2)	Of this amount, $229.1 million is held in a cash account which is restricted for this purpose. The remaining $56.6 million is associated with certain accounts receivable, inventory, prepaid assets and assets of discontinued operations. Proceeds received from the sale of such inventory, the collection of such receivables, and the recovery of such prepaid assets will be remitted to pre-petition creditors.

In addition to the items in the table above, we have entered into various operational commitments and agreements related to pipeline operations and to the marketing, transportation, terminalling and storage of petroleum products. We have also entered into two agreements under which we are obligated to purchase all of the propane produced by a third-party refinery at a price that floats based on market rates. During 2009, we purchased $20.7 million of propane under these agreements. We also have agreements to purchase all of the natural gas produced by certain third-party leaseholds at prices that float based on market rates. During 2009, we purchased $42.2 million of natural gas under these agreements. We have also entered into certain petroleum products derivative instruments, which have a net fair value of $21.1 million (loss position) at December 31, 2009.

We have the right under the Term Loan Facility to defer certain interest payments. We elected to defer the interest payment that was due on June 30, 2010 for interest incurred during the seven-month period then ended. Because of this deferral, interest was charged at 11% during this period, instead of at 9%. We recorded an additional $3.5 million of interest expense in June 2010 to reflect the change in the interest rate upon making the decision to defer the interest payment.

Letters of Credit

In connection with our purchasing activities, we provide certain suppliers and transporters with irrevocable standby letters of credit to secure our obligation for the purchase of petroleum products. Our liabilities, with respect to these purchase obligations, are recorded as accounts payable on our balance sheet in the month the petroleum products are purchased. Generally, these letters of credit are issued for 70-day periods (with a maximum of 364-day periods) and are terminated upon completion of each transaction. At December 31, 2009 and June 30, 2010, we had outstanding letters of credit of approximately $117.3 million and $114.1 million, respectively.

Quantitative and Qualitative Disclosures about Market Risks

This discussion on market risks represents an estimate of possible changes in future earnings that would occur assuming hypothetical future movements in commodity prices, interest rates and currency exchange rates. Our views on market risk are not necessarily indicative of actual results that may occur, and do not represent the maximum possible gains and losses that may occur since actual gains and losses will differ from those estimated based on actual fluctuations in interest rates or commodity prices and the timing of transactions.

We are exposed to various market risks, including volatility in (i) petroleum prices, (ii) interest rates and (iii) currency exchange rates. We may utilize from time-to-time various derivative instruments to manage such exposure. Our risk management policies and procedures are designed to monitor physical and financial commodity positions and the resulting outright commodity price risk as well as basis risk resulting from differences in commodity grades, purchase and sales locations and purchase and sale timing. We have a risk management function that has responsibility and authority for our Comprehensive Risk Management Policy, our commodity trading controls and procedure and certain aspects of enterprise-wide corporate risk management. Our finance and treasury function has responsibility and authority for managing exposure to interest rates and currency exchange rates. To manage the risks discussed above, we engage in price risk management activities. The following discussion addresses each category of risk. See “Business— Risk Governance and Comprehensive Risk Management Policy” on page 19 for more information on our Comprehensive Risk Management Policy.

Commodity Price Risk

Commodity prices have historically been volatile and cyclical. For example, NYMEX West Texas Intermediate benchmark prices have ranged from an all-time high of over $145 per barrel (June/July 2008) to a low of approximately $12 per barrel (March 1986) over the last 24 years.

The table below outlines the range of NYMEX prompt month daily settle prices for crude oil and natural gas futures, and the range of daily propane spot prices provided by an independent, third-party broker for the three and six months ended June 30, 2010 and for the years ended December 31, 2009, 2008, and 2007.

		Three Months Ended June 30, 2010		Six Months Ended June 30, 2010		2009		2008		2007		Annual High/Low Differential
Commodity	Unit	High	Low	High	Low	High	Low	High	Low	High	Low	2009	2008	2007
Light Sweet Crude Oil Futures	Barrel	$86.84	$68.01	$86.84	$68.01	$81.37	$33.98	$145.29	$33.87	$98.18	$50.48	$47.39	$111.42	$47.70
Mont Belvieu (Non-LDH) Spot Propane	Gallon	$1.16	$0.98	$1.43	$0.98	$1.31	$0.60	$1.98	$0.54	$1.60	$0.85	$0.71	$1.45	$0.75
Henry Hub Natural Gas Futures	MMBtu	$5.19	$3.91	$6.01	$3.84	$6.07	$2.51	$13.58	$5.29	$8.64	$5.38	$3.56	$8.28	$3.26

Revenue from our asset-based activities is dependent on throughput volume, tariff rates, the level of fees generated from our pipeline systems, capacity leased to third parties, capacity that we use for our own operational or marketing activities and the level of other fees generated at our terminalling and storage facilities. Profit from our marketing activities is dependent on our ability to sell petroleum products at prices in excess of our aggregate cost. Margins may be affected during transitional periods between a backwardated market (when the prices for future deliveries are lower than the current prices) and a contango market (when the prices for future deliveries are higher than the current prices). Our petroleum product marketing activities within each of our segments are generally not directly affected by the absolute level of petroleum product prices, but are affected by overall levels of supply and demand for petroleum products and relative fluctuations in marked-related indices.

Based on our open derivative contracts at June 30, 2010, a 5% increase in the applicable market price or prices for each derivative contract would result in an $2.4 million decrease in our product sales revenues. A 5% decrease in the applicable market price or prices for each derivative contract would result in an $2.4 million increase in our product sales revenues. However, the increases or decreases in product sales revenues we recognize from our open derivative contracts are substantially offset by higher or lower product sales revenues when the physical sale of the product occurs. These contracts may be for the purchase or sale of products or in markets different from the physical markets in which we are attempting to hedge our exposure, or may have timing differences relative to the physical markets. As a result of these factors, our hedges may not eliminate all price risks.

Margin deposits or other credit support, including letters of credit, are generally required on derivative instruments utilized to manage our price exposure. As commodity prices increase or decrease, the fair value of our derivative instruments changes, thereby increasing or decreasing our margin deposit or other credit support requirements. Although a component of our risk-management strategy is intended to manage the margin and other credit support requirements on our derivative instruments, volatile spot and forward commodity prices, or an expectation of increased commodity price volatility, could increase the cash needed to manage our commodity price exposure and thereby increase our liquidity requirements. This may limit amounts available to us through borrowing, decrease the volume of petroleum products we purchase and sell or limit our commodity price management activities.

Interest Rate Risk

We utilize both fixed and variable rate debt and are exposed to market risk due to the floating interest rates on our credit facilities. Therefore, from time-to-time we may utilize interest rate derivatives to manage interest obligations on specific debt issuances. Our variable rate debt bears interest at LIBOR or prime, subject to certain floors, plus the applicable margin. At June 30, 2010, an increase in these base rates of 1%, above the base rate floors, would increase our interest expense by $1.5 million per year. The average interest rates presented below are based upon rates in effect at December 31, 2009 and June 30, 2010. The carrying value of the variable rate instruments in our credit facilities approximate fair value primarily because our rates fluctuate with prevailing market rates.

The following table summarizes our debt obligations at:

Liabilities	December 31, 2009	June 30, 2010
Short-term debt - variable rate	$20.4 million	$20.0 million
Average interest rate	8.01%	7.24%
Long-term debt - variable rate	$196.8 million	$128.8 million
Average interest rate	8.26%	7.37%
Long-term debt - fixed rate	$300.0 million	$319.2 million
Fixed interest rate	9.00%	9.00%

Currency Exchange Risk

The cash flows relating to our U.K., Canada and Mexico operations are based on the U.S. dollar equivalent of such amounts measured in British pounds, Canadian dollars and Mexican pesos. Assets and liabilities of our U.K., Canadian and Mexican subsidiaries are translated to U.S. dollars using the applicable exchange rate as of the end of a reporting period. Revenue, expenses and cash flows are translated using the average exchange rate during the reporting period.

Critical Accounting Policies and Estimates

Management’s Discussion and Analysis of Financial Condition and Results of Operation contained in this registration statement are based upon our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the U.S. The preparation of these financial statements and related disclosures requires the application of appropriate technical accounting rules and guidance, as well as the use of estimates and judgments that affect the reported amount of assets, liabilities, revenue, expenses and related disclosures of contingent assets and liabilities. The application of these policies involves judgments regarding future events, including the likelihood of success of particular projects and legal and regulatory challenges. These judgments, in and of themselves, could materially affect the financial statements and disclosures based on varying assumptions, which may be appropriate to use. In addition, the financial and operating environment may also have a significant effect, not only on the operation of the business, but on the results reported through the application of accounting measures used in preparing the financial statements and related disclosures, even if the nature of the accounting policies have not changed.

On an on-going basis, we evaluate these estimates using historical experience, consultation with experts and other methods we consider reasonable. Actual results may differ substantially from our estimates. Any effects on our business, financial position or results of operations resulting from revisions to these estimates are recorded in the period in which the facts that give rise to the revision become known.

Our significant accounting policies are summarized in Note 3 of our consolidated financial statements beginning on page F-1 of this registration statement. We identify our critical accounting policies as those that are the most pervasive and important to the portrayal of the Company’s financial position and results of operations, and that require the most difficult, subjective and complex judgments by management regarding estimates about matters that are inherently uncertain.

Accounting Policy	Judgment/Uncertainty Affecting Application
Fresh Start Reporting and Reorganization Value	Determination of reorganization value Allocation of the reorganization value to our assets based on their fair values

Derivative Instruments

Assumptions used in valuation techniques

Market maturity and economic conditions

Contract interpretation

Market conditions in the energy industry, especially the effects of price volatility on contractual commitments

Income Taxes and Valuation Allowance for Deferred Tax Assets

Ability to withstand legal challenges of tax authority decisions or appeals

Anticipated future decisions of tax authorities

Application of tax statutes and regulations to transactions

Ability to use tax benefits through carry backs to prior periods and carry forwards to future periods

Impairment of Long Lived Assets	Recoverability of investment through future operations Regulatory and political environments and requirements Estimated useful lives of assets

Accounting Policy	Judgment/Uncertainty Affecting Application
Environmental obligations and operational limitations Estimates of future cash flows Estimates of fair value Judgment about triggering events

Goodwill and Other Intangible Assets	Estimated useful lives for finite lived intangible assets Judgment about impairment triggering events Identification of reporting units Estimates of reporting unit’s fair value

Contingencies	Estimated financial impact of event Judgment about the likelihood of event occurring Regulatory and political environments and requirements

Fresh-Start Reporting and Reorganization Value

As part of our emergence from the Bankruptcy on November 30, 2009, we implemented fresh-start reporting in accordance with ASC 852, “Reorganizations.” Accordingly, our assets, liabilities and equity were adjusted to fair value. Our consolidated financial statements for periods subsequent to November 30, 2009, reflect a new basis of accounting and are not comparable to our historical consolidated financial statements for periods prior to November 30, 2009.

Under fresh-start reporting, a reorganization value is determined and allocated to our net assets based on their relative fair values in a manner similar to the accounting provisions applied to business combinations under ASC 805, “Business Combinations.” Adjustments necessary to state our balance sheet accounts at fair value were made based on the work of management, financial consultants and independent appraisals. The estimates and assumptions used to derive the reorganization value and the allocation of that value to assets is inherently subject to significant business, economic and competitive uncertainties and contingencies, many of which are beyond our control. Modification to these assumptions could have significantly changed the reorganization value and the resultant fair values of our assets.

Derivative Instruments

We follow the guidance of ASC 815, “Derivatives and Hedging,” to account for derivative instruments. ASC 815 requires us to mark-to-market all derivative instruments on the balance sheet, and recognize changes in the fair value of non-hedge derivative instruments immediately in earnings. In certain cases, we may apply hedge accounting to our derivative instruments. The criteria used to determine if hedge accounting treatment is appropriate are: (i) the designation of the hedge to an underlying exposure; (ii) whether the overall risk is being reduced; and (iii) if there is a correlation between the fair value of the derivative instrument and the underlying hedged item. Changes in the fair value of derivative instruments accounted for as hedges are either recognized in earnings as an offset to the changes in the fair value of the related hedged item, or deferred and recorded as a component of other comprehensive income and subsequently recognized in earnings when the hedged transactions occur.

Certain derivative instruments that meet the criteria for derivative accounting treatment also qualify for a scope exception to derivative accounting, as they are considered to be a normal purchase normal sale (“NPNS”). The availability of this exception is based on the assumption that the Company has the ability, and it is probable, to deliver or take delivery of the underlying item. These assumptions are based on internal forecasts of sales and historical physical delivery on contracts. Derivatives that are considered to be NPNS are exempt from derivative accounting treatment and are accounted for under accrual accounting. If it is determined that a transaction designated as NPNS no longer meets the scope exception due to changes in estimates, the related contract would be recorded on the balance sheet at fair value combined with immediate recognition through earnings.

Income Taxes and Valuation Allowance for Deferred Tax Assets

As of December 31, 2009, we had a valuation allowance of $107.5 million which fully offset our deferred tax assets. Foreign tax credits of $98.4 million are the primary deferred tax asset. In assessing the recoverability of our deferred tax assets, we consider whether it is more likely than not that some portion of all of the deferred tax assets will be realized. The ultimate realization of deferred tax assets is dependent upon projected earnings and available tax planning strategies.

Considerable judgment is required to determine the tax treatment of a particular item that involves interpretations of complex tax laws. We are subject to examination by taxing authorities for income tax returns filed in the U.S. federal jurisdiction and various state and foreign jurisdictions including Canada, Mexico and the United Kingdom.

Evaluation of Assets for Impairment and Other Than Temporary Decline in Value

In accordance with ASC 360, “Property, Plant and Equipment,” we evaluate property, plant and equipment and certain intangible assets for impairment whenever indicators of impairment exist. Examples of such indicators are:

•	significant decrease in the market price of a long-lived asset;

•	significant adverse change in the manner an asset is used or its physical condition;

•	adverse business climate;

•	accumulation of costs significantly in excess of the amount originally expected for the construction or acquisition of an asset;

•	current period loss combined with a history of losses or the projection of future losses; and

•

change in our intent about an asset from an intent to hold such asset through the end of its estimated useful life to a greater than fifty percent likelihood that such asset will be disposed of before then.

Recoverability of assets to be held and used is measured by comparison of the carrying amount of the assets to the future net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount exceeds the fair value of the assets. Generally, fair value will be determined using valuation techniques such as the present value of expected future cash flows. However, actual future market prices and costs could vary from the assumptions used in our estimates and the impact of such variations could be material.

Goodwill and Other Intangible Assets

We apply ASC 805, “Business Combinations,” and ASC 350, “Intangibles – Goodwill and Other,” to account for goodwill and intangible assets. In accordance with these standards, we amortize all finite lived intangible assets over their respective estimated weighted average useful lives, while goodwill has an indefinite life and is not amortized. However, goodwill and all intangible assets not subject to amortization are tested for impairment at least annually, or more frequently whenever an event or change in circumstances occurs that would more likely than not reduce the fair value of a reporting unit below its carrying amount. We test for impairment at the reporting unit level. If it is determined that the fair value of a reporting unit is below its carrying amount, our goodwill or intangible assets with indefinite lives will be impaired at that time.

Contingencies

We record a loss contingency when management determines that it is probable that a liability has been incurred and the amount of the loss can be reasonably estimated. Such determinations are subject to interpretations of current facts and circumstances, forecasts of future events and estimates of the financial impacts of such events. Gain contingencies are not recorded.

Recent Accounting Pronouncements

We adopted ASC 810-10-65, “Consolidation,” which requires noncontrolling interests to be presented within equity in the consolidated balance sheets, and requires income or losses attributable to noncontrolling interests to be reported within net income (loss) in our consolidated statements of operations. The presentation and disclosure provisions of ASC 810-10-65 must be applied retrospectively. We have revised the presentation of our historical balance sheet, statements of operations and comprehensive income (loss), and statements of changes in owners’ equity (deficit) to reflect the provisions of this new standard.

We adopted ASC 740, “Income Taxes,” on January 1, 2009. ASC 740 requires us to monitor uncertain tax positions and recognize tax benefits only when management believes the relevant tax positions would more likely than not be sustained upon examination. The adoption of this pronouncement did not have a material impact on our consolidated results of operations, cash flows or financial position.

We adopted ASC 825, “Financial Instruments,” on January 1, 2008. ASC 825 allows entities to choose, at specified election dates, to measure certain eligible financial assets and liabilities at fair value. We did not elect to measure at fair value any assets and liabilities that had not previously been measured at fair value. As a result, the adoption of ASC 825 did not have an impact on our consolidated financial position, results of operations or cash flows.

Item 4.	Security Ownership of Certain Beneficial Owners and Management

Except as otherwise indicated, we believe that the beneficial owners of the common stock listed in the tables below, based on information furnished by such owners, have sole investment and voting power with respect to such shares.

Principal Stockholders

The following table contains information regarding the only persons we know of that beneficially own more than 5% of our outstanding shares of Class A Common Stock or Class B Common Stock as of July 31, 2010 (except as noted below). Holders of more than 5% of our common stock have not been required to file ownership reports with the SEC. Percentage of class amounts are based on 40,691,489 shares of our Class A Common Stock and 658,549 shares of our Class B Common Stock outstanding as of July 31, 2010, except where the person has the right to acquire shares within 60 days of July 31, 2010, which increases the number of shares owned by such person and the number of shares outstanding for purposes of determining that person’s percentage of ownership.

Name and Address	Number of Shares of Class A Common Stock	Percentage of Outstanding Class A Common Stock	Number of Shares of Class B Common Stock		Percentage of Outstanding Class B Common Stock	Percentage of All Outstanding Voting Stock
Fortis Capital Corp. 520 Madison Ave. New York, NY 10022	3,113,443	7.65%	—		—	7.53%
Bayerische Landesbank 560 Lexington Ave. New York, NY 10022	—	—	269,276		40.9%	*
Sankaty Advisors LLC 111 Huntington Ave. Boston, MA 02199	—	—	293,910	(1)	42.1%	*

*	Less than one percent.
(1)	Based on information provided to us as of May 21, 2010, the number of shares includes 40,347 shares which may be acquired upon the exercise of outstanding warrants. Sankaty Advisors LLC acts as the collateral manager with respect to owners of an aggregate of 247,790 shares (including 31,305 shares which may be acquired upon the exercise of outstanding warrants) and Sankaty High Yield Partners II, LP is the owner of 46,120 shares (including 9,042 shares which may be acquired upon the exercise of outstanding warrants). Jonathan S. Lavine is the managing member of Sankaty Advisors LLC and the managing member of the managing member of the general partner of Sankaty High Yield Partners II, LP. Mr. Lavine disclaims beneficial ownership of such shares except to the extent of his pecuniary interest therein.

Stock Ownership of Directors and Executive Officers

The following table sets forth the beneficial ownership of our Class A Common Stock as of July 31, 2010, by

•	each of our current directors,

•	each of the “named executive officers” who are listed in the “Summary Compensation Table for 2009” under “Item 6. Executive Compensation” of this registration statement, and

•	all of our current directors and executive officers as a group.

Name of Owner or Identity of Group	Shares of Class A Common Stock Beneficially Owned	Unvested Shares of Restricted Class A Common Stock(1)	Percentage of Class
Ronald A. Ballschmiede	—	13,334	*
Sarah M. Barpoulis	—	10,811	*
John F. Chlebowski	—	16,217	*
Stanley C. Horton	—	11,892	*
Karl F. Kurz	—	11,892	*
Thomas R. McDaniel	—	10,811	*
Norman J. Szydlowski	—	94,800	*
Robert N. Fitzgerald	—	23,100	*
David B. Gorte	—	9,200	*
Terrence Ronan	—	—	—
All executive officers and directors as a group (11 people)	—	231,357	*

*	Less than one percent.
(1)	Represents unvested shares of restricted Class A Common Stock granted under our Equity Incentive Plan. The individuals have neither voting power nor dispositive power with respect to these shares.

Item 5.	Directors and Executive Officers

Directors and Executive Officers

In accordance with our amended and restated certificate of incorporation, our directors serve for an initial term expiring on the next annual meeting of stockholders following the one-year anniversary of the effective date of our plan of reorganization of November 30, 2009. Commencing with the annual meeting of stockholders in 2011, directors will be elected for a one-year term to serve until the next annual meeting of stockholders and until their successors are duly elected and qualified. Our executive officers are elected annually by, and serve at the discretion of, our Board of Directors.

Set forth below is information concerning our directors and executive officers, which includes a summary of each director’s experience, qualifications, attributes and skills that have led to the conclusion that such individual should serve as a director in light of our current business and structure.

Name	Age	Position
Norman J. Szydlowski	59	President and Chief Executive Officer and Director
Robert N. Fitzgerald	51	Senior Vice President and Chief Financial Officer
David B.Gorte	56	Chief Risk Officer
Candice L. Cheeseman	54	General Counsel and Secretary
Timothy O’Sullivan	54	Vice President, Corporate Planning and Strategic Initiatives
John F. Chlebowski	65	Director and Chairman of the Board of Directors
Ronald A. Ballschmiede	54	Director
Sarah M. Barpoulis	45	Director
Stanley C. Horton	60	Director
Karl F. Kurz	49	Director
Thomas R. McDaniel	61	Director

Norman J. Szydlowski has served as a director and as President and Chief Executive Officer of SemGroup since November 2009. From January 2006 until January 2009, Mr. Szydlowski served as president and chief executive officer of Colonial Pipeline Company, an interstate common carrier of petroleum products. From 2004 to 2005, he served as a senior consultant to the Iraqi Ministry of Oil in Baghdad on behalf of the U.S. Department of Defense, where he led an advisory team in the rehabilitation, infrastructure security and development of future strategy of the Iraqi oil sector. From 2002 until 2004, he served as vice president of refining for Chevron Corporation (formerly ChevronTexaco), one of the world’s largest integrated energy companies. Mr. Szydlowski joined Chevron in 1981 and served in various capacities of increasing responsibility in sales, planning, supply chain management, refining and plant operations, transportation and construction engineering. Mr. Szydlowski graduated from Indiana University in Bloomington with a master’s degree in business administration. He also holds a bachelor of science degree in mechanical engineering from Kettering University.

As the current President and Chief Executive Officer of SemGroup, Mr. Szydlowski provides a management representative on the Board with knowledge of the day-to-day operations of SemGroup obtained as a result of his role. Thus, he can facilitate the Board’s access to timely and relevant information and its oversight of management’s strategy, planning and performance. In addition, Mr. Szydlowski brings to the Board considerable management and leadership experience, most recently as president and chief executive officer of Colonial Pipeline Company, and extensive knowledge of the energy industry and of our business gained during his 29-year career in the energy business.

Robert N. Fitzgerald joined SemGroup in November 2009 and serves as Senior Vice President and Chief Financial Officer. Prior to joining SemGroup, Mr. Fitzgerald served as chief financial officer from February 2008 to November 2009 of Windsor Energy Group, a private independent oil and gas exploration and development company. He has also served from December 2006 until February 2008 as executive vice president of LinkAmerica Corp. and from January 2003 until December 2006 as chief operating officer and chief financial officer of Arrow Trucking Company, both commodity transportation companies. From January 2000 until January 2003, he served as vice president, finance of Williams Communications Group, a global communication company. Prior to that, Mr. Fitzgerald was with BP Amoco and Amoco Corporation for 20 years, working in various financial and operations positions in Tulsa, Oklahoma; Houston, Texas; Denver, Colorado; and Chicago, Illinois. Mr. Fitzgerald received a master’s degree in business administration from the University of Tulsa and a bachelor of business administration degree from Western Illinois University. He is currently a member of the American Institute of Certified Public Accountants, the Institute of Management Accountants and the Institute of Internal Auditors. He is a certified public accountant.

David B. Gorte joined SemGroup in November 2009 and serves as Chief Risk Officer. Prior to joining SemGroup, Mr. Gorte served as senior advisor for The Claro Group, a private financial and management consulting firm, from February 2009 to November 2009. Mr. Gorte served as senior vice president and chief risk officer of Cheniere Energy, Inc., a liquefied natural gas development company, from August 2006 to May 2008. From March 2002 to January 2005, he served as managing director and chief risk officer of the Enron Corporation bankruptcy estate and, from June 1999 to March 2002, as vice president and chief underwriter of Enron Corporation. Enron Corporation filed for relief under Chapter 11 of the U.S. Bankruptcy Code in December 2001 in the U.S. Bankruptcy Court for the Southern District of New York and emerged from bankruptcy in November 2004 pursuant to its court-approved plan of reorganization. Prior to Enron, he held a variety of risk management and financing origination, structuring and syndication positions at Citigroup, Bankers Trust (now Deutsche Bank) and Bank of America. Mr. Gorte has 28 years of risk management and finance experience related to the energy industry. Mr. Gorte has a master’s degree in business administration from Columbia University. He also holds a master’s degree in professional accounting from the University of Texas and a bachelor of arts degree from Carleton College.

Candice L. Cheeseman joined SemGroup in February 2010 and serves as General Counsel and Secretary. Prior to joining our company, Ms. Cheeseman served as general counsel of Global Power Equipment Group Inc., a comprehensive provider of power generation equipment and maintenance services for energy customers, since May 2004. In September 2006, Global Power Equipment Group Inc. and its domestic subsidiaries filed voluntary petitions for relief under Chapter 11 of the U.S. Bankruptcy Code in the U.S. Bankruptcy Court for the District of Delaware. Global Power Equipment Group and its subsidiaries emerged from bankruptcy protection in January 2008. Prior to Global Power, she was employed by WilTel Communications Group, an internet, data, voice and video service provider, where she served in a variety of capacities, including general counsel and secretary, commencing in November 2002. Ms. Cheeseman has been a practicing attorney for two decades serving in various capacities for Williams Communications, Marriott International and law firms in the Washington D.C. area. Ms. Cheeseman received her juris doctorate degree from the University of Tulsa College of Law. She also holds a bachelor of arts degree from the University of Delaware.

Timothy O’Sullivan serves as Vice President, Corporate Planning and Strategic Initiatives of SemGroup, a position he has held since April 2010. From February 2005 until April 2010, he served as President and Chief Operating Officer of SemGas. From 2001 until joining our company, Mr. O’Sullivan worked for Williams Power Company where he was director of global gas and power origination. He was previously employed with Koch Industries, Inc. for 19 years where he served in various capacities in its natural gas division, including business development, marketing and trading, and executive management. Mr. O’Sullivan began his career as a staff accountant for Main Hurdman. Mr. O’Sullivan graduated from Wichita State University with a bachelor’s degree in accounting. He also is a certified public accountant. Mr. O’Sullivan is a member of the board of directors of the Gas Processors Association and serves on its Executive and Finance Committee.

John F. Chlebowski has served as a director and Chairman of the Board of Directors of SemGroup since November 2009, pursuant to the SemGroup plan of reorganization. Mr. Chlebowski served as president and chief executive officer of Lakeshore Operating Partners, LLC, a bulk liquid distribution firm, from March 2000 until his retirement in December 2004. From July 1999 until March 2000, he was a senior executive and co-founder of Lakeshore Liquids Operating Partners, LLC, a private venture firm in the bulk liquid distribution and logistics business, and from January 1998 until July 1999, he was a private investor and consultant in bulk liquid distribution. Prior to that, he was employed from 1994 until 1997 as president and chief executive officer of GATX Terminals Corporation, a subsidiary of GATX Corporation, and, prior to that, as vice president of finance and chief financial officer of GATX Corporation. He has served in the financial and energy segments of W.R. Grace & Co. Mr. Chlebowski is a director of First Midwest Bancorp, Inc., a bank holding company, and NRG Energy, Inc., a Fortune 500 company which owns and operates one of the largest and most diverse power generation portfolios in the United States. He is a former director of Laidlaw International, Inc., Phosphate Resource Partners and SpectraSite, Incorporated. Mr. Chlebowski graduated from Pennsylvania State University with a master’s degree in business administration. He also has a bachelor of science degree from the University of Delaware.

Mr. Chlebowski provides the Board a broad level of experience as a current and former director of a number of public companies and as a result of his executive leadership and financial management positions in diversified businesses, including, relevant to SemGroup’s business, the bulk liquid distribution business. In addition, Mr. Chlebowski has significant experience serving on the audit committee of other boards, including as chairman of the audit committee, and qualifies as an “audit committee financial expert” as defined by the SEC. He holds a Certificate of Director Education from the National Association of Corporate Directors, or NACD. His broad and extensive management and financial experience, leadership skills and corporate governance and related board knowledge allow him to be a valuable contributor to the Board as its Chairman.

Ronald A. Ballschmiede has served as a director of SemGroup since November 2009, pursuant to the SemGroup plan of reorganization. He currently serves as Chairman of the Board’s Audit Committee. Since 2006, Mr. Ballschmiede has served as executive vice president and chief financial officer of Chicago Bridge & Iron Co. N.V. (“CB&I”), a leading engineering, procurement and construction company that focuses on the energy and natural resource industry. Prior to joining CB&I, he had a 29-year career in public accounting, primarily focused on serving public companies in the manufacturing and construction industry. From 2002 until 2006, Mr. Ballschmiede served as a partner with Deloitte & Touche LLP. From 1977 to 2002, he was employed by Arthur Andersen, LLP, becoming a partner in its audit division in 1989. Mr. Ballschmiede graduated from Northern Illinois University with a bachelor of science degree in accounting and is a certified public accountant.

Mr. Ballschmiede provides the Board with extensive accounting and financial expertise gained from his service as executive vice president and chief financial officer of CB&I and his prior experience as a partner of Deloitte & Touche LLP and Arthur Andersen, LLP. His experience and knowledge make him a valuable contributor of financial, accounting and risk management expertise to the Board. Mr. Ballschmiede qualifies as an “audit committee financial expert” as defined by the SEC.

Sarah M. Barpoulis has served as a director of SemGroup since November 2009, pursuant to the SemGroup plan of reorganization. She currently serves on the Audit and Compensation Committees of the Board of Directors. Since 2003, she has provided asset management and advisory services to the merchant energy sector through Interim Energy Solutions, LLC, a company she founded. From 1991 to February 2003, Ms. Barpoulis was employed with PG&E National Energy Group, Inc., now known as National Energy & Gas Transmission, Inc. (“National Energy”), a company that developed, built, owned and operated electric generating and natural gas pipeline facilities and provided energy trading, marketing and risk management services, last serving as senior vice president, commercial operations and trading from 2000. In July 2003, National Energy and certain of its affiliates voluntarily filed for protection under Chapter 11 of the U.S. Bankruptcy Code in the U.S. Bankruptcy Court for the District of Maryland and emerged from bankruptcy in October 2004 to sell its major operating business units pursuant to its court-approved plan of reorganization. Ms. Barpoulis served from 2006 to 2008 as a director of Reliant Energy, Inc., where she served on the risk and financial oversight committee and compensation committee. Ms. Barpoulis has a master’s degree in business administration from the Tuck School of Business at Dartmouth College and a bachelor of science and engineering degree from Princeton University.

Ms. Barpoulis provides the Board with valuable executive-level leadership experience and risk management and business planning expertise obtained from her consulting services provided through Interim Energy Solutions, LLC and her varied roles of increasing responsibility with National Energy. She also has received a Certificate of Director Education from the NACD. Her risk management expertise, background and prior board and work experience allow her to be a valuable contributor to the Board.

Stanley C. Horton has served as a director of SemGroup since November 2009, pursuant to the SemGroup plan of reorganization. He currently serves as Chairman of the Nominating & Governance Committee and on the Compensation Committee of the Board of Directors. Since May 2008, Mr. Horton has served as chief executive officer of Semoran Holdings, LLC, a private company he founded that primarily invests in energy, real estate and water remediation. Mr. Horton has over 35 years of experience in the natural gas and energy industry. From April 2005 until April 2008, he served as president and chief operating officer of Cheniere Energy, Inc., a company engaged primarily in the business of developing, constructing and operating a network of onshore LNG receiving terminals and related natural gas pipelines. From November 2004 to April 2005, Mr. Horton served as president and chief operating officer of Panhandle Energy, an owner and operator of 18,000 miles of interstate pipelines and the Lake Charles LNG receiving terminal. From June 2003 until November 2004, he was president and chief executive officer of CrossCountry Energy, which holds interests in and operates natural gas pipeline businesses. From September 2001 to June 2003, Mr. Horton served as chairman and chief executive officer of Enron Global Services, a subsidiary of Enron Corporation, which managed all of Enron’s North American pipeline line business as well as other domestic and international power and distribution businesses during Enron’s bankruptcy proceedings. From 1997 to September 2001, Mr. Horton was chairman and chief executive officer of Enron Transportation Services, a subsidiary of Enron Corporation, where he had responsibility for all of Enron’s North American interstate natural gas pipeline and transmission line companies. In December 2001, Enron Corporation and various of its affiliates, including Enron Transportation Services, filed for bankruptcy protection under Chapter 11 of the U.S. Bankruptcy Code in the U.S. Bankruptcy Court for the Southern District of New York. Mr. Horton was chairman and chief executive officer of EOTT Energy Corp., the general partner of EOTT Energy Partners, L.P., prior to the bankruptcy reorganization filing of EOTT Energy Partners, L.P. in October 2002 under Chapter 11 of the U.S. Bankruptcy Code in the U.S. Bankruptcy Court for the Southern District of Texas, Corpus Christi Division. He has served as chairman of the board of directors of two public companies listed on the New York Stock Exchange and chairman of the board of directors of three energy industry associations. Mr. Horton graduated from Rollins College with a master of science degree in management and from the University of Central Florida with a bachelor of science degree.

Mr. Horton provides the Board with over 35 years of experience in the natural gas and energy industry, including specific industry experience relevant to SemGroup’s business. He brings substantial operational experience gained from his executive-level leadership history and the perspective of a former chief executive officer. In addition, Mr. Horton has international experience in various energy businesses, including in the U.K., Canada and Mexico, places in which SemGroup conducts business. Mr. Horton also brings an understanding of corporate governance and the role of board of directors and has received a Certificate of Director Education from the NACD. Mr. Horton is qualified to provide invaluable knowledge to the Board, particularly concerning issues affecting SemGroup.

Karl F. Kurz has served as a director of SemGroup since November 2009, pursuant to the SemGroup plan of reorganization. He currently serves as Chairman of the Compensation Committee and on the Nominating & Governance Committee of the Board of Directors. Since September 2009, Mr. Kurz has served as a managing director of CCMP Capital Advisors, LLC, a global private equity firm. From 2000 to March 2009, he was employed with Anadarko Petroleum Corporation, one the largest independent oil and gas exploration and production companies in the world, last serving as chief operating officer from December 2006. Prior to this position, he served Anadarko Petroleum in various capacities, including as senior vice president, North America operations, midstream and marketing, general manager, U.S. onshore, senior vice president, marketing, and vice president, marketing. Prior to joining Anadarko Petroleum, Mr. Kurz previously served as general manager of midstream and marketing for Vastar Resources, Inc. and, prior to that, as manager of crude oil marketing for ARCO Oil & Gas Company. Mr. Kurz graduated with a bachelor of science degree in petroleum engineering from Texas A&M University. He is also a graduate of Harvard University Business School’s advanced management program.

Mr. Kurz provides the Board extensive knowledge of the midstream energy services industry and executive-level leadership experience gained through his services provided to Anadarko Petroleum Corporation, Vastar Resources, Inc. and Arco Oil and Gas Company as described above. This industry knowledge and executive-level leadership experience in relatively complex organizations allow Mr. Kurz to be a valuable contributor to the Board.

Thomas R. McDaniel has served as a director of SemGroup since November 2009, pursuant to the SemGroup plan of reorganization. He currently serves on the Audit Committee and Nominating & Governance Committee of the Board of Directors. McDaniel was executive vice president, chief financial officer and treasurer of Edison International, a generator and distributor of electric power and investor in infrastructure and energy assets, before retiring in July 2008 after 37 years of service. Prior to

January 2005, he was chairman, chief executive officer and president of Edison Mission Energy, Edison International’s power generation subsidiary specializing in the development, acquisition, construction, management and operation of power production facilities. Prior to that, Mr. McDaniel served as president and chief executive officer of Edison Capital, a capital and financial services business subsidiary which invests worldwide in energy and infrastructure projects. Mr. McDaniel serves on the board of directors of SunPower Corporation, a manufacturer of high-performance solar electric systems worldwide for residential, commercial and utility-scale power plant customers. He also currently serves on the board of directors of Cypress Envirosystems, a subsidiary of Cypress Semiconductor Corp., the Senior Care Action Network (SCAN) and SCAN Foundation. Mr. McDaniel graduated from the University of California with a bachelor of science degree.

Mr. McDaniel has extensive operational and financial management experience gained from his roles of increasing responsibility with Edison International, a public company with annual revenue of $14.1 billion in fiscal 2008. In addition, he provides the Board with his experience as a director and audit committee member of a public company. Mr. McDaniel’s operational and financial management experience and his understanding of the role of board of directors allow him to be a valued contributor to the Board. Mr. McDaniel qualifies as an “audit committee financial expert” as defined by the SEC.

Other Key Employees

Set forth below is information concerning other key employees of SemGroup:

Name	Age	Position
Paul F. Largess	59	Vice President, Chief Accounting Officer and Controller
Deborah S. Fleming	54	Vice President and Treasurer
Alisa Perkins	35	Assistant Treasurer
Laura M. Lundquist	52	Vice President, Human Resources
Peter L. Schwiering	66	President, SemCrude
Kevin Clement	52	President, SemStream and President, SemGas
Darren Marine	42	President, SemCAMS
Brent Brown	55	President and Chief Operating Officer, SemCanada Crude
Nigel Passmore	49	Managing Director, SemLogistics Milford Haven

Paul F. Largess serves as Vice President, Chief Accounting Officer and Controller of SemGroup, a position he has held since joining our company in November 2009. From 2007 to 2009, he worked as a consultant and at the University of Tulsa as an adjunct professor of accounting. Mr. Largess retired as controller of CITGO Petroleum Corporation in 2006, after 21 years of service. At CITGO, he served in a number of positions in accounting, finance and audit. Prior to joining CITGO, Mr. Largess worked for seven years as an auditor with Texaco and two years in public accounting. He serves on the board of directors of ADDvantage Technologies Group, Inc., where he serves as chairman of its audit committee and as a member of its corporate governance committee and nominating committee. Mr. Largess graduated from the University of Tulsa with a bachelor of science in business administration degree in accounting and is a certified public accountant.

Deborah S. Fleming joined SemGroup in August 2010 and serves as Vice President and Treasurer of SemGroup. During 2009 and early 2010, Ms. Fleming served as an adjunct professor of graduate finance in the Meinders School of Business at Oklahoma City University and also taught graduate finance classes in the Meinders “Great Wall Program” at the Tianjin (China) University of Finance & Economics. She served as treasurer of OGE Energy Corp., an energy and energy services provider, and as treasurer of Oklahoma Gas and Electric Company (“OG&E”), a wholly-owned subsidiary of OGE Energy Corp., from 2004 to 2009. She also served as vice president of OG&E from 2006 to 2009. From 1988 to 2004, she served in various treasury roles at The Williams Companies, Inc. Prior to Williams, she served in various finance roles at BOK Financial Corporation, Reading & Bates Corporation and First National Bank of Oklahoma City. Ms. Fleming has over 30 years of treasury and finance experience. She has a master’s degree in business administration from the University of Tulsa and a bachelor of science in business degree from Oklahoma City University and she is also a chartered financial analyst.

Alisa M. Perkins serves as Assistant Treasurer of SemGroup. From July 2002 until assuming her role as Assistant Treasurer in April 2007, she served as Controller of SemFuel, a refined products transportation and distribution subsidiary that was sold in 2009. Previously, Ms. Perkins was a senior auditor for the public accounting firm PricewaterhouseCoopers, LLP. She is active in community service and currently serves on the advisory board for the national Multiple Sclerosis Society Oklahoma Chapter. In 2006, Ms. Perkins was named one of Tulsa’s Twenty new leaders by the Cystic Fibrosis Foundation. Ms. Perkins earned her bachelor’s degree in accounting and business administration from Drury University. She also holds a master’s degree in accounting information systems from the University of Tulsa and is a certified public accountant.

Laura M. Lundquist serves as Vice President, Human Resources of SemManagement, a position she has held since joining our company in February 2008. From August 2007 to February 2008, Ms. Lundquist was vice president–organizational performance at the NORDAM Group, Inc., an aviation and aerospace repair and service company. Prior to that position, she served as NORDAM’s vice president–human resources from August 2001 to July 2007. Ms. Lundquist earned her bachelor of science degree in human resources and organizational development from Westminster College, Salt Lake City, and a bachelor of arts degree in English from the University of Utah. She also has a master’s degree in organizational dynamics from the University of Oklahoma.

Peter L. Schwiering serves as President of SemCrude. From April 2000 until assuming his role as President in 2009, he served as Vice President of Operations of SemCrude. From 1995 to 2000, Mr. Schwiering was employed with Dynegy Pipeline as manager of pipeline and commercial business. He also served with Sun Oil Company for 25 years in various capacities, starting as a marketing representative for petroleum products and last serving as manager of business development – Western Region.

Kevin Clement serves as President of SemStream, a position he has held since August 2009, and as President, SemGas, a position he has held since April 2010. From August 2008 to August 2009, Mr. Clement served as President and Chief Operating Officer of SemMaterials, a subsidiary whose operations were discontinued in connection with our Bankruptcy. Prior to that, he served as SemMaterials’ Vice President of Residual Fuel and Vice President of Asphalt Supply and Marketing. Mr. Clement was previously employed for more than 20 years as an officer within several of Koch Industries, Inc.’s market sectors, including NGL operations and marketing, asphalt processing and marketing, and residual fuels. Mr. Clement graduated from Wichita State University with a bachelor of business administration degree in marketing.

Darren Marine serves as President of SemCAMS. From 2005 until assuming his position as President in 2006, Mr. Marine served as Director of Producer Services of SemCAMS. He has more than 16 years of experience in the energy industry, encompassing midstream business development, natural gas and electricity, marketing and trading, business analysis and strategic planning. Prior to joining SemCAMS, he served as vice president of Dynegy Canada’s marketing and trading operations in Calgary, Alberta. He also spent three years with Koch Gas Marketing in charge of the West Trading desk. Mr. Marine earned his bachelor of business administration degree from Stephen F. Austin State University.

Brent Brown serves as President and Chief Operating Officer of SemCanada Crude. Prior to joining SemCanada Crude in January 2004, Mr. Brown served as vice president and general manager of EOTT Canada Limited, a crude oil/refined product gathering and marketing company, for 16 years. He began his career at Dome Petroleum Limited in 1977, where he was in NGL sales, a supply analyst and, from 1984, manager of crude oil marketing. Mr. Brown holds a bachelor of commerce degree from the University of Calgary.

Nigel Passmore serves as Managing Director of SemLogistics Milford Haven, a position he has held since 2006 when SemLogistics acquired Petroplus Tankstorage Milford Haven Ltd. From 1999 until 2006, he served as commercial director for Petroplus Tankstorage Milford Haven. Prior to that time, Mr. Passmore was employed by GATX Terminals Limited as sales director. He has over 29 years of experience in the third party oil and chemical tank terminal sector of the oil industry. Mr. Passmore has a higher national diploma in process plant engineering from Twickenham College.

Item 6. Executive Compensation

Compensation Discussion and Analysis

Pre-Emergence Compensation

During fiscal 2009 and prior to emergence from bankruptcy, SemGroup, L.P., our predecessor, only had one executive officer, Terrence Ronan. During this period, Mr. Ronan, as the President and Chief Executive Officer, was the only employee vested with, and performing, policy making functions. In that capacity, he oversaw the operations, businesses and financial affairs of SemGroup, L.P. and its subsidiaries. His executive pay program during this period consisted of base salary and a monthly car allowance, which were approved by the management committee of the general partner of SemGroup, L.P. Mr. Ronan joined SemGroup, L.P. on March 1, 2008, as Senior Vice President, Finance and served in that capacity until July 17, 2008, when he was appointed acting President and Chief Executive Officer. His annual salary was increased from $300,000 to $600,000 at the time of his promotion in order to reflect his new and additional responsibilities. His salary remained at that level until his departure from the company. Mr. Ronan was in the process of relocating to company headquarters when the company filed for bankruptcy. Instead of his relocating, the company paid his temporary living and commuting expenses during bankruptcy. These amounts are reflected in the Summary Compensation Table for 2009 below. Additionally, in November 2009, upon the request of SemGroup, L.P., the bankruptcy court authorized SemGroup, L.P. to pay Mr. Ronan a cash bonus of $400,000 upon consummation of the plan of reorganization. Mr. Ronan received this bonus on November 30, 2009, the date the company emerged from bankruptcy. This bonus was intended to reward him for his efforts in leading SemGroup, L.P. through the bankruptcy process and for the significant contributions he made during that process. As a percentage of base salary (66.7%), this bonus amount was considered to be smaller than the target range of bonuses for similarly situated executives. Consistent with company practices, and as reflected in the Summary Compensation Table for 2009 below, Mr. Ronan received two weeks of severance pay and payment for his earned, but unused, vacation upon his termination of employment on December 4, 2009. Since Mr. Ronan has left the company, the references to named executive officers or “NEOs” in the following discussion do not include Mr. Ronan.

Post-Emergence Compensation

Overview and Objectives

This Compensation Discussion and Analysis is designed to provide stockholders with an understanding of our compensation philosophy and practices post-emergence. It explains the compensation-related actions taken with respect to the 2009 and 2010 compensation of our executive officers. In the second quarter of 2009, management engaged a consultant, Longnecker & Associates, to advise management in the design of our executive compensation program. In designing such a program, we wanted to provide increased visibility into the goals and objectives of the company.

The objective of our compensation program is to compensate our executive officers in a manner that:

•	attracts, motivates and retains highly-talented executives;

•	links our executive officers’ compensation to the achievement of our business objectives as well as reinforces appropriate leadership behaviors;

•	encourages executives to consider the impact of decisions to drive short-term and long-term success;

•	ensures competitiveness with executive pay programs for similar positions at other comparably sized energy companies; and

•	fosters a culture of collaboration with a shared focus and commitment to the company and its employees.

Our compensation program for our executive officers is overseen by the Compensation Committee of the Board of Directors (the “Committee”), which was officially formed on the date of emergence. Prior to emergence, as a privately-held company, we did not have a formal compensation committee. Nevertheless, prior to emergence, the members to be elected to the Committee on the date of emergence met and were involved in the compensation decisions that were implemented for our new management team upon and after emergence.

Our compensation program consists of the following four components:

•	base salary;

•	short-term incentive program;

•	long-term incentive program; and

•	benefits.

Each form of compensation accomplishes different objectives. Dividing the total compensation awarded to executive officers among these components helps us to achieve a balanced set of incentives to accomplish our goals.

As described below, there is a consistent and uniform process for determining the amount of compensation for the executive officers named in the Summary Compensation Table for 2009 below, which we refer to as “NEOs.” For purposes of the discussion below relating to our 2010 compensation of NEOs, we have included our General Counsel and our Vice President, Corporate Planning and Strategic Initiatives as NEOs. Our Committee plays a key role in this process by determining and approving decisions about executive compensation. The Committee established the CEO’s pay and terms of his employment agreement, which our Board of Directors approved on November 30, 2009. For NEOs other than the CEO, the CEO makes recommendations to the Committee with respect to their compensation. NEOs do not play a role in their own compensation decisions, other than discussing individual performance objectives with the CEO.

With respect to our Chief Risk Officer, who is a NEO, and our head of the internal audit function, the Audit Committee of the Board of Directors consults with executive management and the Committee about their respective performance evaluations and compensation and the application of our compensation policies to other internal audit and risk management personnel. The Audit Committee also consults with the CEO and the Committee about the performance evaluation and compensation of our chief financial officer and chief accounting officer.

Compensation Consultants

Our human resources department supports both our Committee and management in providing periodic analyses and research regarding our executive compensation program. In the second quarter of 2009, management engaged the firm of Longnecker & Associates to advise management in the design of our executive compensation program. Longnecker provided management with an analysis of trends and compensation based on survey data for the general industry and the oil and gas industry, which were statistically regressed to size-adjust the data according to our projected 2009 revenue. Although our projected 2009 revenue was used for this purpose, our actual 2009 revenue, after giving pro forma effect to the reconsolidation of our Canadian subsidiaries, turned out to be similar to this projected 2009 revenue. Longnecker also identified a peer group of publicly-traded midstream energy and oil and gas companies that are generally representative of the types of companies that we compete against for talent. In selecting the peer companies, revenue was not a determining factor. Longnecker used the peer group for the limited purpose of conducting an analysis of their perquisites and annual incentive programs (primarily the percentage of base salary paid out under bonus programs) to assist us with evaluating and establishing these components of executive compensation. The peer group is comprised of the following companies:

•	Energy Transfer Partners

•	NuStar Energy

•	Copano Energy

•	MarkWest Energy Partners

•	DCP Midstream Partners

•	Magellan Midstream Partners

•	Spectra Energy Partners

•	Southwestern Energy

In March 2010, management engaged Towers Watson & Co. as its consultant to provide information, analyses, and advice regarding executive compensation. Towers Watson will provide advice on:

•	our overall total compensation program;

•	the design of our long-term incentive program;

•	our annual incentive program;

•	retention programs;

•	compensation for our risk management department; and

•	compensation trends and changes in compensation governance.

In addition, our Committee has the authority under its charter to engage the services of outside advisors, experts and others to assist the Committee. In accordance with this authority, the Committee retained Mercer (US) Inc. to serve as the Committee’s independent compensation consultant on any matters related to executive compensation, including the review of executive compensation recommendations provided by management and Towers Watson. Mercer reports directly to the Committee. The Committee anticipates that Mercer will also provide advice as to matters pertaining to director compensation.

Compensation Philosophy

Our compensation philosophy throughout the entire organization is to be competitive in the marketplace. We seek to motivate high performance, high ethics and alignment with what is in the best interests of our stockholders. Our compensation program also rewards NEOs for fostering a culture of collaboration and teamwork. This forms the basis of our pay-for-performance philosophy.

Several different types of compensation linked to both our short-term and long-term performance are used in the executive pay program. These include base pay, annual cash incentives, long-term incentives and benefits. The chart below illustrates the linkage between the types of compensation we use and our compensation principles.

Compensation Principle	Base Pay	Annual Cash Incentives	Long- term Incentives	Benefits
Attract, retain and motivate high-performance	✓	✓	✓	✓
Reinforce business objectives and values	✓	✓	✓	✓
Encourage executives to consider impact of decisions to drive both short-term and long-term success		✓	✓
Be market competitive	✓	✓	✓	✓
Foster a culture of collaboration with shared focus and commitment to our company		✓	✓
Be performance driven		✓	✓

Compensation Program as it Relates to Risk

We have reviewed our compensation policies and practices for both executives and non-executives as they relate to risk and have determined that at this time they are not reasonably likely to have a material adverse effect on the Company.

In reaching this conclusion, we considered the various elements of our compensation program that are designed to help mitigate excessive risk taking, including:

•

Components of Compensation: Our goal is to have the components of compensation including base salary, annual cash incentives and long-term incentives be consistent with peer company practices and motivate NEOs to make good short- and long-term decisions.

•	Annual Cash Incentive: Our annual cash incentive plan limits annual cash incentive payments to 200% of target levels.

•	Equity Awards: Our restricted stock awards drive a long-term perspective since all awards of time-vested restricted stock generally vest over a three-year period in equal annual installments.

•	Board/Committee Oversight: The Board of Directors and the Committee maintain full discretion in administering all awards under short- and long-term incentive plans.

•	Performance Management: Our performance goal setting process is aligned with our key foundational tenants.

•	Comprehensive Risk Management Policy: Our policy provides that employees will not be compensated for exposing us to undue risk as determined by our senior management and/or Board of Directors.

Our pay program is intended to motivate NEOs and employees to achieve business objectives that generate stockholder returns while acting in ways that are consistent with our values.

Compensation Methodology

The compensation data provided by Longnecker was the primary market data used when designing our NEOs’ compensation program. Aggregate market data was obtained from recognized third party executive compensation survey companies. Generally, a range of annual revenues of the companies whose data is included in the aggregate analysis is provided by the third party surveys, but the identities of the specific companies included in the surveys are not disclosed. The survey data included companies that operate in the midstream energy industry and was statistically regressed according to our projected 2009 revenue. The Committee reviewed market data at the 50th percentile to determine our market median when setting our executive compensation from the following surveys referenced in Longnecker’s compensation report:

•	Economic Research Institute 2009 Executive Compensation Assessor (our focus was on the crude petroleum pipelines industry data);

•	Watson Wyatt 2009/2010 Survey Report on Top Management Compensation (our focus was on the utilities and energy sector data for companies with revenue ranging from $500 million to $2.5 billion); and

•	2009 Mercer Energy Benchmark (our focus was on the energy sector data for companies with revenue ranging from $1.0 billion to $3.0 billion).

The peer group was used for the limited purpose discussed above on page 97.

As discussed above, management will be utilizing Towers Watson and the Committee will be utilizing Mercer to help further define our compensation methodology going forward.

Employment and Consulting Agreements

We have entered into an employment agreement with our President and CEO, Norman J. Szydlowski. Mr. Szydlowski receives compensation in accordance with this employment agreement as discussed below. The Committee believed it was necessary for us to enter into an employment agreement with Mr. Szydlowski in order to secure his employment, especially given some of the uncertainties and challenges associated with our emergence from bankruptcy. Prior to entering into the employment agreement and becoming our President and CEO on November 30, 2009, Mr. Szydlowski served as a consultant to SemGroup, L.P. and its subsidiaries from September 1, 2009 through November 29, 2009. This was done in order to obtain executive management advice and assistance from Mr. Szydlowski in connection with our emergence from the Bankruptcy and to help ensure a smooth transition to the new management team. Mr. Szydlowski received $161,850 for such consulting services. He was paid an hourly rate for such services commensurate with his base salary under his employment agreement, which was determined as discussed below.

Change in Control Payments

Mr. Szydlowski’s employment agreement provides that he may receive severance benefits in the event of a change in control of the Company. We are providing these benefits in recognition of the importance to us and our stockholders of avoiding the distraction and loss of our CEO that may occur in connection with rumored or actual change in control of the Company. We protect stockholder interests by enhancing employee focus during rumored or actual change in control activity through:

•	incentives to remain with us despite uncertainties while a transaction is under consideration or pending;

•	assurance of severance and benefits if terminated; and

•	access to the equity component of total compensation after a change in control.

See the Potential Payments Upon Termination or Change In Control table below and the accompanying narrative for more information regarding the change in control provisions for Mr. Szydlowski and estimated payments to him associated with a change in control.

Elements of Compensation

Base Pay

Base pay serves as the foundation of our pay program. The objectives of this component include:

•	to reward the NEO’s for their day-to-day execution of primary duties and responsibilities;

•	to attract and retain a highly skilled competitive team; and

•	to provide a foundation level of compensation upon which incentive opportunities can be added to provide the motivation to deliver superior performance.

Most other major components of pay are determined based on a relationship to base pay, including annual and long-term incentives. At year end, recommendations are made by the CEO to the Committee on base pay for the coming year. The Committee considers the recommendations and considers and approves the base pay of the CEO and other NEOs.

Base pay for NEOs, including the CEO, is set considering the market median. The market median represents the 50th percentile of compensation paid to similarly situated executives represented in the aggregate survey market data provided by Longnecker as discussed above on page 99. The peer group was not used to determine the market median. Potential individual variations from the median may occur due to experience, skills and the sustained performance of the individual as part of our pay-for-performance philosophy. Performance is measured in two ways: through the “Right Results” obtained in the “Right Way.” Right Results is an assessment of the NEOs’ success as they relate to our four key foundational tenants:

•	keep employees safe;

•	do the right thing by the customer;

•	follow all the rules; and

•	be profitable and enhance stockholder value.

Right Way reflects the NEOs’ behavior as exhibited through our leadership competencies such as displaying integrity, initiative and business acumen, promoting teamwork, making good decisions, being an effective communicator and motivating others.

The base pay for our NEOs for 2009 as well as the percentage of the market median, which was obtained from Longnecker, is shown below. The Committee believes that the ratio of base pay to the market median is appropriate, after considering the experience and skills of the NEOs as well as the amount of pay at risk.

Executive Officer	Position	Base Salary	2009 Base Pay as a % of Market Median
Norman J. Szydlowski	Chief Executive Officer	$790,000	116%
Robert N. Fitzgerald	Chief Financial Officer	$330,000	91%
David B. Gorte	Chief Risk Officer	$230,000	116%

In conjunction with Mr. Fitzgerald’s hiring in November 2009, he received a $125,000 signing bonus in May 2010. Mr. Fitzgerald was offered the signing bonus given his compensation package at his previous employer and in order to encourage him to accept our offer.

For 2010, certain executive officers received only nominal merit increases as they were hired late in 2009. The CEO received no increase in base salary for 2010. Our General Counsel was hired in February 2010. Timothy R. O’Sullivan became one of our executive officers in April 2010 when he was appointed as our Vice President, Corporate Planning and Strategic Initiatives. Prior to assuming this role, Mr. O’Sullivan was the President and Chief Operating Officer of SemGas. The base pay for our NEOs for 2010, as well as the percentage of the market median, which was obtained from or derived from information provided by Longnecker, is shown below. The Committee believes that both the ratio of base pay to the market median and the percent increases given are appropriate, after considering the experience and skills of the NEOs, as well as the amount of pay at risk.

Executive Officer	Position	Base Salary	2010 Base Pay as a % of Market Median
Norman J. Szydlowski	Chief Executive Officer	$790,000	116%
Robert N. Fitzgerald	Chief Financial Officer	$332,871	91%
Candice L. Cheeseman	General Counsel	$290,000	91%
Timothy R. O’Sullivan	Vice President, Corporate Planning and Strategic Initiatives	$241,695	97%
David B. Gorte	Chief Risk Officer	$231,334	116%

Ms. Cheeseman is also entitled to a $115,000 signing bonus on August 22, 2010, provided she remains employed with us on that date. Ms. Cheeseman was offered the signing bonus given her compensation package at her previous employer and in order to encourage her to accept our offer.

Annual Cash Incentives

No annual cash incentives were paid to the NEOs for 2009, since they joined us in late 2009. We pay annual cash incentives to encourage and reward our NEOs for making decisions that improve our performance. The objectives of our annual cash incentive plan are to:

•	financially reward those officers, executives, and key employees who contribute significantly to our growth and success;

•	attract and retain individuals of outstanding ability; and

•	align the interests of those who hold positions of major responsibility in the Company with the interests of our stockholders.

The Committee approves the performance metrics and their weighting to be used for a particular plan year as well as the threshold, target and maximum payout levels for the NEOs for that plan year.

Similar to base pay, competitive market information is used to determine annual cash incentive targets (as expressed as a percent of base pay). The market information gives us an idea of what other companies target to pay in annual cash incentives for similar jobs. We currently use Net Income and EBITDA as performance metrics for the annual cash incentive plan for 2010, which are weighted as follows:

	SemGroup Performance
	EBITDA	Net Income
Executive Officers	75%	25%

The annual cash incentive targets as a percentage of base pay for the NEOs for 2010 are as follows:

	Threshold	Target	Maximum
Chief Executive Officer	38%	75%	150%
Chief Financial Officer	30%	60%	120%
General Counsel	30%	60%	120%
Vice President, Corporate Planning and Strategic Initiatives	20%	40%	80%
Chief Risk Officer	20%	40%	80%

Before any annual cash incentives may be paid for 2010, certain of our segments must meet a minimum level of EBITDA, in the aggregate, for 2010. This mechanism reflects the view of the Committee and management that it is inappropriate to pay annual cash incentives if we do not meet a minimum overall level of financial performance.

Long-Term Incentive Awards

We intend to provide long-term incentives in the form of equity awards under our Equity Incentive Plan. The Committee oversees the administration of the Equity Incentive Plan with full power and authority to determine when and to whom awards will be granted, along with the type, amount and other terms and conditions of each award. To date, we have granted restricted stock that is time vested, which we refer to as time-vested restricted stock, and we intend to grant performance-based equity awards. The objectives of our long-term incentive program are to:

•	align the executives’ interests with the interests of stockholders;

•	reinforce the critical objective of building stockholder value over the long term;

•	assist in the attraction, motivation and retention of high-performance executives; and

•	encourage sustained long-term performance of the Company.

To determine the value of long-term incentives to be granted to NEOs, we consider the following factors:

•	the proportion of long-term incentives relative to base pay;

•	the NEO’s impact on our performance and ability to create value;

•	long-term business objectives;

•	awards made to executives in similar positions with other comparably sized energy companies; and

•	the NEO’s performance.

Time-Vested Restricted Stock. Time-vested restricted stock awards were introduced in 2009 to attract and retain managerial talent, including NEOs, during a period of uncertainty and instability in our executive ranks as a result of our bankruptcy. Time-vested restricted stock awards generally carry a three year vesting period with one-third of the restricted shares vesting on each of the first three anniversaries of the date of the grant.

The time-vested restricted stock awards that have been granted by the Committee to the NEOs are as follows:

Executive Officer	Position	Date of Award	Number of Shares of Restricted Stock
Norman J. Szydlowski	Chief Executive Officer	December 31, 2009	94,800
Robert N. Fitzgerald	Chief Financial Officer	January 11, 2010	23,100
Candice L. Cheeseman	General Counsel	February 26, 2010	20,300
Timothy R. O’Sullivan	Vice President, Corporate Planning and Strategic Initiatives	January 11, 2010	9,000
David B. Gorte	Chief Risk Officer	January 11, 2010	9,200

These awards represent one-time emergence equity awards. The value of these awards, using a value of $25 per share, which is the per share value attributed to our common stock in our plan of reorganization, range from 100% to 300% of the NEOs 2009 base salary. Longnecker provided market information regarding the size of emergence equity awards for other companies emerging from bankruptcy in order to assist us in determining the number of shares to be granted.

Performance-Based Equity Awards. Performance-based equity awards will be a component of our long-term incentive program. We anticipate the long-term mix for the NEOs to differ from other employees due to the desire to have a substantial part of the NEOs’ long-term incentives be performance-based. Because the NEOs have a greater ability to influence our financial results, the Committee considers it appropriate that a substantial part of their long-term incentives be directly tied to performance.

Grant Practice. In general, we plan to make our annual equity grants around the same time each year. It is expected that newly hired or promoted executives may receive equity grants on the date on which they are hired or promoted or on the date of a Committee meeting on or around the hire or promotion date. The Committee approves all equity grants to the NEOs and the grant date for such awards is on or after the date of such approval.

The Committee does not intend to make equity grants in anticipation of the release of material non-public information and does not intend to time the release of such information based on equity award grant dates.

Benefits

The objective of our employee benefits is to provide an employee benefit package to the NEOs that is competitive with our peer group. Our NEOs currently receive the same level of benefits provided to our other employees such as participation in our 401(k) Plan, which provides for a matching contribution of a portion of an employee’s annual tax-deferred contribution. In some instances, we have provided our NEOs with relocation assistance, which may include temporary living, travel and other relocation expenses. With respect to our Chief Risk Officer, as part of his relocation assistance for 2009, we reimbursed him for taxes associated with the payment of a relocation bonus as shown in the Summary Compensation Table for 2009 below. We believe that our offer to reimburse him for such taxes was necessary in order to encourage him to accept our offer and represents an isolated situation arising from special circumstances to attract talent during a limited period of time to hire prior to our emergence from the Bankruptcy. We also reimbursed our CEO for the $5,226 in legal fees he incurred in connection with the negotiation of his employment agreement with us. Our NEOs currently receive no perquisites (perks) or supplemental benefits, except for the following:

•

Tax and Financial Planning Allowance: We provide up to $15,000 annually to the CEO for annual income tax return preparation and financial planning to provide expertise on current tax laws, to assist the CEO with personal financial planning and to prepare for contingencies such as death and disability. We provide this benefit in order to help our CEO keep his focus on his responsibilities at SemGroup.

The Committee believes that the perquisites currently provided to the CEO are reasonable and consistent with our overall compensation program.

Accounting and Tax Treatment

We consider the impact of accounting and tax treatment when designing all aspects of compensation, but the primary driver of program design is the support of business objectives. In that regard, we will review and consider the deductibility of executive compensation under Section 162(m) of the Internal Revenue Code, which limits the tax deductibility by a corporation of compensation in excess of $1 million paid to its CEO and any of its four most highly compensated executive officers. Compensation which qualifies as “performance-based” is excluded from the $1 million limit if, among other requirements, the compensation is payable only upon attainment of pre-established, objective performance goals under a plan approved by the corporation’s stockholders. We intend to design a large share of our incentive compensation for our NEOs to qualify for the exemption of “performance-based” compensation from the deductibility limit. However, if future compliance with Section 162(m) is inconsistent with our compensation philosophy or what is believed to be in the best interests of our stockholders, then future compensation arrangements may not be fully deductible under Section 162(m). For example, our emergence equity awards of restricted stock which are time-vested do not qualify as performance-based and may not be fully deductible.

Summary Compensation Table for 2009

The following table summarizes the total compensation paid or earned by each of the named executive officers for the fiscal year ended December 31, 2009. Messrs Szydlowski, Fitzgerald and Gorte joined us on November 30, 2009. Mr. Ronan’s employment with us terminated on December 4, 2009. The persons named below include all of our executive officers as of December 31, 2009.

We currently have an employment agreement with Mr. Szydlowski. For additional information regarding this employment agreement, see “Potential Payments Upon Termination or Change in Control – Employment Agreements” below.

Name and Principal Position	Year	Salary ($)	Bonus ($)(1)	Stock Awards ($)(2)	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)	All Other Compensation ($)(3)	Total ($)
Norman J. Szydlowski	2009	69,885	—	2,370,000	—	—	—	189,717	2,629,602
President and Chief Executive Officer

Robert N. Fitzgerald	2009	30,462	—	—	—	—	—	2,954	33,416
Senior Vice President and Chief Financial Officer

David B. Gorte	2009	21,231	—	—	—	—	—	46,333	67,564
Chief Risk Officer

Terrence Ronan	2009	588,462	400,000	—	—	—	—	166,370	1,154,832
President and Chief Executive Officer

(1)	The amount for Mr. Ronan represents a discretionary bonus authorized by the bankruptcy court and awarded upon consummation of our plan of reorganization.
(2)	The amount for Mr. Szydlowski represents the grant date fair value computed in accordance with ASC 718, “Stock Compensation,” which excludes the effect of estimated forfeitures, of the shares of restricted stock granted to him under our Equity Incentive Plan in connection with our emergence from bankruptcy. The assumptions used to value this stock award are included in Note 18 to our consolidated financial statements included in Item 13 of this registration statement. The amount shown does not represent amounts paid to Mr. Szydlowski.
(3)	All Other Compensation includes amounts allocated under our 401(k) matching contribution, severance and accrued, but unused, vacation payments and perquisites. Perquisites provided to our named executive officers include (a) tax and financial planning services for Mr. Szydlowski and reimbursement of legal fees incurred by him in connection with the negotiation of his employment agreement, (b) temporary living, travel and other relocation expenses, and (c) a car allowance for Mr. Ronan. Mr. Szydlowski also provided consulting services to us from September 1, 2009 through November 29, 2009, prior to his employment with us on November 30, 2009. The table below shows the components of this column:

Name	Consulting Services ($)	Legal Fees ($)	Tax and Financial Planning ($)	401(k) Matching Contribution ($)	Relocation ($)		Car Allowance ($)	Severance ($)	Vacation Payout ($)	Total Other Compensation ($)
Norman J. Szydlowski	161,850	5,226	15,000	2,887	4,754		—	—	—	189,717
Robert N. Fitzgerald	—	—	—	914	2,040		—	—	—	2,954
David B. Gorte	—	—	—	1,062	45,271	*	—	—	—	46,333
Terrence Ronan	—	—	—	12,250	46,397		10,800	23,077	73,846	166,370

*	Includes $17,271 for reimbursement of taxes associated with the payment of a relocation bonus to cover temporary living and travel expenses.

Grants of Plan-Based Awards During 2009

The following table provides information about stock and option awards and non-equity and equity incentive plan awards granted to our named executive officers during the year ended December 31, 2009. There can be no assurance that the Grant Date Fair Value of Stock and Option Awards will ever be realized:

			Estimated Possible Payouts Under Non-Equity Incentive Plan Awards			Estimated Future Payouts Under Equity Incentive Plan Awards			All Other Stock Awards: Number of Shares of Stock or Units (#)(1)	All Other Option Awards: Number of Securities Underlying Options (#)	Exercise or Base Price of Option Awards ($ / Sh)	Grant Date Fair Value of Stock and Option Awards ($)
Name	Grant Date	Approval Date	Threshold ($)	Target ($)	Maximum ($)	Threshold ($)	Target ($)	Maximum ($)
Norman J. Szydlowski	12/31/09	12/10/09	—	—	—	—	—	—	94,800	—	—	2,370,000
Robert N. Fitzgerald	—	—	—	—	—	—	—	—	—	—	—	—
David B. Gorte	—	—	—	—	—	—	—	—	—	—	—	—
Terrence Ronan	—	—	—	—	—	—	—	—	—	—	—	—

(1)	This stock award was granted under our Equity Incentive Plan and is described in the Outstanding Equity Award at Fiscal Year-End for 2009 table below.

Outstanding Equity Awards at Fiscal Year-End for 2009

The following table summarizes the option and stock awards that we have made to our named executive officers, which are outstanding as of December 31, 2009. None of our other employees had any option and stock awards outstanding as of December 31, 2009.

	Option Awards				Stock Awards
	Number of Securities Underlying Unexercised Options (#)	Number of Securities Underlying Unexercised Options (#)	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)		Market Value of Shares or Units of Stock That Have Not Vested ($)(1)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)
Name	Exercisable	Unexercisable
Norman J. Szydlowski	—	—	—	—	—	94,800	(2)	2,370,000	—	—
Robert N. Fitzgerald	—	—	—	—	—	—		—	—	—
David B. Gorte	—	—	—	—	—	—		—	—	—
Terrence Ronan	—	—	—	—	—	—		—	—	—

(1)	Based on a value of our common stock of $25.00 per share as of December 31, 2009, which is the per share value attributed to our common stock in our plan of reorganization.
(2)	These shares of restricted stock vest as follows: 31,600 shares on each of December 31, 2010, 2011 and 2012.

Option Exercises and Stock Vested During 2009

None of our employees, including our named executive officers, exercised any options or had any stock awards vest during the year ended December 31, 2009.

Potential Payments Upon Termination or Change In Control

The following table describes the potential payments and benefits Norman J. Szydlowski would receive upon termination of employment, assuming a December 31, 2009 termination date and where applicable, using a value of our common stock of $25.00 per share as of December 31, 2009, which is the per share value attributed to our common stock in our plan of reorganization. These potential payments and benefits are provided by and set forth in our written employment agreement and restricted stock award agreement with Mr. Szydlowski. As of December 31, 2009, there are no written or oral agreements, arrangements or plans that entitle Robert Fitzgerald or David Gorte to severance, perquisites, or other enhanced benefits upon termination of their employment and therefore they are not included in the table. Terrence Ronan is not included in the table because he was not employed by us on December 31, 2009. For a discussion of the amounts paid to Mr. Ronan in connection with his separation from us, see the Summary Compensation Table for 2009 above.

The amounts shown below include estimates of the amounts which would be paid out to Mr. Szydlowski upon his termination. The table does not include amounts such as base salary that Mr. Szydlowski earned due to employment through December 31, 2009. The actual amounts to be paid out can only be determined at the time of Mr. Szydlowski’s separation from us.

	Cash Severance Payment		Acceleration of Equity Awards	Total Termination Benefits
Norman J. Szydlowski
• Disability	—		—	—
• Death	—		$2,370,000	$2,370,000
• Voluntary termination without good reason or termination for cause	—		—	—
• Termination without cause or resignation for good reason	$1,580,000	(1)	$1,185,000	$2,765,000
• Change in control (“CIC”)	—		$2,370,000	$2,370,000
• Termination without cause or resignation for good reason after CIC(2)	$1,580,000	(1)	$2,370,000	$3,950,000

(1)	Pursuant to the terms of Mr. Szydlowski’s employment agreement, this severance payment is to be made in four equal installments to be paid at six month intervals over the 24 months following his termination beginning six months from the termination date.
(2)	The amounts reflected for termination without cause or resignation for good reason after a change in control include the benefits Mr. Szydlowski would receive in the event of a change in control as a sole event without the involuntary or good reason termination.

The receipt by Mr. Szydlowski of any payments or benefits set forth in the above table pursuant to his employment agreement is subject to his compliance with the following restrictions set forth in the employment agreement:

•	for a period of two years following the date of termination, Mr. Szydlowski is restricted from disparaging or criticizing us and we are restricted from disparaging or criticizing him;

•	for a period of five years following the date of termination, Mr. Szydlowski must keep all of our trade secrets and proprietary information confidential;

•	for a period of eighteen months following the date of termination, Mr. Szydlowski may not, directly or indirectly, compete with us; and

•

for a period of two years following the date of termination, Mr. Szydlowski may not, directly or indirectly, encourage any of our employees to quit or leave our employ or solicit any third party who is our customer to cease being our customer or take away from us the business of such customer.

Regardless of the manner in which Mr. Szydlowski’s employment terminates, he may be entitled to receive amounts earned during his term of employment. These include:

•	accrued salary;

•	accrued, but unused, vacation pay; and

•	unreimbursed business expenses.

Cause is defined in Mr. Szydlowski’s employment agreement as:

•	he has committed a willful serious act, such as embezzlement against the Company or other wrongful act intending to enrich himself at the expense of the Company or conviction of a felony;

•	he has engaged in willful or wanton improper conduct that has caused demonstrable and serious injury, monetary or otherwise, to the Company;

•	in carrying out his duties he has been guilty of willful gross neglect or willful gross misconduct, resulting in either case in material harm to the Company; or

•

he has refused to carry out his duties in gross dereliction of duty and, after receiving written notice to such effect from our Chairman of the Board, he fails to cure the existing problem within 30 days.

Good reason is defined in Mr. Szydlowski’s employment agreement as the occurrence of any of the following, without his express written consent:

•

a significant reduction of his responsibilities, relative to his responsibilities in effect immediately prior to such reduction, including a reduction in responsibilities by virtue of a Change in Control;

•

a material reduction in the kind or level of welfare and/or retirement benefits relative to the benefits to which he is entitled immediately prior to such reduction with the result that his overall benefits package is significantly reduced other than pursuant to a reduction that also is applied to substantially all other executive officers of the Company; or

•

the failure of the Company to comply with its obligations and commitments under the employment agreement, which failure is not cured within 30 days after written notice to the Company (which notice and opportunity to cure shall not be required if it is apparent that the Company lacks the ability or willingness to so comply).

A change in control is defined in Mr. Szydlowski’s employment agreement as the occurrence of any of the following events:

•

any consolidation, amalgamation or merger of the Company with or into any other person, or any other corporate reorganization, business combination, transaction or transfer of securities of the Company by its stockholders, or a series of transactions (including the acquisition of capital stock of the Company), whether or not the Company is a party thereto, in which the stockholders of the Company immediately prior to such consolidation, merger, reorganization, business combination or transaction, collectively have beneficial ownership, directly or indirectly, of capital stock representing directly, or indirectly through one or more entities, less than fifty percent (50%) of the equity (measured by economic value or voting power (by contract, share ownership or otherwise) of the Company or other surviving entity immediately after such consolidation, merger, reorganization, business combination or transaction;

•	the sale or disposition, in one transaction or a series of related transactions, of all or substantially all of the assets of the Company to any person;

•

during any period of twelve consecutive months, individuals who, as of the beginning of such period, constituted the Company’s entire Board of Directors (together with any new directors whose election by such board or nomination for election by the Company’s stockholders was approved by a vote of at least two-thirds of the directors of the Company, then still in office, who were directors at the beginning of the period or whose election or nomination for election was previously so approved) cease for any reason to constitute a majority thereof; or

•	approval by the stockholders of the Company of a complete liquidation or dissolution of the Company.

Employment Agreements

None of our named executive officers have an employment agreement with us other than Norman J. Szydlowski.

Norman J. Szydlowski

We entered into an employment agreement with Norman J. Szydlowski on November 30, 2009. The agreement may be terminated at any time, with or without good cause or for any or no cause, by Mr. Szydlowski or by us. Mr. Szydlowski’s base salary under the agreement is $790,000 per year. In addition, Mr. Szydlowski may receive annual cash incentives payable for the achievement of certain performance goals established by our Board of Directors or our Compensation Committee. He will also be reimbursed for annual income tax preparation and financial planning up to $15,000 per year and for legal fees incurred in connection with the negotiation of the employment agreement up to $10,000.

Under the terms of the agreement, Mr. Szydlowski was awarded 94,800 shares of restricted stock, with vesting to occur in three equal annual installments on December 31 of 2010, 2011 and 2012. In the event Mr. Szydlowski’s employment is terminated by us without cause, or should Mr. Szydlowski resign for good reason, in each case following a change in control, Mr. Szydlowski is entitled to immediate vesting of such restricted stock. In the event Mr. Szydlowski’s employment is terminated by us without cause, or should Mr. Szydlowski resign for good reason, in each case not following a change in control, Mr. Szydlowski is entitled to immediate vesting of 50 percent of such restricted stock. In addition, in the event Mr. Szydlowski’s employment is terminated by us without cause, or should Mr. Szydlowski resign for good reason, Mr. Szydlowski is entitled to a severance payment equal to two times Mr. Szydlowski’s base salary in effect at the time of termination.

Severance Agreements

In June 2010, we entered into severance agreements with each of our NEOs, other than Norman J. Szydlowski and David B. Gorte, to encourage and motivate such executive officers to devote their full attention to their duties without the distraction of concerns regarding their involuntary or constructive termination of employment for the reasons described below. Each severance agreement is for a term ending on the second anniversary of the date of such agreement. The definitions of certain words in quotations are provided below.

Each severance agreement generally provides that if within two years after a “change in control” of the Company (i) an NEO resigns for “good reason” or (ii) the employment of an NEO is terminated other than for “cause,” “disability,” death or a “disqualification disaggregation,” such NEO is entitled to the following:

•

within 10 business days after the termination date, a lump sum payment of all accrued but unpaid base salary, any accrued earned but unpaid annual bonus, accrued but unpaid vacation and any other amounts or benefits due but not paid;

•

on the first business day following six months after the termination date, a lump sum payment equal to (i) any unpaid earned annual bonus for the fiscal year prior to the fiscal year of termination; and (ii) a severance amount equal to two times his base salary as of the termination date plus an annual bonus amount equal to his target percentage multiplied by his base salary in effect at the termination date as if performance goals were achieved at 100%;

•

continued participation in our medical benefit plans for so long as the NEO elects coverage or 18 months from the termination, whichever is less, in the same manner and at the same cost as similarly situated active employees;

•	all unvested stock options, shares of restricted stock and restricted stock units held by the NEO will vest and will be paid out in accordance with the terms of the respective award agreements;

•	continued participation in the Company’s directors’ and officers’ liability insurance for six years or any longer known applicable statute of limitations period; and

•	outplacement benefits for six months at a cost not exceeding $10,000.

Notwithstanding the foregoing, if any amount or benefit to be paid above would be an excess parachute payment (within the meaning of Section 280G of the Code), then the payment to be paid or provided under a severance agreement will be reduced to the minimum extent necessary so that no portion of any such payment, as so reduced, constitutes an excess parachute payment.

If an NEO’s employment is terminated for “cause,” the NEO is entitled to a lump sum payment of all accrued but unpaid base salary, any accrued earned but unpaid annual bonus, accrued but unpaid vacation and any other amounts or benefits due but not paid.

If an NEO’s employment is terminated by us without cause prior to a change in control, such NEO is entitled to the following:

•

within 30 business days after the termination date, a lump sum payment of all accrued but unpaid base salary, any accrued earned but unpaid annual bonus, accrued but unpaid vacation and any other amounts or benefits due but not paid;

•

on the first business day following six months after the termination date, a lump sum payment equal to (i) any unpaid earned annual bonus for the fiscal year prior to the fiscal year of termination; and (ii) a severance amount equal to his base salary as of the termination date plus an annual bonus amount equal to his target percentage multiplied by his base salary in effect at the termination date as if performance goals were achieved at 100%;

•	all unvested stock options, shares of restricted stock and restricted stock units held by the NEO will vest and will be paid out in accordance with the terms of the respective award agreements;

•	continued participation in the Company’s directors’ and officers’ liability insurance for six years or any known longer applicable statute of limitations period; and

•	outplacement benefits for six months at a cost not exceeding $10,000.

Pursuant to the severance agreements, during the term of the severance agreement and for a period of twelve months following the date of termination of employment, an NEO may not, directly or indirectly, compete with us or encourage any of our employees to quit or leave our employ or solicit any third party who is an established customer of ours to cease being our customer or take away from us the business of such customer. The severance agreements also require an NEO to keep all our trade secrets and proprietary information confidential, restrict an NEO from disparaging or criticizing us and restrict us from disparaging or criticizing the NEO.

The severance agreements with our NEOs use the following definitions:

“Cause” means an NEO’s:

•	conviction of or a plea of nolo contendere to a felony or a crime involving fraud, dishonesty or moral turpitude;

•	willful or reckless material misconduct in the performance of his duties that has an adverse effect on the Company or any of its subsidiaries or affiliates;

•

willful or reckless violation or disregard of the Company’s code of business conduct and ethics, any applicable code of ethics for our CEO and senior financial officers or any policy of the Company or its subsidiaries; or

•	habitual or gross neglect of his or her duties.

Cause generally does not include bad judgment or negligence (other than habitual neglect or gross negligence); acts or omissions made in good faith after reasonable investigation by the NEO or acts or omissions with respect to which the Board could determine that the NEO had satisfied the standards of conduct for indemnification or reimbursement under our certificate of incorporation, bylaws, any applicable indemnification agreement, or applicable law; or failure (despite good faith efforts) to meet performance goals, objectives, or measures for a period beginning upon a change of control and continuing for two years or until the termination of the agreement, whichever happens first. An NEO’s act or failure to act (except as related to a conviction or plea of nolo contendere described above), when done in good faith and with a reasonable belief after reasonable investigation that such action or non-action was in the best interest of the Company or its subsidiaries or affiliates or required by law shall not be cause if the NEO cures the action or non-action within 10 days of notice. Furthermore, no act or failure to act will be cause if the NEO acted under the advice of counsel representing the Company or required by the legal process.

“Change in control” means:

•

any person or group (other than an affiliate of ours or an employee benefit plan sponsored by us or our affiliates) becomes a beneficial owner, as such term is defined under the Exchange Act, of 30% or more of the Company’s common stock or 30% or more of the combined voting power of all securities entitled to vote generally in the election of directors (“Voting Securities”), unless such person owned both more than 70% of common stock and Voting Securities, directly or indirectly, in substantially the same proportion immediately before such acquisition;

•

our directors as of the date of the agreement (“Existing Directors”) and directors whose election, or nomination for election by stockholders, are approved after that date by at least two-thirds of the Existing Directors cease to constitute a majority of our directors;

•

consummation of any merger, reorganization, recapitalization consolidation or similar transaction (“Reorganization Transaction”), other than a Reorganization Transaction that results in the persons who were the direct or indirect owners of outstanding common stock and Voting Securities of the Company prior to the transaction becoming, immediately after the transaction, the owners of at least 60% of the then outstanding common stock and Voting Securities representing at least 60% of the combined voting power of the then outstanding Voting Securities of the surviving corporation in substantially the same respective proportions as such persons’ ownership immediately before such Reorganization Transaction; or

•

approval by our stockholders of the sale or other disposition of all, or substantially all, of the Company’s consolidated assets or the Company’s complete liquidation other than a transaction that would result in (i) a related party owning more than 50% of the assets that were owned by the Company immediately prior to the transaction or (ii) the persons who were the direct or indirect owners of our outstanding common stock and Voting Securities prior to the transaction continuing to own, directly or indirectly, 50% or more of the assets owned by the Company immediately prior to the transaction.

A change in control will not occur with respect to an NEO if (i) the NEO agrees in writing prior to an event that such an event will not be a change in control; or (ii) the Board determines that a liquidation, sale or other disposition approved by the stockholders, as described in the fourth bullet above, will not occur, except to the extent termination occurred prior to such determination.

“Disability” means a physical or mental infirmity that impairs the NEO’s ability to substantially perform his duties for twelve months or more and for which he is receiving income replacement benefits from a Company plan for not less than three months.

“Disqualification disaggregation” means the cessation of an NEO’s employment by us or affiliates (during the period beginning upon a change in control and continuing for two years or until the termination of the agreement, whichever happens first), if the NEO is employed by the successor in substantially the same position and the successor has assumed our obligations under the severance agreement.

“Good reason” means, generally, a material adverse reduction in the nature and scope of the NEO’s office, position, duties, functions, responsibilities or authority, a reduction in the NEO’s base salary, a reduction in the NEO’s annual bonus, required relocation, a material reduction in the level of aggregate compensation or benefits not applicable to peer executives, a relocation of generally more than 50 miles, a successor company’s failure to honor the agreement or the failure of the Board to provide written notice of the act or omission constituting “cause.”

Compensation Committee Interlocks and Insider Participation

Our Compensation Committee was formed immediately after our emergence from bankruptcy and is composed of Karl F. Kurz, Stanley C. Horton and Sarah M. Barpoulis, all of whom are independent directors. During 2009, none of our executive officers served on the board of directors or on the compensation committee of any other entity that had an executive officer that served either on our Board of Directors or on the Compensation Committee.

Compensation of Directors

Our non-employee directors receive annual compensation paid both in a cash retainer and in equity as shown in the following table.

	Total Compensation(1)	Annual Cash Retainer	Committee Meeting Fees(2)	Annual Equity Grant(3)
Non-Executive Chairman of the Board	$237,000	$124,500	—	$112,500
Chairman – Audit Committee	$197,000	$104,500	$2,000	$92,500
Members – Audit Committee	$162,000	$87,000	$2,000	$75,000
Chairman – Nominating/Governance Committee	$177,000	$94,500	$2,000	$82,500
Chairman – Compensation Committee	$177,000	$94,500	$2,000	$82,500
Members – Nominating/Governance Committee	$162,000	$87,000	$2,000	$75,000
Members – Compensation Committee	$162,000	$87,000	$2,000	$75,000
Members – Board Only	$162,000	$87,000	—	$75,000

(1)	Total compensation is the sum of the cash and equity retainers paid on an annual basis and does not include committee meeting fees. Each non-employee director receives the highest total compensation he or she is entitled to pursuant to the table. No non-employee director is entitled to compensation from more than one row of the table.
(2)	Committee meeting fees are paid only to members of the committee for their attendance at each meeting of their respective committees and not to other non-employee directors who attend a committee meeting voluntarily. If the Chairman of the Board attends a committee meeting for the purpose of establishing a quorum and if a non-member of a committee attends at the specific request or requirement of the Chairman of that committee, that director will be entitled to be paid a committee meeting fee.
(3)	All equity grants are made as shares of restricted stock under our Equity Incentive Plan. The number of shares of restricted stock is determined by dividing the dollar amount of the grant by the value of a share of common stock on the date the grant is made.

The shares of restricted stock are subject to transfer restrictions and forfeiture provisions, which generally lapse on the first anniversary of the date of the grant. Shares held by a non-employee director that have not yet vested will become fully vested upon the occurrence of the director’s death. Non-employee directors are required to retain all stock received as compensation while they are serving as members of the Board, except they may sell shares to cover tax liability associated with the vesting of restricted stock. Employee directors are not paid for their services as directors. Each director is reimbursed for out-of-pocket expenses in connection with attending board and committee meetings.

The non-employee directors can elect to defer all or a portion of their annual cash retainer in five percent (5%) increments. Any deferred compensation amounts are maintained in a deferred money account, which does not bear interest. Deferred compensation amounts are credited as a dollar amount to the director’s deferred money account on the date such cash compensation otherwise would be payable in cash to the director. The director at all times is 100% vested in his or her deferred money account.

Director Compensation Table for 2009

Pre-Emergence Director Compensation

During fiscal year 2009 and prior to our emergence from the Bankruptcy on November 30, 2009, our predecessor, SemGroup, L.P., was led by the management committee of its general partner. The management committee had duties and responsibilities similar to those of a board of directors of a corporation. The various members of the management committee from time to time during that period were Martin R. Bring, Myron L. Turfitt, Matthew F. Coughlin III, John A. Catsimatidis, Nelson Happy, A. R. Thane Ritchie, Andrew W. Ward, E. Bartow Jones, James C. Hansel, Gary Adams and Warren Kruger. The members of the management committee received no compensation for their services during fiscal year 2009.

Post-Emergence Director Compensation

The following table summarizes the compensation paid by us during the year ended December 31, 2009, to the individuals shown, who became directors on November 30, 2009, the date of our emergence from the Bankruptcy.

Name(1)	Fees Earned or Paid in Cash ($)(2)	Stock Awards ($)(3)	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)	All Other Compensation ($)	Total ($)
John F. Chlebowski	$92,375	$290,625	—	—	—	—	$383,000
Ronald A. Ballschmiede	79,375	238,950	—	—	—	—	318,325
Sarah M. Barpoulis	68,250	193,750	—	—	—	—	262,000
Stanley C. Horton	73,875	213,125	—	—	—	—	287,000
Karl F. Kurz	73,875	213,125	—	—	—	—	287,000
Thomas R. McDaniel	68,250	193,750	—	—	—	—	262,000

(1)	Mr. Szydlowski is not included in this table as he was an officer and employee of the Company and thus received no compensation for service as a director. The compensation received by Mr. Szydlowski as an officer and employee is shown in the Summary Compensation Table for 2009 above.
(2)	The fees paid in cash include (a) the equivalent of one month of cash retainer and the cash value of one month of the annual equity award for services rendered prior to our emergence from bankruptcy, (b) the prorated cash retainer for services from November 2009 through May 2010, and (c) committee meeting fees.
(3)	These amounts represent the grant date fair value computed in accordance with the ASC 718, “Stock Compensation,” which excludes the effect of estimated forfeitures, of shares of restricted stock granted under our Equity Incentive Plan. The assumptions used to value these stock awards are included in Note 18 to our consolidated financial statements included in Item 13 of this registration statement. The amounts shown do not represent amounts paid to the directors. The directors received a one time initial equity grant as well as a prorated equity grant for services from November 2009 through May 2010. The following table provides information on the outstanding stock awards at fiscal year-end for the directors. The fair value of the restricted stock awarded was based on the estimated value of our common stock on the grant date.

Name	Award Date	Shares Awarded	Grant Date Fair Value ($/Share)	Grant Date Fair Value of Restricted Stock Awards ($)
John F. Chlebowski	12/23/2009	11,625	25	290,625
Ronald A. Ballschmiede	12/23/2009	9,558	25	238,950
Sarah M. Barpoulis	12/31/2009	7,750	25	193,750
Stanley C. Horton	12/23/2009	8,525	25	213,125
Karl F. Kurz	12/23/2009	8,525	25	213,125
Thomas R. McDaniel	12/23/2009	7,750	25	193,750

Item 7.	Certain Relationships and Related Transactions, and Director Independence

Director Independence

Our common stock is not listed on any national exchange or quoted on any inter-dealer quotation service that imposes independence requirements on our Board of Directors or any committee thereof. Under the corporate governance standards of the NYSE, generally a director does not qualify as independent if the director (or in some cases, members of the director’s immediate family) has, or in the past three years has had, certain relationships or affiliations with us, our external or internal auditors or other companies that do business with us.

The Board has determined that all of our directors, except Mr. Norman J. Szydlowski, are independent under the NYSE Listed Company Standards. The Board determined that none of them has any material relationship with us that could impair such individual’s independence. Mr. Szydlowski is not considered to be an independent director because of his employment as one of our executive officers. None of the directors whom our Board has determined are independent has any other relationships with us warranting consideration by the Board in making such determination. The independent directors are as follows:

John F. Chlebowski, Jr.

Ronald A. Ballschmiede

Sarah M. Barpoulis

Stanley C. Horton

Karl F. Kurz

Thomas R. McDaniel

Each member of each of our Compensation, Nominating & Governance and Audit Committees also qualifies as independent under the NYSE Listed Company Standards.

Related Person Transaction Policy

Our Board of Directors has adopted a policy and procedures for the identification, review and approval of related person transactions which is set forth in our Related Person Transaction Policy. Pursuant to the policy, our General Counsel is charged with primary responsibility for determining whether, based on the facts and circumstances, a proposed transaction is a related person transaction. For the purposes of the policy, a “related person transaction” is any transaction, arrangement or relationship (or any series of similar transactions, arrangements or relationships) (i) in which we or any of our affiliates participate or will participate, (ii) the amount involved exceeds $120,000, and (iii) in which in any executive officer, director or director nominee of ours, any person who is the beneficial owner of more than 5% of any class of our voting securities, or any immediate family member of any of the foregoing individuals (a “related person”) has or will have a direct or indirect material interest.

To assist our General Counsel in making this determination, the policy sets forth certain categories of transactions that are deemed not to involve a direct or indirect material interest on behalf of the related person. If, after applying these categorical standards and weighing all of the facts and circumstances, our General Counsel determines that a proposed transaction is a related person transaction, our General Counsel must present the proposed transaction to the Audit Committee for review or, if impracticable under the circumstances, to the Chairman of the Audit Committee. The Audit Committee must then either approve or reject the transaction in accordance with the terms of the policy. In the course of making this determination, the Audit Committee shall consider all relevant information available to it and, as appropriate, must take into consideration the following:

•	whether the transaction was undertaken in our ordinary course of business;

•	whether the transaction was initiated by us or the related person;

•	whether the transaction with the related person is proposed to be entered into on terms no less favorable to us than terms that could have been reached with an unrelated third party;

•	the purpose, and the potential benefits to us, of the transaction;

•	the approximate dollar value of the amount involved in the transaction and whether such amount is material to us;

•	the related person’s interest in the transaction (including the approximate dollar value of the amount of the such related person’s interest in the transaction); and

•	any other information regarding the transaction or related person that would be material to investors in light of the circumstances of the particular transaction.

The Audit Committee may only approve the proposed related person transaction if it determines that the transaction is consistent with our best interests as a whole. Further, in approving any such transaction, the Audit Committee has the authority to impose any terms or conditions it deems appropriate on us or the related person. Absent this approval, no such related person transaction may be entered into by us.

Transactions with Related Persons

Post-Emergence Related Person Transactions

The law firm of Conner & Winters, LLP, of which Mark D. Berman is a partner, performs legal services for us. Mr. Berman is the spouse of Candice Cheeseman, our General Counsel. The engagement of Conner & Winters, LLP was approved by our Audit Committee in compliance with the procedures set forth for the approval of related person transactions in our Related Person Transaction Policy in connection with our hiring of Ms. Cheeseman in February 2010. As of July 31, 2010, we have paid $1,192,052 in legal fees and related expenses to this law firm for services rendered during 2010.

Pre-Emergence Related Person Transactions

The following discussion describes transactions with certain related persons that occurred between January 1, 2007, and the date of our emergence from the Bankruptcy on November 30, 2009. Due to the departure of certain members of our management before our emergence from the Bankruptcy, and the restructuring that occurred as a result of the implementation of the plan of reorganization, none of the persons and entities discussed below is currently a related person. All of the transactions discussed below were entered into prior to the adoption of our Related Person Transaction Policy.

During 2008 and 2007, we purchased crude oil totaling $717,065 and $836,712, respectively, from Westback Purchasing Company, L.L.C., an entity which was controlled by Thomas L. Kivisto, who was serving as President, Chief Executive Officer and as a member of SemGroup, L.P.’s Management Committee during the period covering these transactions. Also, during 2008 and 2007, we also purchased crude oil totaling $95,770 and $49,690, respectively, from a trust for the benefit of Gregory C. Wallace, and $123,993 and $80,503, respectively, from Kevin Foxx. Mr. Wallace and Mr. Foxx were each members of SemGroup, L.P.’s Management Committee and were executive officers at the time of these purchases.

During 2008 and 2007, we paid $186,418 and $145,242 to Lean Gourmet, LLC for catering services. Mr. Kivisto, Mr. Kivisto’s spouse and Mr. Wallace were part owners of Lean Gourmet, LLC.

During 2008 and 2007, we paid a total of $17,100 and $155,276, respectively, to purchase artwork from two art galleries, Mary Bell Galleries and Gallery KH, which were owned and controlled by Mr. Kivisto.

Pursuant to an Assignment and Assumption Agreement dated as of October 12, 2009, we assigned our 50% ownership interest in Vulcan-Koch Asphalt Marketing, LLC to United Refining Company in exchange for $3.9 million. At the time of this transaction, John A. Catsimatidis, who held the right to nominate four members of SemGroup, L.P.’s Management Committee, owned a controlling interest in United Refining Company. This Assignment and Assumption Agreement was entered into pursuant to a Settlement Agreement dated as of July 19, 2009, by and among us, United Refining Company, Mr. Catsimatidis and other parties. The Settlement Agreement was approved by an order of the U.S. Bankruptcy Court for the District of Delaware dated July 30, 2009, which became final on August 10, 2009.

Carlyle/Riverstone

Prior to our emergence from the Bankruptcy, C/R SemGroup Investment Partnership, L.P. beneficially owned and had voting rights in more than 5% of our then-outstanding voting units and had the right to membership on SemGroup, L.P.’s Management Committee. During 2007, an affiliate of C/R SemGroup Investment Partnership, L.P. owned an indirect interest in the general partner of Buckeye Partners, L.P. (“BPL”). BPL is a publicly traded master limited partnership engaged in the transportation, terminalling and storage of petroleum products in the United States for major integrated oil companies, large refined product marketing companies and major end users of petroleum products on a fee basis through its facilities. On June 25, 2007, such affiliate of C/R SemGroup Investment Partnership, L.P. sold its indirect interest in the general partner of BPL. During 2007, we paid a subsidiary of BPL, Buckeye Terminals, L.L.C., $445,653 for terminal and pipeline transportation provided to us.

In addition, prior to January 30, 2007, representatives of Carlyle/Riverstone Energy II, an affiliate of C/R SemGroup Investment Partnership, L.P., held a seat on the Board of Directors of the general partner of Magellan Midstream Partners, L.P. (“Magellan”). During 2007, we received approximately $120.1 million from Magellan in product and service revenue, and made cash payments to Magellan for product and services in the amount of approximately $288.6 million.

On May 30, 2007, Carlyle Partners IV and Carlyle/Riverstone Energy III, affiliates of C/R SemGroup Investment Partnership, L.P., acquired an interest in Knight, Inc. (formerly known as Kinder Morgan, Inc.), which owns the general partner of Kinder Morgan Energy Partners, L.P. (“KMP”). KMP is involved in the transportation, storage and distribution of petroleum products in North America. During 2009, 2008 and 2007, we paid Knight, Inc. and various of its affiliated entities approximately $2.5 million, $3.3 million and $2.3 million, respectively. We received $7,106 in revenue from Kinder Morgan, Inc. in 2007, and no revenue in 2008 or 2009.

In February 2008, we sold our interest in Niska Gas Storage for approximately $146.2 million to Carlyle/Riverstone Energy and Power Fund III, L.P., both affiliates of C/R SemGroup Investment Partnership, L.P.

Westback Purchasing Company

During 2008 and 2007, we entered into certain derivative arrangements with Westback Purchasing Company, L.L.C. (“Westback”), which was owned by Mr. Kivisto. Under these arrangements, we entered into derivative transactions with a counterparty or NYMEX broker at the request of Westback in an effort to allow Westback to expand its access to derivatives markets, since counterparties and NYMEX brokers would be more willing to enter into transactions with us than with Westback because of our larger financial resources. In consideration, we were to receive fees from Westback for our services. Under these arrangements, we were to remit to Westback any gains that we generated from the derivative transactions and Westback was to reimburse us for any losses that we incurred from the derivative transactions. We also had a similar arrangement with Westback for the purchase and sale of physical commodities.

During 2008, we recorded an allowance for uncollectable accounts of $285.5 million to operating expenses as a result of concluding that it was no longer probable that we would collect payment from Westback for remaining unreimbursed losses. Our rights to these receivables were transferred to our pre-petition creditors pursuant to our plan of reorganization.

Agreements relating to Blueknight Energy Partners, L.P.

We have entered into various agreements with Blueknight, which historically was one of our subsidiaries. We also historically controlled Blueknight’s general partner, SemGroup Energy Partners G.P., L.L.C., through another one of our subsidiaries, SemGroup Holdings, L.P.

Blueknight had its initial public offering on July 23, 2007. Blueknight is a master limited partnership whose common units have been trading on the Pink Sheets under the symbol “BKEP.PK” since December 1, 2009, and prior to that date under the symbol “SGLP”. Effective December 1, 2009, Blueknight changed its name from SemGroup Energy Partners, L.P. to Blueknight Energy Partners, L.P.

On July 18, 2008, Manchester Securities Corp. and Alerian Finance Partners, LP (collectively, the “New Controlling Owners”) exercised certain rights under a loan agreement dated June 25, 2008, by and among SemGroup Holdings, L.P., the sole member of Blueknight’s general partner, and the New Controlling Owners. Under the loan agreement, the New Controlling Owners had the right to direct the vote of all of the membership interests of Blueknight’s general partner in the event of a default. After an event of default under the loan agreement, the New Controlling Owners exercised that right on July 18, 2008, effectively taking control of Blueknight’s general partner and selecting new members of the Board of Directors of Blueknight’s general partner. Due to this change of control, Blueknight was deconsolidated from us as of July 18, 2008. Also after the event of default under the loan agreement, the New Controlling Owners foreclosed on our ownership interests in SemGroup Energy Partners G.P., L.L.C. and also on our subordinated units in Blueknight. As a result, we no longer had, and we no longer have, any direct or indirect ownership interest in Blueknight.

At the time of our filing for Bankruptcy, we had an approximately 39.4% interest in Blueknight. Because of this, the Thomas L. Kivisto Trust Dated June 5, 1996 and C/R SemGroup Investment Partnership, L.P., beneficial owners of more than 5% of our then-outstanding voting units, indirectly held more than 10% of the voting units of Blueknight.

Also, between July 18, 2008, and October 8, 2008, a number of SemGroup, L.P.’s Management Committee members, as well as directors and executive officers of our subsidiaries, also served as executive officers of Blueknight, including Peter L. Schwiering, Jerry A. Parsons, Alex G. Stallings and others.

We purchased from Blueknight $3.0 million during 2009, and $12.0 million during the period from July 18, 2008, to December 31, 2008, of crude oil transportation, terminalling and storage services. We also purchased from Blueknight $15.5 million during 2009, and $26.0 million during the period from July 18, 2008, to December 31, 2008, of asphalt terminalling and storage services.

We received reimbursements from Blueknight of $10.7 million during 2009, and $11.8 million during the period from July 18, 2008, to December 31, 2008, for operating costs associated with services provided by us to Blueknight. We also received reimbursements from Blueknight of $1.6 million during 2009, and $3.0 million during the period from July 18, 2008, to December 31, 2008, for costs associated with general and administrative services provided by us to Blueknight.

On April 7, 2009, we executed definitive documentation related to the settlement of certain matters between us and Blueknight and entered into a settlement of a shared services agreement, which was retroactively effective as of March 31, 2009 (the “Settlement”). The Settlement provided for the following:

•

Blueknight transferred certain crude oil assets located in Kansas and northern Oklahoma to us. These transfers included real property and associated personal property at locations where we owned the pipeline. Blueknight retained certain access and connection rights to enable it to continue to operate its crude oil trucking business in such areas.

•

We transferred to Blueknight (i) 355,000 barrels of crude oil line fill and tank bottoms, (ii) certain personal property located in Oklahoma, Texas and Kansas used in connection with Blueknight’s crude oil trucking business and (iii) certain real property located in Oklahoma, Kansas, Texas and New Mexico. In addition, we transferred certain asphalt processing assets that were connected or adjacent to, or otherwise contiguous with, Blueknight’s existing asphalt facilities and associated real property interests to Blueknight.

•	We rejected a Throughput Agreement and entered into a new Throughput Agreement, pursuant to which Blueknight provides us certain services including:

-	pipeline gathering and transportation of crude oil to refiners, other pipelines or storage facilities;

-	truck gathering and transportation of crude oil from wellhead locations; and

-	terminalling and storage services related to crude oil at certain locations including Cushing.

This agreement continues in effect.

•

We rejected a Terminalling Agreement and entered into a new Terminalling and Storage Agreement pursuant to which Blueknight agreed to provide liquid asphalt cement terminalling and storage services for our remaining asphalt inventory. By the end of 2009, substantially all the assets of SemMaterials had been sold and as a result, this agreement is no longer in effect.

•	We rejected the Amended and Restated Omnibus Agreement and entered into a Shared Services Agreement, pursuant to which we provide certain operational services for Blueknight including:

-	coordination of transportation and movement of crude oil;

-	SCADA (pipeline monitoring and control);

-	Department of Transportation services;

-	rights-of-way coordination;

-	environmental services;

-	civil and structural pipeline maintenance;

-	safety services;

-	pipeline truck station maintenance;

-	project support; and

-	truck dispatch.

This agreement was modified on May 11, 2010, effective May 1, 2010. The modification did not affect SCADA (pipeline monitoring and control) or rights-of-way coordination, but it did eliminate pipeline truck station maintenance and truck dispatch and reduced the level of service in all the remaining categories described above. The modified agreement remains in effect.

•	We entered into a Transition Services Agreement, pursuant to which we provide certain corporate, crude oil and asphalt transition services, in each case for a limited amount of time, to Blueknight.

•	Blueknight offered employment to certain of our employees.

•	Certain pre-petition claims between us and Blueknight were netted and waived.

As a result of the Settlement, we transferred to Blueknight asphalt-related assets with a net book value of $84 million and crude-related assets of $14.9 million. Also as part of the Settlement, Blueknight transferred to us crude-related assets of $4.3 million. Blueknight made an unsecured claim of $55 million associated with the rejection of the agreements.

Item 8.	Legal Proceedings

For information regarding legal proceedings, see the discussion under the captions “Bankruptcy Matters” and “Other Matters” in Note 16 of our audited consolidated financial statements and Note 11 of our interim unaudited consolidated financial statements beginning on page F-1 of this registration statement, which information is incorporated by reference into this Item 8.

Item 9.	Market Price of and Dividends on the Registrant’s Common Equity and Related Stockholder Matters

Market Information

There is no current established public trading market for our common stock. Pursuant to our plan of reorganization, we have agreed to use commercially reasonable efforts to obtain and maintain approval for the listing of our Class A Common Stock on a recognized national securities exchange or market system on or as soon as reasonably practicable. We intend to file an application for listing of our Class A Common Stock on the NYSE. There can be no assurance that if and when our shares of Class A Common Stock are listed on the NYSE that an active trading market will develop. The trading price of our Class A Common Stock is likely to fluctuate significantly, particularly until an orderly market develops. The market prices for our Class A Common Stock will be determined in the trading markets and may change significantly in response to various factors and events. See “Risk Factors—Risks Related to Our Class A Common Stock and Warrants—Our Class A Common Stock and warrants may experience significant price and volume fluctuations” in Item 1A of this registration statement. Our Class B Common Stock will not be listed on a national securities exchange or market system.

Sale or Conversion of Common Equity

As of July 31, 2010, there were 40,691,489 shares of our Class A Common Stock outstanding, which consists of 40,223,947 shares issued following our emergence from the Bankruptcy and 467,542 unvested shares of restricted Class A Common Stock awarded under our Equity Incentive Plan. At such date, there were 1,634,210 shares of our Class A Common Stock issuable upon the exercise of outstanding warrants, 658,549 shares of our Class A Common Stock issuable upon the conversion of outstanding shares of our Class B Common Stock and 144,237 shares of our Class A Common Stock reserved for issuance upon the vesting of outstanding restricted stock units awarded under our Equity Incentive Plan. Under the plan of reorganization, we have reserved 517,500 shares of our Class A Common Stock and warrants to purchase 544,737 shares of our Class A Common Stock for issuance upon the settlement of certain remaining pre-petition claims in the Bankruptcy.

Generally, all of the shares of our Class A Common Stock issued or issuable under the plan of reorganization, and the shares of Class A Common Stock issuable upon exercise of the outstanding warrants issued and the warrants issuable under the plan of reorganization, are or will be, as the case may be, freely transferable without restriction or further registration under the Securities Act of 1933, as amended (the “Securities Act”), except for shares received by persons who may be deemed to be our “affiliates.” Persons who may be deemed to be our affiliates generally include individuals or entities that control, are controlled by, or are under common control with us and may include certain of our officers, directors or more than 10% stockholders. Shares that are held by our affiliates may only be sold pursuant to an effective registration statement or an exemption from the registration requirements of the Securities Act, such as the exemption afforded by Rule 144 under the Securities Act.

Rule 144

Beginning 90 days after the effective date of this registration statement, any affiliate of ours owning shares of our Class A Common Stock originally issued or issuable under our plan of reorganization will be entitled to sell, within any three-month period, a number of shares that does not exceed the greater of:

•	one percent of the number of shares of our Class A Common Stock then outstanding, which will equal approximately 406,915 shares as of July 31, 2010; and

•

the average weekly trading volume of our Class A Common Stock on the applicable national securities exchange during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale, or if no such notice is required, the date of receipt of the order to execute the sale.

Sales of shares of our Class A Common Stock under Rule 144 by our affiliates are also subject to requirements regarding the manner of sale, notice and the availability of current public information about us.

Rule 701

In general, under Rule 701 of the Securities Act, any of our employees, officers or directors who acquires or acquired shares of our Class A Common Stock from us pursuant to grants or awards prior to the effective date of this registration statement under a compensatory stock or option plan or other written agreement, including our Equity Incentive Plan, is eligible to resell those shares, beginning 90 days after the effective date of this registration statement, in reliance on Rule 144, but without having to comply with the holding period requirement of Rule 144 and, in the case of non-affiliates, without having to comply with the public information, volume limitation or notice filing provisions of Rule 144.

Equity Incentive Plan

A total of 2,781,635 shares of our Class A Common Stock have been reserved for issuance pursuant to awards granted or to be granted from time to time under our Equity Incentive Plan, of which 467,542 shares of restricted Class A Common Stock and restricted stock units for the issuance of 144,237 shares of Class A Common Stock upon vesting were outstanding as of July 31, 2010. We intend to file a registration statement under the Securities Act as soon as is practicable following the effective date of this registration statement to register shares of Class A Common Stock remaining to be issued pursuant to our Equity Incentive Plan. As a result, shares of Class A Common Stock registered under such registration statement and acquired after the effectiveness of such registration statement will be freely tradable in the public market. However, such shares held by affiliates will still be subject to the volume limitation, manner of sale, notice and public information requirements of Rule 144.

Holders

As of July 31, 2010, there are approximately 30 holders of record of our Class A Common Stock and approximately nine holders of record of our Class B Common Stock. There may be a materially greater number of beneficial holders of our common stock.

Dividends

We have not paid any cash dividends on our common stock to date and do not intend to pay any cash dividends in the foreseeable future. In addition, the terms of our current credit facilities restrict the payment of cash dividends on our common stock. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations–Liquidity and Capital Resources–Sources and Uses of Cash” in Item 2 of this registration statement.

Securities Authorized for Issuance under Equity Compensation Plans

The following table reflects information regarding shares of our Class A Common Stock authorized for issuance under our existing equity compensation plans as of December 31, 2009:

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by security holders	—	—	—
Equity compensation plans not approved by security holders (1)	—	—	2,633,102	(2)

Total	—	—	2,633,102

(1)	Our Equity Incentive Plan was approved by the requisite creditors as part of our plan of reorganization, which was confirmed by order of the U.S. Bankruptcy Court on October 28, 2009. See the following summary under “Material Terms of Equity Incentive Plan” for a description of our Equity Incentive Plan.
(2)	Represents shares available for issuance under our Equity Incentive Plan. Shares of our Class A Common Stock may be issued under our Equity Incentive Plan pursuant to the following types of awards: nonqualified stock options, incentive stock options, stock appreciation rights, restricted stock, stock-based awards, including restricted stock units, and performance-based compensation.

Material Terms of Equity Incentive Plan

Our Equity Incentive Plan was adopted in connection with our reorganization and became effective as of November 30, 2009. The following is a summary of the material terms of the Equity Incentive Plan. This summary is not complete. For more information concerning the Equity Incentive Plan, we refer you to the full text of the Equity Incentive Plan which has been filed as an exhibit to this registration statement.

The purpose of the Equity Incentive Plan is to attract, retain and motivate our officers, employees and non-employee directors providing services to our company, its subsidiaries and affiliates, and to promote our business by providing participants with appropriate incentives in our long-term success.

The Equity Incentive Plan authorizes the grant of the following types of awards: nonqualified stock options, incentive stock options, stock appreciation rights, restricted stock, other stock-based awards, including restricted stock units and performance-based compensation. Awards may be granted to non-employee directors, officers and employees of our company and officers and employees of our subsidiaries and affiliates. However, incentive stock options may be granted only to employees. To date, we have granted only restricted stock and restricted stock unit awards to certain of our employees and our non-employee directors pursuant to the Equity Incentive Plan.

A total of 2,781,635 shares of our Class A Common Stock are authorized for issuance pursuant to all awards granted under the Equity Incentive Plan. The number of shares that may be issued under the Equity Incentive Plan or under outstanding awards are adjusted in the event of certain corporate events or transactions as discussed below under “—Adjustment of Awards.” Shares subject to awards that expire or are forfeited, cancelled, terminated or settled in cash do not count as shares issued under the Equity Incentive Plan and are again available for awards under the Equity Incentive Plan. The number of shares with respect to awards denominated in shares that may be granted to any participant in any calendar year under the Equity Incentive Plan may not exceed 500,000 shares.

Administration

The Equity Incentive Plan is administered by the Compensation Committee of our Board of Directors or any committee subsequently designated by our Board of Directors to administer the Equity Incentive Plan. The Compensation Committee has the discretion to determine the individuals to whom awards may be granted under the Equity Incentive Plan, the number of shares of our Class A Common Stock subject to each award, the type of award, the manner in which such awards will vest and the other conditions applicable to awards. The Compensation Committee is empowered to clarify, construe or resolve any ambiguity in any provision of the Equity Incentive Plan or any award agreement and adopt such rules, forms, instruments and guidelines for administering the Equity Incentive Plan as it deems necessary or proper. All actions, interpretations and determinations by the Compensation Committee or by our Board of Directors are final and binding.

Award Agreements

Awards granted under the Equity Incentive Plan will be evidenced by award agreements that provide additional terms and conditions associated with such awards, as determined by the Compensation Committee in its discretion. In the event of any conflict between the provisions of the Equity Incentive Plan and any such award agreement, the provisions of the Equity Incentive Plan will control.

Stock Options

The Compensation Committee will determine the exercise price and other terms for each stock option granted under the Equity Incentive Plan and whether the options are nonqualified stock options or incentive stock options, but the exercise price of any option will not be less than 100% of the fair market value of a share of our Class A Common Stock on the date of grant, as determined by the Compensation Committee. Incentive stock options may be granted only to employees and are subject to certain other restrictions. A participant may exercise an option by written notice and payment of the exercise price in cash, shares or a combination of cash and shares, as determined by the Compensation Committee, or, if there is a public market for the shares, through the delivery of irrevocable instructions to a broker to sell shares obtained upon the exercise of the option and promptly deliver payment to us out of the proceeds of the exercise price for the shares purchased. The maximum term of any option granted under the Equity Incentive Plan is ten years from the date of grant.

Stock Appreciation Rights

The Compensation Committee may grant stock appreciation rights, or SARs, independent of, or in tandem with, a stock option. The exercise price per share of a SAR will be determined by the Compensation Committee, but will not be less than 100% of the fair market value of a share of our Class A Common Stock on the date of grant, as determined by the Compensation Committee. The Compensation Committee will determine the other terms applicable to SARs. The maximum term of any SAR granted under the Equity Incentive Plan is ten years from the date of grant. Generally, each SAR will entitle a participant, upon exercise, to receive an amount equal to:

•	the excess of the fair market value on the exercise date of one share of our Class A Common Stock over the exercise price, multiplied by

•	the number of shares of Class A Common Stock covered by the SAR.

Payment may be made in shares of our Class A Common Stock, cash, other property or any combination thereof, all as determined by the Compensation Committee.

Restricted Stock

The Compensation Committee may grant an award of restricted stock under the Equity Incentive Plan. Restricted stock awards are a grant of a specified number of shares of our Class A Common Stock, which are subject to forfeiture upon the occurrence of specified events. Each award agreement evidencing a restricted stock grant will specify the period(s) of restriction, the conditions under which the restricted stock may be forfeited to us and such other provisions as the Compensation Committee may determine, subject to the terms of the Equity Incentive Plan. The Compensation Committee will determine and set forth in the award agreement whether a recipient of restricted stock shall have the right to exercise voting rights with respect to the restricted stock during the restricted period and/or have the right to receive dividends on the restricted stock during the restricted period.

Stock-Based Awards; Restricted Stock Units

The Compensation Committee may award other types of stock-based awards under the Equity Incentive Plan that are valued, in whole or in part, by reference to, or based on the fair market value of our Class A Common Stock, including restricted stock units. Restricted stock units may entitle the holder to receive a specified number of shares of our Class A Common Stock, cash, or a combination of shares and cash, upon the completion of a specified period of service, the occurrence of an event and/or the attainment of a specified performance objectives. Subject to the provisions of the Equity Incentive Plan, the Compensation Committee will determine whether such other stock-based awards will be settled in cash, shares of our Class A Common Stock or a combination of cash and such shares, and all other terms and conditions of such awards.

Performance-Based Compensation

To the extent permitted by Section 162(m) of the U.S. Internal Revenue Code of 1986, as amended (the “Code”), the Compensation Committee may design any award so that the amounts or shares payable thereunder are treated as “qualified performance-based compensation” within the meaning of Section 162(m) of the Code. The grant, vesting, crediting and/or payment of performance-based compensation will be based on the achievement of objective performance goals established in writing by the Compensation Committee. Performance goals may be based on one or more of the following measures: (i) consolidated earnings before or after taxes (including earnings before interest, taxes, depreciation and amortization); (ii) net income; (iii) operating income; (iv) earnings per share; (v) book value per share; (vi) return on stockholders’ equity; (vii) expense management; (viii) return on investment; (ix) improvements in capital structure; (x) profitability of an identifiable business unit or product; (xi) maintenance or improvement of profit margins; (xii) stock price; (xiii) market; (xiv) revenue or sales; (xv) costs; (xvi) cash flows; (xvii) working capital; (xviii) return on assets; (xix) store openings or refurbishment plans; (xx) staff training; and (xxi) corporate social responsibility policy implementation.

Transferability of Awards; Conditions and Restrictions on Shares

Unless otherwise determined by the Compensation Committee, awards granted under the Equity Incentive Plan are not transferable other than by will or the laws of descent and distribution.

The Compensation Committee may impose such transfer restrictions on any shares received in connection with an award as it may deem advisable or desirable. These restrictions may include, but shall not be limited to, a requirement that the participant hold the shares received for a specified period of time or a requirement that a participant represent and warrant in writing that the participant is acquiring the shares for investment and without any present intention to sell or distribute such shares.

Stockholder Rights

Except as otherwise provided in the applicable award agreement, a participant has no rights as a stockholder with respect to shares of our Class A Common Stock covered by any award until the participant becomes the record holder of such shares.

Adjustment of Awards

In the event of a corporate event or transaction such as a merger, consolidation, reorganization, recapitalization, stock dividend, stock split, reverse stock split, spin-off of similar event or transaction, in order to prevent dilution or enlargement of participants’ rights under the Equity Incentive Plan, the Compensation Committee will make certain adjustments to awards, including, in its sole discretion, substitution or adjustment of the number and kind of shares that may be issued under the Equity Incentive Plan or under particular awards, the grant price or purchase price applicable to outstanding awards, and other value determinations applicable to the Equity Incentive Plan or outstanding awards.

In the event we experience a change in control (as defined in the Equity Incentive Plan), the Compensation Committee may, but is not obligated to, make adjustments to the terms and conditions of outstanding awards, including, without limitation:

•	continuation or assumption of such awards by the surviving company or corporation;

•	substitution by the surviving company or corporation of awards with substantially similar awards;

•	acceleration of vesting and exercisability of awards;

•

upon written notice, provide that any outstanding awards must be exercised, to the extent exercisable, during a reasonable period of time prior to the consummation of the event, and at the end of such period, such awards shall terminate to the extent not so exercised in the relevant period; and

•	cancellation of awards for fair value as determined by the Compensation Committee.

Amendment and Termination

The Compensation Committee may amend or terminate the Equity Incentive Plan or any award agreement at any time; provided that stockholder approval will be needed for an amendment if:

•	such approval is necessary to comply with any applicable tax or regulatory requirement;

•	the amendment would increase the number of shares available for awards under the Equity Incentive Plan;

•	the amendment would result in a material increase in benefits under the Equity Incentive Plan or a change in eligibility requirements; or

•

the amendment would reduce the exercise price of any outstanding stock options or grant prices of any outstanding SARs or the cancellation of any outstanding stock options or SARs for cash or other awards, such as other options or SARs having an exercise price or grant price per share, as applicable, that is less than such price of the original options or SARs.

No amendment or termination is permitted without the consent of the participants, if such amendment or termination would materially diminish the participants’ rights under the Equity Incentive Plan or any award.

No awards will be granted after November 30, 2019.

Compliance with Code Section 409A

To the extent that the Equity Incentive Plan or awards are subject to Section 409A of the Code, the Compensation Committee may, in its sole discretion and without a participant’s prior consent, amend the Equity Incentive Plan or awards, adopt policies and procedures, or take any other actions as are necessary or appropriate to either exempt the Equity Incentive Plan or any award from the application of Section 409A of the Code, preserve the intended tax treatment of any such award or comply with the requirements of Section 409A of the Code.

Item 10.	Recent Sales of Unregistered Securities

On November 30, 2009, upon emergence from the Bankruptcy and pursuant to our plan of reorganization, we issued 40,077,450 shares of Class A Common Stock, 805,046 shares of Class B Common Stock and warrants to purchase 1,634,210 shares of Class A Common Stock, or at the election of the warrantholder, shares of Class B Common Stock, all to certain of our pre-petition creditors. Subsequent to such issuance, certain entities that are restricted from holding margin securities were issued 38,330 shares of Class B Common Stock in exchange for the same number of shares of Class A Common Stock. These issuances were all exempt from the registration requirements of the Securities Act pursuant to Section 1145 of the Bankruptcy Code.

Subsequent to November 30, 2009, holders of an aggregate of 184,827 shares of Class B Common Stock have converted such shares for the same number of shares of Class A Common Stock in accordance with the terms of the Class B Common Stock. These conversions were all exempt from the registration requirements of the Securities Act pursuant to Section 3(a)(9) thereof.

Pursuant to our plan of reorganization, we are required to issue an additional 517,500 shares of Class A Common Stock and/or Class B Common Stock and warrants to purchase 544,737 shares of Class A Common Stock, or at the election of the warrantholder, shares of Class B Common Stock, to certain of our pre-petition creditors. Any such issuances will be exempt from the registration requirements of the Securities Act pursuant to Section 1145 of the Bankruptcy Code.

Item 11.	Description of Registrant’s Securities To Be Registered

Authorized Capital

The following summary description of the material terms of our common stock is based on the provisions of our amended and restated certificate of incorporation and bylaws and on applicable provisions of the General Corporation Law of the State of Delaware (the “DGCL”) as in effect on the date of this registration statement. This information is not a complete recitation of every provision applicable to our common stock that is contained in our amended and restated certificate of incorporation and bylaws or the DGCL. The following summary is qualified in its entirety by reference to our amended and restated certificate of incorporation and bylaws, which are included as Exhibits 3.1 and 3.2 to this registration statement.

We have the authority to issue 100,000,000 shares of common stock, which consist of 90,000,000 shares of Class A Common Stock, par value $0.01 per share (the “Class A Common Stock”), and 10,000,000 shares of Class B Common Stock, par value $0.01 per share (the “Class B Common Stock,” together with the Class A Common Stock, the “Class A and Class B Common Stock”). As of July 31, 2010, 40,691,489 shares of our Class A Common Stock were issued and outstanding and 658,549 shares of our Class B Common Stock were issued and outstanding. All of the outstanding shares of our common stock are fully paid and nonassessable, and any shares of our common stock issued upon the exercise of the warrants described below will be fully paid and nonassessable.

The Class A Common Stock and the Class B Common Stock are identical in all respects, except that the Class B Common Stock is not eligible for trading on a national securities exchange or market system. We believe that the holders of the Class B Common Stock are entities that are restricted from holding margin securities.

Voting Rights

Holders of shares of Class A and Class B Common Stock are entitled to one vote per share on each matter on which the holders of our common stock are entitled to vote, including the election of directors. Holders of Class A and Class B Common Stock vote together as a single class. Holders of Class A and Class B Common Stock do not have cumulative voting rights with respect to the election of directors, meaning that the holders of a majority of the shares voting for the election of directors can elect all of the directors standing for election.

Dividend and Liquidation Rights

The holders of Class A and Class B Common Stock are entitled to receive ratably such dividends as may be declared by our Board of Directors from funds legally available. The terms of our current credit facilities, however, restrict the payment of cash dividends on our common stock. In the event of a liquidation, dissolution, distribution of assets or other winding up of our company, the holders of the Class A and Class B Common Stock are entitled to share equally and ratably, share for share, in all assets remaining for distribution to stockholders.

Redemption and Preemptive Rights

Holders of Class A and Class B Common Stock have no redemption or preemptive rights.

Conversion Rights of Class B Common Stock

Each share of Class B Common Stock is convertible at any time at the option of the holder thereof into one share of Class A Common Stock. We will reserve and keep available out of our authorized but unissued Class A Common Stock at least the number of shares of Class A Common Stock that would become issuable upon the conversion of all shares of Class B Common Stock at any time outstanding.

Anti-Takeover Provisions

Provisions of the DGCL and of our amended and restated certificate of incorporation and bylaws may delay, defer, make more difficult or prevent a change of control of our company.

Delaware Business Combination Statute

Section 203 of the DGCL, in general, prohibits a “business combination” between a corporation and an “interested stockholder” within three years of the time the stockholder became an interested stockholder, unless:

•	prior to such time, the board of directors of the corporation approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;

•

upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, exclusive of shares owned by directors who are also officers and by certain employee stock plans; or

•

at or subsequent to such time, the business combination is approved by the board of directors and authorized at a stockholders’ meeting by at least two-thirds of the outstanding voting stock that is not owned by the interested stockholder.

Generally, a “business combination” includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder. Generally, an “interested stockholder” is a person who owns, individually or with or through other persons, 15% or more of the corporation’s outstanding voting stock.

The restrictions of Section 203 of the DGCL do not apply to corporations that have elected, in the manner provided therein, to “opt out” of Section 203 of the DGCL or, with certain exceptions, that do not have a class of voting stock that is listed on a national securities exchange or held of record by more than 2,000 stockholders. We have not elected to “opt out” of Section 203 of the DGCL and, accordingly, we will be subject to Section 203 of the DGCL upon obtaining listing of our Class A Common Stock on a national securities exchange. Our Board of Directors could rely on this provision of the DGCL to prevent or delay an acquisition of us.

Certificate of Incorporation and Bylaws

Issuance of Common Stock. The authorized but unissued shares of our common stock are available for future issuance without stockholder approval, unless required by our amended and restated certificate of incorporation or bylaws, by the rules of any national securities exchange on which our Class A Common Stock may be listed, or by applicable law. These additional shares may be used for a variety of corporate purposes, including future public offerings to raise additional capital, corporate acquisitions and employee benefit plans. The existence of authorized but unissued and unreserved common stock could also render more difficult or discourage an attempt to obtain control of us by means of a proxy contest, tender offer, merger or otherwise.

Advance Notice Procedures. Our bylaws provide that proposals and director nominations made by a stockholder to be voted upon at any annual meeting or special meeting of stockholders may be taken only if such proposal or director nomination is “properly brought” before such meeting. In order for any matter to be considered “properly brought” before an annual meeting or a special meeting, a stockholder must comply with certain requirements regarding advance notice to the company. The advance notice provisions could have the effect of delaying, until the next stockholders meeting, stockholder actions which are favored by the holders of a majority of our outstanding voting stock.

Special Meetings of Stockholders. Stockholders do not have the right to call special meetings of stockholders. Only the Chairman of our Board of Directors, if one has been elected, or our Chief Executive Officer, upon the request of a majority of the Board of Directors, may call a special meeting of stockholders. The only business that may be conducted at a special meeting of stockholders is the business properly brought before the meeting pursuant to our notice of meeting. This provision will make it more difficult for stockholders to take action opposed by the Board of Directors.

Warrants

The following summary description of the material terms of our warrants is qualified in its entirety by reference to the Warrant Agreement and Form of Warrant Certificate, which are included as Exhibits 4.3 and 4.4 to this registration statement.

As of July 31, 2010, we have 1,634,210 warrants outstanding. Pursuant to our plan of reorganization, we are required to issue an additional 544,737 warrants to certain of our pre-petition creditors. Each warrant represents the right to purchase one share of Class A Common Stock, or upon the holder’s request, one share of Class B Common Stock, at an exercise price of $25.00 per share. The warrants are exercisable until they expire on November 30, 2014.

Exercise

The warrants may be exercised upon providing notice of such exercise to the warrant agent and us, the delivery of book entry transfer of the warrants exercised to the warrant agent and full payment of the exercise price for the number of warrants being exercised. As soon as reasonably practicable, certificates representing the shares of Class A or Class B Common Stock purchased will be delivered to the warrantholder, or such shares will be electronically deposited to an account specified in the warrant exercise notice for the account of the warrantholder. The warrants may be exercised in whole or in part.

Payment

The warrantholder shall pay the exercise price in lawful money of the U.S., either by certified or official bank or bank cashier’s check (or, in our discretion, by wire transfer in immediately available funds); provided, however, if at any time the applicable common stock is then listed or admitted for trading on a national securities exchange or an over-the-counter market or comparable system, the warrantholder may elect to satisfy its obligation to pay the exercise price through a “cashless exercise.”

Fractional Shares

No fractional shares will be issued upon exercise of the warrants. If, upon exercise of the warrants, a warrantholder would be entitled to receive a fractional interest in a share, we will, in lieu of issuing factional shares, pay to the warrantholder an amount in cash equal to the product of (i) such fraction of a share of common stock and (ii) the excess of (x) the market price of a share of the common stock over (y) the exercise price.

Adjustment

The exercise price and the number of shares underlying the warrants are subject to appropriate adjustment in the event of stock splits, stock dividends or stock distributions on our common stock, stock combinations or similar events affecting our common stock.

In the event we consummate any recapitalization, reclassification, reorganization, merger, consolidation, sale of all or substantially all of our assets or other transaction in which holders of our common stock are entitled to receive, either directly or upon subsequent liquidation, stock, securities and/or assets with respect to, or in exchange for, our common stock, then following such transaction, the holders of the warrants will be entitled to receive, upon exercise of such warrants, the kind and amount of stock, securities and/or other assets which the holders would have been entitled to receive had they exercised such warrants immediately prior to such transaction. In the event we consummate a transaction which constitutes a change of control event, we or the surviving entity (if other than us) shall make an offer to all warrantholders to purchase all outstanding warrants at a purchase price equal to the value of the warrants as determined by our Board of Directors, based upon the advice of an independent appraiser, using the Black Scholes model as set forth in the warrant agreement. The exercise price of any warrant that is not tendered in acceptance of such offer in connection with the change of control event or in compliance with the procedures set forth in the warrant agreement will be adjusted in accordance with the first sentence of this paragraph. We may elect to make the offer to purchase all outstanding warrants in connection with a change of control event mandatory, in which case all unexercised warrants as of the date of the change of control event will be cancelled and warrantholders shall have no further rights except to receive payment of the purchase price as determined above.

Whenever we take any action that would require an adjustment to the exercise price of the warrants or the number of shares of common stock or other stock, securities and/or assets issuable upon exercise of the warrants, or we are liquidated or dissolved, we will mail to the warrantholders a notice specifying the proposed record date for a dividend or distribution or the proposed effective date of a subdivision, combination, reclassification, consolidation, merger, liquidation or dissolution or other transaction resulting in an adjustment. The notice will be mailed at least 15 days prior to such record date or proposed effective date, as the case may be.

Issuance of Common Stock or Common Stock Equivalents Below Market Price

In the event we offer to all holders of our common stock the right to purchase (i) additional shares of our common stock at a price per share that is less than 90% of the then current market price or (ii) any convertible security or warrant, option or other right to acquire additional shares of our common stock or any convertible security, a “common stock equivalent,” and the price per share which additional shares of our common stock may be issuable thereafter pursuant to the common stock equivalent plus the price payable for the common stock equivalent is less than 90% of the then current market price of our common stock, then each holder of warrants will have the right to participate, on an as-exercised basis, in any such offering pro rata with all holders of our common stock.

Rights as Stockholders

The warrantholders do not have the rights or privileges of holders of Class A or Class B Common Stock, any voting rights or any rights to dividends until they exercise their warrants and receive shares of Class A or Class B Common Stock.

Transfer Agent and Warrant Agent

The transfer agent and registrar for our common stock and warrant agent for our warrants is BNY Mellon Shareowner Services.

Item 12.	Indemnification of Directors and Officers

Section 145 of the General Corporation Law of the State of Delaware, or the DGCL, grants us the authority to indemnify each of our directors and officers against all expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by a director or officer that is made a party to any threatened, pending or completed action, suit or proceeding (whether civil, criminal or otherwise), by reason of the fact that such director or officer is or was a director, officer, employee or agent of ours or by reason of the fact that such director or officer, at our request, is or was serving at any other corporation or other entity, in any capacity, if such director or officer acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, our best interests, and, with respect to any criminal action or proceeding, had no reasonable cause to believe that his or her conduct was unlawful; provided, that in the case of an action, suit or proceeding against a director or officer that is brought by us or in our right, we may indemnify such director or officer only in respect of expenses (including attorneys’ fees) actually and reasonably incurred by such director or officer; provided further, that no such indemnity for expenses may be made with respect to any claim, issue or matter as to which such director or officer shall have been adjudged to be liable to us unless, and only to the extent that, either the Delaware Court of Chancery or the court in which the action, suit or proceeding against such director or officer was brought shall determine upon application that, despite the adjudication of liability to us but in view of all the circumstances of the case, such director or officer is nevertheless fairly and reasonably entitled to indemnity from us for such expenses in an amount deemed proper by such court.

Unless ordered by a court, the determination of whether a then sitting director or officer has met the applicable standard for indemnity, i.e., that the director or officer acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, our best interests, and, with respect to any criminal action or proceeding, had no reasonable cause to believe that his or her conduct was unlawful, shall be made (i) by a majority vote of the directors who are not parties to such action, suit or proceeding, even though less than a quorum, or (ii) by a committee of such directors designated by majority vote of such directors, even though less than a quorum, or (iii) if there are no such directors, or if such directors so direct, by independent legal counsel in a written opinion, or (iv) by our stockholders.

Section 145 of the DGCL also authorizes us to advance expenses (including attorneys’ fees) incurred by a director or officer in defending any action, suit or proceeding against the director or officer prior to a determination of whether the director or officer is actually entitled to indemnity and to purchase insurance for the benefit of a director or officer against any liability that may be incurred by reason of the fact that the insured was or is a director or officer, regardless of whether the liability insured could have legally been indemnified by us.

Pursuant to the authority granted us by Section 145 of the DGCL, we have provided in our amended and restated certificate of incorporation and bylaws for the indemnification of and advancement of expenses to our directors to the fullest extent authorized or permitted by law as from time to time in effect; provided, however, we are required to indemnify, or advance expenses to, any such director in connection with an action, suit, claim or proceeding initiated by such director only if the initiation of such action, suit, claim or proceeding has been authorized or ratified by our Board of Directors. Our bylaws provide that we may, to the extent authorized by our Board of Directors, grant rights of indemnification and the advancement of expenses (including attorney’s fees) to our officers. Our Board of Directors has authorized indemnification of, and advancement of expenses to, our officers serving as such on or after December 1, 2009. The rights authorized by our Board of Directors for the indemnification of, and advancement of expenses to, our officers serving as such on or after December 1, 2009 are the same rights that have been afforded our directors pursuant to our amended and restated certificate of incorporation and bylaws.

The employment agreement between SemManagement, L.L.C., our wholly owned subsidiary, and Norman J. Szydlowski, our President and Chief Executive Officer, provides Mr. Szydlowski with indemnification to the maximum extent permitted by our amended and restated certificate of incorporation and bylaws, provided such indemnification shall be on terms no less favorable than provided to any of our other executive officers or directors pursuant to a separate written indemnification agreement. Pursuant to the employment agreement, we have also agreed to maintain commercially reasonable directors’ and officers’ insurance covering Mr. Szydlowski in such amount and pursuant to such terms as is typical and customary for companies of similar size and nature to us.

We have also purchased a policy of insurance for the benefit of our directors and officers that provides standard liability coverage.

As permitted by Section 102 of the DGCL, our amended and restated certificate of incorporation provides that each of our directors shall not be personally liable to us or our stockholders for monetary damages for breach of fiduciary duty as a director; provided, that a director shall be liable for any breach of such director’s duty of loyalty to us or our stockholders, for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, for liability under Section 174 of the DGCL (involving certain unlawful dividends or stock repurchases), or for any transaction from which such director derived an improper personal benefit.

The limitation of liability in our amended and restated certificate of incorporation, and indemnification provisions in our amended and restated certificate of incorporation and bylaws, may discourage stockholders from bringing a lawsuit against directors for breach of fiduciary duty. These provisions, as well as the indemnification provisions for our officers including those in any employment agreements we may enter into with our officers, also may reduce the likelihood of derivative litigation against directors and officers, even though such an action, if successful, might otherwise benefit us and our stockholders. However, these provisions do not limit or eliminate our rights, or the rights of any stockholder, to seek nonmonetary relief such as an injunction or rescission in the event of a breach of a director’s fiduciary duty. In addition, an investment in us may be adversely affected to the extent we pay the costs of settlement and damage awards pursuant to these indemnification provisions.

Item 13.	Financial Statements and Supplementary Data

The consolidated financial statements and pro forma financial information required to be included in this registration statement appear immediately following the signature page to this registration statement beginning on page F-1. All financial statement schedules are omitted as inapplicable or because the required information is contained in the financial statements or included in the footnotes thereto.

Item 14.	Changes in and Disagreements With Accountants on Accounting and Financial Disclosure

Former Independent Registered Public Accounting Firm

On September 29, 2008, PricewaterhouseCoopers LLP (“PwC”) resigned as the independent registered public accounting firm for SemGroup Corporation, formerly known as SemGroup, L.P. (the “Company”).

The reports of PwC on the financial statements of the Company as of and for the years ended December 31, 2006 and 2007 contained no adverse opinion or disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope or accounting principle.

During the fiscal years ended December 31, 2006 and 2007, and through September 29, 2008, there were no disagreements with PwC on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements if not resolved to the satisfaction of PwC would have caused them to make reference thereto in their reports on the financial statements for such years. However, as of September 29, 2008, the court in the Company’s ongoing bankruptcy proceedings had authorized the appointment of an examiner to investigate various matters, including matters related to the fiscal years ended December 31, 2006 and 2007. In July 2009, management of the Company advised PwC that in connection with its proposed plan of reorganization, management intended for persons to rely on the Company’s financial statements for the year ended December 31, 2007. Accordingly, on July 22, 2009 PwC informed management of the Company that PwC’s audit report dated March 28, 2008 should no longer be associated with the Company’s consolidated financial statements as of and for the years ended December 31, 2006 and 2007 as a result of matters raised in the investigation report dated April 15, 2009 filed by the court-appointed examiner in connection with the Company’s ongoing bankruptcy proceedings.

During the fiscal years ended December 31, 2006 and 2007, and through September 29, 2008, there have been no reportable events (as defined in Item 304(a)(1)(v) of Regulation S-K), except as noted in the next paragraph.

In connection with the audit of the Company’s financial statements as of and for the year ended December 31, 2006, PwC communicated to the Company’s management a material weakness in the Company’s internal control over financial reporting. A “material weakness” is a control deficiency, or a combination of control deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected. In connection with the Company’s financial close process, the growth in scope and complexity of the Company’s operations increased the difficulty in completing financial statements on a timely basis and allowing sufficient time for appropriate supervisory review of the financial results. As a result, adjustments to the financial statements were not identified prior to audit. This material weakness was subsequently resolved.

The Company has requested that PwC furnish it with a letter addressed to the Securities and Exchange Commission stating whether or not it agrees with the above statements. A copy of such letter is filed as Exhibit 16 to this registration statement.

Current Independent Registered Public Accounting Firm

We first engaged BDO USA, LLP (formerly known as BDO Seidman, LLP) (“BDO”) on December 3, 2008, to audit our consolidated balance sheet at December 31, 2008, and the consolidated statements of operations and comprehensive income, changes in partners’ capital and cash flows for the year then ending. We did not consult with BDO during the years ended December 31, 2007 and 2006 and the subsequent interim period prior to December 3, 2008 regarding (i) the application of accounting principles to a specified transaction, either completed or proposed; or the type of audit opinion that might be rendered on our consolidated financial statements, and neither a written report was provided to us nor oral advice was provided that BDO concluded was an important factor considered by us in reaching a decision as to the accounting, auditing or financial reporting issue; or (ii) any matter that was either the subject of a “disagreement,” as that term is defined in Item 304(a)(1)(iv) of Regulation S-K and the related instructions, or a “reportable event,” as that term is described in Item 304(a)(1)(v) of Regulation S-K.

We later engaged BDO to audit our consolidated balance sheets at December 31, 2009 and 2008, and the consolidated statements of operations and comprehensive income, owners’ equity and cash flows for the three years ended December 31, 2009. These financial statements, along with BDO’s audit report thereon, are included in this registration statement following the signature page to this registration statement beginning on page F-1.

Item 15.	Financial Statements and Exhibits

(a) Financial Statements. The consolidated financial statements and pro forma financial information included in this registration statement are listed on page F-1, which follows the signature page to this registration statement.

(b) Exhibits. The following exhibits are filed as exhibits hereto:

Exhibit Number	Description

2.1*	Fourth Amended Joint Plan of Affiliated Debtors filed with the United States Bankruptcy Court for the District of Delaware on October 27, 2009.

3.1*	Amended and Restated Certificate of Incorporation, dated as of November 30, 2009, of SemGroup Corporation.

3.2*	Amended and Restated Bylaws, dated as of November 30, 2009, of SemGroup Corporation.

4.1*	Form of stock certificate for our Class A Common Stock, par value $0.01 per share.

4.2*	Form of stock certificate for our Class B Common Stock, par value $0.01 per share.

4.3*	Warrant Agreement dated as of November 30, 2009, by and between SemGroup Corporation and Mellon Investor Services, LLC.

4.4*	Form of warrant certificate.

10.1*	Credit Agreement (the “Credit Facility”) dated as of November 30, 2009, by and among SemGroup Corporation, SemCrude, L.P., SemStream, L.P, SemCams ULC, SemCanada Crude Company and SemGas, L.P., as borrowers, and the several revolving lenders from time to time parties thereto, the several credit-linked lenders from time to time parties thereto, BNP Paribas, as Administrative Agent and as Collateral Agent, BNP Paribas Securities Corp., Banc of America Securities LLC and Calyon New York Branch, as Joint Lead Arrangers, Bank of America, N.A., as Syndication Agent, and Calyon New York Branch, as Documentation Agent.

10.2*	First Amendment to the Credit Facility dated as of January 7, 2010.

10.3*	Term Loan Credit Agreement (the “Term Loan Facility”) dated as of November 30, 2009, by and among SemGroup Corporation, as Borrowers’ Agent and a borrower, and SemCrude, L.P., SemStream, L.P, SemCams ULC, SemCanada Crude Company and SemGas, L.P., as borrowers, and the several lenders from time to time parties thereto, and Bank of America, N.A., as Administrative Agent and as Collateral Agent.

10.4*	Credit Agreement (the “SCPL Term Loan Facility”) dated as of November 30, 2009, by and among SemCrude Pipeline, L.L.C., as borrower, the lenders party thereto, General Electric Capital Corporation, as Administrative Agent, and GE Capital Markets, Inc., as Sole Lead Arranger and Bookrunner.

Exhibit Number	Description

10.5*	Senior Term Facility Agreement (the “SemLogistics Term Loan Facility”) dated as of November 30, 2009, by and among SemLogistics Milford Haven Limited, as borrower, the lenders party thereto, and BNP Paribas, as Mandated Lead Arranger, Facility Agent and Security Agent.

10.6*	SemGroup Corporation Board of Directors Compensation Plan.

10.7*	SemGroup Corporation Nonexecutive Directors’ Compensation Deferral Program.

10.8*	SemGroup Corporation Equity Incentive Plan.

10.9*	SemGroup Corporation Equity Incentive Plan Form of Restricted Stock Award Agreement for Directors.

10.10*	SemGroup Corporation Equity Incentive Plan Form of Restricted Stock Award Agreement for executive officers and employees in the United States.

10.11*	Employment Agreement dated as of November 30, 2009, by and among SemManagement, L.L.C., SemGroup Corporation and Norman J. Szydlowski.

10.12*	Letter Amendment dated March 18, 2010, by and among SemManagement, L.L.C., SemGroup Corporation and Norman J. Szydlowski, amending the Employment Agreement dated as of November 30, 2009.

10.13*	Form of Severance Agreement between SemGroup Corporation and each of its executive officers other than Norman J. Szydlowski and David B. Gorte.

10.14*	SemGroup Corporation Equity Incentive Plan Form of Retention Award Agreement for certain executive officers.

16*	Letter from PricewaterhouseCoopers LLP dated May 12, 2010.

21*	Subsidiaries of SemGroup Corporation.

*	Previously filed as an exhibit to this registration statement.

Signatures

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this amendment no. 3 to registration statement on Form 10 to be signed on its behalf by the undersigned, thereunto duly authorized, on August 20, 2010.

SEMGROUP CORPORATION

By:	/s/ NORMAN J. SZYDLOWSKI
Norman J. Szydlowski President and Chief Executive Officer

Index to Financial Statements

Page
SemGroup Corporation and SemGroup, L.P.:

Historical audited financial statements:
Report of Independent Registered Public Accounting Firm	F-2
Consolidated Balance Sheets as of December 31, 2009 and 2008	F-3

Consolidated Statements of Operations and Comprehensive Income (Loss) for the month ended December  31, 2009 (SemGroup Corporation), the eleven months ended November 30, 2009 (SemGroup, L.P.), and the years ended December 31, 2008 and 2007 (SemGroup, L.P.)

F-4

Consolidated Statements of Changes in Owners’ Equity (Deficit) for the month ended December  31, 2009 (SemGroup Corporation), the eleven months ended November 30, 2009 (SemGroup, L.P.), and the years ended December 31, 2008 and 2007 (SemGroup, L.P.)

F-5

Consolidated Statements of Cash Flows for the month ended December  31, 2009 (SemGroup Corporation), the eleven months ended November 30, 2009 (SemGroup, L.P.), and the years ended December 31, 2008 and 2007 (SemGroup, L.P.)

F-6
Notes to Consolidated Financial Statements	F-7

Historical interim unaudited financial statements:
Condensed Consolidated Balance Sheets as of June 30, 2010 and December 31, 2009	F-79
Condensed Consolidated Statements of Operations and Comprehensive Loss for the three months and six months ended June 30, 2010 (SemGroup Corporation) and 2009 (SemGroup, L.P.)	F-80
Condensed Consolidated Statements of Cash Flows for the six months ended June 30, 2010 (SemGroup Corporation) and 2009 (SemGroup, L.P.)	F-81
Notes to Condensed Consolidated Financial Statements	F-82

Unaudited Pro Forma Statement of Operations:
Introduction	F-108
Unaudited Pro Forma Consolidated Statement of Operations for the eleven months ended November 30, 2009 (SemGroup, L.P.)	F-109
Notes to Unaudited Pro Forma Consolidated Statement of Operations	F-110

SemCAMS and SemCanada Crude:

Historical audited financial statements:
Independent Auditors’ Report	F-111
Combined Statement of Operations and Comprehensive Income for the eleven months ended November 30, 2009	F-112
Combined Statement of Cash Flows for the eleven months ended November 30, 2009	F-113
Notes to Combined Financial Statements	F-114

Report of Independent Registered Public Accounting Firm

Board of Directors and Stockholders

SemGroup Corporation

Tulsa, Oklahoma

We have audited the accompanying consolidated balance sheets of SemGroup Corporation (formerly SemGroup, L.P.) (the “Company”) as of December 31, 2009 (Successor) and 2008 (Predecessor) and the related consolidated statements of operations and comprehensive income (loss), owners’ equity (deficit), and cash flows for the one month ended December 31, 2009 (Successor) and for the eleven months ended November 30, 2009 and for each of the two years in the period ended December 31, 2008 (Predecessor). These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of SemGroup Corporation (formerly SemGroup, L.P.) at December 31, 2009 (Successor) and 2008 (Predecessor), and the consolidated results of its operations and its cash flows for the one month ended December 31, 2009 (Successor) and the eleven months ended November 30, 2009 and for each of the two years in the period ended December 31, 2008 (Predecessor), in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 8 to the consolidated financial statements, effective November 30, 2009, the Company emerged from bankruptcy and applied fresh-start accounting. As a result, the consolidated balance sheet as of December 31, 2009 and the related statements of consolidated operations and cash flows for the one month ended December 31, 2009, are presented on a different basis than that for the periods before fresh-start and, therefore, are not comparable. Additionally, as discussed in Note 3 to the consolidated financial statements, the Company changed its method of accounting for noncontrolling interests on January 1, 2009, due to the adoption of Financial Accounting Standards Board ASC 810, Consolidation.

/s/ BDO USA, LLP

BDO USA, LLP (formerly known as BDO Seidman, LLP)

Dallas, Texas

April 30, 2010

SEMGROUP CORPORATION

Consolidated Balance Sheets

(Dollars in thousands)

	Successor	Predecessor
	December 31, 2009	December 31 2008
ASSETS
Current assets:
Cash and cash equivalents	$41,917	$605,350
Restricted cash	245,799	—
Accounts receivable (net of allowance of $617 and $3,389 at December 31, 2009 and 2008, respectively)	218,279	115,079
Receivable from affiliates (net of allowance of $322,439 at December 31, 2008)	—	71,179
Inventories	166,705	82,524
Current assets of discontinued operations	2,634	141,775
Other current assets	115,393	52,279

Total current assets	790,727	1,068,186

Property, plant and equipment (net of accumulated depreciation of $4,563 and $83,964 at December 31, 2009 and 2008, respectively)	1,041,379	652,254
Other receivables (net of allowance of $18,397 at December 31, 2008)	—	633,841
Investments in non-consolidated subsidiaries	—	102,598
Goodwill	186,844	43,607
Other intangible assets (net of accumulated amortization of $4,220 and $9,157 at December 31, 2009 and 2008, respectively)	130,612	16,869
Note receivable from affiliate (net of allowance of $81,585 at December 31, 2008)	—	132,571
Noncurrent assets of discontinued operations	—	106,894
Other assets, net	60,451	20,216

Total assets	$2,210,013	$2,777,036

LIABILITIES AND OWNERS’ EQUITY (DEFICIT)

Current liabilities:
Accounts payable	$177,352	$36,314
Accrued liabilities	46,674	50,636
Payables to pre-petition creditors	285,700	—
Other current liabilities	34,662	19,441
Current liabilities of discontinued operations	12,656	11,264
Current portion of long-term debt	20,719	179,720

Total current liabilities	577,763	297,375

Liabilities subject to compromise	—	5,249,979

Long-term debt	499,213	426
Deferred income taxes	98,246	34,327
Noncurrent liabilities of discontinued operations	—	1,232
Other noncurrent liabilities	56,534	243
Investment in SemGroup Holdings (Note 4)	—	613,935

Commitments and contingencies (Note 16)

SemGroup owners’ equity (deficit)
Common stock (Note 17)	414	—
Additional paid-in capital	1,017,498	—
Accumulated deficit	(37,892)	—
Partners’ capital	—	(3,382,622)
Accumulated other comprehensive loss	(3,334)	(40,071)

Total SemGroup owners’ equity (deficit)	976,686	(3,422,693)

Noncontrolling interests in consolidated subsidiaries	1,571	2,212

Total owners’ equity (deficit)	978,257	(3,420,481)

Total liabilities and owners’ equity (deficit)	$2,210,013	$2,777,036

The accompanying notes are an integral part of these consolidated financial statements.

SEMGROUP CORPORATION

Consolidated Statements of Operations and Comprehensive Income (Loss)

(Dollars in thousands, except net loss per common share)

	Successor	Predecessor
	Month ended December 31, 2009	Eleven Months ended November 30, 2009	Year Ended December 31, 2008	Year Ended December 31, 2007
Revenues:
Product	$132,005	$800,265	$6,499,425	$6,877,064
Service	17,131	99,134	124,732	140,784
Other	8,192	1,836	82,491	129,103

Total Revenue	157,328	901,235	6,706,648	7,146,951

Expenses:
Costs of products sold, exclusive of depreciation and amortization shown below	140,036	744,173	7,206,331	6,914,125
Operating	16,287	41,919	468,377	265,948
General and administrative	8,490	36,577	112,821	199,728
Depreciation and amortization	8,791	38,974	86,990	90,462
Losses on disposal or impairment of long-lived assets, net	23,119	13,625	71,718	15,261

Total expenses	196,723	875,268	7,946,237	7,485,524

Operating income (loss)	(39,395)	25,967	(1,239,589)	(338,573)

Other expense (income):
Interest expense (excluding compromised interest of $220,953 and $105,290 for the eleven months ended November 30, 2009 and the year ended December 31, 2008, respectively)	7,169	12,041	110,789	105,169
Foreign currency transaction loss (gain)	(678)	(3,950)	12,879	(17,937)
Other expense (income), net	(545)	(4,742)	(13,249)	(57,217)

Total other expenses	5,946	3,349	110,419	30,015

Income (loss) from continuing operations before reorganization items and income taxes	(45,341)	22,618	(1,350,008)	(368,588)

Reorganization items gain (loss) (Note 8)	—	3,532,443	(411,601)	—

Income (loss) from continuing operations before income taxes	(45,341)	3,555,061	(1,761,609)	(368,588)

Income tax expense (benefit)	(7,209)	6,310	48,497	(6,493)

Income (loss) from continuing operations	(38,132)	3,548,751	(1,810,106)	(362,095)

Income (loss) from discontinued operations, net of income taxes	215	(154,672)	(1,018,921)	(236,235)

Net income (loss)	(37,917)	3,394,079	(2,829,027)	(598,330)

Less: net income (loss) attributable to noncontrolling interests	(25)	(505)	22,855	6,854

Net income (loss) attributable to SemGroup	$(37,892)	$3,394,584	$(2,851,882)	$(605,184)

Net income (loss)	$(37,917)	$3,394,079	$(2,829,027)	$(598,330)

Other comprehensive income (loss):
Foreign currency translation adjustment	(4,180)	28,109	(128,188)	47,214
Other, net of income tax	846	—	80	1,504

Total other comprehensive income (loss)	(3,334)	28,109	(128,108)	48,718

Comprehensive income (loss)	(41,251)	3,422,188	(2,957,135)	(549,612)

Less: comprehensive income (loss) attributable to noncontrolling interests	(25)	(505)	22,855	6,854

Comprehensive income (loss) attributable to SemGroup	$(41,226)	$3,422,693	$(2,979,990)	$(556,466)

Net loss per common share - basic and diluted (Note 17)	$(0.92)

The accompanying notes are an integral part of these consolidated financial statements.

SEMGROUP CORPORATION

Consolidated Statements of Changes in Owners’ Equity (Deficit)

(Dollars in thousands)

	Partners’ Capital	Common Stock	Additional Paid-in Capital	Accumulated Deficit	Accumulated Other Comprehensive Income (Loss)	Noncontrolling Interests	Total Owners’ Equity (Deficit)

Balance, December 31, 2006 (Predecessor)	$317,076	$—	$—	$—	$42,413	$—	$359,489

Net income (loss)	(605,184)	—	—	—	—	6,854	(598,330)

Other comprehensive income	—	—	—	—	45,624	—	45,624

Capital contributions	—	—	—	—	—	2,216	2,216

Distributions	(132,706)	—	—	—	—	(3,698)	(136,404)

Equity - based compensation	—	—	—	—	—	1,204	1,204

Options exercised	9,481	—	—	—	—	—	9,481

Initial public offering of SemGroup Energy Partners	(18,846)	—	—	—	—	313,035	294,189

Balance at December 31, 2007 (Predecessor)	(430,179)	—	—	—	88,037	319,611	(22,531)

Net income (loss)	(2,851,882)	—	—	—	—	22,855	(2,829,027)

Other comprehensive loss	—	—	—	—	(128,108)	—	(128,108)

Capital contributions	—	—	—	—	—	27,088	27,088

Distributions	(100,267)	—	—	—	—	(13,586)	(113,853)

Equity - based compensation	—	—	—	—	—	1,364	1,364

Public offering of SemGroup Energy Partners interests	—	—	—	—	—	157,823	157,823

Deconsolidation of subsidiaries	—	—	—	—	—	(512,943)	(512,943)

Other	(294)	—	—	—	—	—	(294)

Balance at December 31, 2008 (Predecessor)	(3,382,622)	—	—	—	(40,071)	2,212	(3,420,481)

Net income (loss), prior to implementation of Plan of Reorganization	(214,616)	—	—	—	—	(201)	(214,817)

Other comprehensive income	—	—	—	—	28,109	—	28,109

Distributions	—	—	—	—	—	(86)	(86)

Balances prior to cancellation of Predecessor equity and fresh-start reporting	(3,597,238)	—	—	—	(11,962)	1,925	(3,607,275)

Cancellation of Predecessor equity, implementation of Plan of Reorganization, and fresh-start reporting	3,597,238				11,962	(304)	3,608,896

Issuance of Successor equity	—	414	1,017,264	—	—	—	1,017,678

Balance at November 30, 2009 (Successor)	—	414	1,017,264	—	—	1,621	1,019,299

Net loss	—	—	—	(37,892)	—	(25)	(37,917)

Other comprehensive loss	—	—	—	—	(3,334)	—	(3,334)

Distributions	—	—	—	—	—	(25)	(25)

Share-based compensation expense	—	—	234	—	—	—	234

Balance at December 31, 2009 (Successor)	$—	$414	$1,017,498	$(37,892)	$(3,334)	$1,571	$978,257

The accompanying notes are an integral part of these consolidated financial statements.

SEMGROUP CORPORATION

Consolidated Statements of Cash Flows

(Dollars in thousands)

	Successor	Predecessor
	Month ended December 31, 2009	Eleven Months ended November 30, 2009	Year Ended December 31, 2008	Year Ended December 31, 2007
Cash flows from operating activities:
Net income (loss)	$(37,917)	$3,394,079	$(2,829,027)	$(598,330)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Net unrealized loss (gain) related to derivative instruments	7,113	24,118	955,357	(130,806)
Depreciation and amortization	8,792	45,022	120,930	125,762
Loss on disposal or impairment of long-lived assets	23,119	13,493	364,197	16,539
Amortization and write down of debt issuance costs	1,028	1,618	9,908	11,839
Non-cash reorganization items	—	(4,266,588)	584,162	—
Deferred tax expense (benefit)	(5,692)	(1,350)	15,803	(26,548)
Non-cash compensation expense	234	—	4,684	6,431
Provision for uncollectible accounts receivable	—	16,648	9,947	2,228
Earnings in non-consolidated subsidiaries	—	—	(2,290)	202
Foreign currency (gain) loss	(68)	(6,445)	31,174	(19,005)
Changes in operating assets and liabilities (Note 21)	198	229,953	783,649	(63,181)

Net cash provided by (used in) operating activities	(3,193)	(549,452)	48,494	(674,869)

Cash flows from investing activities:
Acquisitions, net of cash acquired	—	—	(79,107)	(115,692)
Capital expenditures	(7,700)	(90,382)	(357,690)	(264,837)
Proceeds from sale of long-lived assets	—	75,486	2,812	2,984
Proceeds from sale of investments	—	—	12,174	—
Investments in non-consolidated subsidiaries	—	—	(2,842)	(29,821)
Proceeds from sale of investments in non-consolidated subsidiaries	—	3,901	146,186	—
Purchase of marketable securities	—	—	—	(18,560)
Re-consolidation (de-consolidation) of subsidiaries (Note 4)	—	17,541	(160,632)	—
Other	(268)	(1,529)	917	(2,189)

Net cash provided by (used in) investing activities	(7,968)	5,017	(438,182)	(428,115)

Cash flows from financing activities:
Debt issuance costs	—	(6,228)	(9,724)	(6,263)
Borrowings on debt and other obligations	—	114,529	6,010,902	6,493,423
Principal payments on debt and other obligations	(13,953)	(101,876)	(5,079,141)	(5,595,492)
Proceeds from sale of Partnership units	—	—	—	9,481
Net proceeds from sale of limited partner units of SemGroup Energy Partners	—	—	156,725	294,184
Distributions	(25)	(86)	(113,853)	(136,404)
Capital contributions	—	—	27,088	2,049

Net cash provided by (used in) financing activities	(13,978)	6,339	991,997	1,060,978

Effect of exchange rate changes on cash and cash equivalents	(642)	444	(30,284)	(3,443)

Net increase (decrease) in cash and cash equivalents	(25,781)	(537,652)	572,025	(45,449)
Cash and cash equivalents at beginning of period	67,698	605,350	33,325	78,774

Cash and cash equivalents at end of period	$41,917	$67,698	$605,350	$33,325

The accompanying notes are an integral part of these consolidated financial statements.

SEMGROUP CORPORATION

Notes to Consolidated Financial Statements

1. OVERVIEW

SemGroup Corporation, which has its headquarters in Tulsa, Oklahoma, owns a portfolio of businesses in the energy industry. SemGroup Corporation began operations on November 30, 2009 as the successor entity of SemGroup, L.P., which was an Oklahoma limited partnership.

On July 22, 2008 (the “Petition Date”), SemGroup, L.P. and certain of its subsidiaries filed petitions for reorganization (the “Bankruptcy Petition”) under Chapter 11 of the U.S. Bankruptcy Code. Also on July 22, 2008, SemGroup, L.P.’s Canadian subsidiaries filed applications for creditor protection in Canada under the Companies’ Creditors Arrangement Act (the “CCAA”). Later during 2008, certain other U.S. subsidiaries filed petitions for reorganization.

During the Reorganization Process, the Company filed a Plan of Reorganization with the Court, which was confirmed on October 28, 2009. The Plan of Reorganization determined, among other things, how pre-Petition Date obligations would be settled, the equity structure of the reorganized company upon emergence, and the financing arrangements upon emergence. SemGroup Corporation emerged from bankruptcy protection on November 30, 2009 (the “Emergence Date”).

The accompanying consolidated financial statements include the activities of SemGroup Corporation (the “Successor”) from November 30, 2009 through December 31, 2009 and the activities of SemGroup, L.P. (the “Predecessor”) from January 1, 2007 through November 30, 2009. Use of the term the “Company” in this document refers both to SemGroup Corporation and to SemGroup, L.P. As described in Note 3, the Company applied fresh-start reporting on the Emergence Date. As a result, the financial statements of the Successor are not comparable to the financial statements of the Predecessor.

The reorganized Company’s segments include the following:

•	SemCrude, which conducts crude oil transportation, storage, terminalling, gathering, blending, and marketing operations in the United States. SemCrude’s assets include:

•	a 527-mile pipeline that transports crude oil from Platteville, Colorado to Cushing, Oklahoma (“White Cliffs Pipeline”);

•

a 620-mile pipeline network in Kansas and Oklahoma that transports crude oil from producing wells and third-party pipeline connections to several refineries and to a storage facility in Cushing, Oklahoma; and

•	a crude oil storage facility in Cushing, Oklahoma with a capacity of 4.2 million barrels.

•	SemCanada Crude, which purchases, aggregates, blends, and sells crude oil in Western Canada and the Northern United States.

•	SemStream, which purchases, stores, and sells natural gas liquids in the United States. SemStream operates eleven terminals in the United States and leases a fleet of approximately 350 rail cars.

•

SemGas, which provides natural gas gathering and processing services in the United States. SemGas owns and operates over 800 miles of gathering pipelines in Kansas, Oklahoma, and Texas and three processing plants in Oklahoma and Texas.

SEMGROUP CORPORATION

Notes to Consolidated Financial Statements—(Continued)

1. OVERVIEW, Continued

•

SemCAMS, which provides natural gas gathering and processing services in Alberta, Canada. SemCAMS owns working interests in, and operates, four natural gas processing plants and a network of 600 miles of natural gas gathering and transportation pipelines.

•	SemLogistics, which provides refined products storage services in the United Kingdom. SemLogistics owns a facility in Wales that has a storage capacity of approximately 8.7 million barrels.

•	SemMexico, which purchases, produces, stores, and distributes liquid asphalt cement products in Mexico. SemMexico operates eleven manufacturing plants and two emulsion distribution terminals.

The Company sold or disposed of numerous assets during 2008 and 2009, including:

•	SemFuel, a refined products marketing and storage business in the United States;

•	SemMaterials, an asphalt processing, storage, and marketing business in the United States;

•	SemEuro Supply, a refined products marketing business in Europe;

•	SemCanada Energy, a natural gas marketing business in Canada;

•	SemGroup Energy Partners, L.P. (“SemGroup Energy Partners” or “SGLP”), a crude oil and asphalt storage business in the United States;

•	Wyckoff Gas Storage (“Wyckoff”), a 51% owned venture to develop a natural gas storage facility;

•	investments in Niska Gas Storage GS Holdings I, L.P. and Niska GS Holdings II, L.P. (collectively, “Niska”), which conducted natural gas storage operations;

•	an investment in WesPac Energy LLC (“WesPac”), which was in development stage; and

•	certain other businesses, none of which were significant to the Company’s consolidated financial statements.

2. CONSOLIDATION AND BASIS OF PRESENTATION

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States.

Consolidated subsidiaries

The Company’s consolidated financial statements include the accounts of the Company and its controlled subsidiaries. All significant transactions between the Company’s consolidated subsidiaries are eliminated. Outside ownership interests in consolidated subsidiaries are reported as noncontrolling interests in the financial statements.

SEMGROUP CORPORATION

Notes to Consolidated Financial Statements—(Continued)

2. CONSOLIDATION AND BASIS OF PRESENTATION, Continued

Proportionally consolidated assets

The Company owns undivided interests in certain natural gas gathering and processing assets, for which the Company records only its proportionate share of the assets in the consolidated balance sheets. The property, plant and equipment recorded by the Company associated with these undivided interests, which relate primarily to SemCAMS, was approximately $174.0 million at December 31, 2009. The Company serves as operator of these facilities, and incurs the costs of operating the facilities (recorded as operating expenses in the consolidated statements of operations) and charges the other owners for their proportionate share of the costs (recorded as other revenue in the consolidated statements of operations).

Cost method investments

The Company lost control of several of its subsidiaries as a direct or indirect result of the bankruptcy petitions, including all Canadian subsidiaries, SemGroup Holdings, L.P. (which held the Company’s ownership interests in SemGroup Energy Partners), and Wyckoff. These subsidiaries were de-consolidated during 2008 and subsequently accounted for as cost method investments, reported within investments in non-consolidated subsidiaries on the December 31, 2008 consolidated balance sheet. The Company regained control of SemCAMS and SemCanada Crude (the “Emerging Canadian Entities”) on the Emergence Date, and consolidated these subsidiaries again beginning on that date.

Discontinued operations

As part of the process of reorganizing to emerge from bankruptcy protection (the “Reorganization Process”), the Company disposed of certain of its operations. As described in Note 6, SemFuel, SemMaterials, and SemEuro Supply met the criteria to be classified as discontinued operations in the consolidated financial statements.

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

USE OF ESTIMATES – The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts and disclosures in the financial statements. The Company’s significant estimates include, but are not limited to: (1) allowances for doubtful accounts receivable; (2) estimated useful lives of assets, which impacts depreciation; (3) estimated fair values of long-lived assets recorded in fresh-start reporting; (4) estimated fair values of long-lived assets used in impairment tests; (5) fair values of derivative instruments; and (6) accrual and disclosure of contingent losses. Although management believes these estimates are reasonable, actual results could differ materially from these estimates.

FRESH-START REPORTING – As described in Note 8, the Company adopted fresh-start reporting on the Emergence Date. In connection with fresh-start reporting, the Company recorded the following at the Emergence date:

•	assets, at their estimated fair values;

•	goodwill, to the extent the Company’s reorganization value (described in Note 8) exceeded the amounts attributed to specific tangible or identified intangible assets;

SEMGROUP CORPORATION

Notes to Consolidated Financial Statements—(Continued)

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, Continued

•	liabilities, at their fair values; and

•	deferred tax liabilities, based on the adjusted balances of the assets to which they relate.

The adoption of fresh-start reporting on the Emergence Date resulted in a change from the accounting policies described elsewhere in this Note.

CASH AND CASH EQUIVALENTS – Cash includes currency on hand and demand and time deposits with banks or other financial institutions. Cash equivalents include highly liquid investments with maturities of three months or less at the date of purchase. Balances at financial institutions may, at times, exceed federally insured limits.

RESTRICTED CASH – As described in Note 8, the Company’s Plan of Reorganization specified the total amount of consideration the Company would provide to all pre-petition creditors in settlement of their claims. At December 31, 2009, the Company had not yet completed the process of disbursing funds to settle pre-petition claims, as the Company has not yet completed the process of evaluating all of the claims. The December 31, 2009 restricted cash balance includes $229.1 million that is restricted for this purpose. The December 31, 2009 restricted cash balance also includes $16.7 million of cash that, under the terms of a contract, is restricted until the Company completes work on a specified project.

ACCOUNTS RECEIVABLE – Accounts receivable are reported net of the allowance for doubtful accounts. The Company’s assessment of the allowance for doubtful accounts is based on several factors, including the overall creditworthiness of the customers, existing economic conditions, and the amount and age of past due accounts. The Company enters into netting arrangements with a significant number of its counterparties, which helps mitigate credit risk. Receivables subject to netting are presented as gross receivables (and the related accounts payable are also presented gross) until such time as the balances are net settled. Receivables are considered past due if full payment is not received by the contractual due date. Past due accounts are generally written off against the allowance for doubtful accounts only after all collection attempts have been exhausted.

RECEIVABLE FROM AFFILIATES – As described in Note 4, during 2008, the Company lost control of, and therefore de-consolidated, several of its subsidiaries, including SemCAMS, SemCanada Crude, Wyckoff, and SemGroup Holdings, L.P. (“SemGroup Holdings”). At December 31, 2008, the Company had a note receivable of $132.6 million from SemCAMS (net of an allowance of $81.6 million), an additional $62.0 million receivable from SemCAMS and SemCanada Crude (net of an allowance of $36.9 million), a $9.1 million receivable from SemGroup Holdings, and a $0.1 million receivable from Wyckoff. During 2009, the receivables from SemGroup Holdings and Wyckoff were determined to be uncollectable. The accounts and notes receivable from SemCAMS and SemCanada Crude survived the Reorganization Process and are eliminated in consolidation with the Company beginning on November 30, 2009.

At December 31, 2008, the Company had a receivable of $285.5 million from an entity owned by a former officer of the Company, but this amount was fully offset by an allowance for uncollectable accounts. At the Emergence Date, the Company’s rights to this receivable were transferred to pre-petition creditors.

SEMGROUP CORPORATION

Notes to Consolidated Financial Statements—(Continued)

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, Continued

INVENTORIES – Inventories primarily consist of natural gas and natural gas liquids, crude oil, and asphalt. Inventories are valued at the lower of cost or market, with cost generally determined using the weighted average method. The cost of inventory includes applicable transportation costs.

The Company enters into exchanges with third parties whereby the Company acquires products that differ in location, grade, or delivery date from products the Company has available for sale. These exchanges are valued at cost, and although a transportation, location or product differential may be recorded, generally no gain or loss is recognized.

Inventories of continuing operations consist of the following (in thousands):

	Successor	Predecessor
	December 31,	December 31,
	2009	2008
Natural gas and natural gas liquids	$134,433	$59,671
Crude oil	23,982	17,779
Asphalt and residual fuels	8,290	4,377
Other	—	697

	$166,705	$82,524

PROPERTY, PLANT AND EQUIPMENT – Property, plant and equipment are recorded at cost (although, as described above, property, plant and equipment was adjusted to fair value at November 30, 2009 upon adoption of fresh-start reporting). The Company capitalizes costs that extend or increase the future economic benefits of property, plant and equipment, and expenses maintenance costs that do not. The Company includes within the cost of property, plant and equipment interest costs incurred while an asset is being constructed. SemGroup, L.P. capitalized $2.6 million, $10.8 million and $5.9 million of interest costs during the eleven months ended November 30, 2009 and the years ended December 31, 2008 and 2007, respectively. When assets are disposed of, the cost and related accumulated depreciation are removed from the balance sheet, and any resulting gain or loss is recorded in losses on disposal or impairment of long-lived assets in the consolidated statements of operations.

Depreciation is calculated primarily on the straight-line method over the following estimated useful lives:

Pipelines and related facilities	10 – 31	years
Storage and terminal facilities	10 – 25	years
Transportation equipment and injection stations	3 – 10	years
Office property and equipment and other	3 – 15	years

LINEFILL – Pipelines and storage facilities generally require a minimum volume of product in the system to enable the system to operate. Such product, known as linefill, is generally not available to be withdrawn from the system. Linefill owned by the Company in facilities operated by the Company is recorded at historical cost, is included in property, plant and equipment in the consolidated balance sheets, and is not depreciated. The Company also owns linefill in third party facilities, which is included in inventory or in other noncurrent assets in the consolidated balance sheets.

SEMGROUP CORPORATION

Notes to Consolidated Financial Statements—(Continued)

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, Continued

IMPAIRMENT OF LONG-LIVED ASSETS – The Company tests long-lived asset groups for impairment when events or circumstances indicate that the net book value of the asset group may not be recoverable. The Company tests an asset group for impairment by estimating the undiscounted cash flows expected to result from its use and eventual disposition. If the estimated undiscounted cash flows are lower than the net book value of the asset group, the Company then estimates the fair value of the asset group and records a reduction to the net book value of the assets and a corresponding impairment loss.

GOODWILL – The Company tests goodwill for impairment on an annual basis, or more often if circumstances warrant, by estimating the fair value of the asset group to which the goodwill relates and comparing this fair value to the net book value of the asset group. If fair value is less than net book value, the Company estimates the implied fair value of goodwill, reduces the book value of the goodwill to the implied fair value, and records a corresponding impairment loss. Prior to the Emergence Date, SemGroup L.P.’s policy was to test goodwill for impairment on December 31 of each year. Subsequent to the Emergence Date, SemGroup Corporation’s policy is to test goodwill for impairment on October 1 of each year.

OTHER NONCURRENT RECEIVABLES – At December 31, 2008, there were certain parties with which the Company had both accounts receivable and accounts payable. As a result of the Bankruptcy Petition, certain of these parties claimed the right to offset their receivables from the Company against their payables to the Company. The accounts receivable from these parties are recorded as other noncurrent receivables in the December 31, 2008 consolidated balance sheet, net of an $18.4 million allowance for uncollectable accounts. Liabilities to these parties are recorded as liabilities subject to compromise in the December 31, 2008 consolidated balance sheet. During 2009, the Company reached settlements with many of these parties whereby the Company’s receivables from these parties were netted against the Company’s payables to them. Certain other receivables were reclassified to accounts receivable (current), with equal amounts classified as payables to pre-petition creditors (described below). The remaining balances were determined not to be collectable, and no value was assigned to them in fresh-start reporting.

DERIVATIVE INSTRUMENTS – The Company generally records the fair value of derivative transactions on the consolidated balance sheet and the change in fair value as an increase or decrease to product revenue (for commodity and currency derivatives) or interest expense (for interest rate derivatives).

As shown in Note 13, the fair value of derivatives at December 31, 2009 and 2008 are recorded to other current assets or other current liabilities on the consolidated balance sheets. Related margin deposits are recorded to other current assets or other current liabilities on the consolidated balance sheets. No margin deposits have been netted against derivative assets or liabilities at December 31, 2009 or 2008.

The fair value of a derivative contract is determined based on the nature of the transaction and the market in which the transaction was executed. Quoted market prices, when available, are used to value derivative transactions. In situations where quoted market prices are not readily available, the Company estimates the fair value using other valuation techniques that reflect the best information available under the circumstances. Fair value measurements of derivative assets include consideration of counterparty credit risk.

SEMGROUP CORPORATION

Notes to Consolidated Financial Statements—(Continued)

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, Continued

The Company has elected “normal purchase” and “normal sale” treatment for certain commitments to purchase or sell petroleum products at fixed prices at specified future dates. This election is only available when a transaction is expected to result in physical delivery of product over a reasonable period in the normal course of business and is not expected to be net settled.

Agreements accounted for under this election are not recorded at fair value; instead, the transaction is recorded when the product is delivered.

LIABILITIES SUBJECT TO COMPROMISE – As described in Note 8, upon filing for bankruptcy protection, certain claims against the Company were stayed, pending resolution of the amount of consideration the claimants would receive in the Reorganization Process. At December 31, 2008, the Company recorded as liabilities subject to compromise on the consolidated balance sheet the Company’s estimate of the total amount of valid claims that were expected not to be paid in full. All liabilities subject to compromise were settled or extinguished in the Reorganization Process.

PAYABLES TO PRE-PETITION CREDITORS – As described in Note 8, the Company’s Plan of Reorganization specified the total amount of consideration the Company would provide to all pre-petition creditors in settlement of their claims. At December 31, 2009, the Company had not yet completed the process of disbursing funds to settle pre-petition claims, as the Company has not yet completed the process of evaluating all of the claims. The Company recorded a liability of $295.5 million at December 31, 2009 associated with these obligations, $9.8 million of which is recorded within liabilities of discontinued operations. Of this amount, $229.1 million is held in cash accounts which are restricted for this purpose. The remaining amount is associated with certain accounts receivable, inventory, and prepaid assets. Any proceeds received from the sale of such inventory, the collection of such receivables, and the recovery of such prepaid assets will be remitted to pre-petition creditors.

CONTINGENT LOSSES – The Company records a liability for a contingent loss when it is probable that a loss has been incurred and the amount of the loss can be reasonably estimated. The Company records attorneys’ fees incurred in connection with a contingent loss at the time the fees are incurred. The Company does not record liabilities for attorneys’ fees that are expected to be incurred in the future.

ASSET RETIREMENT OBLIGATIONS – Asset retirement obligations include legal or contractual obligations associated with the retirement of long-lived assets, such as requirements to incur costs to dispose of equipment or to remediate the environmental impacts of the normal operations of the assets. The Company records liabilities for asset retirement obligations when a known obligation exists under current law or contract and when a reasonable estimate of the value of the liability can be made.

DISCONTINUED OPERATIONS – SemMaterials, SemFuel, and SemEuro Supply are presented as discontinued operations in the consolidated financial statements. The Company classifies a component of its business as a discontinued operation when management commits to a plan to sell the component and believes it is probable that a sale will be completed within one year. A component that is disposed of in a manner other than by sale is classified as discontinued when the component is actually disposed. Investments accounted for under the equity method or the cost method do not qualify for treatment as discontinued operations.

SEMGROUP CORPORATION

Notes to Consolidated Financial Statements—(Continued)

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, Continued

Once a component meets the requirements to be classified as a discontinued operation, previous financial statements are retrospectively adjusted to reflect the component as a discontinued operation for all periods presented. Current assets (excluding cash), noncurrent assets, current liabilities, and noncurrent liabilities (excluding liabilities subject to compromise) of discontinued operations are each combined into a separate caption on the consolidated balance sheets. Income and losses of discontinued operations (excluding corporate general and administrative expense allocations) are combined into one line on the consolidated statements of operations. SemGroup, L.P.’s accounting policy was to include within the results from discontinued operations all interest expense that was charged to the discontinued component, including interest charged by SemGroup, L.P. to the component. SemGroup, L.P.’s practice was to charge interest expense to its subsidiaries based on the net balances payable by the subsidiary to other entities within the consolidated group, including payables resulting from the push-down of purchase cost as an intercompany obligation of the acquired entity. Subsequent to the Emergence Date, SemGroup Corporation’s policy will be to include interest expense within discontinued operations only if the related debt is to be assumed by the buyer or is required to be repaid as a result of the disposal transaction. The cash flows from discontinued operations are not separately identified in the consolidated statements of cash flows.

REVENUE RECOGNITION – Sales of product, as well as gathering and marketing revenues, are recognized at the time title to the product transfers to the purchaser, which typically occurs upon receipt of the product by the purchaser. Shipping and handling revenues are included in the price of product charged to customers, and are classified as revenues. Terminal and storage revenues are recognized at the time the service is performed. Revenue for the transportation of product is recognized upon delivery of the product to its destination. Certain revenue transactions are reported on a net basis, including derivative instruments considered held for trading purposes and certain buy/sell transactions (see “Purchases and Sales of Inventory with the Same Counterparty”).

COSTS OF PRODUCTS SOLD – Costs of products sold consists of the cost to purchase the product, the cost to transport the product to the point of sale, and the cost to store the product until it is sold.

PURCHASES AND SALES OF INVENTORY WITH THE SAME COUNTERPARTY – The Company routinely enters into transactions to purchase inventory from, and sell inventory to, the same counterparty. Such transactions that are entered into in contemplation of one another are recorded on a net basis, and therefore no revenue or expense is recognized on the transactions. SemGroup Corporation accounted for $90.4 million of such transactions on a net basis during the month ended December 31, 2009. SemGroup, L.P. accounted for $197.2 million, $2.6 billion, and $7.6 billion of such transactions on a net basis during the eleven months ended November 30, 2009 and the years ended December 31, 2008 and 2007, respectively.

INTEREST EXPENSE DURING REORGANIZATION – During the time between the Petition Date and the Emergence Date, the Company only recorded interest expense to the extent such interest was expected to be paid. Interest obligations that were expected to be compromised in the Reorganization Process were not recorded as expenses (as shown in Note 15). The total amount of interest that the Company would have been contractually obligated to pay, but which was compromised in the Reorganization Process and not recorded as an expense, was $221.0 million and $105.3 million for the eleven months ended November 30, 2009 and the period July 23, 2008 to December 31, 2008, respectively.

SEMGROUP CORPORATION

Notes to Consolidated Financial Statements—(Continued)

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, Continued

FOREIGN CURRENCY TRANSLATION – The consolidated financial statements are presented in U.S. dollars. The Company’s segments operate in four countries, and each segment has identified a “functional currency,” which is the primary currency in the environment in which the segment operates. The functional currencies include the U.S. dollar, the Canadian dollar, the British pound sterling, and the Mexican peso.

At the end of each reporting period, the assets and liabilities of each segment are translated from its functional currency to U.S. dollars using the exchange rate at the end of the month. The monthly results of operations of each segment are translated from its functional currency to U.S. dollars using the average exchange rate during the month. Changes in exchange rates result in foreign currency translation gains and losses, which are recorded as other comprehensive income.

Certain segments also enter into transactions in currencies other than their functional currencies. At the end of each reporting period, each segment re-measures receivables or payables denominated in another currency to its functional currency using the exchange rate at the end of the period. Changes in exchange rates between the time the transactions were entered into and the end of the reporting period result in foreign currency transaction gains or losses, which are recorded in the consolidated statements of operations.

INCOME TAXES – Deferred income taxes are accounted for under the liability method, which takes into account the differences between the tax basis of the assets and liabilities for financial reporting purposes and amounts recognized for income tax purposes. The Company records valuation allowances on deferred tax assets when, in the opinion of management, it is more likely than not that the asset will not be recovered.

INTEREST INCOME – Interest income, which relates primarily to margin deposits, is reported in other income in the consolidated statements of operations.

REORGANIZATION ITEMS – As described in Note 1, the Company operated as a debtor-in-possession subject to the jurisdiction of the Bankruptcy Court during the period from the Petition Date to the Emergence Date. The Company reports revenues, expenses, realized gains and losses, and provisions for losses resulting from the reorganization and restructuring of the business as reorganization items in the consolidated statements of operations. The effects of the adjustments to the reported amount of assets and liabilities resulting from the adoption of fresh-start reporting and the effects of the forgiveness of debt in the Reorganization Process are reflected in the statement of operations of the Predecessor for the eleven months ended November 30, 2009.

RECLASSIFICATIONS – Certain reclassifications have been made to conform prior year balances to the current year presentation.

RECENT ACCOUNTING PRONOUNCEMENTS – The Company adopted Statement of Financial Accounting Standards (“SFAS”) No. 160, “Noncontrolling Interests in Consolidated Financial Statements,” which has been incorporated into the Accounting Standards Codification (“ASC”) at ASC 810. The new standard requires noncontrolling interests to be presented within owners’ equity in the consolidated balance sheets, and requires income or losses attributable to noncontrolling interests to be reported within net income (loss) in the consolidated statements of operations. The presentation and disclosure provisions of the new standard must be applied retrospectively. The Company has revised the presentation of its historical balance sheet, statements of operations and comprehensive income (loss), and statements of changes in owners’ equity (deficit) to reflect the provisions of this new standard.

SEMGROUP CORPORATION

Notes to Consolidated Financial Statements—(Continued)

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, Continued

The Company adopted FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes – An Interpretation of FASB Statement No. 109” (“FIN 48”) (ASC 740) on January 1, 2009. The new standard requires the Company to monitor uncertain tax positions and recognize tax benefits only when management believes the relevant tax positions would more likely than not be sustained upon examination. The adoption of this standard did not have a material impact on the Company’s consolidated financial position, results of operations or cash flows. As allowed by ASC 740, the Company records any interest and any penalties related to income taxes within income tax expense on the consolidated statements of operations.

The Company adopted SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities - including an amendment of FAS 115” (ASC 825) on January 1, 2008. The standard allows entities to choose, at specified election dates, to measure certain eligible financial assets and liabilities at fair value. The Company did not elect to measure at fair value any assets and liabilities that had not previously been measured at fair value. As a result, the adoption of the standard did not have an impact on the Company’s consolidated financial position, results of operations or cash flows.

4. INVESTMENTS IN NON-CONSOLIDATED SUBSIDIARIES

Canadian Subsidiaries

On the Petition Date, the Company’s Canadian subsidiaries, which included SemCanada Crude, SemCAMS, and SemCanada Energy (collectively, the “Canadian Subsidiaries”), filed applications for creditor protection under the Companies’ Creditors Arrangement Act (“CCAA”) in Canada. Since the CCAA proceedings were administered in a different jurisdiction than that of the Company’s petition for relief under Chapter 11 of the United States Bankruptcy Code, the Company no longer controlled the Canadian Companies, and accordingly the Company de-consolidated them on July 22, 2008.

At December 31, 2008, $29.1 million of the investments in non-consolidated subsidiaries related to SemCanada Crude. This amount represented the net book value of the assets of SemCanada Crude on the Petition Date. At December 31, 2008, $73.5 million of the investments in non-consolidated subsidiaries related to SemCanada Energy. The operations of SemCanada Energy ceased near the time of the bankruptcy filing and did not resume. The December 31, 2008 investment balance represented the Company’s estimate of the amount of cash it would recover from SemCanada Energy once the Reorganization Process had been completed. As described in Note 5, the Company regained control of SemCAMS and SemCanada Crude on the Emergence Date, and consolidated them again on that date.

SemGroup Energy Partners

The Company formed SemGroup Energy Partners in 2007, and contributed to it certain assets of SemCrude. Also during 2007, the Company sold a portion of its non-controlling limited partner interests in SemGroup Energy Partners through an initial public offering. In 2008, the Company sold certain assets of SemMaterials to SemGroup Energy Partners, which issued additional non-controlling limited partner interests through a public offering. Since the Company retained the general partner interest in SemGroup Energy Partners, the Company did not record any gains at the time the limited partner interests were sold, and instead recorded the proceeds from these offerings to non-controlling interests in consolidated subsidiaries.

SEMGROUP CORPORATION

Notes to Consolidated Financial Statements—(Continued)

4. INVESTMENTS IN NON-CONSOLIDATED SUBSIDIARIES, Continued

Near the Petition Date, the Company lost control of SemGroup Energy Partners when certain creditors exercised their right to designate the members of the board of directors of its general partner. Also during 2008, SemGroup Holdings filed for bankruptcy protection. SemGroup Holdings’ bankruptcy case was administered separately from the Company’s bankruptcy case. The Company de-consolidated SemGroup Holdings and SemGroup Energy Partners, and recorded an investment in non-consolidated subsidiary liability of $613.9 million. During 2009, creditors seized all of the Company’s ownership interests in SemGroup Energy Partners, and the Company recorded a reorganization gain of $613.9 million to reflect the disposal of this investment. SemGroup Holdings has not emerged from bankruptcy.

5. ACQUISITIONS

On the Petition Date, the Company lost control of its Canadian subsidiaries, and accordingly de-consolidated them. At the Emergence Date, the Company regained control of SemCAMS and SemCanada Crude (the “Emerging Canadian Entities”) and consolidated them again beginning on the Emergence Date. The impact of the reconsolidation of the Emerging Canadian Entities on the Company’s consolidated balance sheet and the valuation of their assets and liabilities is summarized in Note 8.

The Company recorded $52.8 million of goodwill related to the Emerging Canadian Entities, all of which related to SemCanada Crude. The Company also recorded $42.1 million of intangible assets related to SemCanada Crude’s customer relationships, which the Company expects to amortize over 19 years on an accelerated basis, with over 50% of the balance being amortized in the next five years. During December 2009, the Emerging Canadian Entities generated revenue of $65.9 million and a net loss of $19.8 million.

The following table shows certain actual and unaudited pro forma information. The unaudited pro forma information reflects what the company’s operating results might have been if the Emerging Canadian Entities had been consolidated during the period from the Petition Date through the Emergence Date (in thousands). The unaudited pro forma statement of operations may not be indicative of the results that actually would have occurred if the Emerging Canadian Entities had been consolidated during the 2008 and 2009 periods or the results that may occur in the future.

	Actual (Predecessor)	Pro Forma (Predecessor)
		(Unaudited)

Revenue for the eleven months ended November 30, 2009	$901,235	$1,333,173

Revenue for the year ended December 31, 2008	$6,706,648	$6,972,003

Net income (loss) for the eleven months ended November 30, 2009	$3,394,079	$3,399,227

Net income (loss) for the year ended December 31, 2008	$(2,829,027)	$(2,834,175)

SEMGROUP CORPORATION

Notes to Consolidated Financial Statements—(Continued)

5. ACQUISITIONS, Continued

Other acquisitions

During 2008, the Company completed four acquisitions for a combined purchase price of $49.0 million. During 2007, the Company completed three acquisitions for a combined purchase price of $22.6 million. The activities of each acquired business are included in the Company’s results of operations beginning with the date of the acquisition. Two of the acquisitions during 2008, which had a combined purchase price of $37.0 million, became part of entities that were subsequently deconsolidated.

In addition, during 2008 and 2007, the Company completed several acquisitions that have since been classified as discontinued operations. The combined purchase price of these acquisitions was $123.2 million. The activities of each of these acquired operations are included in income (loss) from discontinued operations beginning with the date of acquisition.

6. DISCONTINUED OPERATIONS

SemFuel, SemMaterials, and SemEuro Supply are classified as discontinued operations in the consolidated balance sheets and statements of operations. During 2008, the Company decided to sell the assets of SemMaterials and to cease the operations of SemEuro Supply, due to their losses from operations and high working capital requirements. During 2009, the Company decided to sell the assets of SemFuel, due to its high working capital requirements. By December 31, 2009, the majority of the assets of SemMaterials and SemFuel had been sold.

The assets and liabilities of discontinued operations consisted of the following (in thousands):

	Successor	Predecessor
	December 31, 2009	December 31, 2008

Assets of discontinued operations:

Accounts receivable (current)	$2,608	$33,541
Inventories	—	83,102
Property, plant and equipment, net	—	68,625
Other assets	26	63,401

Total assets	$2,634	$248,669

Liabilities of discontinued operations:

Accounts payable	$409	$3,063
Accrued liabilities	2,470	8,052
Payables to pre-petition creditors	9,777	—
Other liabilities	—	1,381

Total liabilities	$12,656	$12,496

SEMGROUP CORPORATION

Notes to Consolidated Financial Statements—(Continued)

6. DISCONTINUED OPERATIONS, Continued

The following table provides certain summarized information on the results of discontinued operations (in thousands):

	Successor	Predecessor
	Month ended December 31, 2009	Eleven months ended November 30, 2009	Year ended December 31, 2008	Year ended December 31, 2007
External revenue	$2,335	$114,591	$4,111,257	$6,149,248

Income (loss) from discontinued operations before income taxes	$215	$(154,645)	$(1,010,023)	$(249,055)
Income tax expense (benefit)	—	27	8,898	(12,820)

Income (loss) from discontinued operations, net of income taxes	$215	$(154,672)	$(1,018,921)	$(236,235)

7. DISPOSALS AND IMPAIRMENTS OF LONG-LIVED ASSETS

Month ended December 31, 2009 (Successor)

During December 2009, SemCAMS committed to a plan to cease processing sour gas at one of its facilities, based on the decision by a customer to send its sour gas to a different SemCAMS processing facility. SemCAMS recorded a reduction of $18.4 million to the value of property, plant and equipment, and a $4.7 million increase to the related asset retirement obligation.

Eleven months ended November 30, 2009 (Predecessor)

The following table summarizes the gains (losses) recorded during the eleven months ended November 30, 2009 related to the disposal or impairment of long-lived assets (in thousands) and the caption on the consolidated statement of operations to which the gain or loss was recorded:

Event	Segment	Proceeds	Net book value	Gain (loss)	Caption on consolidated statement of operations

Impairment of natural gas gathering and processing assets (a)	SemGas	$—	$13,625	$(13,625)	Asset impairments
Sale of SemFuel terminals (b)	—	64,332	53,119	11,213	Discontinued operations
Sale of SemFuel retail assets (c)	—	1,665	538	1,127	Discontinued operations
Sale of SemFuel storage tank (d)	—	2,900	6,030	(3,130)	Discontinued operations
Sale of SemMaterials intellectual property (e)	—	6,500	—	6,500	Discontinued operations
Sale of investment in Vulcan (f)	—	3,900	8,043	(4,143)	Discontinued operations
Sale of SemMaterials residual fuel division (g)	—	2,500	—	2,500	Discontinued operations
Sale of various SemMaterials assets (h)	—	6,077	3,298	2,779	Discontinued operations
Loss of SemGroup Energy Partners (i)	Corporate	—	(613,918)	613,918	Reorganization items
Settlement with SemGroup Energy Partners (j)	SemCrude	—	11,677	(11,677)	Reorganization items

SEMGROUP CORPORATION

Notes to Consolidated Financial Statements—(Continued)

7. DISPOSALS AND IMPAIRMENTS OF LONG-LIVED ASSETS, Continued

(a)	The Company has certain natural gas gathering and processing assets that are idled or have a low volume of activity. The Company analyzed these assets and concluded that they are not likely to become significantly utilized unless market conditions improve, and accordingly the Company recorded an impairment to reduce these assets to estimated net realizable value.
(b)	The Company sold substantially all of the SemFuel refined product terminal assets in September 2009.
(c)	The Company sold the assets of SemFuel’s retail petroleum business in November 2009.
(d)	Represents the sale of a product storage tank owned by SemFuel.
(e)	Represents the sale of SemMaterials intellectual property and laboratory equipment.
(f)	SemMaterials sold its 50% interest in an asphalt marketing business.
(g)	Represents the sale of the SemMaterials residual fuel division.
(h)	Represents the sale or disposal of the remaining assets of SemMaterials through a series of transactions.
(i)	As described in Note 4, the Company’s ownership interests in SemGroup Energy Partners were seized by creditors.
(j)	The Company reached an agreement with SemGroup Energy Partners to settle a variety of outstanding matters. As part of this settlement, the Company surrendered property, plant and equipment with a net book value of $11.7 million.

The following summarizes the long-lived asset balances that were reduced by the events in the table above (in thousands):

Event	Segment	Property, plant, and equipment, net	Intangible assets, net	Investments	Assets of discontinued operations	Total

Impairment of natural gas gathering and processing assets	SemGas	$7,581	$6,044	$—	$—	$13,625
Sale of SemFuel terminals	—	—	—	—	53,119	53,119
Sale of SemFuel retail assets	—	—	—	—	538	538
Sale of SemFuel storage tank	—	—	—	—	6,030	6,030
Sale of SemMaterials intellectual property	—	—	—	—	9,108	9,108
Sale of investment in Vulcan	—	—	—	—	8,043	8,043
Sale of SemMaterials residual fuel division	—	—	—	—	—	—
Sale of various SemMaterials assets	—	—	—	—	9,758	9,758
Loss of SemGroup Energy Partners	Corporate	—	—	(613,918)	—	(613,918)
Settlement with SemGroup Energy Partners	SemCrude	11,677	—	—	—	11,677

		$19,258	$6,044	$(613,918)	$86,596	$(502,020)

SEMGROUP CORPORATION

Notes to Consolidated Financial Statements—(Continued)

7. DISPOSALS AND IMPAIRMENTS OF LONG-LIVED ASSETS, Continued

Year ended December 31, 2008 (Predecessor)

The following table summarizes the gains (losses) recorded during the year ended December 31, 2008 related to the disposal or impairment of long-lived assets (in thousands) and the caption on the consolidated statement of operations to which the gain or loss was recorded:

Event	Segment	Proceeds	Net book value	Gain / (loss)	Caption on consolidated statement of operations

Impairments:
Natural gas facilities (a)	SemGas	$—	$32,678	$(32,678)	Asset impairments
Investment in Wyckoff (b)	SemGas	—	27,986	(27,986)	Asset impairments
Salt mine storage facility (c)	SemGas	—	4,823	(4,823)	Asset impairments
Texas pipeline (d)	SemCrude	—	2,883	(2,883)	Asset impairments
Canadian intangible assets (e)	Corporate	—	1,954	(1,954)	Asset impairments
Blending facility (f)	Canada Crude	—	1,377	(1,377)	Asset impairments
SemMaterials long-lived assets (g)	—	—	146,714	(146,714)	Discontinued operations
SemFuel long-lived assets (h)	—	—	50,839	(50,839)	Discontinued operations
Houston terminal (i)	—	—	1,195	(1,195)	Discontinued operations
Corporate office building—Tulsa (j)	Corporate	—	33,378	(33,378)	Reorganization items
Investment in SemCAMS (k)	Corporate	—	46,878	(46,878)	Reorganization items
Interests in oil and gas wells (l)	Corporate	—	21,568	(21,568)	Reorganization items
Investment in SemCanada Energy (m)	Corporate	—	13,060	(13,060)	Reorganization items
Eaglwing goodwill (n)	SemCrude	—	3,942	(3,942)	Reorganization items
Rocky Cliffs pipeline (o)	SemCrude	—	3,252	(3,252)	Reorganization items
Disposals:
Transfer of investment in WesPac (p)	Corporate	—	18,386	(18,386)	Reorganization items
Sale of SemGreen patents (q)	Corporate	1,696	2,368	(672)	Reorganization items

(a)	The Company completed its annual goodwill impairment analysis and concluded that the goodwill and customer relationship intangible assets related to certain natural gas gathering, processing and storage assets were impaired. The Company estimated the fair value of these assets using estimated discounted cash flows.
(b)	The Company owned a controlling interest in Wyckoff, which was formed to develop a natural gas storage facility. Near the Petition Date, the Company lost control of, and deconsolidated, Wyckoff. The Company discontinued further investments in the project and subsequently recorded an impairment of the full amount of its investment.
(c)	The salt mine storage facility was still under development at the Petition Date. The Company analyzed the expected cash flows from operating the mine, and concluded that it would not be beneficial to complete the development of the facility.
(d)	Prior to the Petition Date, the Company abandoned its ownership interests in a small pipeline in Texas.
(e)	The Company recorded an impairment of goodwill and customer list intangible assets related to a business in Canada that ceased operations during 2008.
(f)	The Company disposed of a crude oil blending facility in Canada.
(g)	During 2008, as part of its restructuring plan, the Company committed to a plan to sell or dispose of all of the assets of SemMaterials, and recorded an impairment to reduce the asset balances to estimated net realizable value.
(h)	The Company completed its annual goodwill impairment analysis and concluded that certain property, plant and equipment, goodwill and other intangible assets related to its refined products business were impaired. The Company estimated the fair value of these assets using estimated discounted cash flows.
(i)	Represents the abandonment of leasehold improvements at a SemFuel terminal in Houston, Texas.
(j)	The Company dismissed a number of its employees after the Petition Date, due to the planned sale of assets. The Company no longer needed one of its office buildings, and recorded an impairment to reduce the value of the building to net realizable value.

SEMGROUP CORPORATION

Notes to Consolidated Financial Statements—(Continued)

7. DISPOSALS AND IMPAIRMENTS OF LONG-LIVED ASSETS, Continued

(k)	As described in Note 4, the Company lost control of SemCAMS at the Petition Date and deconsolidated it. At the Petition Date, the Company had a total of $281.6 million of accounts and notes receivable from SemCAMS. The Company performed a discounted cash flow analysis and estimated that only $153.1 million would be recoverable. As a result, the Company recorded an impairment of the full amount of its $46.9 million investment in SemCAMS, and an allowance of $81.6 million on the notes receivable.
(l)	The Company has investments in certain oil and gas properties. The agreements related to these properties require the owners to participate in new exploration projects. If an owner refuses to participate, it is penalized by losing its rights to a portion of the existing production. At December 31, 2008, the Company did not expect to make additional investments in these properties, and, as a result, the Company expected the penalties to be assessed for its lack of participation in new exploration projects to render its investment worthless. Accordingly, the Company recorded an impairment of the full amount of its investment in these assets.
(m)	As described in Note 4, the Company lost control of SemCanada Energy at the Petition Date and deconsolidated it. SemCanada Energy ceased business operations soon after the Petition Date, due to a lack of access to financing. The Company performed an analysis of the funds expected to be recovered from SemCanada Energy, and the Company recorded an impairment to reduce the value of its investment to $73.5 million, which was the estimated recoverable amount.
(n)	Eaglwing conducted product derivative transactions. Eaglwing ceased operations soon after the Petition Date, due to limitations on the Company’s ability to enter into these transactions. The Company recorded an impairment of the full balance of the goodwill attributable to Eaglwing.
(o)	The Company had begun construction on Rocky Cliffs Pipeline, but abandoned the project after the Petition Date due to the lack of available financing. The Company recorded an impairment of the full balance of property, plant and equipment related to the project.
(p)	The Company owned a 50% interest in WesPac, which was in development stage. The Company was required to fund a portion of WesPac’s expenses while it was in development and to pay management fees to the other owner. After the Petition Date the Company’s access to capital was limited, and therefore the Company assigned its ownership interests to the other owner. In return for surrendering its ownership interests, the Company was released from any future funding or management fee obligations.
(q)	The Company sold the intellectual property associated with its SemGreen business in return for the buyer assuming $1.7 million of SemGreen’s obligations.

SEMGROUP CORPORATION

Notes to Consolidated Financial Statements—(Continued)

7. DISPOSALS AND IMPAIRMENTS OF LONG-LIVED ASSETS, Continued

The following summarizes the long-lived asset balances that were reduced by the events in the table above:

Event	Property, plant, and equipment	Intangible assets	Goodwill	Investments	Assets of discontinued operations	Total

Impairments:
Natural gas facilities	$—	$18,821	$13,857	$—	$—	$32,678
Investment in Wyckoff	—	—	—	27,986	—	27,986
Salt mine storage facility	4,823	—	—	—	—	4,823
Texas pipeline	2,883	—	—	—	—	2,883
Canadian intangible assets	—	1,220	734	—	—	1,954
Blending facility	1,377	—	—	—	—	1,377
SemMaterials long-lived assets	—	—	—	—	146,714	146,714
SemFuel long-lived assets	—	—	—	—	50,839	50,839
Houston terminal	—	—	—	—	1,195	1,195
Corporate office building—Tulsa	33,378	—	—	—	—	33,378
Investment in SemCAMS	—	—	—	46,878	—	46,878
Interests in oil and gas wells	21,568	—	—	—	—	21,568
Investment in SemCanada Energy	—	—	—	13,060	—	13,060
Eaglwing goodwill	—	—	3,942	—	—	3,942
Rocky Cliffs pipeline	3,252	—	—	—		3,252
Disposals:
Transfer of investment in WesPac	—	—	—	18,386	—	18,386
Sale of SemGreen patents	—	2,368	—	—	—	2,368

	$67,281	$22,409	$18,533	$106,310	$198,748	$413,281

Year ended December 31, 2007 (Predecessor)

During 2007, the Company recorded an impairment of $13.8 million to reduce the recorded value of its investment in Niska to $146.2 million. This impairment is reported within impairment or disposal of long-lived assets on the consolidated statement of operations and within “corporate and other” in the segment tables in Note 10. In February 2008, the Company sold its interests in Niska for proceeds of $146.2 million.

Also during 2007, the Company recorded losses of $2.7 million on the disposal of other long-lived assets. Of this amount, $1.3 million was recorded to loss from discontinued operations and $1.4 million was recorded to loss on disposal or impairment of long-lived assets.

8. REORGANIZATION

On July 22, 2008, the Company and many of its subsidiaries filed voluntary petitions for reorganization under Chapter 11 of the U.S. Bankruptcy Code and applications for creditor protection under the CCAA in Canada. On October 22, 2008, two more of the Company’s subsidiaries filed petitions for protection under the U.S. Bankruptcy Code. During the Reorganization Process, certain claims against the Company in existence prior to the filing of the petitions for relief under the federal bankruptcy laws were stayed while the Company continued business operations as a debtor-in-possession. The Company received approval from the Court to pay or otherwise honor certain of its obligations incurred before the Petition Date, including employee wages and benefits. The Court also approved the Company’s use of cash on hand at the Petition Date and cash generated through business operations to meet the Company’s post Petition-Date obligations. The Court also authorized the Company to obtain debtor-in-possession financing.

SEMGROUP CORPORATION

Notes to Consolidated Financial Statements—(Continued)

8. REORGANIZATION, Continued

During the Reorganization Process, the Company filed a Plan of Reorganization with the Court, which was confirmed on October 28, 2009. The Plan of Reorganization determined, among other things, how pre-Petition Date obligations would be settled, the equity structure of the Company upon emergence, and the financing arrangements of the Company upon emergence.

Liabilities subject to compromise

Liabilities of the Predecessor subject to compromise consisted of the following at December 31, 2008 (in thousands):

Current liabilities:
Accounts payable	$922,981
Accrued liabilities	1,138,307
Payable to SemGroup Holdings	150,000

Total current liabilities	2,211,288

Long-term obligations	3,038,691

Total liabilities subject to compromise	$5,249,979

During 2009, prior to the Emergence Date, the Company reached settlements with certain parties whereby the Company’s receivables from these parties were netted against the Company’s liabilities subject to compromise. Also during 2009, prior to the Emergence Date, the Company recorded adjustments to the balance of liabilities subject to compromise to reflect new information that became available through the process of analyzing these claims. The remaining $4.7 billion of liabilities subject to compromise were either settled (though a combination of cash payments, the issuance of new equity, and the issuance of warrants) or were extinguished in the Reorganization Process.

Determination of reorganization value

An essential element in negotiating a reorganization plan with the various classes of creditors is the determination of reorganization value by the parties in interest. In the event that the parties in interest cannot agree on the reorganization value, the court may be called upon to determine the reorganization value of the entity before a plan of reorganization can be confirmed.

During the Reorganization Process, a reorganization value was proposed. This reorganization value was ultimately agreed to by the creditors and confirmed by the Court. The proposed reorganization value was determined by applying the following valuation methods:

•

a “guideline company” approach, in which valuation multiples observed from industry participants were considered and comparisons were made between the expected performance of the Company relative to other industry participants to determine appropriate multiples to apply to the Company’s financial metrics;

SEMGROUP CORPORATION

Notes to Consolidated Financial Statements—(Continued)

8. REORGANIZATION, Continued

•	analysis of recent transactions involving companies determined to be similar to the Company; and

•	a calculation of the present value of the estimated future cash flows of the Company.

After completing this analysis, the reorganization value was determined to be approximately $1.5 billion. This proposed reorganization value was determined using numerous projections and assumptions. These estimates are subject to significant uncertainties, many of which are beyond the control of the Company, including, but not limited to, the following:

•	changes in the economic environment;

•	changes in supply or demand for petroleum products;

•	changes in prices of petroleum products;

•	the Company’s ability to successfully implement expansion projects;

•	the Company’s ability to improve relationships with customers and suppliers, as these relationships were adversely impacted by the bankruptcy filing;

•	the Company’s ability to renew certain business operations that were limited during the bankruptcy due to limitations on access to capital; and

•	the Company’s ability to manage the additional costs associated with being a public company.

The use of different estimates could have resulted in a materially different proposed reorganization value, and there can be no assurance that actual results will be consistent with the estimates that were used to determine the proposed reorganization value. The reorganization value confirmed by the Court was utilized in the application of fresh-start reporting, as described in Note 3.

Valuation of assets and liabilities

The Company recorded individual assets and liabilities based on their fair values at the Emergence Date and adjusted deferred tax liabilities where appropriate to reflect the change in the financial reporting basis of assets. The Company recorded approximately $188.8 million of goodwill, which represents the excess of the reorganization value over the fair value of the identifiable assets.

SEMGROUP CORPORATION

Notes to Consolidated Financial Statements—(Continued)

8. REORGANIZATION, Continued

November 30, 2009 balance sheet

The following table shows the effects of the Company’s emergence from bankruptcy on the November 30, 2009 consolidated balance sheet (in thousands):

	SemGroup, L.P. (Predecessor)	Reconsolidation of Emerging Canadian Entities	a	Reorganization Adjustments		Fresh Start Adjustments		SemGroup Corporation (Successor)
ASSETS
Current assets:
Cash and cash equivalents	$793,126	$132,813		$(858,241)	b	$—		$67,698
Restricted cash	15,082	15,692		182,818	c	—		213,592
Accounts receivable	79,392	139,712		(230)		—		218,874
Receivable from affiliates	86,560	(84,842)		(1,718)	d	—		—
Inventories	121,958	12,569		—		36,521	p	171,048
Current assets of discontinued operations	10,593	—		—		—		10,593
Other current assets	49,487	93,732		—		1,785	p	145,004

Total current assets	1,156,198	309,676		(677,371)		38,306		826,809

Property, plant and equipment	707,628	202,879		—		150,588	p	1,061,095

Goodwill	46,729	52,787		—		89,296	p	188,812
Other intangible assets	14,081	42,100		—		78,271	p	134,452
Investments in non-consolidated subsidiaries	102,598	(29,098)		(73,500)	e	—		—
Note receivable from affiliate	139,109	(139,109)		—		—		—
Other assets, net	8,574	767		46,057	f	5,946	p	61,344

Total assets	$2,174,917	$440,002		$(704,814)		$362,407		$2,272,512

LIABILITIES AND OWNERS’ EQUITY (DEFICIT)
Current liabilities:
Accounts payable	$101,295	$93,374		$(21,102)	g	$—		$173,567
Accrued liabilities	93,188	17,143		(77,938)	h	(267)		32,126

Payables to pre-petition creditors	—	8,221		302,212	h	—		310,433
Other current liabilities	25,239	454		—		4,909	p	30,602
Current liabilities of discontinued operations	3,663	—		10,559	i	—		14,222
Current portion of long-term debt	197,727	—		(176,734)	j	—		20,993

Total current liabilities	421,112	119,192		36,997		4,642		581,943

Liabilities subject to compromise	4,707,994	—		(4,707,994)	m	—		—

Long-term debt	90	—		514,001	j	267		514,358
Deferred income taxes	36,802	64,096		—		4,845	q	105,743
Other noncurrent liabilities	2,276	32,856		16,037	k	—		51,169
Investment in SemGroup Holdings	613,918	—		(613,918)	l	—		—

Predecessor Equity
SemGroup, L.P. partners’ capital (deficit):
Partners’ capital (deficit)	(3,597,238)	223,858		3,373,380	n	—		—
Accumulated other comprehensive income (loss)	(11,962)	—		—		11,962	r	—

Total SemGroup, L.P. partners’ capital (deficit)	(3,609,200)	223,858		3,373,380		11,962		—

Successor Equity
SemGroup Corporation:
Common stock	—	—		414	o	—		414
Additional paid in capital	—	—		676,269	o	340,995	r	1,017,264

Total SemGroup Corporation equity	—	—		676,683		340,995		1,017,678

Noncontrolling interests in consolidated subsidiaries	1,925	—		—		(304)	r	1,621

Total owners’ equity (deficit)	(3,607,275)	223,858		4,050,063		352,653		1,019,299

Total liabilities and owners’ equity (deficit)	$2,174,917	$440,002		$(704,814)		$362,407		$2,272,512

SEMGROUP CORPORATION

Notes to Consolidated Financial Statements—(Continued)

8. REORGANIZATION, Continued

a.	As described in Note 5, the Company regained control of SemCAMS and SemCanada Crude on the Emergence Date. This column reflects the reconsolidation of these entities at November 30, 2009, with assets and liabilities reported at fair value.
b.	Represents disbursements made pursuant to the Plan of Reorganization for distributions to creditors, cash transferred to a restricted account for future distributions to creditors, cure payments resulting from assumption of certain contracts, and the funding of a trust for the benefit of pre-petition creditors. The adjustment to cash also includes the issuance of new debt and the repayment of existing debt.
c.	Represents cash set aside for payments to pre-petition creditors in settlement of liabilities subject to compromise.
d.	Certain amounts receivable from SemCanada Energy were determined to be uncollectable and were written off.
e.	Represents the write-off of SemGroup, L.P.’s investment in SemCanada Energy.
f.	Represents debt issuance costs and deferred charges related to new financing agreements.
g.	In the Reorganization process, the Company elected not to cancel certain contracts that were in effect prior to the Petition Date. For the contracts the Company assumed, the Company was required to make payments to the other parties on the contracts to cure defaults on the contracts.
h.	Liabilities to pre-petition creditors include accruals for payments to be made to pre-petition creditors in settlement of liabilities subject to compromise. In addition, $77.0 million of liabilities for professional fees and $0.9 million of interest payable were transferred into this account.
i.	Pursuant to the Plan of Reorganization, the Company is obligated to remit funds to pre-petition creditors when SemMaterials and SemFuel sell certain specified inventory and collect certain specified accounts receivable.
j.	The net change in long-term debt results from the repayment of debtor-in-possession financing, the refinancing of SemCrude Pipeline and SemLogistics credit facilities, and the issuance of new debt, as summarized below:

Issuance of SemGroup term loan	$300,000
Borrowings on SemGroup revolving credit facility	68,321
Refinancing of SemCrude Pipeline credit facility	1,300
Refinancing of SemLogistics credit facility	(3,214)
Repayment of debtor-in-possession financing	(29,140)

$337,267

k.	As described in Note 17, the Company issued warrants to settle certain liabilities subject to compromise.
l.	As described in Note 4, the Company surrendered all of its ownership interests in SemGroup Energy Partners in the Reorganization Process.
m.	All liabilities subject to compromise were settled or extinguished pursuant to the Plan of Reorganization.

SEMGROUP CORPORATION

Notes to Consolidated Financial Statements—(Continued)

8. REORGANIZATION, Continued

n.	Reflects the gain on extinguishment of debt and the cancellation of partnership interests in SemGroup, L.P. pursuant to the Plan of Reorganization.
o.	SemGroup Corporation issued shares of new common stock in settlement of liabilities subject to compromise.
p.	Reflects adjustments to the recorded values of assets and liabilities resulting from fresh-start reporting.
q.	Reflects the impact of fresh start reporting on deferred taxes.
r.	Reflects the elimination of SemGroup, L.P.’s accumulated other comprehensive income and the gain on revaluation of assets and liabilities resulting from fresh-start reporting.

The following table reconciles the reorganization value to the November 30, 2009 equity of the reorganized Company (in thousands). The November 30, 2009 equity balances of the reorganized Company include the shares that are required to be issued in settlement of pre-petition claims once the process of evaluating these claims has been completed.

Reorganization value	$1,500,000
less: SemGroup term loan (Note 15)	(300,000)
less: SemCrude Pipeline credit facility (Note 15)	(125,000)
less: SemLogistics credit facility (Note 15)	(41,285)
less: warrants (Note 17)	(16,037)

SemGroup Corporation equity	$1,017,678

The Company’s reorganization items gain (loss) consists of the following (in thousands):

	Predecessor
	Eleven months ended November 30, 2009	Period from July 22, 2008 to December 31, 2008
Gain on extinguishment of debt (a)	$2,544,218	$—
Gain on disposal of SemGroup Energy Partners (b)	613,918	—
Gain on asset revaluation in fresh-start reporting (c)	352,653	—
Gain from Canadian plan effects and reconsolidation (d)	244,281	—
Professional fees (e)	(164,964)	(59,337)
Uncollectable accounts expense (f)	(38,757)	(138,290)
Loss on disposal or impairment of long-lived assets (g)	(11,677)	(141,413)
Employment costs (h)	(6,706)	(2,788)
Finance costs (i)	—	(28,723)
Loss on rejected contracts (j)	—	(41,174)
Other	(523)	124

Total reorganization gain (loss)	$3,532,443	$(411,601)

SEMGROUP CORPORATION

Notes to Consolidated Financial Statements—(Continued)

8. REORGANIZATION, Continued

a.	Represents the gain on the forgiveness of debt pursuant to the Plan of Reorganization. Also includes refinements to the estimated amount of valid claims by pre-petition creditors. During 2008, the Company recorded an estimate for the total amount of claims subject to compromise. During 2009, the Company refined this estimate as it reviewed the claims, and reversed some of the amounts that had been accrued.
b.	As described in Note 4, the Company surrendered all of its ownership interests in SemGroup Energy Partners in the Reorganization Process. At the time SemGroup Energy Partners was deconsolidated, the Company’s investment balance was in a liability position, due in part to deferred gains on previous sales of limited partner interests.
c.	As described earlier in this Note, the Company revalued its assets and liabilities in fresh-start reporting, and recorded a reorganization gain for the increase in fair value of net assets over the previously recorded value.
d.	As described earlier in this Note, the Company reconsolidated the Emerging Canadian Entities on the Emergence Date. The reorganization gain includes the excess of the fair value of the Emerging Canadian Entities upon reconsolidation over the recorded value of the Company’s investment in the Emerging Canadian Entities. In addition, the reorganization gain includes the restoration of certain receivables from the Emerging Canadian Entities pursuant to their plans of reorganization.
e.	Professional fees include a variety of services related to the restructuring of the business, including, among others:

•

legal fees related to the Reorganization Process, including those related to Bankruptcy Court filings and hearings, negotiation of credit agreements, settlements of disputes with claimants, and other matters;

•	general management consulting services relating to the disposal of assets, the reconciliation and negotiation of pre-petition claims, preparation for emergence from bankruptcy, and other matters;

•

valuation advisory fees for the determination of the reorganization value of the business required for the Plan of Reorganization and the valuation of long-lived assets required by fresh-start reporting;

•	accounting fees for assistance with fresh-start reporting and preparation for public company financial reporting obligations; and

•	fees paid to the United States Trustee.

f.	Represents the write-off of receivables in situations where the Company believes the customer non-payment was related to the Company’s bankruptcy. The amounts in 2009 include certain receivables from SemGroup Energy Partners. The amounts in 2008 include write-offs of accounts and notes receivable from the Company’s Canadian subsidiaries that were estimated at the time to not be collectable.

SEMGROUP CORPORATION

Notes to Consolidated Financial Statements—(Continued)

8. REORGANIZATION, Continued

g.	Losses associated with the impairment or disposal of assets that resulted from the reorganization and restructuring of the business were recorded as reorganization losses. See Note 7 for a listing of these events.
h.	Employment costs include severance related to the termination of employment relationships and bonuses paid to retain personnel during the Reorganization Process.
i.	Includes the write-off of debt issuance costs and the accretion of the discount on bonds to face value upon the filing for bankruptcy protection.
j.	During the Reorganization Process, the Company rejected numerous contracts, which resulted in damage claims by counterparties. The Company recorded reorganization losses and liabilities subject to compromise for the estimated amounts of such damages.

9. CONDENSED COMBINED FINANCIAL STATEMENTS OF U.S. DEBTORS

The condensed combined financial statements shown below include the Company and its subsidiaries that filed for bankruptcy protection in the United States (“U.S. Debtors”). Transactions and balances between U.S. Debtors have been eliminated in the condensed combined financial statements below. The condensed combined financial statements below are presented on the same basis as the consolidated financial statements of the Company, except as described below.

SEMGROUP CORPORATION

Notes to Consolidated Financial Statements—(Continued)

9. CONDENSED COMBINED FINANCIAL STATEMENTS OF U.S. DEBTORS, Continued

Condensed combined balance sheet of U.S. Debtors

Predecessor
As of
December 31, 2008
Cash	$590,250
Restricted cash	—
Other current assets	219,481
Assets of discontinued operations	236,174
Property, plant and equipment	241,938
Investments in non-consolidated subsdiaries (a)	102,598
Receivables from non-consolidated subsidiaries (a)	203,750
Investments in subsidiaries that are not U.S. Debtors (b)	343,910
Receivables from subsidiaries that are not U.S. Debtors (b)	59,733
Other noncurrent assets	670,296

Total assets	$2,668,130

Current liabilities	$214,514
Liabilities of discontinued operations	11,895
Liabilities subject to compromise	5,249,979
Noncurrent portion of long-term debt	426
Investment in SemGroup Energy Partners	613,935
Other noncurrent liabilities	74
Owners’ equity (deficit)	(3,422,693)

Total liabilities and equity	$2,668,130

a.	As described in Note 4, the Company lost control of certain subsidiaries near the Petition Date and deconsolidated them.
b.	Subsidiaries that are not U.S. Debtors, but which are controlled by the Company, are accounted for as equity method investments in the condensed combined balance sheet of U.S. Debtors. The investment balance represents the combined net assets of these entities (excluding net assets that are attributable to third-party ownership interests). Receivables from these entities are shown net of payables to these entities. No allowances have been recorded against these receivables.

SEMGROUP CORPORATION

Notes to Consolidated Financial Statements—(Continued)

9. CONDENSED COMBINED FINANCIAL STATEMENTS OF U.S. DEBTORS, Continued

Condensed combined statements of operations of U.S. Debtors

	Predecessor
	Eleven Months Ended November 30, 2009	Year Ended December 31, 2008

Revenue	$677,046	$4,400,837
Costs of products sold, exclusive of depreciation and amortization	598,882	5,353,122

Operating expenses	64,775	417,339
General and administrative expense	17,134	49,667

Operating loss	(3,745)	(1,419,291)

Interest expense	11,189	67,850
Other income, net	(4,899)	(9,449)
Equity in (earnings) losses of subisidiaries other than U.S. Debtors (*)	(140,516)	(2,871)
Reorganization items (gain) loss	(3,417,712)	389,292

Income (loss) from continuing operations	3,548,193	(1,864,113)
Loss from discontinued operations	(153,609)	(987,769)

Net income (loss)	$3,394,584	$(2,851,882)

(*)	Represents the earnings of entities that are included in the Company’s consolidated statements of operations, but which are accounted for under the equity method in the condensed combined statements of operations of the U.S. Debtors.

Condensed combined statements of cash flows of U.S. Debtors

	Predecessor
	Eleven Months Ended November 30, 2009	Year Ended December 31, 2008

Net cash provided by (used in):
Operating activities	$(610,832)	$(192,750)
Investing activities	28,284	261,826
Financing activities	14,655	501,714

Net increase in cash and cash equivalents	(567,893)	570,790
Cash and cash equivalents, beginning of period	590,250	19,460

Cash and cash equivalents, end of period	$22,357	$590,250

SEMGROUP CORPORATION

Notes to Consolidated Financial Statements—(Continued)

10. SEGMENTS

As described in Note 1, the Company owns a portfolio of energy-related businesses. These businesses are organized based on the nature and location of the services they provide. Each segment has a manager who is responsible for the performance of the segment. Senior management uses pre-tax income as the primary measure of segment profit.

Certain summarized information related to these segments is shown in the tables below. None of the operating segments has been aggregated, other than White Cliffs Pipeline, which has been included within the SemCrude segment. Although “corporate and other” does not represent an operating segment, it is included in the tables below to reconcile segment information to that of the consolidated Company. Certain historical operations that were not managed as part of a surviving segment, including SemCanada Energy, are included within “corporate and other” in the tables below. In 2007, the SemCrude segment contributed certain assets to SemGroup Energy Partners – the activities of these assets are reflected within the SemCrude segment in the tables below up to the date of their transfer to SemGroup Energy Partners. Subsequent to that date, they are included within “corporate and other”.

The accounting policies of each segment are the same as the accounting policies of the consolidated Company. Transactions between segments are generally recorded based on prices negotiated between the segments. The majority of general and administrative expense incurred at the corporate level is allocated to the segments, although some general and administrative expenses remain within “corporate and other”.

As described in Note 1, four of the Company’s segments are located outside of the United States. Of the Company’s net assets (excluding intercompany receivables) at December 31, 2009, $191.6 million relate to operations in Canada, $157.4 million relate to operations in the United Kingdom, and $68.2 million relate to operations in Mexico.

SEMGROUP CORPORATION

Notes to Consolidated Financial Statements—(Continued)

10. SEGMENTS, Continued

	Sucessor	Predecessor
	Month ended ended December 31, 2009	Eleven months ended November 30, 2009	Year ended December 31, 2008	Year ended December 31, 2007

Revenues
SemCrude
External	$11,930	$256,931	$2,827,414	$2,950,206
Intersegment	2,085	—	240,364	228,365
SemCanada Crude
External	52,730	—	1,327,448	1,434,649
Intersegment	286	—	108,748	154,055
SemStream
External	59,546	402,553	1,416,967	1,442,643
Intersegment	4,477	26,306	104,822	107,752
SemLogistics
External	3,297	33,393	40,731	38,039
Intersegment	—	—	—	—
SemCAMS
External	12,930	—	199,300	232,071
Intersegment	—	—	127,377	76,495
SemMexico
External	12,079	167,063	250,705	191,762
Intersegment	—	—	—	—
SemGas
External	4,399	39,099	96,845	102,962
Intersegment	2,245	16,131	18,426	23,309
Corporate and Other(1)
External	417	2,196	547,238	754,620
Intersegment	—	—	100,961	58,537
Eliminations	(9,093)	(42,437)	(700,698)	(648,514)

Consolidated revenues	$157,328	$901,235	$6,706,648	$7,146,951

(1)

Corporate and Other includes SemCanada Energy, which generated revenue of $696.4 million and $786.1 million for the years ended December 31, 2008 and 2007, respectively, and income before income taxes of $112.1 million and $13.1 million for the years ended December 31, 2008 and 2007, respectively.

SEMGROUP CORPORATION

Notes to Consolidated Financial Statements—(Continued)

10. SEGMENTS, Continued

	Sucessor	Predecessor
	Month ended December 31, 2009	Eleven months ended November 30, 2009	Year ended December 31, 2008	Year ended December 31, 2007

Interest revenue
SemCrude	$138	$231	$434	$2,581
SemCanada Crude	—	—	94	179
SemStream	—	—	1	—
SemLogistics	—	32	15	251
SemCAMS	—	—	47	275
SemMexico	15	339	145	97
SemGas	1	2	2	1
Corporate and Other	299	431	19,128	42,514

Consolidated interest revenue	$453	$1,035	$19,866	$45,898

Interest expense
SemCrude	$3,047	$6,292	$4,918	$13,601
SemCanada Crude	574	—	1,603	1,691
SemStream	1,987	2,174	9,077	19,383
SemLogistics	418	627	3,242	2,196
SemCAMS	1,015	—	8,800	19,185
SemMexico	—	—	295	78
SemGas	358	739	6,795	16,519
Corporate and Other	(230)	2,209	76,059	32,516

Consolidated interest expense	$7,169	$12,041	$110,789	$105,169

Depreciation and amortization expense
SemCrude	$4,937	$10,878	$2,995	$7,222
SemCanada Crude	778	—	1,919	1,430
SemStream	509	4,813	4,981	4,921
SemLogistics	655	8,615	10,362	10,569
SemCAMS	962	—	19,785	32,009
SemMexico	304	2,942	3,131	2,902
SemGas	427	8,296	13,216	11,133
Corporate and Other	219	3,430	30,601	20,276

Consolidated depreciation and amortization expense	$8,791	$38,974	$86,990	$90,462

SEMGROUP CORPORATION

Notes to Consolidated Financial Statements—(Continued)

10. SEGMENTS, Continued

	Sucessor	Predecessor
	Month ended December 31, 2009	Eleven months ended November 30, 2009	Year ended December 31, 2008	Year ended December 31, 2007

Income (Loss) from continuing operations before income taxes and reorganization items
SemCrude	$(2,898)	$37,547	$(942,297)	$(406,924)
SemCanada Crude	(2,323)	—	(383)	23,602
SemStream	(17,140)	(18,014)	(188,313)	(15,340)
SemLogistics	975	15,056	9,580	8,698
SemCAMS	(24,654)	—	(12,116)	(1,581)
SemMexico	(861)	9,639	10,699	8,480
SemGas	(530)	(18,411)	(91,765)	4,215
Corporate and Other	2,090	(3,199)	(135,413)	10,262

Consolidated Income (Loss) from continuing operations before income taxes and reorganization items	$(45,341)	$22,618	$(1,350,008)	$(368,588)

Total assets (excluding intercompany)
SemCrude	$625,844		$986,227	$2,220,276
SemCanada Crude	335,668		—	476,711
SemStream	354,206		235,733	493,885
SemLogistics	241,212		190,111	237,428
SemCAMS	235,320		—	507,397
SemMexico	91,507		63,032	65,691
SemGas	81,106		135,518	275,331
Corporate and Other	242,516		917,746	984,579
Discontinued operations	2,634		248,669	1,443,670

Consolidated total assets	$2,210,013		$2,777,036	$6,704,968

Additions to long-lived assets:
SemCrude	$2,037	$45,645	$201,834	$100,057
SemCanada Crude	—	—	1,082	3,064
SemStream	1,752	3,399	7,590	24,488
SemLogistics	724	9,523	25,564	20,713
SemCAMS	—	—	26,954	34,513
SemMexico	490	14,112	8,575	7,114
SemGas	859	11,516	13,891	18,029
Corporate and Other	497	5,651	76,655	25,817
Discontinued operations	—	—	64,038	142,059

Consolidated additions to long-lived assets:	$6,359	$89,846	$426,183	$375,854

SEMGROUP CORPORATION

Notes to Consolidated Financial Statements—(Continued)

11. OTHER ASSETS

Other current assets consist of the following (in thousands):

	Successor	Predecessor
	December 31, 2009	December 31, 2008

Product prepayments	$70,129	$8,053
Margin deposits	27,026	8,601
Derivative assets	2,778	24,548
Other prepaid expenses	14,032	9,151
Prepaid income taxes	1,408	1,926
Deferred tax assets	20	—

Total other current assets	$115,393	$52,279

Other noncurrent assets consist of the following (in thousands):

	Successor	Predecessor
	December 31, 2009	December 31, 2008

Debt issuance costs	$45,549	$3,207
Cash surrender value of life insurance	7,031	5,293
Deferred income taxes	—	1,072
Other	8,855	12,516

Other assets, gross	61,435	22,088
Accumulated amortization - debt issuance cost	(984)	(1,872)

Total other noncurrent assets, net	$60,451	$20,216

Costs incurred in connection with the issuance of long-term debt are capitalized and amortized to interest expense using the straight-line method over the term of the related debt. Use of the straight-line method of amortization does not differ materially from the “effective interest” method.

SEMGROUP CORPORATION

Notes to Consolidated Financial Statements—(Continued)

11. OTHER ASSETS, Continued

Goodwill

Goodwill from continuing operations relates to the following segments (in thousands):

	Successor	Predecessor
	December 31, 2009	December 31, 2008

SemCrude	$17,000	$2,296
SemCanada Crude	52,613	—
SemStream	53,707	6,061
SemLogistics	45,535	22,213
SemMexico	17,989	13,037

Total	$186,844	$43,607

As described in Note 3, the Company tests goodwill for impairment annually, or more often if circumstances warrant. To perform these tests, the Company must determine which asset groups the goodwill relates to (such asset groups are referred to as reporting units). SemCanada Crude, SemLogistics, and SemMexico each represent one reporting unit. SemCrude consists of two reporting units, one of which is White Cliffs. All of the December 31, 2009 goodwill related to SemCrude is attributable to White Cliffs. SemStream consists of three reporting units, two of which represent certain utility operations in Arizona. Of the December 31, 2009 goodwill related to SemStream, $3.6 million is attributable to one of the Arizona utility reporting units.

The following table shows the changes in goodwill balances during the period from December 31, 2007 to December 31, 2009 (in thousands):

Balance, December 31, 2007 (Predecessor)	$119,155
Acquisitions	735
Impairments (Note 7)	(18,533)
Foreign currency translation adjustments	(10,213)
De-consolidations of subsidiaries (Note 2)	(47,537)

Balance, December 31, 2008 (Predecessor)	43,607
Foreign currency translation adjustments	3,122
Re-consolidation of SemCanada Crude (Note 5)	52,787
Application of fresh-start reporting (Note 8)	89,296

Balance, November 30, 2009 (Successor)	188,812
Foreign currency translation adjustments	(1,968)

Balance, December 31, 2009 (Successor)	$186,844

For U.S. federal income tax purposes, goodwill will be amortized on a straight-line basis over a 15-year period.

SEMGROUP CORPORATION

Notes to Consolidated Financial Statements—(Continued)

11. OTHER ASSETS, Continued

Other intangible assets

The Company’s other intangible assets consist primarily of customer relationships and contracts, which represented $126.0 million and $15.9 million of the balances at December 31, 2009 and 2008, respectively. Prior to the Emergence Date, intangible assets were generally amortized on a straight-line basis over the expected period of benefit. Subsequent to the Emergence Date, intangible assets are generally amortized on an accelerated basis over on the estimated period of benefit. SemGroup Corporation recorded intangible asset amortization expense of $4.2 million for the month ended December 31, 2009. SemGroup, L.P. recorded intangible asset amortization expense from continuing operations of $2.1 million, $12.5 million, and $15.4 million for the eleven months ended November 30, 2009 and the years ended December 31, 2008 and 2007, respectively. In addition, SemGroup, L.P. recorded impairments to certain intangible assets, which are summarized in Note 7.

The Company estimates that amortization of other intangible assets over the next five years will be as follows (in thousands):

For twelve months ending:
December 31, 2010	$22,535
December 31, 2011	19,068
December 31, 2012	15,982
December 31, 2013	13,695
December 31, 2014	11,571
Thereafter	47,761

Total estimated aggregate amortization expense	$130,612

12. PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment consists of the following (in thousands):

	Successor	Predecessor
	December 31, 2009	December 31, 2008

Land	$63,938	$6,803
Pipelines and facilities	459,134	118,021
Storage and terminal facilities	281,433	247,784
Transportation equipment and injection stations	4,156	8,062
Linefill	17,533	19,670
Office property and equipment and other	184,640	41,341
Construction-in-progress	35,108	294,537

Property, plant and equipment, gross	1,045,942	736,218
Accumulated depreciation	(4,563)	(83,964)

Property, plant and equipment, net	$1,041,379	$652,254

SEMGROUP CORPORATION

Notes to Consolidated Financial Statements—(Continued)

12. PROPERTY, PLANT AND EQUIPMENT, Continued

Property, plant and equipment includes assets under capital lease of $0.9 million and $2.4 million, net of accumulated depreciation of $0.01 million and $1.7 million at December 31, 2009 and 2008, respectively. SemGroup Corporation recorded depreciation expense from continuing operations of $4.6 million during the month ended December 31, 2009. SemGroup, L.P. recorded depreciation expense from continuing operations of $36.9 million, $74.5 million, and $75.1 million for the eleven months ended November 30, 2009 and the years ended December 31, 2008 and 2007, respectively.

13. FINANCIAL INSTRUMENTS AND CONCENTRATIONS OF RISK

Fair Value of Financial Instruments

The Company records certain financial assets and liabilities at fair value at each balance sheet date. The tables below summarize the balances of these assets and liabilities at December 31, 2009 and 2008 (in thousands):

	Successor				Predecessor
	December 31, 2009				December 31, 2008
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Assets:
Commodity derivatives	$—	$1,605	$1,173	$2,778	$22	$—	$24,526	$24,548

Liabilities:
Commodity derivatives	$80	$1,193	$24,611	$25,884	$—	$—	$13,202	$13,202
Warrants	—	—	16,909	16,909	—	—	—	—

Total liabilities	80	1,193	41,520	42,793	—	—	13,202	13,202

Net assets (liabilities) at fair value	$(80)	$412	$(40,347)	$(40,015)	$22	$—	$11,324	$11,346

“Level 1” measurements were obtained using unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities. These include commodity futures and options contracts that are traded on an exchange.

“Level 2” measurements use as inputs market observable and corroborated prices for similar derivative commodity contracts. Assets and liabilities classified as level 2 include over-the-counter (OTC) traded forwards, swaps and futures not included under level 1 above.

“Level 3” measurements were obtained using information from a pricing service and internal valuation models incorporating observable and unobservable market data. These include commodity derivatives, such as forwards and swaps, that are not traded on an exchange.

SEMGROUP CORPORATION

Notes to Consolidated Financial Statements—(Continued)

13. FINANCIAL INSTRUMENTS AND CONCENTRATIONS OF RISK, Continued

Financial assets and liabilities are classified based on the lowest level of input that is significant to the fair value measurement. The Company’s assessment of the significance of a particular input to the measurement requires judgment, and may affect the valuation of assets and liabilities and their placement within the fair value levels.

The following tables reconcile changes in fair value of the Company’s net financial assets and liabilities classified as Level 3 in the fair value hierarchy as of December 31, 2009 and 2008 (in thousands):

	Successor	Predecessor
	Month ended December 31, 2009	Eleven Months ended November 30, 2009	Year ended December 31, 2008

Beginning balance	$(31,700)	$11,324	$(40,484)
Realized and unrealized gains (losses):
Included in earnings (1)	(6,244)	(34,390)	283,233
Included in other comprehensive loss	—	—	1,282
Purchases, issuances, sales and settlements	(2,403)	10,610	57,724
Deconsolidation of subsidiaries (Note 4)	—	—	(293,435)
Transfers to liabilities subject to compromise	—	—	3,004
Fresh start and plan effect adjustments(1)	—	(19,244)	—

Ending Balance	$(40,347)	$(31,700)	$11,324

Total unrealized gains (losses) included in earnings(1) attributable assets and liabilities held as of date indicated	$(11,094)	$(13,158)	$3,973

(1)

Gains and losses related to commodity and foreign currency derivatives are reported in product revenue, gains and losses related to interest rate derivatives are recorded in interest expense, gains and losses related to warrants are recorded in other expense, and gains and losses related to fresh start and plan effect adjustments are recorded in reorganization items gains (losses) in the consolidated statements of operations.

Commodity Derivative Contracts

The Company’s consolidated results of operations and cash flows are impacted by changes in market prices for petroleum products. This exposure to commodity price risk is managed in part by entering into various commodity derivative contracts. For the month ended December 31, 2009 and the eleven months ended November 30, 2009, the SemCrude and SemStream segments entered into commodity derivative transactions.

SemCrude manages marketing price risk by limiting its net open positions subject to outright price risk and basis risk resulting from grade, location, or time differences. SemCrude does so by selling and purchasing like quantities of crude oil with purchase and sale transactions or by entering into future delivery and purchase obligations with futures contracts or other derivative instruments at locations along its pipeline and Cushing storage systems, with the effect that many of these purchases and sales become “back-to-back” transactions (purchases and sales of crude oil are predominantly matched). SemCrude’s storage and transportation assets also can be used to mitigate location and time basis risk. In addition, when SemCrude engages in back-to-back purchases and sales, the sales and purchase prices are intended to lock in positive margins for SemCrude, e.g., the sales price is intended to exceed purchase costs and all other fixed and variable costs. All marketing activities are subject to the Company’s risk management policy which establishes limits, both at SemCrude and SemGroup Corporation levels, to manage risk and mitigate financial exposure.

SEMGROUP CORPORATION

Notes to Consolidated Financial Statements—(Continued)

13. FINANCIAL INSTRUMENTS AND CONCENTRATIONS OF RISK, Continued

SemStream manages marketing price risk by limiting its net open positions subject to outright price risk and basis risk resulting from grade, location, or time differences. SemStream does so by selling and purchasing similar quantities of natural gas liquids with purchase and sale transactions for current or future delivery, by entering into future delivery and purchase financial obligations with futures contracts or other derivative instruments, and employing its storage and transportation assets. SemStream may hedge its natural gas liquids commodity price exposure with derivatives on commodities other than natural gas liquids due to the limited size of the market for natural gas liquids derivatives. In addition, physical transaction sale and purchase strategies are intended to lock in positive margins for SemStream, e.g., the sales price is sufficient to cover purchase costs, any other fixed and variable costs, and SemStream's profit. All marketing activities are subject to the Company’s risk management policy, which establishes limits both at the SemStream segment and consolidated SemGroup levels to manage risk and mitigate financial exposure.

As of December 31, 2009, the Company’s derivative instruments were comprised of crude oil and natural gas liquids swaps and forward contracts. These are defined as follows:

Swaps – Transactions where a floating price, basis, or index is exchanged for a fixed (or a different floating) price, basis, or index at a preset schedule in the future according to an agreed-upon formula.

Forward contracts – A bilateral contract in which two parties agree to buy or sell an item of value at some future time under conditions that are mutually agreeable.

The following table sets forth the notional quantities for derivative instruments held at December 31, 2009 (amounts in thousands of barrels):

	Month ended December 31, 2009		Eleven Months ended November 30, 2009
Contract Type	Purchased	Sold	Purchased	Sold

Fixed Price Forwards
Crude oil	24	69	1,971	2,766
Natural gas liquids	75	140	773	2,532

Fixed Price Swaps
Crude oil	175	55	970	1,635
Natural gas liquids	95	500	115	1,579

SEMGROUP CORPORATION

Notes to Consolidated Financial Statements—(Continued)

13. FINANCIAL INSTRUMENTS AND CONCENTRATIONS OF RISK, Continued

The Company has not designated any of its commodity derivative instruments as accounting hedges. The Company records the fair value of the derivative instruments on its consolidated balance sheets in other current assets and other current liabilities. At December 31, 2009 the fair value of the Company’s commodity contracts recorded to other current assets is $2.8 million and $25.9 million is recorded to other current liabilities.

All changes in the fair value of the derivative instruments not accounted for as accounting hedges are reported in the consolidated statements of operations, and as net unrealized gain (loss) related to derivative instruments in the consolidated statements of cash flows. Net unrealized gain (loss) related to derivative instruments represents the periodic changes in the fair values of outstanding derivative contracts from month to month based on market prices at the end of the month. Such net unrealized gains (losses) related to derivative instruments reflect the impact of interim valuations of derivatives and related option premiums paid or received. Realized and unrealized losses of $13.6 million and $32.3 million from our commodity contracts in our trading portfolio were recorded to product revenue for the month ended December 31, 2009 and eleven months ended November 30, 2009 respectively.

Transfer of Derivative Positions in July 2008

During 2007 and 2008, prior to the Petition Date, the Company generated significant unrealized losses on its derivative positions, including significant losses on certain crude oil options, which are reported as reductions to revenue in the consolidated statements of operations. On July 15, 2008, the Company transferred open derivative positions with a net value of $2.3 billion (loss) and approximately $2.4 billion of cash to a third party. The Company recorded a reduction to revenue of $143.0 million upon completion of this transaction.

Interest Rate Swaps

Prior to the Petition Date, the Company used interest rate swap agreements to manage a portion of the exposure related to changing interest rates. The interest rate swaps were terminated upon the Company’s petition for relief under Chapter 11 (see Note 8) and the resulting liability is recorded in liabilities subject to compromise in the December 31, 2008 consolidated balance sheet. Prior to July 1, 2007, the swaps were accounted for as cash flow hedges, with changes in the fair value being recorded to other comprehensive income. The Company de-designated these hedges on July 1, 2007, and recorded subsequent changes in fair value to interest expense.

Forward Currency Exchange Contracts

The Company entered into certain forward currency exchange contracts during 2007 and 2008 to mitigate foreign currency exchange risk related to its Canadian operations. The change in the fair value of the forward currency exchange contracts is reported in revenue in the consolidated statements of operations. The Company did not have any such contracts outstanding at December 31, 2009 or 2008.

SEMGROUP CORPORATION

Notes to Consolidated Financial Statements—(Continued)

13. FINANCIAL INSTRUMENTS AND CONCENTRATIONS OF RISK, Continued

Concentrations of Credit Risk

Financial instruments which subject the Company to concentrations of credit risk consist principally of derivative assets and trade receivables from businesses concentrated in the oil and gas industry. At December 31, 2008, the Company had three counterparties that accounted for approximately 46% of derivative assets.

The following table shows our derivative exposure at December 31, 2009, categorized by customer type (in thousands):

	December 31, 2009
	Investment Grade	Not Rated
Counterparty sector
Industrial	$1,243	$—
Independent Marketer	—	475
Multistate Marketer	—	843

Total	$1,243	$1,318

During the month ended December 31, 2009, the Company’s continuing operations generated approximately $15.8 million of revenue from one customer of the SemStream segment, which represented approximately 11% of the Company’s consolidated revenue from continuing operations. At December 31, 2009, no individual customer accounted for more than 10% of the Company’s consolidated accounts receivable.

During the eleven months ended November 30, 2009, the Company generated approximately $178.4 million in revenue from one customer of the SemCrude segment, which represented approximately 20% of the Company’s consolidated revenue from continuing operations. Approximately 17% of the Company’s consolidated costs of products sold was purchased from one of the SemCrude segment’s suppliers.

During the year ended December 31, 2008, the Company’s continuing operations generated approximately $1.9 billion of revenue from one customer, which represented approximately 29% of the Company’s consolidated revenue from continuing operations. At December 31, 2008, there were two customers of the SemCrude segment that together accounted for approximately 70% the Company’s consolidated accounts receivable at that date.

During the year ended December 31, 2007, the Company’s continuing operations generated $1.7 billion of revenue from one customer of the SemCrude segment, which represented approximately 25% of consolidated revenue from continuing operations.

Employees

At December 31, 2009, the Company had approximately 890 employees, including approximately 600 employees outside the U.S. Approximately 120 of the employees in Canada and Mexico are represented by labor unions and are subject to collective bargaining agreements.

SEMGROUP CORPORATION

Notes to Consolidated Financial Statements—(Continued)

14. INCOME TAXES

Prior to the Emergence Date, the Company generally did not record a provision for U.S. federal or state income taxes, since SemGroup, L.P. was a partnership and was not subject to such taxes. Upon emergence from bankruptcy, SemGroup Corporation is subject to U.S. federal and state income taxes. The Company’s subsidiaries based in Canada, the United Kingdom, Mexico, and Switzerland have been subject to income taxes in those jurisdictions throughout the period of these financial statements. As referenced in Note 4, Canada was deconsolidated from July 22, 2008 to date of emergence. Canada’s income for 2007 and a portion of 2008 and the one month of December 2009 has been subject to income tax.

Income tax expense (benefit)

The following table summarizes income tax expense (benefit) from continuing operations by jurisdiction (in millions):

	Sucessor	Predecessor
	Month ended December 31, 2009	Eleven months ended November November 30, 2009	Year ended December 31, 2008	Year ended December 31, 2007
Current income tax provision (benefit):
Foreign	$(2.52)	$(53.18)	$146.13	$(7.60)
U.S. federal	—	—	—	—
U.S. state	0.11	—	—	—

	(2.41)	(53.18)	146.13	(7.60)

Deferred income tax provision (benefit):
Foreign	(5.15)	59.49	(97.63)	1.10
U.S. federal	0.31	—	—	—
U.S. state	0.04	—	—	—

	(4.80)	59.49	(97.63)	1.10

Provision (benefit) for income taxes	$(7.21)	$6.31	$48.50	$(6.49)

SEMGROUP CORPORATION

Notes to Consolidated Financial Statements—(Continued)

14. INCOME TAXES, Continued

The following table reconciles the income tax provision at the U.S. federal statutory rate to the consolidated provision for income taxes (in millions):

	Successor	Predecessor
	Month ended December 31, 2009	Eleven months ended November 30, 2009	Year ended December 31, 2008	Year ended December 31, 2007
Pretax income taxable in the U.S.	$(44.96)	$3,400.89	$(2,803.39)	$(611.68)
U.S. federal statutory rate	35%	35%	35%	35%

Provision at statutory rate	(15.7)	1,190	(981)	(214)
State income taxes - net of federal benefit	0.1	—	—	—
Effect of rates other than statutory	(7.2)	(4.2)	(6.5)	0.4
Foreign tax adjustment	(1.4)	(10.6)	31.3	(21.1)
Partnership income not subject to tax provision	—	(1,169.2)	1,013.6	215.3
Foreign tax credit	(99.2)	—	—	—
Impact of valuation allowance on deferred tax assets	115.3	—	—	—
Other, net	0.9	—	(8.7)	12.9

Provision for income taxes	$(7.21)	$6.31	$48.5	$(6.5)

For periods ending November 30, 2009, December 31, 2008 and 2007, the Company, with exception to its foreign subsidiaries, was a partnership and therefore a provision for U.S. Federal and State Income Taxes was not provided.

SEMGROUP CORPORATION

Notes to Consolidated Financial Statements—(Continued)

14. INCOME TAXES, Continued

Deferred tax positions

Significant components of deferred tax assets and liabilities are as follows at December 31, 2009 and 2008 (in millions):

	Successor	Predecessor
	December 31, 2009	December 31, 2008
Deferred tax assets:
Net Operating Loss and other credit carryforwards	$3.8	$—
Unrealized Gain/Loss	2.9	—
Inventories	2.0	1.1
Foreign Tax Credit	98.4	—
Other	0.4	—
less: valuation allowance	(107.5)	—

Net deferred tax assets	$0.0	$1.1

Deferred tax liabilities:
Intangible	$(20.5)	$(0.2)
Prepaid Expenses	(6.9)	0.0
Pension Plan	2.5	—
Allowance for doubtful accounts	1.0	0.1
Fixed Assets	(74.3)	(34.3)
Deferred Revenue	9.3	0.1
Other	0.2	0.0
less: valuation allowance	(9.6)	—

Total deferred tax liabilities	$(98.3)	$(34.3)

Net deferred tax assets (liabilities)	$(98.3)	$(33.2)

Due to the Company’s emergence from bankruptcy and overall restructuring, the company has recorded a full valuation allowance on all deferred tax assets.

In July 2006, the Financial Accounting Standards Board (FASB) issued FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes — an interpretation of FASB Statement No. 109” (FIN 48) (ASC 740), which clarifies the accounting and disclosure for uncertainty in tax positions, as defined. The Company has analyzed filing positions in all of the federal, state and foreign jurisdictions where it is required to file income tax returns and determined that no accruals related to uncertainty in tax positions are required.

SEMGROUP CORPORATION

Notes to Consolidated Financial Statements—(Continued)

14. INCOME TAXES, Continued

Income taxable to partners prior to Emergence Date

Prior to the Emergence Date, SemGroup L.P.’s earnings were allocated to its general and limited partners, who were responsible for any related U.S. federal and state income taxes. Net earnings for financial statement purposes may have differed significantly from taxable income reportable to the partners, due to differences between the tax basis and financial reporting basis of assets and liabilities, and also due to the taxable income allocation requirements under SemGroup, L.P.’s partnership agreement. Individual partners had different investment bases, depending upon timing and price of the acquisition of partnership interests. Further, each partner’s tax accounting, which was dependent upon the partner’s tax position, may have differed from the accounting followed in the consolidated financial statements. Accordingly, there could be significant differences between each individual partner’s tax basis and the partner’s share of the net assets reported in the consolidated financial statements. The Company does not have access to information about each individual partner’s tax attributes, and the aggregate tax basis cannot be readily determined.

In addition to federal income taxes, partners may have been subject to other taxes, such as state and local taxes, foreign federal and local taxes and unincorporated business taxes that may be imposed by the various jurisdictions in which the Company does business or owns property. Furthermore, partners may be required to file foreign federal income tax returns, pay foreign income taxes, file state income tax returns and pay taxes in various states.

Pro forma income taxes (unaudited)

The Company estimates that, had it become a taxable corporation on January 1, 2009, the Predecessor’s provision for income taxes would have been $1.2 billion for the eleven months ended November 30, 2009. This estimated pro forma income tax provision assumes that the gain on extinguishment of debt in the Reorganization Process would have been a taxable event. The pro forma tax provision was calculated by applying an assumed U.S. federal and state income tax rate of 35.53% to actual historical income before income taxes, taking into account estimated permanent differences. The pro forma tax provision may not be indicative of the results that actually would have occurred if the Company had become taxable on January 1, 2009 or the results that may occur in the future.

15. LONG-TERM DEBT

The Company’s long-term debt consisted of the following at December 31, 2009 (in thousands):

December 31, 2009
Revolving credit facility	$48,500
Revolving credit facility "OID" fee	9,613
Revolving credit facility fee	2,475
SemGroup term loan	300,000
SemCrude Pipeline credit facility	119,086
SemLogistics credit facility	39,820
Capital leases	438

Total long-term debt	$519,932

SEMGROUP CORPORATION

Notes to Consolidated Financial Statements—(Continued)

15. LONG-TERM DEBT, Continued

Revolving credit facility

The Company entered into a revolving credit facility on November 30, 2009. The amount of available credit under this facility changes every ten days, depending on the amount of eligible receivables and inventory the Company has available to serve as collateral. At December 31, 2009, the Company had outstanding cash borrowings of $48.5 million and outstanding letters of credit of $117.3 million. The total additional capacity available on the facility was $106.5 million at December 31, 2009. Of this amount, $76.5 million was available for cash borrowings, and the remainder was available only for letters of credit.

The principal balance is due and any outstanding letters of credit expire on November 30, 2012. Earlier principal payments may be required if the Company enters into certain types of transactions to sell assets or obtain new borrowings. The Company may also be required to make early principal payments if the available credit at any point in time falls below the principal outstanding at that time. The Company has the right to make additional principal payments without incurring any penalties for early repayment.

The Company paid $27 million in fees to the lenders at the inception of the agreement, which was recorded in other noncurrent assets and is being amortized over the life of the agreement. In addition, a fee of $9.6 million (the original issuance discount, or “OID”) is payable to issuers of pre-funded letters of credit under the facility. The OID is payable on the maturity date of the facility or upon the reduction of a lender’s participation in the facility. An additional fee of $2.5 million is payable to the facility agents on the maturity date of the facility or upon termination of a lender’s participation in the facility. At November 30, 2009, the Company recorded the obligation to pay this fee and the OID as long-term debt and recorded a corresponding other noncurrent asset, which is being amortized on a straight-line basis over the life of the facility.

Interest on revolving credit cash borrowings is charged at a floating rate of 5.5%, plus whichever of the following yields the highest rate at the beginning of any month: a) the Federal Reserve overnight rate plus 0.5%, b) the Prime Rate, c) the three-month LIBOR rate for U.S dollar deposits adjusted upward for currency reserve requirements, or d) 2.5%. The rate in effect at December 31, 2009, was 8.75%. Interest is payable each month. In addition, a fee ranging from 1.5% to 2.5% is charged on the unused capacity. In addition, a facility fee of $0.4 million is charged each year.

Interest on the $9.6 million balance of the OID is charged at a floating rate of 6.5%, plus the greater of LIBOR or 1.5%. The rate in effect at December 31, 2009, was 8.0%.

The letters of credit are comprised of two types – a prefunded tranche and a revolving tranche. Fees are charged on the full $182.6 million available on the prefunded tranche at approximately 8.5%, regardless of the amount of letters of credit that have been issued. Fees are charged on the letters of credit under the revolving tranche at 6.5% for any outstanding letters of credit and at a range of 1.5% to 2.5% on any unused revolving letter of credit capacity.

Most of the interest and fees related to the facility are payable monthly, although certain of the fees are payable quarterly. The Company recorded interest expense of $3.4 million related to the facility during December 2009, including amortization of debt issuance costs.

SEMGROUP CORPORATION

Notes to Consolidated Financial Statements—(Continued)

15. LONG-TERM DEBT, Continued

The facility is secured by all working capital and fixed assets of SemCrude, (excluding SemCrude Pipeline, L.L.C. and subsidiaries), SemStream, SemCAMS, SemCanada Crude and SemGas (the “Loan Parties”). The facility contains numerous covenants, which restrict, among other things, the Company’s ability to incur additional indebtedness, make capital expenditures in excess of certain specified amounts, create liens on assets, make investments, loans or advances, dispose of assets, enter into sale and leaseback transactions, change the business conducted by the Loan Parties, issue dividends and enter into certain hedging agreements. In addition, the facility prohibits any commodity transactions that are not allowed by the Company’s risk management policy. The facility may preclude the Company from prepaying the term loan (described below) if certain requirements are not met. In addition, the facility may require the Company to defer interest payments on the term notes. The facility contains covenants that require the Company to maintain certain specified financial ratios. Certain of these requirements become more stringent as time passes, which may require the Company to achieve increases in business levels or operating efficiencies to maintain compliance with the ratios. At December 31, 2009, the Company was in compliance with the covenants.

Failure to comply with the provisions of the revolving credit agreement could cause events of default, which could result in increases in interest rates, the debt becoming due and payable, or other adverse consequences. The events of default include, among others, the failure to pay fees, interest, and principal when due, a breach of any representation or warranty contained in the agreement, a breach of certain covenants, any default under any of the agreements entered into in connection with the facility, any event of default under other debt arrangements, events of bankruptcy, judgments and attachments exceeding $5.0 million, default events relating to employee benefit plans, a change in control of the Company, the guarantees, collateral documents or the facility failing to be in full force and effect or being declared null and void, any agreement pertaining to the subordination of the term loan (described below) or any subordinated indebtedness failing to be in force, or the failure to deliver to the lenders certain financial reports in the time frame required by the agreement.

Term Loan

Pursuant to the Plan of Reorganization, the Company entered into a term loan agreement on November 30, 2009 with a principal balance of $300 million and a maturity date of November 30, 2016. Beginning on November 30, 2012, the Company is obligated to make early principal payments on an annual basis if cash flows for the preceding year, as defined in the agreement, exceed certain levels specified in the agreement. The Company generally has the right to make additional principal payments without incurring any penalties for early repayment.

The term loan bears interest at a fixed rate of 9%. For interest charged during 2010 and 2011, the Company has the option to either pay the interest in cash on a quarterly basis beginning on June 30, 2010, or to defer payment of the interest until November 30, 2014. If the Company elects to defer interest payments, interest will be charged on the deferred amounts at a fixed rate of 11%. Beginning on January 1, 2012, the Company will no longer have the option to defer interest payments, and all interest charged after that date will be payable each quarter. Under certain circumstances, the provisions of the revolving credit facility (described above) may require the Company to defer interest payments under the term loan. The Company recorded $2.3 million of interest expense during December 2009 related to the term loan.

SEMGROUP CORPORATION

Notes to Consolidated Financial Statements—(Continued)

15. LONG-TERM DEBT, Continued

The term loan is secured with a second lien on the assets that are secured under the revolving credit facility. The term loan contains numerous covenants, which are similar to the covenants in the revolving credit facility. At December 31, 2009, the Company was in compliance with the covenants.

Failure to comply with the provisions of the term loan agreement could cause events of default, which could result in increases in interest rates, the debt becoming due and payable, or other adverse consequences. The events of default are similar the events of default under the revolving credit facility.

SemCrude Pipeline credit facility

SemCrude Pipeline, L.L.C. (“SemCrude Pipeline”), which is wholly-owned subsidiary that holds the Company’s ownership interest in White Cliffs Pipeline, borrowed $125 million under a credit agreement on November 30, 2009. This agreement requires quarterly principal payments of $3.5 million each, beginning on December 31, 2009, with the remaining balance payable on June 2, 2014. The Company is also required to make early principal payments during any quarter in which distributions received from White Cliffs Pipeline exceed certain specified levels. The Company has the right to make additional early principal payments without incurring penalties for early repayment. As described in Note 16, the Company will be required to make an early principal payment if the other owners of White Cliffs Pipeline exercise their options to purchase additional ownership interests from the Company.

The SemCrude Pipeline credit facility bears interest at a floating rate of 5% plus the highest of: a) the bank prime loan rate; b) the federal funds rate plus 0.5%; or c) 2.5%. At December 31, 2009, the interest rate in effect on the agreement was 8.25%. Beginning January 1, 2010, the Company may elect for interest to be charged at 6% plus the greater of LIBOR or 1.5%. Interest is payable each month. In addition, the Company paid $4.8 million in fees to the lender at the inception of the agreement, which was recorded in other noncurrent assets and is being amortized over the life of the agreement. The Company recorded $1.1 million of interest expense during December 2009 related to the Pipeline facility, including the amortization of debt issuance costs.

The facility is secured by the Company’s ownership interests in White Cliffs Pipeline. The agreement contains covenants, which, among other things, restrict SemCrude Pipeline’s ability to incur additional indebtedness, create liens on assets, make investments, restricted payments, loans or advances, dispose of assets, change the nature of business, and issue dividends. The net assets of SemCrude Pipeline (excluding those related to non-controlling interests) were $207.1 million at December 31, 2009. The facility contains covenants that require SemCrude Pipeline to maintain certain specified financial ratios. Certain of the covenant ratio requirements become more stringent as time passes, which may require the Company to achieve increases in business levels or operating efficiencies to maintain compliance with the ratios. At December 31, 2009, the Company was in compliance with the covenants.

Failure to comply with the provisions of the Pipeline credit agreement could cause events of default, which could result in increases in interest rates, the debt becoming due and payable, or other adverse consequences. The events of default include, among others, the failure to pay fees, interest, or principal when due, a breach of any representation or warranty contained in the credit agreement, a breach of certain covenants under the agreement, any default under any of the documents entered into in connection with the agreement, any event of default under the Company’s other credit agreements, bankruptcy, judgments and attachments, default events relating to employee benefit plans, a change in control, the guarantees, or collateral documents or the credit agreement failing to be in full force and effect or being declared null and void.

SEMGROUP CORPORATION

Notes to Consolidated Financial Statements—(Continued)

15. LONG-TERM DEBT, Continued

SemLogistics credit facility

SemLogistics borrowed 25 million British pounds (approximately $41.3 million U.S. dollars) on November 30, 2009. The agreement requires quarterly principal payments of 1,000,000 British pounds (approximately $1.6 million U.S. dollars) beginning on March 31, 2010, with the remaining balance payable on November 30, 2013. SemLogistics is obligated to make early principal payments during any year in which certain cash flows, as defined in the agreement, exceed certain levels specified in the agreement. SemLogistics has the right to make additional early principal payments without incurring any penalties for early repayment.

The SemLogistics facility bears interest at a floating rate of 6%, plus the London Interbank Offered Rate. At December 31, 2009, the interest rate in effect under the agreement was 6.5%. Interest is payable quarterly. In addition, the Company paid $2.1 million in fees to the lender at the inception of the agreement, which was recorded in other noncurrent assets and is being amortized over the life of the agreement. The Company recorded $0.4 million of interest expense during December 2009 related to the facility, including amortization of debt issuance costs.

The facility is secured by the assets of SemLogistics. The facility contains covenants, which, among other things, restrict the ability of SemLogistics to incur additional indebtedness, create liens on assets, make investments, restricted payments, loans or advances, dispose of assets, change the nature of business, and issue dividends. The net assets of SemLogistics were $165.0 million at December 31, 2009. The facility contains covenants that require SemLogistics to maintain certain financial ratios specified in the agreement. At December 31, 2009, the Company was in compliance with the covenants.

Failure to comply with the provisions of the agreement could cause events of default, which could result in increases in interest rates, the debt becoming due and payable, or other adverse consequences. The events of default include the failure to pay fees, interest, or principal when due, a breach of any representation or warranty contained in the credit agreement, a breach of certain covenants, any default under any of the agreements entered into in connection with the loan, bankruptcy, judgments and attachments, any event of default under the Company’s other credit agreements, default events relating to employee benefit plans, the guarantees, or collateral documents or the credit agreement failing to be in full force and effect or being declared null and void. In addition, cross acceleration will occur if we do not pay any other debt facility.

Scheduled principal payments

The following table shows the amounts of scheduled principal payments as of December 31, 2009 (in thousands). As described above, several of the Company’s credit agreements require accelerated principal payments under certain circumstances. As a result, principal payments will likely occur earlier than shown in the table below.

SEMGROUP CORPORATION

Notes to Consolidated Financial Statements—(Continued)

15. LONG-TERM DEBT, Continued

For the year ended:
December 31, 2010	$20,719
December 31, 2011	20,384
December 31, 2012	80,972
December 31, 2013	34,721
December 31, 2014	63,101
Thereafter	300,035

Total	$519,932

Condensed combined financial statements of Parent Companies

As described above, the assets of SemCrude Pipeline and SemLogistics serve as collateral under those subsidiaries’ credit agreements. These credit agreements preclude SemCrude Pipeline and SemLogistics from paying dividends or otherwise transferring assets to their parent companies within SemGroup (collectively the “Parent Companies”).

The following condensed combined financial statements of the Parent Companies are prepared in accordance with U.S. generally accepting accounting principles on the same basis as the Company’s consolidated financial statements, except that the Parent Companies’ investments in SemCrude Pipeline and SemLogistics are accounted for as equity method investments. Under the equity method, the combined net book value of SemCrude Pipeline and SemLogistics is presented as an investment in the condensed combined Parent Companies’ balance sheets below. The Parent Companies’ net equity in earnings (losses) of SemCrude Pipeline and SemLogistics is presented in one account in the condensed combined Parent Companies’ statements of operations below. Payables to SemCrude Pipeline and SemLogistics are shown net of receivables from them.

SEMGROUP CORPORATION

Notes to Consolidated Financial Statements—(Continued)

15. LONG-TERM DEBT, Continued

The condensed combined balance sheet of the Parent Companies is as follows at December 31, 2009 (amounts in thousands):

ASSETS
Current assets:
Cash and cash equivalents	$26,316
Restricted cash	245,799
Accounts receivable (net of allowance)	214,509
Inventories	165,040
Current assets of discontinued operations	2,634
Other current assets	112,643

Total current assets	766,941

Property, plant and equipment (net of accumulated depreciation)	616,720
Investments in SemCrude Pipeline and SemLogistics	372,126
Goodwill	123,987
Other intangible assets (net of accumulated amortization)	79,920
Other assets (net)	51,595

Total assets	$2,011,289

LIABILITIES AND OWNERS’ EQUITY (DEFICIT)

Current liabilities:
Accounts payable	$171,894
Accrued liabilities	43,189
Payables to pre-petition creditors	285,700
Payables to SemLogistics and SemCrude Pipeline (net)	6,565
Other current liabilities	34,662
Current liabilities of discontinued operations	12,656
Current portion of long-term debt	348

Total current liabilities	555,014

Long-term debt	360,678
Deferred income taxes	62,171
Other noncurrent liabilities	56,534

SemGroup owners’ equity (deficit)
Common stock	414
Additional paid-in capital	1,017,498
Accumulated deficit	(37,892)
Accumulated other comprehensive loss	(3,334)

Total SemGroup owners’ equity (deficit)	976,686

Noncontrolling interests in consolidated subsidiaries	206

Total owners’ equity (deficit)	976,892

Total liabilities and owners’ equity	$2,011,289

SEMGROUP CORPORATION

Notes to Consolidated Financial Statements—(Continued)

15. LONG-TERM DEBT, Continued

The condensed combined statement of operations of the Parent Companies for the month ended December 31, 2009 is as follows (amounts in thousands):

Month ended December 31, 2009

Revenues	$150,506

Expenses:
Costs of products sold, exclusive of depreciation and amortization shown below	140,427
Operating	15,862
General and administrative	6,704
Depreciation and amortization	4,017
Losses on disposal or impairment of long-lived assets, net	23,119

Total expenses	190,129

Operating loss	(39,623)

Equity in earnings (losses) of SemCrude Pipeline and SemLogistics	(865)

Other expense (income):
Interest expense	5,648
Foreign currency transaction loss (gain)	(684)
Other expense (income), net	(544)

Total other expenses	4,420

Loss from continuing operations before income taxes	(44,043)

Income tax benefit	(6,750)

Loss from continuing operations	(37,293)

Income from discontinued operations	215

Net loss	(37,078)

Less: net income (loss) attributable to noncontrolling interests	(51)

Net loss attributable to SemGroup	$(37,027)

SEMGROUP CORPORATION

Notes to Consolidated Financial Statements—(Continued)

15. LONG-TERM DEBT, Continued

The condensed combined statement of cash flows of the Parent Companies for the month ended December 31, 2009 is as follows (amounts in thousands):

Net cash outflows from operating activities	$(8,557)

Cash outflows from investing activities:
Capital expenditures	(6,987)
Other	(268)

Cash outflows from financing activities:
Principal payments on debt and other obligations	(8,039)

Effect of exchange rate changes on cash and cash equivalents	(183)

Net decrease in cash	(24,034)

Cash and cash equivalents at November 30, 2009	50,350

Cash and cash equivalents at December 31, 2009	$26,316

Long-term debt prior to Emergence Date

Prior to the Petition Date, the Company was a borrower on several credit agreements. Substantially all of the Company’s assets were pledged as collateral under these agreements. The Company’s Bankruptcy Petitions and related events caused events of default on all of the credit agreements. In addition, the examiner appointed by the Bankruptcy Court alleged that certain of the Company’s commodity trading practices prior to the Petition Date may have violated covenants under the credit agreements.

During 2008, while under bankruptcy protection, the Company obtained a debtor-in-possession credit facility to fund working capital and reorganization costs. The Company repaid the full balance of this facility at the Emergence Date.

All of the long-term debt on the balance sheet at December 31, 2008, with the exception of certain capital leases, was repaid, refinanced, or extinguished as part of the Reorganization Process.

SEMGROUP CORPORATION

Notes to Consolidated Financial Statements—(Continued)

15. LONG-TERM DEBT, Continued

Long-term debt at December 31, 2008 consisted of the following (in thousands):

December 31, 2008 balance

Subject to compromise
Working capital facility (a)	$1,632,417
Revolving credit facility (b)	665,000
Term loan (c)	141,274
Senior notes (d)	600,000

$3,038,691

Not subject to compromise
Debtor-in-posession facility (e)	$9,700
European credit facilities (f)	49,500
SemCrude Pipeline term loan (g)	120,000
Capital lease obligations	954

$180,154

(a)	The working capital facility included cash borrowings and letters of credit. The facility was scheduled to mature in October 2010. The Company’s liabilities related to this facility were extinguished in the Reorganization Process.
(b)	The revolving facility was scheduled to mature in October 2010. The Company’s liabilities related to this facility were extinguished in the Reorganization Process.
(c)	The term loan required quarterly principal payments, and was scheduled to mature in March 2011. The Company’s liabilities related to this facility were extinguished in the Reorganization Process.
(d)	The senior notes were scheduled to be repaid in November 2015. The Company’s liabilities related to the senior notes were extinguished in the Reorganization process.
(e)	The Company utilized the debtor-in-possession facility beginning in August 2008 to fund operations while the Company was under bankruptcy protection. The outstanding balance on the facility was paid in full on the Emergence Date.
(f)	The European credit facilities were secured by the assets of SemLogistics and SemEuro Supply. The facilities were initially scheduled to mature on September 29, 2009, but the maturity date was extended to November 30, 2009. The facilities were refinanced at the Emergence Date through the issuance of the SemLogistics facility (described earlier in this Note).
(g)	The SemCrude Pipeline term loan was secured by the Company’s ownership interests in White Cliffs Pipeline. The facility was scheduled to mature on June 17, 2009. The facility was refinanced at the Emergence Date through the issuance of the SemCrude Pipeline facility (described earlier in this Note).

SEMGROUP CORPORATION

Notes to Consolidated Financial Statements—(Continued)

15. LONG-TERM DEBT, Continued

The following table reconciles total contractual interest expense, including amortization of debt issuance costs, to total interest expense on the consolidated statements of operations (in thousands):

	Eleven Months ended November 30, 2009	Year Ended December 31, 2008	Year Ended December 31, 2007

Total contractual interest expense	$236,991	$261,159	$194,726
less: interest compromised	(220,953)	(105,290)	—
less: interest capitalized	(2,600)	(10,754)	(5,934)
less: interest allocated to discontinued operations	(1,397)	(34,326)	(83,623)

Interest expense per consolidated statements of operations	$12,041	$110,789	$105,169

Fair Value

Since the credit agreements had been recently negotiated, the fair value of the Company’s debt approximated the recorded value at December 31, 2009. At December 31, 2008, debt not classified as subject to compromise was estimated to approximate fair value. The December 31, 2008 fair values of the working capital facility, revolving credit facility, term loan and senior notes were estimated to be $464.0 million, $194.5 million, $56.5 million and $21.0 million, respectively.

16. COMMITMENTS AND CONTINGENCIES

Bankruptcy Matters

(a) Confirmation Order Appeals

Manchester Securities Appeal. On October 21, 2009, Manchester Securities Corporation, the creditor of SemGroup Holdings, LP, filed an objection to the Plan of Reorganization. In the objection, Manchester argued that the Plan of Reorganization should not be confirmed because it did not provide for an alleged $50 million claim of SemGroup Holdings, L.P. against SemGroup Pipeline, L.L.C. On October 28, 2009, the Bankruptcy Court overruled the objection and entered the confirmation order approving the Plan of Reorganization. On November 4, 2009, Manchester filed a notice of appeal of the confirmation order. On December 4, 2009, Manchester’s appeal was docketed in the United States District Court for the District of Delaware. While the Company believes that this action is without merit and intends to vigorously defend this matter on appeal, an adverse ruling on this action could have a material adverse impact on the Company.

SEMGROUP CORPORATION

Notes to Consolidated Financial Statements—(Continued)

16. COMMITMENTS AND CONTINGENCIES, Continued

Luke Oil Appeal. On October 21, 2009, Luke Oil Company, C&S Oil/Cross Properties, Inc., Wayne Thomas Oil and Gas and William R. Earnhardt Company (collectively, “Luke Oil”) filed an objection to the Plan of Reorganization “to the extent that the Plan of Reorganization may alter, impair, or otherwise adversely affect Luke Oil’s legal rights or other interests.” On October 28, 2009, the Bankruptcy Court overruled the Luke Oil objection and entered the confirmation order. On November 6, 2009, Luke Oil filed a notice of appeal. On December 23, 2009, Luke Oil’s appeal was docketed in the United States District Court for the District of Delaware. While the Company believes that this action is without merit and intends to vigorously defend this matter on appeal, an adverse ruling on this action could have a material adverse impact on the Company.

(b) Disputes Related to Pre-Petition Claims

Numerous creditors filed claims with the Bankruptcy Court asserting amounts owed by SemGroup, L.P. prior to its bankruptcy filing, and many of those claims remain unresolved. The Company is attempting to settle certain unresolved claims, and those which it is unable to settle may be litigated to judgment in the Bankruptcy Court or, in certain other instances, in other forums. Resolution of certain other unresolved claims is delegated under the Plan of Reorganization to either the Producers’ Representative or the Agent for the Prepetition Secured Lenders. The Company does not believe it bears any material risk of loss associated with these claims, because recovery on the claims will come from the cash, stock, warrants, Litigation Trust interests or other consideration provided under the Plan of Reorganization. However, the Company may incur legal or other costs associated with resolving disputed claims.

(c) Investigations

Around the time of the bankruptcy filings, several governmental or quasi-governmental agencies launched investigations regarding the circumstances of the SemGroup, L.P. filings. The mandate and scope of these investigations were very broad and are ongoing.

Bankruptcy Examiner. On October 14, 2008, the Bankruptcy Court appointed an examiner to (i) investigate the circumstances surrounding the SemGroup, L.P.’s trading strategy prior to bankruptcy filings; (ii) investigate the circumstances surrounding certain insider transactions and the formation of SemGroup Energy Partners; (iii) investigate the circumstances surrounding the potential improper use of borrowed funds and funds generated from operations and the liquidation of assets to satisfy margin calls related to the trading strategy for the SemGroup Debtors and certain entities owned or controlled by former officers and directors of the general partner of SemGroup, L.P.; (iv) determine whether any directors, officers or employees of the general partner of SemGroup, L.P. participated in fraud, dishonesty, incompetence, misconduct, mismanagement, or irregularity in the management of the affairs of SemGroup, L.P.; and (v) determine whether the SemGroup Debtor estates have causes of action against current or former officers, directors, or employees of the general partner of SemGroup, L.P. arising from such participation. The examiner’s report was filed with the Bankruptcy Court on April 15, 2009.

SEMGROUP CORPORATION

Notes to Consolidated Financial Statements—(Continued)

16. COMMITMENTS AND CONTINGENCIES, Continued

Certain current and prior employees of the general partner of SemGroup, L.P. are referenced in the examiner’s report and the report’s conclusions may suggest possible civil or criminal liability on their part. To the extent such claims exist, they are property of the Litigation Trust, and not the Company, pursuant to the terms of the Plan of Reorganization. The Litigation Trust is pursuing claims against certain former officers, at its own expense. The Company may incur expenses, which are not expected to be material, related to information and document requests of the Litigation Trust related to such claims. Any indemnification obligations to such officers by SemGroup, L.P. were discharged under the Plan of Reorganization.

SEC. On August 5 and September 5, 2008, SemGroup, L.P. received requests for voluntary production from the Securities and Exchange Commission (“SEC”). On September 24, 2008, the SEC entered an Order Directing Private Investigation and Designating Officers to Take Testimony that pertains to SemGroup, L.P. The SEC has also served SemGroup, L.P. with subpoenas dated October 24 and December 11, 2009 seeking further documents and information. The Company has complied with the SEC requests and subpoenas. The Company is unaware of any currently pending formal charges against the Company by the SEC.

CFTC. On June 19, 2008, SemGroup, L.P. received a request for voluntary production from the Commodity Futures Trading Commission (“CFTC”). Subsequent to the bankruptcy filings, on August 14, 2008, the CFTC sent another request for voluntary production. The CFTC has also served subpoenas upon SemGroup, L.P. requiring that it produce various documents. The Company has complied with the CFTC’s requests. The Company is unaware of any currently pending formal charges against the Company by the CFTC.

DOJ. On July 15, 2008, SemGroup, L.P. received a subpoena from the Department of Justice directing it to produce documents responsive to the subpoena. SemGroup, L.P. contacted the DOJ regarding the subpoena and the DOJ verbally voluntarily stayed compliance with the subpoena. The Company has not produced any documents to the DOJ and, to our knowledge, the DOJ is not currently pursuing any such production. We are unaware of any currently pending formal charges against the Company by the DOJ.

(d) Claims reconciliation process

A large number of parties have made claims against the Company for obligations alleged to have been incurred prior to the Petition Date. The Company continues to evaluate the accuracy of the claims and to assess whether to allow, settle, or dispute each individual claim.

As described in Note 8, pursuant to the Plan of Reorganization, the Company committed to settle all pre-petition claims by paying a specified amount of cash, issuing a specified number of warrants, and issuing a specified number of shares of SemGroup Corporation common stock. The resolution of most of the outstanding claims will not impact the total amount of consideration the Company will give to the claimants; instead, the resolution of the claims will impact the relative share of the total consideration that each claimant receives.

SEMGROUP CORPORATION

Notes to Consolidated Financial Statements—(Continued)

16. COMMITMENTS AND CONTINGENCIES, Continued

However, there is a specified group of claims for which the Company could be required to pay additional funds to settle. Pursuant to the Plan of Reorganization, the Company set aside $13.1 million of cash (recorded as restricted cash in the December 31, 2009 consolidated balance sheet), which the Company expects to be sufficient to settle this group of claims. The Company has recorded a corresponding liability in payables to pre-petition creditors on the December 31, 2009 consolidated balance sheet. However, the Company has not yet reached a resolution of these claims, and if the total settlement amount of these claims exceeds $13.1 million, the Company will be required to pay additional funds to these claimants. If this becomes probable of occurring, the Company will be required to increase is liability for payables to pre-petition creditors and to record a corresponding expense.

Environmental

The Company may from time to time experience leaks of petroleum products from its facilities, as a result of which the Company may incur remediation obligations or property damage claims. In addition, the Company is subject to numerous environmental regulations. Failure to comply with these regulations could result in the assessment of fines or penalties by regulatory authorities.

The Kansas Department of Health and Environment (the “KDHE”) filed a motion in SemGroup, L.P.’s bankruptcy proceeding seeking to extend the bar date to file proofs of claim with respect to potential environmental contamination at various SemGroup properties in Kansas. The parties agreed to defer the Bankruptcy Court’s consideration of the motion to allow for settlement negotiations, which are continuing. Through these negotiations, KDHE has limited its focus to six sites (five owned by SemCrude and one owned by SemGas). KDHE believes that, based on their historical use, some or all of these six sites may have soil or groundwater contamination in excess of state standards, but at the present time, no contamination has been confirmed. KDHE is seeking SemCrude’s and SemGas’ agreement to undertake assessments of these sites to determine whether they are contaminated. KDHE may also have a claim for its costs, which may be subject to the Plan. At the present time, no violation of law has been alleged and the amount of this potential cleanup cannot be determined because it is not yet known whether these sites are contaminated.

SEMGROUP CORPORATION

Notes to Consolidated Financial Statements—(Continued)

16. COMMITMENTS AND CONTINGENCIES, Continued

Asset retirement obligations

The Company will be required to incur significant removal and restoration costs when it retires its natural gas gathering and processing facilities in Canada. The Company recorded an asset retirement obligation of $29.0 million at December 31, 2009, which is included within other noncurrent liabilities on the consolidated balance sheet. This amount was calculated using the $102.4 million cost the Company estimates it would incur to retire these facilities, discounted based on the Company’s risk-adjusted cost of borrowing and the estimated timing of remediation.

The calculation of the liability for an asset retirement obligation requires the use of significant estimates, including those related to the length of time before the assets will be retired, cost inflation over the assumed life of the assets, actual remediation activities to be required, and the rate at which such obligations should be discounted. During December 2009, due to the planned shutdown of a portion of a facility, the Company revised the estimated amount and timing of certain of these costs, and recorded a $4.7 million increase to the liability due to this change in estimate. Future changes in these estimates could result in material changes in the value of the recorded liability. In addition, future changes in laws or regulations could require the Company to record additional asset retirement obligations. The $102.4 million estimated cost represents only the Company’s proportionate share of the obligations associated with these facilities. An additional $43.0 million of estimated costs are attributable to third-party owners’ proportionate share of the obligations. If an owner fails to perform on its obligations, the other owners could be obligated to bear that party’s share of the remediation costs.

Other matters

The Company and its subsidiaries are parties to various other claims, legal actions and complaints arising in the ordinary course of business. In the opinion of the Company’s management, the ultimate resolution of these claims, legal actions and complaints, after consideration of amounts accrued, insurance coverage, and other arrangements, will not have a material adverse effect on the Company’s consolidated financial position, results of operations or cash flows. However, the outcome of such matters is inherently uncertain, and estimates of the Company’s consolidated liabilities may change materially as circumstances develop.

SEMGROUP CORPORATION

Notes to Consolidated Financial Statements—(Continued)

16. COMMITMENTS AND CONTINGENCIES, Continued

Leases

The Company has entered into capital and operating lease agreements for office space, office equipment, land, trucks and tank storage. Future minimum lease payments at December 31, 2009, are as follows (in thousands):

	Capital Leases	Operating Leases
For twelve months ending:
December 31, 2010	$367	$11,410
December 31, 2011	19	6,349
December 31, 2012	18	3,716
December 31, 2013	18	2,664
December 31, 2014	18	2,493
Thereafter	37	10,876

Total future minimum lease payments	477	$37,508

Less amount representing interest	39

Net future minimum lease payments	438
Less current portion	348

Noncurrent portion	$90

SemGroup Corporation recorded rental expenses from continuing operations relating to leases of $1.1 million for the month ended December 31, 2009. SemGroup, L.P. recorded rental expense from continuing operations related to leases of $7.5 million, $21.1 million, and $23.4 million for the eleven months ended November 30, 2009 and the years ended December 31, 2008 and 2007, respectively.

Purchase and sale commitments

At December 31, 2009, the Company had entered into commitments to purchase 24,300 barrels of product at fixed prices, for an aggregate purchase commitment of $1.9 million. The Company has accounted for these commitments as normal purchases and, as a result, no asset or liability has been recorded related to these agreements.

At December 31, 2009, the Company had entered into commitments to purchase 1.8 million barrels of product at floating prices, for an aggregate purchase commitment of $117.5 million using December 31, 2009 prices. The Company has accounted for these commitments as normal purchases and, as a result, no asset or liability has been recorded related to these agreements.

At December 31, 2009, the Company had entered into commitments to sell 117,000 barrels of product at fixed prices, for an aggregate sale commitment of $9.0 million. The Company has accounted for these commitments as normal sales and, as a result, no asset or liability has been recorded related to these agreements.

At December 31, 2009, the Company had entered into commitments to sell 2.6 million barrels of product at floating prices, for an aggregate sale commitment of $171.8 million using December 31, 2009 prices. The Company has accounted for these commitments as normal sales and, as a result, no asset or liability has been recorded related to these agreements.

SEMGROUP CORPORATION

Notes to Consolidated Financial Statements—(Continued)

16. COMMITMENTS AND CONTINGENCIES, Continued

The Company has entered into two separate agreements under which the Company is obligated to purchase all of the propane produced by a third-party refinery at a price that floats based market rates. Under one of these agreements, which expires in March 31, 2011, the Company purchased 11.1 million gallons of propane during 2009 for a total price of $9.7 million. Under the other agreement, which expires in April 30, 2011, the Company purchased 13.2 million gallons of propane during 2009 for a total price of $11.0 million pursuant to these agreements.

The Company has entered into a long term marketing agreement to market all natural gas liquids produced by a third party’s natural gas processing plants. The agreement expires March 31, 2022. The Company marketed 61.1 million gallons of natural gas liquids at a purchase cost of $55.6 million during 2009 pursuant to this agreement.

The Company’s SemGas segment enters into contracts under which the Company is responsible for marketing all of the gas and natural gas liquids produced by the counterparties to the agreements. In 2009, the majority of SemGas’ revenues were generated from such contracts.

White Cliffs Pipeline

The Company owns approximately 99.17% of White Cliffs Pipeline, and the remaining interests are held by two unaffiliated parties. Each of these parties has the right to increase its ownership interest to 24.5% by purchasing a share of the Company’s ownership interest for a price equal to the proportionate share of the construction costs plus a specified premium. If either of these parties exercises its option, the Company will be required to remit the proceeds from the sale to the lender on the SemCrude Pipeline credit agreement as an early principal payment. These options expire on June 1, 2010.

17. EQUITY AND EARNINGS PER SHARE

Successor

Upon emergence from bankruptcy protection, the Company issued 40,882,496 shares of common stock, which included Class A Stock and Class B Stock. Class A Stock is eligible to be listed on a stock exchange, whereas Class B Stock is not. Any share of Class B Stock may be converted to Class A Stock at the election of the holder, and both classes have full voting rights. The Company is required to issue an additional 517,500 shares of common stock in settlement of pre-petition claims, once the process of evaluating these claims has progressed further. The owners’ equity balances on the December 31, 2009 consolidated balance sheet include the shares that are required to be issued in settlement of pre-petition claims. The Company has authorized the issuance of a maximum of 2,781,635 shares of Common Stock for issuance under employee compensation plans. The total number of shares authorized for issuance is 90,000,000 shares of Class A and 10,000,000 shares of Class B common stock. Both classes of common stock have a par value of $0.01 per share.

SEMGROUP CORPORATION

Notes to Consolidated Financial Statements—(Continued)

17. EQUITY AND EARNINGS PER SHARE, Continued

Upon emergence from bankruptcy protection, the Company also issued 1,634,210 warrants, and is required to issue an additional 544,737 warrants in settlement of pre-petition claims, once the process of reconciling these claims has progressed further. Each warrant entitles the holder to purchase one share of Common Stock for $25 at any time before the November 30, 2014 expiration date. In the event of a change in control of the Company, the holders of the warrants would have the right to sell the warrants to the Company, and the Company would have the right to purchase the warrants from the holders. In either case, the price to be paid for the warrants would be calculated using a standard pricing model with inputs specified in the warrants agreement. The Company recorded a liability of $16.9 million at December 31, 2009 related to the warrants, which is included within other noncurrent liabilities on the consolidated balance sheet. During December 2009, the Company recorded other expense of $0.9 million resulting from the change in fair value of the warrants.

The following summarizes the calculation of earnings per share for the month ended December 31, 2009 (amounts in thousands, except per-share amounts):

	Continuing Operations	Discontinued Operations	Net

Income (loss)	$(38,132)	$215	$(37,917)
less: Income (loss) attributable to noncontrolling interests	(25)	—	(25)

Numerator	$(38,107)	$215	$(37,892)

Common stock outstanding (Classes A and B)	40,882	40,882	40,882
Common stock required to be issued in settlement of pre-petition claims	518	518	518

Denominator	41,400	41,400	41,400

Earnings (loss) per share	$(0.92)	$(0.00)	$(0.92)

Since the Company experienced a net loss during December 2009, neither the warrants nor the restricted stock awards (described in Note 18) caused any dilution.

Predecessor

Prior to the Emergence Date, SemGroup, L.P. was structured as a partnership. All general and limited partner ownership interests in SemGroup, L.P. were cancelled in the Reorganization Process.

The following tables present unaudited pro forma earnings per share, assuming that the same number of shares of SemGroup corporation common stock had been outstanding for all periods presented. No effect is given to equity-based compensation of the Predecessor, since such agreements were denominated in limited partner units. The pro forma earnings per share may not be indicative of the results that actually would have occurred if the equity structure of the reorganized company had been in place during the periods shown below or the results that may occur in the future. Amounts in the tables are in thousands, except per-share amounts.

SEMGROUP CORPORATION

Notes to Consolidated Financial Statements—(Continued)

17. EQUITY AND EARNINGS PER SHARE, Continued

	Eleven months ended November 30, 2009 (unaudited)
	Continuing Operations	Discontinued Operations	Net
Income (loss)	$3,548,751	$(154,672)	$3,394,079
less: Income (loss) attributable to noncontrolling interests	(505)	—	(505)

Numerator	$3,549,256	$(154,672)	$3,394,584

Denominator (pro forma)	41,400	41,400	41,400

Earnings (loss) per share (pro forma)	$85.73	$(3.74)	$81.99

	Year ended December 31, 2008 (unaudited)
	Continuing Operations	Discontinued Operations	Net
Income (loss)	$(1,810,106)	$(1,018,921)	$(2,829,027)
less: Income (loss) attributable to noncontrolling interests	22,855	—	22,855

Numerator	$(1,832,961)	$(1,018,921)	$(2,851,882)

Denominator (pro forma)	41,400	41,400	41,400

Earnings (loss) per share (pro forma)	$(44.27)	$(24.61)	$(68.89)

	Year ended December 31, 2007 (unaudited)
	Continuing Operations	Discontinued Operations	Net
Income (loss)	$(362,095)	$(236,235)	$(598,330)
less: Income (loss) attributable to noncontrolling interests	6,854	—	6,854

Numerator	$(368,949)	$(236,235)	$(605,184)

Denominator (pro forma)	41,400	41,400	41,400

Earnings (loss) per share (pro forma)	$(8.91)	$(5.71)	$(14.62)

SEMGROUP CORPORATION

Notes to Consolidated Financial Statements—(Continued)

18. EQUITY-BASED COMPENSATION

SemGroup Corporation (Successor)

At the Emergence Date, the Company granted 53,733 restricted stock awards to directors of the Company. These awards will vest in December 2010, contingent only on the continued service of the recipients. The Company recorded pre-tax expense of $0.1 million during the month ended December 31, 2009 associated with these awards. The Company estimates that pre-tax expense associated with these awards will be $1.3 million during the year ended December 31, 2010.

Also at the Emergence Date, the Company granted 94,800 restricted stock awards to an officer of the Company. One-third of these awards will vest in December 2010, one-third will vest in December 2011, and the remainder will vest in December 2012, contingent only on the continued service of the recipient. The awards are subject to accelerated vesting in the event of a change in control of the Company, or if the officer is terminated without cause, resigns for good reason, or dies during the vesting period. The Company recognizes the expense for each vesting tranche of these awards over the vesting period for the tranche. The Company recorded pre-tax expense of $0.1 million during the month ended December 31, 2009 associated with these awards, and estimates that the pre-tax expense associated with these awards will be $1.4 million, $0.6 million, and $0.3 million during the years ended December 31, 2010, 2011, and 2012, respectively.

During January 2010, the Company granted approximately 532,000 restricted stock awards to certain officers and employees. One-third of these awards will vest in January 2011, one-third will vest in January 2012, and the remainder will vest in January 2013. The ultimate vesting of these awards is contingent only on the continued service of the recipients. The awards are subject to accelerated vesting if an employee dies or is terminated without cause or resigns for good reason after or in connection with a change in control of the company, or dies during the vesting period. The Company recognizes the expense for these grants on a straight-line basis over the three-year vesting period of the awards. The Company estimates that pre-tax expense associated with these awards will be $4.3 million during each of the years ended December 31, 2010, 2011, and 2012.

The Company valued all of the restricted stock awards at $25 per award, as the reorganization value of the Company’s common stock was $25 per share.

When awards vest, the Company intends to issue shares in settlement of the awards, although the recipients have the option of settling a portion of awards in cash, in order to fund statutory minimum payroll tax withholding requirements.

SemGroup, L.P. (Predecessor)

Prior to the Petition Date, SemGroup, L.P. issued equity-based compensation under a stock option plan and an appreciation rights plan. These awards were cancelled in connection with the Reorganization Process. The Company recorded $3.1 million of expense related to these awards during the year ended December 31, 2007. Prior to the Petition Date, SemGroup Energy Partners also issued equity-based compensation. The Company recorded expense of $1.4 million and $1.2 million related to these awards during the years ended December 31, 2008 and 2007, respectively.

SEMGROUP CORPORATION

Notes to Consolidated Financial Statements—(Continued)

19. EMPLOYEE BENEFIT PLANS

Defined contribution plans

The Company sponsors defined contribution retirement plans in which the majority of employees are eligible to participate. SemGroup Corporation’s contributions to the defined contribution plans related to continuing operations were $0.1 million for the month ended December 31, 2009. SemGroup L.P.’s contributions related to continuing operations were $1.2 million, $1.8 million, and $2.4 million for the eleven months ended November 30, 2009 and the years ended December 31, 2008, and 2007, respectively.

Pension plans

The Company sponsors a defined benefit pension plan and a supplemental defined benefit pension plan (collectively, the “Pension Plans”) for certain employees of the SemCAMS segment. The following table shows the projected benefit obligations and plan assets of the Pension Plans (in thousands). As described in Note 4, SemCAMS was not consolidated from July 22, 2008 to November 30, 2009, and accordingly no balances are shown in the table below during that period of time.

	Successor	Predecessor
	December 31, 2009	December 31, 2008
Change in projected benefit obligation:
Projected benefit obligation at beginning of year	$—	$26,170
Re-consolidation of SemCAMS on November 30, 2009	26,946	—
Service cost	64	598
Interest cost	131	769
Actuarial (gains) losses	(950)	—
Benefits paid	(18)	(120)
Other (*)	—	(1,374)
Change in currency exchange rate	302	(1,085)
De-consolidation of SemCAMS on July 22, 2008	—	(24,958)

Projected benefit obligation at end of year	$26,475	$—

Change in fair value of plan assets:
Fair value of plan assets at beginning of year	$—	$20,495
Re-consolidation of SemCAMS on November 30, 2009	19,316	—
Employer contributions	170	569
Actual return on plan assets	269	(557)
Benefits paid	(18)	(120)
Change in currency exchange rate	222	(850)
De-consolidation of SemCAMS on July 22, 2008	—	(19,537)

Fair value of plan assets at end of year	$19,959	$—

Funded Status:	$(6,516)	$—

Accumulated benefit obligation	$23,606

SEMGROUP CORPORATION

Notes to Consolidated Financial Statements—(Continued)

19. EMPLOYEE BENEFIT PLANS, Continued

(*)	“Other” represents the difference between estimated and actual return on plan assets. Accounting standards require the funded status to be re-measured at the end of each year. During interim periods, pension liabilities are to be adjusted based on estimated returns on plan assets. During 2008, SemCAMS was de-consolidated prior to reaching the December 31 re-measurement date.

To compute the December 31, 2009 projected benefit obligation of the Pension Plans, the Company used a discount rate of 6% and an assumed rate of compensation increase of 4%.

The Company recorded $6.5 million in other noncurrent liabilities on the December 31, 2009 consolidated balance sheet to reflect the funded status of the Pension Plans. The Company recorded $1.1 million of other comprehensive income related to the change in funded status from November 30, 2009 to December 31, 2009. The Company does not expect to record any amortization of this actuarial gain during the year ended December 31, 2010.

The following table summarizes the components of the net periodic benefit cost related to the Pension Plans (in thousands):

	Successor	Predecessor
	Month ended December 31, 2009	Year-to-date period ended July 22, 2008	Year ended December 31, 2007
Service cost	$63	$598	$951
Interest cost	131	769	1,256
Expected return on plan assets	(115)	(802)	(1,396)
Amortization of prior service cost	—	123	197
Amortization of net acutarial loss (gain)	—	31	(11)

Net periodic benefit cost	$79	$719	$997

To compute interest cost, the Company used discount rates of 5.75%, 5.25% and 5.00% for 2009, 2008, and 2007, respectively. To compute expected return on plan assets, the Company used an estimated rate of return of 7% for all periods presented.

Substantially all of the plan assets are invested in highly-liquid securities, which are valued based on quoted market prices. The following table shows the allocation of the plan assets and the target allocation under Company policy at December 31, 2009:

	Actual	Target

Equity securities	63%	60%
Debt securities	37%	40%

	100%	100%

SEMGROUP CORPORATION

Notes to Consolidated Financial Statements—(Continued)

19. EMPLOYEE BENEFIT PLANS, Continued

The Company estimates that benefit payments from the Pension Plans will be as follows for the years 2010 – 2019 (in thousands):

2010	$2,704
2011	2,625
2012	2,625
2013	2,396
2014	2,165
2015 - 2019	10,119

$22,634

The Company estimates that it will make contributions of $3.5 million to the Pension Plans during the year ended December 31, 2010.

Retiree medical plan

The Company sponsors an unfunded post-employment health benefit plan (the “Health Plan”) for certain employees of the SemCAMS segment. The projected benefit obligation related to the Health Plan was $1.5 million at December 31, 2009, which was recorded to other noncurrent liabilities.

Supplemental executive retirement plan

Prior to the Petition Date, the Company sponsored a non-qualified supplemental executive retirement plan (“SERP Plan”), which provided defined post-retirement benefits and pre-retirement death benefits for certain executives. The SERP Plan was terminated effective December 31, 2008. The Company recognized $1.7 million of benefit and $0.9 million of expense related to the SERP Plan during the years ended December 31, 2008 and 2007, respectively. At December 31, 2008, the $9.8 million liability related to the SERP Plan was classified as a liability subject to compromise. The Company’s obligations related to the SERP Plan were extinguished in the Reorganization Process.

SEMGROUP CORPORATION

Notes to Consolidated Financial Statements—(Continued)

20. ACCUMULATED OTHER COMPREHENSIVE INCOME

The following table presents changes in the components of accumulated other comprehensive income (loss) (in thousands):

	Cash Flow Hedges	Foreign Currency Translation	Marketable Securities	Employee Benefit Plans	Total
Balance, December 31, 2006 (Predecessor)	$1,510	$40,903	$—	$—	$42,413
Foreign currency translation adjustment	—	47,214	—	—	47,214
Unrealized loss on interest swaps	(228)	—	—	—	(228)
Unrealized gain on marketable securities	—	—	1,482	—	1,482
Change in minimum pension liability, net of tax	—	—	—	251	251
Adoption of SFAS 158, net of $1.5 million tax (a)	—	—	—	(3,095)	(3,095)

Balance, December 31, 2007 (Predecessor)	1,282	88,117	1,482	(2,844)	88,037
Foreign currency translation adjustment	—	(80,113)	—	—	(80,113)
Unrealized loss on marketable securities	—	—	(7,745)	—	(7,745)
Changes related to benefit plans, net of tax	—	—	—	(88)	(88)
Reclassification to earnings	(1,282)	—	6,263	—	4,981
Deconsolidation of Canadian subsidiaries	—	(48,075)	—	2,932	(45,143)

Balance, December 31, 2008 (Predecessor)	—	(40,071)	—	—	(40,071)
Foreign currency translation adjustment	—	28,109	—	—	28,109

Balances prior to fresh-start reporting	—	(11,962)	—		(11,962)
Fresh - start reporting adjustment	—	11,962	—	—	11,962

Balance, November 30, 2009 (Successor)	—	—	—	—	—
Foreign currency translation adjustment	—	(4,180)	—	—	(4,180)
Changes related to benefit plans, net of tax	—	846	—	—	846

Balance, December 31, 2009 (Successor)	$—	$(3,334)	$—	$—	$(3,334)

(a)	On December 31, 2007, the Company adopted Statement of Financial Accounting Standards No. 158 (ASC 715), which required the Company to record the funded status of the benefit plans as a liability and to record a corresponding adjustment to accumulated other comprehensive income.

SEMGROUP CORPORATION

Notes to Consolidated Financial Statements—(Continued)

21. SUPPLEMENTAL CASH FLOW INFORMATION

Operating assets and liabilities

The following table summarizes the changes in the components of operating assets and liabilities (in thousands):

	Successor	Predecessor
	One Month ended December 31, 2009	Eleven Months ended November 30, 2009	Year Ended December 31, 2008	Year Ended December 31, 2007

Decrease (increase) in restricted cash	$(36,911)	$(15,082)	$—	$—
Decrease (increase) in accounts receivable	4,567	318,706	(7,672)	(380,610)
Decrease (increase) in inventories	8,497	34,807	765,591	(256,862)
Decrease (increase) in derivatives and margin deposits	(4,495)	(4,717)	(848,226)	102,260
Decrease (increase) in other current assets	31,850	645	(71,206)	(8,914)
Decrease (increase) in other assets	6,503	1,999	(8,705)	850
Increase (decrease) in accounts payable and accrued liabilities	16,707	(106,405)	954,324	485,294
Increase (decrease) in payables to pre-petition creditors	(26,787)	—	—	—
Increase (decrease) in other noncurrent liabilities	267	—	(457)	(5,199)

	$198	$229,953	$783,649	$(63,181)

Non-cash transactions

As described in Note 15, the Company entered into the following non-cash transactions on the Emergence Date:

•	Retired $123.7 million of existing SemCrude Pipeline debt and paid $1.3 million of debt issuance costs by issuing new debt with a principal balance of $125.0 million;

•	Settled certain liabilities subject to compromise by entering into a $300 million term loan credit agreement;

•

Retired $29.6 million of existing debt and paid $26.9 of debt issuance costs by borrowing $56.5 million under a new revolving credit agreement. The Company also recorded an additional $12.1 million of long-term debt and other noncurrent assets related to deferred charges in the revolving credit agreement.

SEMGROUP CORPORATION

Notes to Consolidated Financial Statements—(Continued)

21. SUPPLEMENTAL CASH FLOW INFORMATION, Continued

Acquisitions

As described in Note 5, the Company completed several acquisitions during 2008 and 2007. The following table summarizes the assets and liabilities acquired, including those of discontinued operations (in thousands):

	Year ended December 31,
	2008	2007

Accounts receivable	$—	$1,804
Inventories	—	6,119
Other current assets	—	1,356
Property, plant and equipment	63,527	67,987
Goodwill	—	22,856
Other intangible assets	15,580	16,470
Accounts payable	—	(403)
Accrued liabilities	—	(330)
Less: net assets attributable to noncontrolling interests	—	(167)

Cash paid, net of cash acquired	$79,107	$115,692

On November 30, 2009, SemGroup reconsolidated certain of its Canadian subsidiaries. The impact of the reconsolidation is summarized in Note 8.

Non-cash effect of de-consolidation

As described in Note 4, the Company de-consolidated several of its subsidiaries in 2008. The following table summarizes the impact of these de-consolidations during 2008 (in thousands):

Accounts receivable	$763,876
Inventories, net	24,372
Derivatives and margin deposits	2,422
Other current assets	77,320
Property, plant and equipment	696,362
Other assets	107,462
Accounts payable	(451,197)
Accrued liabilities	(199,359)
Intercompany payables and note payable to affiliates	(498,265)
Debt and other obligations	(449,704)
Other long-term liabilities	(104,956)
Noncontrolling interests	(512,943)

Non-cash effect of deconsolidation of subsidiaries	$(544,610)

SEMGROUP CORPORATION

Notes to Consolidated Financial Statements—(Continued)

21. SUPPLEMENTAL CASH FLOW INFORMATION, Continued

Other supplemental disclosures

SemGroup Corporation paid $2.1 million of cash for interest during the month ended December 31, 2009. SemGroup, L.P. paid cash for interest of $12.3 million, $98.6 million, and $159.0 million during the eleven months ended November 30, 2009 and the years ended December 31, 2008 and 2007, respectively.

SemGroup Corporation paid $0.1 million of cash for income taxes (net of refunds received) during the month ended December 31, 2009. SemGroup, L.P. paid cash for income taxes (net of refunds received) of $3.1 million, $8.1 million, and $10.5 million during the eleven months ended November 30, 2009 and the years ended December 31, 2008 and 2007, respectively.

SemGroup Corporation accrued $0.9 million at December 31, 2009 for purchases of property, plant and equipment. SemGroup, L.P. accrued $10.8 million and $26.4 million for purchases of property, plant and equipment at December 31, 2008 and 2007, respectively.

As described in Note 13, the Company transferred derivative contracts with a value of $2.3 billion (loss position) to a broker during July 2008.

During 2008, the Company drew $302.4 million on letters of credit to fund operating activities.

The Company recorded non-cash reorganization expense of $20.0 million and $584.0 million for the eleven months ended November 30, 2009 and the year ended December 31, 2008, respectively. (Exclusive of the non-cash reorganization items gains related to the implementation of the Plan of Reorganization described in Note 8).

22. RELATED PARTY TRANSACTIONS

Westback

During 2007 and 2008, the Company entered into certain derivative arrangements with Westback Purchasing Company, L.L.C. (“Westback”), which was owned by an individual who was an officer of the Company at the time. Under this arrangement, the Company entered into derivative transactions with a counterparty, or NYMEX broker, at the request of Westback. The understanding of the arrangement was for the Company to remit to Westback any gains the Company generated from the derivative transactions, and for Westback to reimburse the Company for any losses in incurred from the derivative transactions. The intended benefit of these transactions for Westback was to expand its access to derivatives markets, since counterparties and brokers would be more willing to transact with the Company than with Westback, due to the Company’s larger financial resources. In return, the Company was to receive fees from Westback for its services. The Company also had a similar arrangement with Westback for the purchase and sale of physical commodities.

During 2008, the Company concluded that it was no longer probable that it would collect reimbursement from Westback for a portion of these losses, and the Company recorded an allowance for uncollectable accounts of $285.5 million to operating expenses in the consolidated income statement. At the Emergence Date, as part of the Reorganization Process, the Company’s rights to these receivables were transferred to the Company’s pre-petition creditors.

SEMGROUP CORPORATION

Notes to Consolidated Financial Statements—(Continued)

22. RELATED PARTY TRANSACTIONS, Continued

BOK Financial Corporation

A former officer of the Company served on the Board of Directors of BOK Financial Corporation (“BOK”) until July 16, 2008. During the period from January 1, 2007 through July 16, 2008, the Company entered into certain commodity derivative transactions with BOK. The Company also entered into interest rate hedging transactions with BOK. In addition, BOK was also a lender on several of the Company’s credit agreements.

Holdings and SemGroup Energy Partners

As described in Note 4, the Company consolidated SemGroup Energy Partners through July 18, 2008, and accordingly all transactions with SemGroup Energy Partners were eliminated in the Company’s consolidated financial statements. Subsequent to July 18, 2008, the Company accounted for its investment in SemGroup Energy Partners under the cost method. As described in Note 8, the Company’s ownership interest in SemGroup Energy Partners was seized by creditors prior to the Emergence Date.

Also in 2008, the Company de-consolidated SemGroup Holdings. At December 31, 2008, the Company owed $150.0 million to SemGroup Holdings, which was recorded as a liability subject to compromise. This liability was extinguished in the Reorganization Process.

The Company purchased crude oil transportation, terminalling, and storage services from SemGroup Energy Partners of $3.0 million and $12.0 million during the eleven months ended November 30, 2009 and the period from July 18, 2008 to December 31, 2008, respectively. The Company also purchased from SemGroup Energy Partners $15.1 million and $26.0 million of asphalt terminalling and storage services during the eleven months ended November 30, 2009 and the period from July 18, 2008 to December 31, 2008, respectively.

The Company received reimbursements from SemGroup Energy Partners of $10.5 million and $11.8 million during the eleven months ended November 30, 2009, and the period from July 18, 2008 to December 31, 2008, respectively, for operating costs associated with services provided by the Company to SemGroup Energy Partners. The Company also received reimbursements from SemGroup Energy Partners of $1.6 million and $3.0 million during the eleven months ended November 30, 2009 and the period from July 18, 2008 to December 31, 2008, respectively, for costs associated with general and administrative services provided by the Company to SemGroup Energy Partners.

On April 7, 2009, the Company and SemGroup Energy Partners executed definitive documentation related to the settlement of certain matters between us and SemGroup Energy Partners and entered into a settlement of a shared services agreement, which was retroactively effective as of March 31, 2009 (the “Settlement”). The Settlement provided for the following:

•

SemGroup Energy Partners transferred certain crude oil assets located in Kansas and northern Oklahoma to the Company. SemGroup Energy Partners retained certain access and connection rights to enable it to continue to operate its crude oil trucking business in such areas.

SEMGROUP CORPORATION

Notes to Consolidated Financial Statements—(Continued)

22. RELATED PARTY TRANSACTIONS, Continued

•

The Company transferred to SemGroup Energy Partners i) certain crude oil line fill and tank bottoms, (ii) certain personal property located in Oklahoma, Texas and Kansas used in connection with SemGroup Energy Partners’ crude oil trucking business and (iii) certain real property located in Oklahoma, Kansas, Texas and New Mexico. In addition, the Company transferred certain asphalt processing assets that were connected to, adjacent to, or otherwise contiguous with SemGroup Energy Partners’s existing asphalt facilities and associated real property interests to SemGroup Energy Partners.

•

The Company rejected certain service agreements and entered into new service agreements, pursuant to which SemGroup Energy Partners would provide certain crude oil and asphalt gathering, transportation, terminalling and storage services to the Company.

•	The Company rejected an existing agreement and entered into a new services agreement, pursuant to which the Company provides certain operational services for SemGroup Energy Partners.

•	The parties entered into a transition services agreement, pursuant to which the Company provides certain corporate, crude oil and asphalt transition services to SemGroup Energy Partners.

•	Certain pre-petition claims between the Company and SemGroup Energy Partners were netted and waived.

As a result of this Settlement, the Company transferred to SemGroup Energy Partners asphalt-related assets with a net book value of $84.0 million and crude-related assets of $14.9 million. Also as part of this Settlement, SemGroup Energy Partners transferred to the Company crude-related assets of $4.3 million. SemGroup Energy Partners made an unsecured claim of $55 million associated with the rejection of these contracts.

Emerging Canadian entities

The Company sold $155.5 million and $103.2 million of product to the Emerging Canadian Entities during the eleven months ended November 30, 2009 and the period from July 22, 2008 to December 31, 2008, respectively. The Company purchased $136.6 million and $102.1 million of product from the Emerging Canadian Entities during the eleven months ended November 30, 2009, and the period from July 22, 2008 to December 31, 2008, respectively.

SEMGROUP CORPORATION

Notes to Consolidated Financial Statements—(Continued)

22. RELATED PARTY TRANSACTIONS, Continued

Carlyle / Riverstone

Prior to our emergence from bankruptcy, we were partially owned by C/R SemGroup Investment Partnership, L.P. (“Carlyle”), which had the right to nominate one member to SemGroup, L.P.’s Management Committee. During the period from January 1, 2007 through the Emergence Date, the Company entered into transactions with several other entities in which Carlyle and its affiliates held an ownership interest, including Buckeye GP Holdings, L.P. and its subsidiaries (“Buckeye”), Knight, Inc. and its subsidiaries (“Knight”, formerly known as Kinder Morgan, Inc.), Magellan Midstream Partners, L.P. (“Magellan”), and Niska.

During January 2007, the Company received $32.2 million in product and service revenue from Magellan. During January 2007 the Company also made cash payments to Magellan for product and services in the amount of $21.7 million. After January 2007, Carlyle’s representatives no longer held seats on the board of directors of Magellan’s general partner.

During 2007, the Company acted as a counterparty to Niska for certain product transactions. During the year ended December 31, 2007, the Company had sales to Niska of $5.5 million and purchases from Niska of $18.6 million. In February 2008, the Company sold its interests in Niska to an affiliate of Carlyle for proceeds of $146.2 million.

Crude purchases

The Company purchased $87.2 million and $91.8 million of crude oil during the years ended December 31, 2008 and 2007, respectively, from entities owned by certain of the Company’s officers. At December 31, 2008, the Company owed $24.9 million to these related parties, which was recorded in liabilities subject to compromise on the consolidated balance sheet.

Vulcan

In 2009, SemGroup, L.P. assigned its 50% interest in Vulcan-Koch Asphalt Marketing, LLC (“Vulcan”) for proceeds of $3.9 million. The buyer of Vulcan was an entity controlled an individual who had the right to nominate members of SemGroup, L.P.’s Management Committee.

Other

During 2007 and 2008, an individual who was an officer of the Company at the time served on the management committee of an entity from which the Company leased transportation equipment. The Company made payments of $2.1 million and $2.7 million to the entity during the period January 1, 2008 to July 22, 2008 and the year ended December 31, 2007, respectively.

Prior to the Petition Date, the Company purchased catering services from an entity partially owned by two of the Company’s officers at the time. Also prior to the Petition Date, the Company purchased certain works of art from a vendor owned by one of the Company’s officers at the time. These purchases were not significant to the Company’s consolidated financial statements.

SEMGROUP CORPORATION

Notes to Consolidated Financial Statements—(Continued)

23. SUBSEQUENT EVENTS

During January 2010, SemMexico entered into a revolving credit agreement. This facility allows SemMexico to borrow up to 50 million Mexican pesos ($3.8 million U.S. dollars at the December 31, 2009 exchange rate) at any time during the term of the facility, which matures in January 2011. Borrowings are unsecured and bear interest at the bank prime rate in Mexico plus 2%. The bank prime rate in Mexico was 4.9% at December 31, 2009.

During April 2010, the Company amended its revolving credit facility (described in Note 15) to reduce the prefunded letter of credit tranche by $40 million and to increase the revolving letter of credit tranche by $40 million. As a result of this amendment, $2.0 million of the OID became due and payable. The Company recorded amortization expense of $1.8 million in April 2010 on the debt issuance costs asset to reflect the accelerated payment of the OID obligation.

SEMGROUP CORPORATION

Condensed Consolidated Balance Sheets

(Dollars in thousands)

	Successor
	(unaudited)
	June 30, 2010	December 31, 2009
ASSETS
Current assets:
Cash and cash equivalents	$82,491	$41,917
Restricted cash	109,681	245,799
Accounts receivable (net of allowance of $3,986 and $617 at June 30, 2010 and December 31, 2009, respectively)	200,823	218,279
Inventories	94,488	166,705
Current assets of discontinued operations	550	2,634
Other current assets	33,361	115,393

Total current assets	521,394	790,727

Property, plant and equipment (net of accumulated depreciation of $33,267 and $4,563 at June 30, 2010 and December 31, 2009, respectively)	1,024,262	1,041,379
Goodwill	131,981	186,844
Other intangible assets (net of accumulated amortization of $11,773 and $4,220 at June 30, 2010 and December 31, 2009, respectively)	80,628	130,612
Other assets, net	42,494	60,451

Total assets	1,800,759	2,210,013

LIABILITIES AND OWNERS’ EQUITY

Current liabilities:
Accounts payable	128,253	177,352
Accrued liabilities	61,592	46,674
Payables to pre-petition creditors	115,991	285,700
Other current liabilities	16,014	34,662
Current liabilities of discontinued operations	2,710	12,656
Current portion of long-term debt	20,129	20,719

Total current liabilities	344,689	577,763

Long-term debt	450,564	499,213
Deferred income taxes	90,511	98,246
Other noncurrent liabilities	53,346	56,534
Commitments and contingencies (Note 11)

SemGroup Corporation equity:
Common stock (Note 12)	414	414
Additional paid-in capital	1,020,479	1,017,498
Accumulated deficit	(149,830)	(37,892)
Accumulated other comprehensive loss	(10,791)	(3,334)

Total SemGroup Corporation equity	860,272	976,686

Noncontrolling interests in consolidated subsidiaries	1,377	1,571

Total owners’ equity	861,649	978,257

Total liabilities and owners’ equity	$1,800,759	$2,210,013

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

SEMGROUP CORPORATION

Unaudited Condensed Consolidated Statements of Operations and

Comprehensive Loss

(Dollars in thousands, except per share amounts)

	Successor	Predecessor	Successor	Predecessor
	Three Months Ended June 30, 2010	Three Months Ended June 30, 2009	Six Months Ended June 30, 2010	Six Months Ended June 30, 2009
Revenues:
Product	$243,953	$182,308	$652,227	$445,659
Service	48,525	25,689	99,622	44,462
Other	23,421	319	40,056	709

Total Revenues	315,899	208,316	791,905	490,830
Expenses:
Costs of products sold, exclusive of depreciation and amortization shown below	238,148	167,266	609,564	410,990
Operating	40,211	11,669	72,115	21,919
General and administrative	20,618	13,802	48,785	26,949
Depreciation and amortization	19,552	7,191	39,518	18,719
Losses (gains) on disposal or impairment of long-lived assets, net	91,369	(98)	91,389	(98)

Total expenses	409,898	199,830	861,371	478,479

Operating income (loss)	(93,999)	8,486	(69,466)	12,351

Other expense (income):
Interest expense (excluding compromised interest of $60,337 and $119,608 for the three months and six months ended June 30, 2009, respectively)	26,003	3,255	45,397	6,557
Foreign currency transaction loss (gain)	3,164	(3,753)	1,595	(3,194)
Other expense (income), net	2,063	(2,120)	(747)	(1,943)

Total other expense (income)	31,230	(2,618)	46,245	1,420

Income (loss) from continuing operations before reorganization items and income taxes	(125,229)	11,104	(115,711)	10,931
Reorganization items loss (Note 6)	—	(30,494)	—	(76,264)

Loss from continuing operations before income taxes	(125,229)	(19,390)	(115,711)	(65,333)
Income tax expense (benefit)	(3,357)	3,043	(2,514)	4,192

Loss from continuing operations	(121,872)	(22,433)	(113,197)	(69,525)
Income (loss) from discontinued operations, net of income taxes	894	(7,141)	1,376	(49,755)

Net Loss	(120,978)	(29,574)	(111,821)	(119,280)
Less: net income (loss) attributable to noncontrolling interests	56	(29)	117	15

Net loss attributable to SemGroup	(121,034)	(29,545)	(111,938)	(119,295)

Net Loss	(120,978)	(29,574)	(111,821)	(119,280)
Other comprehensive income (loss)	(7,197)	28,625	(7,457)	22,881

Comprehensive loss	(128,175)	(949)	(119,278)	(96,399)
Less: comprehensive income (loss) attributable to noncontrolling interests	56	(29)	117	15

Comprehensive loss attributable to SemGroup	$(128,231)	$(920)	$(119,395)	$(96,414)

Net loss attributable to SemGroup Corporation per common share (Note 13):
Basic and diluted	$(2.92)		$(2.70)

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

SEMGROUP CORPORATION

Unaudited Condensed Consolidated Statements of Cash Flows

(Dollars in thousands)

	Successor	Predecessor
	Six Months Ended June 30, 2010	Six Months Ended June 30, 2009
Net cash provided by operating activities (1)	$120,613	$153,224

Cash flows from investing activities:
Capital expenditures	(20,752)	(49,728)
Proceeds from sale of long-lived assets	1,053	8,672
Investments in non-consolidated subsidiaries	—	(18)
Proceeds from surrender of life insurance	7,016	—
Other	—	(797)

Net cash used in investing activities	(12,683)	(41,871)

Cash flows from financing activities:
Debt issuance costs	(992)	—
Borrowings on debt and other obligations	11,669	23,000
Principal payments on debt and other obligations	(77,923)	(7,074)
Distributions	(163)	—

Net cash provided by (used in) financing activities	(67,409)	15,926

Effect of exchange rate changes on cash and cash equivalents	53	5,614

Net increase in cash and cash equivalents	40,574	132,893
Cash and cash equivalents at beginning of period	41,917	605,350

Cash and cash equivalents at end of period	$82,491	$738,243

(1)	The Company recorded non-cash reorganization items expense of $14.9 million for the six months ended June 30, 2009.

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

SEMGROUP CORPORATION

Notes to Unaudited Condensed Consolidated Financial Statements

1. OVERVIEW

SemGroup Corporation, which has its headquarters in Tulsa, Oklahoma, owns a portfolio of businesses in the energy industry. SemGroup Corporation began operations on November 30, 2009 as the successor entity of SemGroup, L.P., which was an Oklahoma limited partnership.

Reorganization

On July 22, 2008 (the “Petition Date”), SemGroup, L.P. and certain of its subsidiaries filed petitions for reorganization under Chapter 11 of the U.S. Bankruptcy Code. Also on July 22, 2008, SemGroup, L.P.’s Canadian subsidiaries filed applications for creditor protection in Canada under the Companies’ Creditors Arrangement Act (the “CCAA”). Later during 2008, certain other U.S. subsidiaries filed petitions for reorganization.

While under bankruptcy protection, the Company filed a Plan of Reorganization with the court, which was confirmed on October 28, 2009. The Plan of Reorganization determined, among other things, how pre-Petition Date obligations would be settled, the equity structure of the reorganized company upon emergence, and the financing arrangements upon emergence. SemGroup Corporation emerged from bankruptcy protection on November 30, 2009 (the “Emergence Date”).

Reportable segments

The reorganized Company’s segments include the following:

•	SemCrude, which conducts crude oil transportation, storage, terminalling, gathering, blending, and marketing operations in the United States. SemCrude’s assets include:

•	a 527-mile pipeline that transports crude oil from Platteville, Colorado to Cushing, Oklahoma (“White Cliffs Pipeline”);

•

a 620-mile pipeline network in Kansas and Oklahoma that transports crude oil from producing wells and third-party pipeline connections to several refineries and to a storage facility in Cushing, Oklahoma; and

•	a crude oil storage facility in Cushing, Oklahoma with a capacity of 4.2 million barrels.

•	SemCanada Crude, which purchases, aggregates, blends, and sells crude oil in Western Canada and the Northern United States (see Note 5).

•	SemStream, which purchases, stores, and sells natural gas liquids in the United States. SemStream operates eleven terminals in the United States and leases a fleet of approximately 350 rail cars.

•

SemGas, which provides natural gas gathering and processing services in the United States. SemGas owns and operates over 800 miles of gathering pipelines in Kansas, Oklahoma, and Texas and three processing plants in Oklahoma and Texas.

SEMGROUP CORPORATION

Notes to Unaudited Condensed Consolidated Financial Statements—(Continued)

1. OVERVIEW, Continued

•

SemCAMS, which provides natural gas gathering and processing services in Alberta, Canada. SemCAMS owns working interests in, and operates, four natural gas processing plants and a network of 600 miles of natural gas gathering and transportation pipelines.

•	SemLogistics, which provides refined products storage services in the United Kingdom. SemLogistics owns a facility in Wales that has a storage capacity of approximately 8.7 million barrels.

•	SemMexico, which purchases, produces, stores, and distributes liquid asphalt cement products in Mexico. SemMexico operates eleven manufacturing plants and two emulsion distribution terminals.

Basis of presentation

The accompanying consolidated financial statements include the activities of SemGroup Corporation (the “Successor”) for the six months ended June 30, 2010 and the activities of SemGroup, L.P. (the “Predecessor”) for the six months ended June 30, 2009. Use of the term the “Company” in this report refers both to SemGroup Corporation and to SemGroup, L.P. As described in Note 2, SemCAMS and SemCanada Crude were not consolidated during the six months ended June 30, 2009.

On the Emergence Date, the Company adopted fresh-start reporting, which required the Company to record its assets and liabilities at fair value and to adjust its deferred tax liabilities accordingly. Due to the adoption of fresh-start reporting, the financial statements of the Successor are not comparable to the financial statements of the Predecessor.

The accompanying condensed consolidated financial statements are unaudited. The condensed consolidated balance sheet at December 31, 2009 is derived from audited financial statements. The accompanying financial statements include all normal and recurring adjustments that, in the opinion of management, are necessary to present fairly the financial position of the Company and the results of its operations and its cash flows. The results of operations for the six months ended June 30, 2010 are not necessarily indicative of future results.

Pursuant to the rules and regulations of the Securities and Exchange Commission, the accompanying financial statements do not include all of the information and notes normally included with financial statements prepared in accordance with accounting principles generally accepted in the United States. These financial statements should be read in conjunction with the audited consolidated financial statements and notes thereto for the year ended December 31, 2009, which are included in this Form 10 registration statement beginning on page F-3.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts and disclosures in the financial statements. Although management believes these estimates are reasonable, actual results could differ materially from these estimates.

SEMGROUP CORPORATION

Notes to Unaudited Condensed Consolidated Financial Statements—(Continued)

2. ACQUISITIONS

On the Petition Date, SemCAMS and SemCanada Crude filed applications for creditor protection in Canada under CCAA. Since the CCAA proceedings were administered in a different jurisdiction than that of the Company’s petition for relief under Chapter 11 of the United States Bankruptcy Code, the Company de-consolidated SemCAMS and SemCanada Crude on the Petition Date. At the Emergence Date, the Company regained control of SemCAMS and SemCanada Crude and consolidated them again beginning on the Emergence Date. As a result, the activities of SemCAMS and SemCanada Crude are included in the Company’s consolidated results of operations for the six months ended June 30, 2010, but are not included in the Company’s consolidated results of operations for the six months ended June 30, 2009.

3. DISCONTINUED OPERATIONS

Several historical operations are classified as discontinued operations in the accompanying financial statements. These include SemFuel, which was a refined products marketing and storage business in the United States, SemMaterials, which was an asphalt processing, storage and marketing business in the United States, and SemEuro Supply, which was a refined products marketing business in Europe. The Company sold the majority of the assets of SemMaterials and SemFuel during 2009 and ceased the operations of SemEuro Supply during 2008.

The assets and liabilities of discontinued operations consisted of the following (in thousands):

	Successor
	June 30, 2010	December 31, 2009
Assets of discontinued operations:
Accounts receivable	$539	$2,608
Other assets	11	26

Total assets	$550	$2,634

Liabilities of discontinued operations:
Accounts payable	$52	$409
Accrued liabilities	783	2,470
Payables to pre-petition creditors	1,875	9,777

Total liabilities	$2,710	$12,656

SEMGROUP CORPORATION

Notes to Unaudited Condensed Consolidated Financial Statements—(Continued)

3. DISCONTINUED OPERATIONS, Continued

The following table provides certain summarized information on the results of discontinued operations (in thousands):

	Successor	Predecessor	Successor	Predecessor
	Three Months Ended June 30, 2010	Three Months Ended June 30, 2009	Six Months Ended June 30, 2010	Six Months Ended June 30, 2009
External revenue	$—	$86,456	$—	$106,101

Income (loss) from discontinued operations before income taxes	$907	$(7,114)	$1,414	$(49,728)
Income tax expense	13	27	38	27

Income (loss) from discontinued operations, net of income taxes	$894	$(7,141)	$1,376	$(49,755)

4. INVENTORIES

Inventories of continuing operations consist of the following (in thousands):

	Successor
	June 30, 2010	December 31, 2009
Natural gas and natural gas liquids	$62,558	$134,433
Crude oil	24,510	23,982
Asphalt and residual fuels	7,420	8,290

	$94,488	$166,705

5. DISPOSALS AND IMPAIRMENTS OF LONG-LIVED ASSETS

Six months ended June 30, 2010

During the second quarter of 2010, the Company revised downward its projections of the future earnings potential of the SemCanada Crude segment, following a significant loss of customers which occurred in April 2010, coupled with a significant decline in profitability in April 2010 and an assessment by a national consultancy firm that certain market conditions that are adversely impacting this segment were likely to continue. In response to these events, the Company tested SemCanada Crude’s goodwill and other intangible assets for impairment as of May 31, 2010. Based on the results of these tests, the Company recorded an impairment loss of $91.8 million, which represented the full amount of the goodwill and other intangible assets attributable to SemCanada Crude at May 31, 2010. In addition, the Company has initiated a detailed review of the strategic options available to mitigate any future unfavorable impact from the downturn in the performance of SemCanada Crude. Among other options being considered is the sale or shutdown of the marketing and blending operations or other lines of business within SemCanada Crude.

SEMGROUP CORPORATION

Notes to Unaudited Condensed Consolidated Financial Statements—(Continued)

5. DISPOSALS AND IMPAIRMENTS OF LONG-LIVED ASSETS, Continued

Six months ended June 30, 2009

During the six months ended June 30, 2009, the Company sold certain assets of its SemMaterials business in several transactions for total proceeds of $12.4 million. The combined gain on these transactions of $9.6 million is included within income (loss) from discontinued operations on the consolidated statement of operations.

On April 7, 2009, the Company reached an agreement with SemGroup Energy Partners, L.P. (a former subsidiary) to settle a variety of outstanding matters. As part of this settlement, the Company’s SemCrude segment surrendered property, plant and equipment with a net book value of $11.7 million and recorded a corresponding loss to reorganization items during the first quarter of 2009.

6. REORGANIZATION ITEMS

As described in Note 1, the Company operated as a debtor-in-possession subject to the jurisdiction of the bankruptcy court during the period from the Petition Date to the Emergence Date. The Company reports revenues, expenses, realized gains and losses, and provisions for losses resulting from the reorganization and restructuring of the business as reorganization items in the consolidated statements of operations. The Company’s reorganization items loss consists of the following (in thousands):

	Predecessor
	Three Months Ended June 30, 2009	Six Months Ended June 30, 2009
Professional fees (a)	$30,097	$58,436
Loss on disposal or impairment of long-lived assets (b)	522	12,187
Employment costs (c)	(125)	5,641

Total reorganization items loss	$30,494	$76,264

a.	Professional fees include a variety of services related to the restructuring of the business including, among others, legal fees related to the reorganization process and general management consulting services relating to the disposal of assets, the reconciliation of pre-petition claims, preparation for emergence from bankruptcy and other matters.
b.	Losses associated with the impairment or disposal of assets that resulted from the reorganization and restructuring of the business were recorded as reorganization losses.
c.	Employment costs include severance related to the termination of employment relationships, bonuses paid to retain personnel during the reorganization process and adjustments to liabilities for estimated amounts of such costs.

SEMGROUP CORPORATION

Notes to Unaudited Condensed Consolidated Financial Statements—(Continued)

7. SEGMENTS

As described in Note 1, the Company owns a portfolio of energy-related businesses. These businesses are organized based on the nature and location of the services they provide. Each segment has a manager who is responsible for the performance of the segment.

Certain summarized information related to these segments is shown in the tables below. None of the operating segments have been aggregated, other than White Cliffs Pipeline, which has been included within the SemCrude segment. Although “corporate and other” does not represent an operating segment, it is included in the tables below to reconcile segment information to that of the consolidated Company.

The accounting policies of each segment are the same as the accounting policies of the consolidated Company. Transactions between segments are generally recorded based on prices negotiated between the segments. The majority of general and administrative expense incurred at the corporate level is allocated to the segments, although some general and administrative expenses remain within “corporate and other”.

As described in Note 2, SemCAMS and SemCanada Crude were not consolidated during the six months ended June 30, 2009.

SEMGROUP CORPORATION

Notes to Unaudited Condensed Consolidated Financial Statements—(Continued)

7. SEGMENTS, Continued

The following tables show certain information from the consolidated statements of operations by reportable segment (in thousands):

	Successor	Predecessor	Successor	Predecessor
	Three Months Ended June 30, 2010	Three Months Ended June 30, 2009	Six Months Ended June 30, 2010	Six Months Ended June 30, 2009
Revenues
SemCrude
External	$34,599	$77,855	$96,117	$116,868
Intersegment	694	—	4,068	—
SemCanada Crude
External	104,062	—	189,481	—
Intersegment	2,913	—	7,123	—
SemStream
External	78,453	60,539	324,359	230,867
Intersegment	12,655	6,278	24,700	9,526
SemLogistics
External	8,599	8,752	18,384	16,952
SemCAMS
External	37,973	—	68,479	—
SemMexico
External	39,834	50,589	66,874	100,540
SemGas
External	11,166	10,104	26,009	24,559
Intersegment	6,801	3,929	13,224	7,230
Corporate and other
External	1,213	477	2,202	1,044
Eliminations	(23,063)	(10,207)	(49,115)	(16,756)

Consolidated revenues	$315,899	$208,316	$791,905	$490,830

Income (loss) from continuing operations before reorganization items and income taxes
SemCrude	$(10,164)	$7,983	$(11,307)	$15,597
SemCanada Crude	(99,152)	—	(106,516)	—
SemStream	(17,037)	(6,486)	(3,089)	(8,096)
SemLogistics	2,844	5,916	6,369	8,359
SemCAMS	1,243	—	1,689	—
SemMexico	(238)	3,840	(1,530)	6,440
SemGas	(970)	(898)	(1,543)	(1,815)
Corporate and other	(1,755)	749	216	(9,554)

Consolidated income (loss) from continuing operations before reorganization items and income taxes	$(125,229)	$11,104	$(115,711)	$10,931

SEMGROUP CORPORATION

Notes to Unaudited Condensed Consolidated Financial Statements—(Continued)

7. SEGMENTS, Continued

The following tables show certain balance sheet information by reportable segment (in thousands):

	Successor
	June 30, 2010	December 31, 2009
Goodwill
SemCrude	$17,000	$17,000
SemCanada Crude	—	52,613
SemStream	53,707	53,707
SemLogistics	43,069	45,535
SemMexico	18,205	17,989

Consolidated goodwill	$131,981	$186,844

Total assets (excluding intersegment)
SemCrude	$620,312	$625,844
SemCanada Crude	103,932	335,668
SemStream	242,273	354,206
SemLogistics	229,852	241,212
SemCAMS	251,863	235,320
SemMexico	92,149	91,507
SemGas	75,961	81,106
Corporate and other	183,867	242,516
Discontinued operations	550	2,634

Consolidated total assets	$1,800,759	$2,210,013

8. FINANCIAL INSTRUMENTS

Fair value of financial instruments

The Company records certain financial assets and liabilities at fair value at each balance sheet date. The table below summarizes the balances of these assets and liabilities (in thousands):

	Successor
	June 30, 2010				December 31, 2009
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Assets:
Commodity derivatives	$323	$1,241	$2,782	$4,346	$—	$1,605	$1,173	$2,778

Total assets	323	1,241	2,782	4,346	—	1,605	1,173	2,778

Liabilities:
Commodity derivatives	$310	$233	$3,949	$4,492	$80	$1,193	$24,611	$25,884
Warrants	—	—	14,926	14,926	—	—	16,909	16,909

Total liabilities	310	233	18,875	19,418	80	1,193	41,520	42,793

Net assets (liabilities) at fair value	$13	$1,008	$(16,093)	$(15,072)	$(80)	$412	$(40,347)	$(40,015)

SEMGROUP CORPORATION

Notes to Unaudited Condensed Consolidated Financial Statements—(Continued)

8. FINANCIAL INSTRUMENTS, Continued

“Level 1” measurements were obtained using unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities. These include commodity futures and options contracts that are traded on an exchange.

“Level 2” measurements use as inputs market observable and corroborated prices for similar derivative commodity contracts. Assets and liabilities classified as level 2 include over-the-counter (OTC) traded forwards, swaps and futures not included under level 1 above.

“Level 3” measurements were obtained using information from a pricing service and internal valuation models incorporating observable and unobservable market data. These include commodity derivatives, such as forwards and swaps that are not traded on an exchange, and common stock warrants. The Company uses a Black-Scholes pricing model to estimate the fair value of the warrants.

Financial assets and liabilities are classified based on the lowest level of input that is significant to the fair value measurement. The Company’s assessment of the significance of a particular input to the measurement requires judgment, and may affect the valuation of assets and liabilities and their placement within the fair value levels.

The following table reconciles changes in the fair value of the Company’s net financial assets and liabilities classified as Level 3 in the fair value hierarchy as of June 30, 2010 and 2009 (in thousands):

	Successor			Predecessor
	Three Months Ended June 30, 2010			Three Months Ended June 30, 2009
	Warrants	Commodity Derivatives	Total	Commodity Derivatives

Beginning balance	$(16,168)	$(378)	$(16,546)	$191
Realized and unrealized gains (losses) included in earnings (1)	1,242	(7,279)	(6,037)	(3,552)
Purchases, issuances, sales and settlements	—	6,490	6,490	45

Ending balance	$(14,926)	$(1,167)	$(16,093)	$(3,316)

Total unrealized gains (losses) included in earnings (1) attributable to assets and liabilities held as of date indicated	$1,242	$(5,501)	$(4,259)	$(2,936)

(1)	Gains and losses related to commodity derivatives are reported in product revenues. Gains and losses related to warrants are recorded in other expense.

SEMGROUP CORPORATION

Notes to Unaudited Condensed Consolidated Financial Statements—(Continued)

8. FINANCIAL INSTRUMENTS, Continued

	Successor			Predecessor
	Six Months Ended June 30, 2010			Six Months Ended June 30, 2009
	Warrants	Commodity Derivatives	Total	Commodity Derivatives
Beginning balance	$(16,909)	$(23,438)	$(40,347)	$11,324
Realized and unrealized gains (losses) included in earnings (1)	1,983	(6,466)	(4,483)	(6,026)
Purchases, issuances, sales and settlements	—	28,737	28,737	(8,614)

Ending balance	$(14,926)	$(1,167)	$(16,093)	$(3,316)

Total unrealized gains (losses) included in earnings (1) attributable to assets and liabilities held as of date indicated	$1,983	$(4,579)	$(2,596)	$(5,484)

(1)	Gains and losses related to commodity derivatives are reported in product revenues. Gains and losses related to warrants are recorded in other expense.

Commodity derivatives

The Company’s consolidated results of operations and cash flows are impacted by changes in market prices for petroleum products. This exposure to commodity price risk is managed in part by entering into various commodity derivatives. The SemStream, SemCrude and SemCanada Crude segments entered into commodity derivatives during the six months ended June 30, 2010. The SemStream and SemCrude segments entered into commodity derivatives during the six months ended June 30, 2009.

Both the SemCrude and SemCanada Crude segments manage marketing price risk by limiting their net open positions subject to outright price risk and basis risk resulting from grade, location or time differences. SemCrude does so by selling and purchasing like quantities of crude oil with purchase and sale transactions or by entering into future delivery and purchase obligations with futures contracts or other commodity derivatives at locations along its pipeline and Cushing storage systems, with the effect that many of these purchases and sales become “back-to-back” transactions (purchases and sales of crude oil are predominantly matched). SemCrude’s storage and transportation assets also can be used to mitigate location and time basis risk. In addition, when SemCrude engages in back-to-back purchases and sales, the sales and purchase prices are intended to lock in positive margins for SemCrude, e.g., the sales price is intended to exceed purchase costs and all other fixed and variable costs. All marketing activities are subject to the Company’s risk management policy which establishes limits at SemCrude, SemCanada Crude and SemGroup Corporation levels, to manage risk and mitigate financial exposure.

SemStream manages marketing price risk by limiting its net open positions subject to outright price risk and basis risk resulting from grade, location or time differences. SemStream does so by selling and purchasing similar quantities of natural gas liquids with purchase and sale transactions for current or future delivery, by entering into future delivery and purchase financial obligations with futures contracts or other commodity derivatives and employing its storage and transportation assets. SemStream may hedge its natural gas liquids commodity price exposure

SEMGROUP CORPORATION

Notes to Unaudited Condensed Consolidated Financial Statements—(Continued)

8. FINANCIAL INSTRUMENTS, Continued

with derivatives on commodities other than natural gas liquids due to the limited size of the market for natural gas liquids derivatives. In addition, physical transaction sale and purchase strategies are intended to lock in positive margins for SemStream, e.g., the sales price is sufficient to cover purchase costs, any other fixed and variable costs and SemStream’s profit. All marketing activities are subject to the Company’s risk management policy, which establishes limits both at the SemStream segment and consolidated SemGroup levels to manage risk and mitigate financial exposure.

As of June 30, 2010, the Company’s commodity derivatives were comprised of crude oil and natural gas liquids swaps, futures and forward contracts. These are defined as follows:

Forward contracts – A bilateral contract in which two parties agree to buy or sell a commodity at an agreed price at some future time under conditions that are mutually agreeable. In contrast to futures, forward contracts are not standardized and usually transacted over-the-counter (OTC).

Swaps – Transactions where a floating price, basis, or index is exchanged for a fixed (or a different floating) price, basis, or index at a preset schedule in the future according to an agreed-upon formula.

Futures contracts – A legally binding agreement to buy or sell a commodity at a later date. Futures contracts are standardized according to the quality, quantity and delivery time and location for each commodity, and usually traded on an exchange.

The following table sets forth the notional quantities for derivatives entered into (amounts in thousands of barrels):

	Successor		Predecessor
	Three Months Ended June 30, 2010		Three Months Ended June 30, 2009
Contract Type	Purchased	Sold	Purchased	Sold
Fixed price forwards
Crude oil	285	314	336	367
Natural gas liquids	548	883	253	299
Fixed price swaps and futures
Crude oil	580	1,167	8	878
Natural gas liquids	1,050	789	—	—

SEMGROUP CORPORATION

Notes to Unaudited Condensed Consolidated Financial Statements—(Continued)

8. FINANCIAL INSTRUMENTS, Continued

	Successor		Predecessor
	Six Months Ended June 30, 2010		Six Months Ended June 30, 2009
Contract Type	Purchased	Sold	Purchased	Sold
Fixed price forwards
Crude oil	395	413	336	367
Natural gas liquids	664	1,151	388	726
Fixed price swaps and futures
Crude oil	613	1,395	8	878
Natural gas liquids	1,480	1,504	—	—

The Company has not designated any of its commodity derivatives as accounting hedges. The Company records the fair value of the derivatives on its consolidated balance sheets in other current assets and other current liabilities. At June 30, 2010, and December 31, 2009, the fair value of the Company’s commodity derivatives recorded to other current assets was $4.3 million and $2.8 million respectively. At June 30, 2010, and December 31, 2009, the fair value of the Company’s commodity derivatives recorded to other current liabilities was $4.5 million and $25.9 million, respectively.

All changes in the fair value of the derivatives not accounted for as accounting hedges are reported in the consolidated statements of operations. Realized and unrealized losses of $1.5 million and $5.5 million from commodity derivatives were recorded to product revenues for the three months ended June 30, 2010, and 2009, respectively. Realized and unrealized gains of $6.2 million and losses of $18.7 million from commodity derivatives were recorded to product revenue for the six months ended June 30, 2010, and 2009, respectively.

Warrants

As described in Note 12, upon emergence from bankruptcy protection, the Company issued 1,634,210 warrants and is required to issue an additional 544,737 warrants in settlement of pre-petition claims, once the process of reconciling these claims has progressed further. The warrants are recorded at fair value in other noncurrent liabilities in the consolidated balance sheets.

9. INCOME TAXES

Prior to the Emergence Date, the Company generally did not record a provision for U.S. federal or state income taxes, since SemGroup, L.P. was a partnership and was not subject to such taxes. Subsequent to the Emergence Date, SemGroup Corporation is subject to U.S. federal and state income taxes. The Company’s subsidiaries based in Canada, the United Kingdom and Mexico have been subject to income taxes in those jurisdictions throughout the period of these financial statements. As described in Note 2, SemCAMS and SemCanada Crude were not consolidated during the six months ended June 30, 2009.

SEMGROUP CORPORATION

Notes to Unaudited Condensed Consolidated Financial Statements—(Continued)

9. INCOME TAXES, Continued

The following table reconciles the income tax provision at the U.S. federal statutory rate to the consolidated provision for income taxes (in thousands):

	Successor	Predecessor	Successor	Predecessor
	Three Months Ended June 30, 2010	Three Months Ended June 30, 2009	Six Months Ended June 30, 2010	Six Months Ended June 30, 2009
Loss from continuing operations before income taxes	$(125,229)	$(19,390)	$(115,711)	$(65,333)
U.S. federal statutory rate	35%	35%	35%	35%

Provision at the statutory rate	(43,830)	(6,787)	(40,499)	(22,867)
Effect of rates other than statutory	(32,422)	(680)	(32,788)	(999)
State income taxes, net of federal benefit	350	—	353	—
Foreign tax adjustment	24,138	321	24,138	193
Foreign tax credit	11,987	—	11,987	—
Partnership income not subject to tax provision	—	10,189	—	27,865
Impact of valuation allowance on deferred tax assets	33,002	—	30,877	—
Other, net	3,418	—	3,418	—

Provision (benefit) for income taxes	$(3,357)	$3,043	$(2,514)	$4,192

Due to the Company’s emergence from bankruptcy and overall restructuring, the Company has recorded a full valuation allowance on all U.S. federal and state deferred tax assets. The Company has determined that no accruals related to uncertainty in tax positions are required.

10. LONG-TERM DEBT

The Company’s long-term debt consisted of the following (in thousands):

	Successor
	June 30, 2010	December 31, 2009
Revolving credit facility	$—	$48,500
Revolving credit facility “OID” fee	7,613	9,613
Revolving credit facility fee	2,475	2,475
SemGroup term loan	319,167	300,000
SemCrude Pipeline credit facility	106,585	119,086
SemLogistics credit facility	34,663	39,820
Capital leases	190	438

Total long-term debt	470,693	519,932
Less: current portion of long-term debt	20,129	20,719

Noncurrent portion of long-term debt	$450,564	$499,213

SEMGROUP CORPORATION

Notes to Unaudited Condensed Consolidated Financial Statements—(Continued)

10. LONG-TERM DEBT, Continued

Revolving credit facility

The Company entered into a revolving credit facility on November 30, 2009. The amount of credit available under this facility changes every ten days, depending on the amount of eligible receivables and inventory the Company has available to serve as collateral. At June 30, 2010, the Company had no outstanding cash borrowings on the facility and had outstanding letters of credit of $114.1 million. The total additional capacity available on the facility was $38.2 million at June 30, 2010, which was available either for cash borrowings or letters of credit.

The principal balance is due and any outstanding letters of credit expire on November 30, 2012. Earlier principal payments may be required if the Company enters into certain types of transactions to sell assets or obtain new borrowings. The Company may also be required to make early principal payments if the available credit at any point in time falls below the principal outstanding at that time. The Company has the right to make additional principal payments without incurring any penalties for early repayment.

The Company paid $27 million in fees to the lenders at the inception of the agreement, which was recorded in other noncurrent assets and is being amortized over the life of the agreement. In addition, a fee of $7.6 million (the original issuance discount, or “OID”) is payable to issuers of pre-funded letters of credit under the facility. The OID is payable on the maturity date of the facility or upon the reduction of a lender’s participation in the facility. An additional fee of $2.5 million is payable to the facility agents on the maturity date of the facility or upon termination of a lender’s participation in the facility. The Company recorded the obligation to pay this fee and the OID as long-term debt and recorded a corresponding other noncurrent asset, which is being amortized on a straight-line basis over the life of the facility.

Interest on revolving credit cash borrowings is charged at a floating rate of 5.5% plus whichever of the following yields the highest rate: a) the Federal Reserve overnight rate plus 0.5%; b) the Prime Rate; c) the three-month LIBOR rate for U.S dollar deposits adjusted upward for currency reserve requirements plus 1.5%; or d) 2.5%. The rate in effect at June 30, 2010 was 8.8%. Interest is payable each month. In addition, a quarterly fee ranging from 1.5% to 2.5% is charged on the unused capacity. In addition, a facility fee of $0.1 million is charged each quarter.

Interest on the $7.6 million balance of the OID is charged at a floating rate of 7.0%, plus the greater of LIBOR or 1.5%. The rate in effect at June 30, 2010 was 8.5%.

The letters of credit are comprised of two types – a prefunded tranche and a revolving tranche. Fees are charged on the full $144.6 million of the prefunded tranche at a range of 7.0% to 8.5%, regardless of the amount of letters of credit that have been issued. Fees are charged on the revolving tranche at 7.0% for any outstanding letters of credit and at a range of 1.5% to 2.5% on any unused revolving capacity.

Most of the interest and fees related to the facility are payable monthly, although certain of the fees are payable quarterly. The Company recorded interest expense related to this facility of $10.9 million and $20.7 million for the three and six months ended June 30, 2010, respectively, including amortization of debt issuance costs.

SEMGROUP CORPORATION

Notes to Unaudited Condensed Consolidated Financial Statements—(Continued)

10. LONG-TERM DEBT, Continued

The facility is secured by all working capital and fixed assets of SemCrude (excluding SemCrude Pipeline, L.L.C. and subsidiaries), SemStream, SemCAMS, SemCanada Crude and SemGas (the “Loan Parties”). The facility contains numerous covenants which restrict, among other things, the Company’s ability to incur additional indebtedness, make capital expenditures in excess of certain specified amounts, create liens on assets, make investments, loans or advances, dispose of assets, enter into sale and leaseback transactions, change the business conducted by the Loan Parties, issue dividends and enter into certain hedging agreements. In addition, the facility prohibits any commodity transactions that are not allowed by the Company’s risk management policy. The facility may preclude the Company from prepaying the term loan (described below) if certain requirements are not met. In addition, the facility may require the Company to defer interest payments on the term loan. The facility contains covenants that require the Company to maintain certain specified financial ratios. Certain of these requirements become more stringent as time passes, which may require the Company to achieve increases in business levels or operating efficiencies to maintain compliance with the ratios. At June 30, 2010, the Company was in compliance with the covenants.

Failure to comply with the provisions of the revolving credit agreement could cause events of default, which could result in increases in interest rates, the debt becoming due and payable or other adverse consequences. The events of default include, among others, the failure to pay fees, interest and principal when due, a breach of any representation or warranty contained in the agreement, a breach of certain covenants, any default under any of the agreements entered into in connection with the facility, any event of default under other debt arrangements, events of bankruptcy, judgments and attachments exceeding $5.0 million, default events relating to employee benefit plans, a change in control of the Company, the guarantees, collateral documents or the facility failing to be in full force and effect or being declared null and void, any agreement pertaining to the subordination of the term loan (described below) or any subordinated indebtedness failing to be in force or the failure to deliver to the lenders certain financial reports within the time frame required by the agreement.

Term Loan

Pursuant to the Plan of Reorganization, the Company entered into a term loan agreement on November 30, 2009 with a principal balance of $300 million and a maturity date of November 30, 2016. Beginning on November 30, 2012, the Company is obligated to make early principal payments on an annual basis if cash flows for the preceding year, as defined in the agreement, exceed certain levels specified in the agreement. The Company generally has the right to make additional principal payments without incurring any penalties for early repayment.

The term loan bears interest at a fixed rate of 9%. For interest charged during 2010 and 2011, the Company has the option to either pay the interest in cash on a quarterly basis beginning on June 30, 2010, or to defer payment of the interest until November 30, 2014. If the Company elects to defer interest payments, interest will be charged on the deferred amounts at a fixed rate of 11%. Beginning on January 1, 2012, the Company will no longer have the option to defer interest payments, and all interest charged after that date will be payable each quarter. Under certain circumstances, the provisions of the revolving credit facility (described above) may require the Company to defer interest payments under the term loan. The Company elected to defer the interest payment that was due on June 30, 2010 for interest incurred during the seven-month period then ended.

SEMGROUP CORPORATION

Notes to Unaudited Condensed Consolidated Financial Statements—(Continued)

10. LONG-TERM DEBT, Continued

Because of this deferral, interest was charged at 11% during this period, instead of at 9%. The Company recorded $10.2 million and $16.9 million of interest expense during the three months and six months ended June 30, 2010, respectively, related to the term loan.

The term loan is secured with a second lien on the assets that are secured under the revolving credit facility. The term loan contains numerous covenants, which are similar to the covenants in the revolving credit facility. At June 30, 2010, the Company was in compliance with the covenants.

Failure to comply with the provisions of the term loan agreement could cause events of default, which could result in increases in interest rates, the debt becoming due and payable or other adverse consequences. The events of default are similar the events of default under the revolving credit facility.

SemCrude Pipeline credit facility

SemCrude Pipeline, L.L.C. (“SemCrude Pipeline”), which is wholly-owned subsidiary that holds the Company’s ownership interest in White Cliffs Pipeline, borrowed $125 million under a credit agreement on November 30, 2009. This agreement requires quarterly principal payments of $3.5 million each, with the remaining balance payable on June 2, 2014. The Company is also required to make early principal payments during any quarter in which distributions received from White Cliffs Pipeline exceed certain specified levels. The Company has the right to make additional early principal payments without incurring penalties for early repayment. The Company will be required to retire the credit facility when it receives the proceeds from the sale of certain of its ownership interests in White Cliffs Pipeline (described in Note 14).

The SemCrude Pipeline credit facility generally bears interest at a floating rate of 6% plus the greater of LIBOR or 1.5%. At June 30, 2010, the interest rate in effect on the agreement was 7.5%. Interest is payable each month. In addition, the Company paid $4.8 million in fees to the lender at the inception of the agreement, which was recorded in other noncurrent assets and is being amortized over the life of the agreement. The Company recorded interest expense related to this facility of $4.4 million and $6.9 million during the three and six months ended June 30, 2010, respectively, including amortization of debt issuance costs.

The facility is secured by the Company’s ownership interests in White Cliffs Pipeline. The agreement contains covenants which, among other things, restrict SemCrude Pipeline’s ability to incur additional indebtedness, create liens on assets, make investments, restricted payments, loans or advances, dispose of assets, change the nature of business and issue dividends. The net assets of SemCrude Pipeline (excluding those related to non-controlling interests) were $205.1 million at June 30, 2010. The facility contains covenants that require SemCrude Pipeline to maintain certain specified financial ratios. Certain of the covenant ratio requirements become more stringent as time passes, which may require the Company to achieve increases in business levels or operating efficiencies to maintain compliance with the ratios. At June 30, 2010, the Company was in compliance with the covenants.

SEMGROUP CORPORATION

Notes to Unaudited Condensed Consolidated Financial Statements—(Continued)

10. LONG-TERM DEBT, Continued

Failure to comply with the provisions of the Pipeline credit agreement could cause events of default, which could result in increases in interest rates, the debt becoming due and payable or other adverse consequences. The events of default include, among others, the failure to pay fees, interest or principal when due, a breach of any representation or warranty contained in the credit agreement, a breach of certain covenants under the agreement, any default under any of the documents entered into in connection with the agreement, any event of default under the Company’s other credit agreements, bankruptcy, judgments and attachments, default events relating to employee benefit plans, a change in control, the guarantees or collateral documents or the credit agreement failing to be in full force and effect or being declared null and void.

SemLogistics credit facility

SemLogistics borrowed 25 million pounds sterling (approximately $41.3 million U.S. dollars) on November 30, 2009. The agreement requires quarterly principal payments of 1 million pounds sterling (approximately $1.5 million U.S. dollars at June 30, 2010 exchange rates), with the remaining balance payable on November 30, 2013. SemLogistics is obligated to make early principal payments during any year in which certain cash flows, as defined in the agreement, exceed certain levels specified in the agreement. SemLogistics has the right to make additional early principal payments without incurring any penalties for early repayment.

The SemLogistics facility bears interest at a floating rate of 6% (or 5.5%, if a specified financial target is met), plus the London Interbank Offered Rate. At June 30, 2010, the interest rate in effect under the agreement was 6.2%. Interest is payable quarterly. In addition, the Company paid $2.1 million in fees to the lender at the inception of the agreement, which was recorded in other noncurrent assets and is being amortized over the life of the agreement. The Company recorded interest expense related to this facility of $0.6 million and $1.5 million for the three and six months ended June 30, 2010, respectively, including amortization of debt issuance costs.

The facility is secured by the assets of SemLogistics. The facility contains covenants which, among other things, restrict the ability of SemLogistics to incur additional indebtedness, create liens on assets, make investments, restricted payments, loans or advances, dispose of assets, change the nature of business and issue dividends. The net assets of SemLogistics were $159.8 million at June 30, 2010. The facility contains covenants that require SemLogistics to maintain certain financial ratios specified in the agreement. At June 30, 2010, the Company was in compliance with the covenants.

Failure to comply with the provisions of the agreement could cause events of default, which could result in increases in interest rates, the debt becoming due and payable or other adverse consequences. The events of default include the failure to pay fees, interest or principal when due, a breach of any representation or warranty contained in the credit agreement, a breach of certain covenants, any default under any of the agreements entered into in connection with the loan, bankruptcy, judgments and attachments, any event of default under the Company’s other credit agreements, default events relating to employee benefit plans, the guarantees or collateral documents or the credit agreement failing to be in full force and effect or being declared null and void. In addition, cross acceleration will occur if the Company does not pay any other debt facility.

SEMGROUP CORPORATION

Notes to Unaudited Condensed Consolidated Financial Statements—(Continued)

10. LONG-TERM DEBT, Continued

SemMexico credit facilities

During January 2010, SemMexico entered into a revolving credit agreement. This facility allows SemMexico to borrow up to 70 million Mexican pesos (approximately $5.5 million U.S. dollars at the June 30, 2010 exchange rate) at any time during the term of the facility, which matures in January 2011. Borrowings are unsecured and bear interest at the bank prime rate in Mexico plus 1.7%. At June 30, 2010, the interest rate in effect under the agreement was 6.7%. No balances were outstanding under this facility at June 30, 2010.

During June 2010, SemMexico entered into a second revolving credit agreement. This facility allows SemMexico to borrow up to 80 million Mexican pesos (approximately $6.2 million U.S. dollars at the June 30, 2010 exchange rate) at any time during the term of the facility, which matures in June 2013. Borrowings are unsecured and bear interest at the bank prime rate in Mexico plus 1.5%. At June 30, 2010, the interest rate in effect on the facility was 6.5%. No balances were outstanding under this facility at June 30, 2010.

Long-term debt prior to Emergence Date

Prior to the Petition Date, the Company was a borrower on several credit agreements. Substantially all of the Company’s assets were pledged as collateral under these agreements. The Company’s bankruptcy petitions and related events caused events of default on all of the credit agreements. In addition, the examiner appointed by the bankruptcy court alleged that certain of the Company’s commodity trading practices prior to the Petition Date may have violated covenants under the credit agreements.

While under bankruptcy protection, the Company had a debtor-in-possession credit facility to fund working capital and reorganization costs. The Company repaid the full balance of this facility at the Emergence Date.

All of the long-term debt outstanding prior to the Emergence Date, with the exception of certain capital leases, was repaid, refinanced, or extinguished as part of the reorganization process.

During the time between the Petition Date and the Emergence Date, the Company only recorded interest expense to the extent such interest was expected to be paid. Interest obligations that were expected to be compromised in the reorganization process were not recorded as expenses. The following table reconciles total contractual interest expense, including amortization of debt issuance costs, to total interest expense on the consolidated statements of operations for the three months and six months ended June 30, 2009 (in thousands):

SEMGROUP CORPORATION

Notes to Unaudited Condensed Consolidated Financial Statements—(Continued)

10. LONG-TERM DEBT, Continued

	Three Months Ended June 30, 2009	Six Months Ended June 30, 2009
Total contractual interest expense	$63,989	$129,055
less: interest compromised	(60,337)	(119,608)
less: interest capitalized	(18)	(2,097)
less: interest allocated to discontinued operations	(379)	(793)

Interest expense per consolidated statements of operations	$3,255	$6,557

Fair value

The Company estimates that the fair value of the term loan was approximately $305 million at June 30, 2010, and that the fair value of the other credit agreements approximated their recorded values at June 30, 2010.

11. COMMITMENTS AND CONTINGENCIES

Bankruptcy Matters

(a)	Confirmation Order Appeals

Manchester Securities Appeal. On October 21, 2009, Manchester Securities Corporation, a creditor of SemGroup Holdings, L.P. (a former subsidiary of the Company), filed an objection to the Plan of Reorganization. In the objection, Manchester argued that the Plan of Reorganization should not be confirmed because it did not provide for an alleged $50 million claim of SemGroup Holdings, L.P. against SemCrude Pipeline, L.L.C. On October 28, 2009, the bankruptcy court overruled the objection and entered the confirmation order approving the Plan of Reorganization. On November 4, 2009, Manchester filed a notice of appeal of the confirmation order. On December 4, 2009, Manchester’s appeal was docketed in the United States District Court for the District of Delaware. The Reorganized Debtors filed a motion to dismiss the appeal as equitably moot. Briefing was completed on the motion to dismiss on February 11, 2010. The motion to dismiss is currently under advisement. While the Company believes that this action is without merit and is vigorously defending this matter on appeal, an adverse ruling on this action could have a material adverse impact on the Company.

Luke Oil Appeal. On October 21, 2009, Luke Oil Company, C&S Oil/Cross Properties, Inc., Wayne Thomas Oil and Gas and William R. Earnhardt Company (collectively, “Luke Oil”) filed an objection to the Plan of Reorganization “to the extent that the Plan of Reorganization may alter, impair, or otherwise adversely affect Luke Oil’s legal rights or other interests.” On October 28, 2009, the bankruptcy court overruled the Luke Oil objection and entered the confirmation order. On November 6, 2009, Luke Oil filed a notice of appeal. On December 23, 2009, Luke Oil’s appeal was docketed in the United States District Court for the District of Delaware. The Reorganized Debtors filed a motion to dismiss the appeal as equitably moot. Luke Oil has filed a motion to stay the briefing on the Reorganized Debtors’ motion to dismiss. The motion to stay briefing is under advisement. While the Company believes that this action is without merit and is vigorously defending this matter on appeal, an adverse ruling on this action could have a material adverse impact on the Company.

SEMGROUP CORPORATION

Notes to Unaudited Condensed Consolidated Financial Statements—(Continued)

11. COMMITMENTS AND CONTINGENCIES, Continued

(b)	Investigations

Around the time of the SemGroup, L.P. bankruptcy filings, several governmental agencies launched investigations regarding the circumstances of the filings. The mandate and scope of these investigations were very broad and the investigations are ongoing.

Bankruptcy Examiner. On October 14, 2008, the bankruptcy court appointed an examiner to (i) investigate the circumstances surrounding SemGroup, L.P.’s trading strategy prior to bankruptcy filings; (ii) investigate the circumstances surrounding certain insider transactions and the formation of SemGroup Energy Partners, L.P. (a former subsidiary of the Company); (iii) investigate the circumstances surrounding the potential improper use of borrowed funds and funds generated from operations and the liquidation of assets to satisfy margin calls related to the trading strategy for the SemGroup Debtors and certain entities owned or controlled by former officers and directors of the general partner of SemGroup, L.P.; (iv) determine whether any directors, officers or employees of the general partner of SemGroup, L.P. participated in fraud, dishonesty, incompetence, misconduct, mismanagement, or irregularity in the management of the affairs of SemGroup, L.P.; and (v) determine whether the SemGroup Debtor estates have causes of action against current or former officers, directors, or employees of the general partner of SemGroup, L.P. arising from such participation. The examiner’s report was filed with the bankruptcy court on April 15, 2009.

Certain current and prior employees of the general partner of SemGroup, L.P. are referenced in the examiner’s report and the report’s conclusions may suggest possible civil or criminal liability on their part. To the extent such claims exist, they are property of a litigation trust that was established for the benefit of pre-petition creditors pursuant to the Plan of Reorganization, and are not property of the Company. This litigation trust is pursuing claims against certain former officers, at its own expense. The Company may incur expenses, which are not expected to be material, related to information and document requests of the litigation trust related to such claims. Any indemnification obligations to such officers by SemGroup, L.P. were discharged under the Plan of Reorganization.

SEC. On August 5 and September 5, 2008, SemGroup, L.P. received requests for voluntary production from the Securities and Exchange Commission (“SEC”). On September 24, 2008, the SEC entered an Order Directing Private Investigation and Designating Officers to Take Testimony that pertains to SemGroup, L.P. The SEC has also served SemGroup, L.P. with subpoenas dated October 24 and December 11, 2009 seeking further documents and information. The Company continues to comply with the SEC requests and subpoenas. The Company is unaware of any currently pending formal charges against the Company by the SEC.

CFTC. On June 19, 2008, SemGroup, L.P. received a request for voluntary production from the Commodity Futures Trading Commission (“CFTC”). Subsequent to the bankruptcy filings, on August 14, 2008, the CFTC sent another request for voluntary production. The CFTC has also served subpoenas upon SemGroup, L.P. requiring that it produce various documents. The Company continues to comply with the CFTC’s requests. The Company is unaware of any currently pending formal charges against the Company by the CFTC.

SEMGROUP CORPORATION

Notes to Unaudited Condensed Consolidated Financial Statements—(Continued)

11. COMMITMENTS AND CONTINGENCIES, Continued

DOJ. On July 15, 2008, SemGroup, L.P. received a subpoena from the Department of Justice directing it to produce documents responsive to the subpoena. SemGroup, L.P. contacted the DOJ regarding the subpoena and the DOJ verbally voluntarily stayed compliance with the subpoena. The Company has not produced any documents to the DOJ and, to our knowledge, the DOJ is not currently pursuing any such production. The Company is unaware of any currently pending formal charges against the Company by the DOJ.

(c)	Claims reconciliation process

A large number of parties have made claims against the Company for obligations alleged to have been incurred prior to the Petition Date. The Company continues to evaluate the accuracy of the claims and to assess whether to allow, settle or dispute each individual claim.

Pursuant to the Plan of Reorganization, the Company committed to settle all pre-petition claims by paying a specified amount of cash, issuing a specified number of warrants and issuing a specified number of shares of SemGroup Corporation common stock. The resolution of most of the outstanding claims will not impact the total amount of consideration the Company will give to the claimants; instead, the resolution of the claims will impact the relative share of the total consideration that each claimant receives.

However, there is a specified group of claims for which the Company could be required to pay additional funds to settle. Pursuant to the Plan of Reorganization, the Company set aside $13.1 million of cash (recorded as restricted cash in the consolidated balance sheets), which the Company expects to be sufficient to settle this group of claims. The Company has recorded a corresponding liability in payables to pre-petition creditors on the consolidated balance sheets. However, the Company has not yet reached a resolution of these claims, and if the total settlement amount of these claims exceeds $13.1 million, the Company will be required to pay additional funds to these claimants. If this becomes probable of occurring, the Company will be required to increase its payables to pre-petition creditors and to record a corresponding expense.

Environmental

The Company may from time to time experience leaks of petroleum products from its facilities, as a result of which the Company may incur remediation obligations or property damage claims. In addition, the Company is subject to numerous environmental regulations. Failure to comply with these regulations could result in the assessment of fines or penalties by regulatory authorities.

The Kansas Department of Health and Environment (the “KDHE”) filed a motion in SemGroup L.P.’s bankruptcy proceeding seeking to extend the bar date to file proofs of claim with respect to potential environmental contamination at various SemGroup properties in Kansas. The parties agreed to defer the bankruptcy court’s consideration of the motion to allow for settlement negotiations, which are continuing. Through these negotiations, KDHE has limited its focus to six sites (five owned by SemCrude and one owned by SemGas). KDHE believes that, based on their

SEMGROUP CORPORATION

Notes to Unaudited Condensed Consolidated Financial Statements—(Continued)

11. COMMITMENTS AND CONTINGENCIES, Continued

historical use, some or all of these six sites may have soil or groundwater contamination in excess of state standards, but at the present time, no contamination has been confirmed. KDHE is seeking SemCrude’s and SemGas’ agreement to undertake assessments of these sites to determine whether they are contaminated. KDHE and the Company have reached a tentative agreement on the payment of KDHE’s costs associated with oversight of this matter. At the present time, no violation of law has been alleged and the amount of this potential cleanup cannot be determined because it is not yet known whether these sites are contaminated.

Asset retirement obligations

The Company will be required to incur significant removal and restoration costs when it retires its natural gas gathering and processing facilities in Canada. The Company recorded an asset retirement obligation of $30.5 million at June 30, 2010, which is included within other noncurrent liabilities on the consolidated balance sheet. This amount was calculated using the $102.5 million cost the Company estimates it will incur to retire these facilities, discounted based on the Company’s risk-adjusted cost of borrowing and the estimated timing of remediation.

The calculation of the liability for an asset retirement obligation requires the use of significant estimates, including those related to the length of time before the assets will be retired, cost inflation over the assumed life of the assets, actual remediation activities to be required and the rate at which such obligations should be discounted. Future changes in these estimates could result in material changes in the value of the recorded liability. In addition, future changes in laws or regulations could require the Company to record additional asset retirement obligations. The $102.5 million estimated cost represents only the Company’s proportionate share of the obligations associated with these facilities. An additional $43.0 million of estimated costs are attributable to third-party owners’ proportionate share of the obligations. If an owner fails to perform on its obligations, the other owners could be obligated to bear that party’s share of the remediation costs.

Other matters

The Company and its subsidiaries are parties to various other claims, legal actions and complaints arising in the ordinary course of business. In the opinion of the Company’s management, the ultimate resolution of these claims, legal actions and complaints, after consideration of amounts accrued, insurance coverage and other arrangements, will not have a material adverse effect on the Company’s consolidated financial position, results of operations or cash flows. However, the outcome of such matters is inherently uncertain, and estimates of the Company’s liabilities may change materially as circumstances develop.

Purchase and sale commitments

At June 30, 2010, the Company had entered into commitments to purchase 20,000 barrels of products at fixed prices, for an aggregate purchase commitment of $1.5 million. The Company has accounted for these commitments as normal purchases and, as a result, no asset or liability has been recorded related to these agreements.

At June 30, 2010, the Company had entered into commitments to purchase 8.7 million barrels of products at floating prices, for an aggregate purchase commitment of $536.9 million using forecasted prices. The Company has accounted for these commitments as normal purchases and, as a result, no asset or liability has been recorded related to these agreements.

SEMGROUP CORPORATION

Notes to Unaudited Condensed Consolidated Financial Statements—(Continued)

11. COMMITMENTS AND CONTINGENCIES, Continued

At June 30, 2010, the Company had entered into commitments to sell 0.3 million barrels of products at fixed prices, for an aggregate sales commitment of $25.0 million. The Company has accounted for these commitments as normal sales and, as a result, no asset or liability has been recorded related to these agreements.

At June 30, 2010, the Company had entered into commitments to sell 6.8 million barrels of products at floating prices, for an aggregate sales commitment of $448.3 million using forecasted prices. The Company has accounted for these commitments as normal sales and, as a result, no asset or liability has been recorded related to these agreements.

The Company has entered into two separate agreements under which the Company is obligated to purchase all of the propane produced by a third-party refinery at a price that floats based on market rates. Under one of these agreements, which expires on March 31, 2011, the Company purchased 3.8 million gallons of propane for a total price of $5.1 million during the six months ended June 30, 2010. Under the other agreement, which expires on April 30, 2011, the Company purchased 7.6 million gallons of propane during the six months ended June 30, 2010, for a total cost of $8.6 million.

The Company has entered into a long term marketing agreement to market all natural gas liquids produced by a third party’s natural gas processing plants. The agreement expires March 31, 2022. The Company marketed 28.7 million gallons of natural gas liquids at a purchase cost of $36.3 million during the six months ended June 30, 2010, pursuant to this agreement.

The Company’s SemGas segment enters into contracts under which the Company is responsible for marketing all of the gas and natural gas liquids produced by the counterparties to the agreements. During the six months ended June 30, 2010 and 2009, the majority of SemGas’ revenues were generated from such contracts.

12. OWNERS’ EQUITY

Common stock

Upon emergence from bankruptcy protection, the Company issued 40,882,496 shares of common stock, which included Class A stock and Class B stock. Class A stock is eligible to be listed on a stock exchange, whereas Class B stock is not. Any share of Class B stock may be converted to Class A stock at the election of the holder, and both classes have full voting rights. The Company is required to issue an additional 517,500 shares of common stock in settlement of pre-petition claims, once the process of evaluating these claims has progressed further. The owners’ equity balances on the June 30, 2010 and December 31, 2009 consolidated balance sheets include the shares that are required to be issued in settlement of pre-petition claims. The total number of shares authorized for issuance is 90,000,000 shares of Class A and 10,000,000 shares of Class B common stock. Both classes of common stock have a par value of $0.01 per share.

The Company has authorized the issuance of a maximum of 2,781,635 shares of common stock under director and employee compensation plans. At June 30, 2010, the Company had granted 681,189 shares of restricted stock and restricted stock units, 60,171 of which had been forfeited.

SEMGROUP CORPORATION

Notes to Unaudited Condensed Consolidated Financial Statements—(Continued)

12. OWNERS’ EQUITY, Continued

Warrants

Upon emergence from bankruptcy protection, the Company issued 1,634,210 warrants, and is required to issue an additional 544,737 warrants in settlement of pre-petition claims, once the process of reconciling these claims has progressed further. Each warrant entitles the holder to purchase one share of common stock for $25 at any time before the November 30, 2014 expiration date. In the event of a change in control of the Company, the holders of the warrants would have the right to sell the warrants to the Company, and the Company would have the right to purchase the warrants from the holders. In either case, the price to be paid for the warrants would be calculated using a standard pricing model with inputs specified in the warrants agreement. On the Emergence Date, the Company recorded a liability related to the warrants, which is included within other noncurrent liabilities on the consolidated balance sheets.

Unaudited condensed consolidated statement of equity

The following table shows the changes in the Company’s consolidated owners’ equity accounts from December 31, 2009 to June 30, 2010 (in thousands):

	Common Stock	Additional Paid-in Capital	Accumulated Deficit	Accumulated Other Comprehensive Loss	Noncontrolling Interests	Total Owners’ Equity
Balance at December 31, 2009	$414	$1,017,498	$(37,892)	$(3,334)	$1,571	$978,257
Net income (loss)	—	—	(111,938)	—	117	(111,821)
Other comprehensive loss	—	—	—	(7,457)	—	(7,457)
Distributions	—	—	—	—	(163)	(163)
Share-based compensation expense	—	2,981	—	—	—	2,981
Other	—	—	—	—	(148)	(148)

Balance at June 30, 2010	$414	$1,020,479	$(149,830)	$(10,791)	$1,377	$861,649

SEMGROUP CORPORATION

Notes to Unaudited Condensed Consolidated Financial Statements—(Continued)

13. EARNINGS PER SHARE

The following table summarizes the calculation of basic and diluted earnings per share for the three and six months ended June 30, 2010 (amounts in thousands, except per-share amounts):

	Three Months Ended June 30, 2010			Six Months Ended June 30, 2010
	Continuing Operations	Discontinued Operations	Net	Continuing Operations	Discontinued Operations	Net
Income (loss)	$(121,872)	$894	$(120,978)	$(113,197)	$1,376	$(111,821)
less: Income (loss) attributable to noncontrolling interests	56	—	56	117	—	117

Numerator	$(121,928)	$894	$(121,034)	$(113,314)	$1,376	$(111,938)
Common stock outstanding (Classes A and B)	40,882	40,882	40,882	40,882	40,882	40,882
Common stock required to be issued in settlement of pre-petition claims	518	518	518	518	518	518

Denominator	41,400	41,400	41,400	41,400	41,400	41,400

Basic earnings per share	$(2.95)	$0.02	$(2.92)	$(2.74)	$0.03	$(2.70)

Prior to the Emergence Date, SemGroup, L.P. was structured as a partnership. All general and limited partner ownership interests in SemGroup, L.P. were cancelled in the reorganization process. The following table presents pro forma earnings (losses) per share for the three and six months ended June 30, 2009, assuming that the same number of shares of SemGroup Corporation common stock outstanding during the six months ended June 30, 2010 had been outstanding during the six months ended June 30, 2009. The pro forma losses per share may not be indicative of the results that would have occurred if the equity structure of the reorganized company had been in place during the periods shown below or the results that may occur in the future. Amounts in the table are in thousands, except per share amounts.

	Three Months Ended June 30, 2009 (unaudited)			Six Months Ended June 30, 2009 (unaudited)
	Continuing Operations	Discontinued Operations	Net	Continuing Operations	Discontinued Operations	Net
Loss	$(22,433)	$(7,141)	$(29,574)	$(69,525)	$(49,755)	$(119,280)
less: Income (loss) attributable to noncontrolling interests	(29)	—	(29)	15	—	15

Numerator	$(22,404)	$(7,141)	$(29,545)	$(69,540)	$(49,755)	$(119,295)
Common stock outstanding (Classes A and B)	40,882	40,882	40,882	40,882	40,882	40,882
Common stock required to be issued in settlement of pre-petition claims	518	518	518	518	518	518

Denominator (pro forma)	41,400	41,400	41,400	41,400	41,400	41,400

Earnings (loss) per share (pro forma)	$(0.54)	$(0.17)	$(0.71)	$(1.68)	$(1.20)	$(2.88)

SEMGROUP CORPORATION

Notes to Unaudited Condensed Consolidated Financial Statements—(Continued)

14. OTHER MATTERS

White Cliffs Pipeline

The Company owns approximately 99.17% of White Cliffs Pipeline, and the remaining interests are held by two unaffiliated parties. Each of these parties has the right to increase its ownership interest to 24.5% by purchasing additional interests from the Company. In May 2010, both parties notified the Company of their intent to exercise these rights. A closing date for these transactions has not yet been determined. According to the terms of its credit agreements, the Company will be required to use the proceeds from these transactions to repay debt.

Employee incentives

During June 2010, the Company granted retention awards to certain officers and employees. These awards will vest in December 2011, contingent on the continued service of the recipients. Each award has a specified value that will be payable either in cash or in shares of the Company’s stock. If the Company elects to pay the awards in stock, the number of shares will be calculated using the specified value of the awards and the per share value of the stock on the vesting date. The Company estimates that the total expense for these awards, which will be recorded ratably over the vesting period, will be approximately $5.3 million.

Also during June 2010, the Company developed a program that provides for payments to certain officers and employees if their employment is terminated without cause within the next two years. The total benefits available under this program are approximately $10.4 million.

UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS

The unaudited pro forma consolidated statement of operations of SemGroup, L.P. (“SemGroup”) for the eleven months ended November 30, 2009 has been derived from the historical audited consolidated statement of operations set forth elsewhere in this registration statement on Form 10, and should be read in conjunction with the consolidated financial statements.

During 2008, SemGroup filed a voluntary petition for reorganization under Chapter 11 of the U.S. Bankruptcy Code. On November 30, 2009, SemGroup emerged from bankruptcy protection as SemGroup Corporation, a newly reorganized company. SemGroup was structured as a partnership prior to November 30, 2009, and was generally not subject to U.S. federal and state income taxes. Upon emerging from bankruptcy protection on November 30, 2009, SemGroup Corporation is subject to U.S. federal and state income taxes.

SemGroup lost control of its Canadian subsidiaries when those companies filed applications for creditor protection under the Companies’ Creditors Arrangement Act in Canada; as a result, SemGroup de-consolidated these companies during 2008. On November 30, 2009, two of these companies (“SemCAMS” and “SemCanada Crude”) emerged from bankruptcy protection, at which time SemGroup regained control of them. Accordingly, SemGroup consolidated them again beginning on November 30, 2009.

The following unaudited pro forma consolidated statement of operations gives effect to the consolidation of SemCAMS and SemCanada Crude and the change from a partnership to a corporation under the assumption that these events occurred on January 1, 2009, instead of on November 30, 2009. The unaudited pro forma statement of operations may not be indicative of the results that actually would have occurred if SemGroup had consolidated SemCAMS and SemCanada Crude beginning on January 1, 2009 and if SemGroup had become subject to U.S. federal and state income taxes beginning on January 1, 2009. The pro forma statement of operations may not be indicative of the results that may occur in the future.

SEMGROUP, L.P.

UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS

ELEVEN MONTHS ENDED NOVEMBER 30, 2009

(amounts in thousands, except per share amount)

	SemGroup Historical Results	SemCAMS and SemCanada Crude Historical Results	Pro Forma Adjustments		Pro Forma Results
Revenues:
Product	$800,265	$563,813	$(292,090	)(a)	$1,071,988
Service	99,134	60,067	—		159,201
Other	1,836	100,148	—		101,984

Total revenues	901,235	724,028	(292,090)		1,333,173
Expenses:
Costs of products sold, exclusive of depreciation and amortization shown below	744,173	553,559	(292,090	)(a)	1,005,642
Operating	41,919	112,958	—		154,877
General and administrative	36,577	18,649	—		55,226
Depreciation and amortization	38,974	29,856	(13,378	)(b)	55,452
Losses on disposal or impairment of long-lived assets	13,625	643	—		14,268

Total expenses	875,268	715,665	(305,468)		1,285,465

Operating income	25,967	8,363	13,378		47,708

Other (income) expenses:
Interest expense	12,041	15,650	(15,650	)(c)	12,041
Foreign currency transaction gain	(3,950)	(32,923)	25,957	(c)	(10,916)
Other expense (income), net	(4,742)	115	—		(4,627)

Total other (income) expenses	3,349	(17,158)	10,307		(3,502)

Income from continuing operations before reorganization items and income taxes	22,618	25,521	3,071		51,210
Reorganization items gain (loss)	3,532,443	83,922	(114,939	)(d)	3,501,426

Income (loss) from continuing operations before income taxes	3,555,061	109,443	(111,868)		3,552,636
Income tax expense	6,310	(7,573)	1,190,313	(e)	1,189,050

Income (loss) from continuing operations	$3,548,751	$117,016	$(1,302,181)		$2,363,586

Pro forma income from continuing operations per share of SemGroup common stock					$57.09
Shares of SemGroup common stock:
Outstanding at November 30, 2009					40,882
Required to be issued in settlement of pre-petition claims					518

					41,400

SEMGROUP, L.P.

Notes to Unaudited Pro Forma Consolidated Statement of Operations

Eleven Months Ended November 30, 2009

(a)	Reflects the elimination of transactions between SemGroup and SemCAMS and SemCanada Crude.
(b)	On November 30, 2009, SemGroup recorded the assets and liabilities of SemCAMS and SemCanada Crude at fair value. This pro forma adjustment gives effect to the changes in the basis of property, plant and equipment and intangible assets, and the resulting impact on depreciation and amortization expense, as if these changes had occurred on January 1, 2009.
(c)	Reflects the elimination of interest expense and foreign currency transaction gains on obligations payable to SemGroup.
(d)	On November 30, 2009, SemGroup recorded a reorganization items gain based on the difference between the fair value of the net assets of SemCAMS and SemCanada Crude and the amount SemGroup had previously recorded for its investment in these companies. SemCAMS and SemCanada Crude also recorded a reorganization items gain resulting from the implementation of the Plans of Arrangement and Reorganization. This pro forma adjustment reduces the amount of such gains that are reflected in both the SemGroup and SemCAMS and SemCanada Crude historical results.
(e)	Reflects an estimate of the tax provision that would have been recorded had SemGroup been subject to U.S. income taxes beginning on January 1, 2009. This pro forma adjustment includes the assumption that the gain on extinguishment of debt upon reorganization would have been a taxable event.

Independent Auditors’ Report

SemCAMS ULC and SemCanada Crude Company

Tulsa, Oklahoma

We have audited the accompanying combined statements of operations and comprehensive income and cash flows of SemCAMS ULC and SemCanada Crude Company, (collectively, “SemCanada”) for the eleven months ended November 30, 2009. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the internal controls over financial reporting associated with SemCanada. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the combined statements of operations and comprehensive income and cash flows referred to above present fairly, in all material respects, the results of operations and cash flows of SemCanada for the eleven months ended November 30, 2009, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 1 to the combined financial statements, the combined statement of cash flows has been restated for the correction of an error.

The accompanying combined financial statements were prepared for the purpose of complying with the rules and regulations of the Securities and Exchange Commission, as described in Note 1 to the combined financial statements, and are not intended to be a complete presentation of the financial position of SemCanada. As discussed in Note 3 to the combined financial statements, effective November 30, 2009, SemCanada emerged from bankruptcy and applied fresh-start accounting.

/s/ BDO USA, LLP

BDO USA, LLP (formerly known as BDO Seidman, LLP)

Dallas, Texas

May 5, 2010, except for the sixth paragraph in Note 1

as to which the date is July 23, 2010

SEMCAMS ULC AND SEMCANADA CRUDE COMPANY

Combined Statement of Operations and Comprehensive Income

For the Eleven Months Ended November 30, 2009

(Dollars in thousands)

Revenues:
Product	$563,813
Service	60,067
Other	100,148

Total revenues	724,028
Expenses:
Costs of products sold, exclusive of depreciation and amortization shown below	553,559
Operating	112,958
General and administrative	18,649
Depreciation and amortization	29,856
Losses on disposal or impairment of long-lived assets	643

Total expenses	715,665

Operating income	8,363

Other expense (income):
Interest expense	15,650
Foreign currency transaction gain	(32,923)
Other expense, net	115

Total other income	(17,158)

Income before reorganization items and income taxes	25,521
Reorganization items gain, net of taxes	83,922

Income before income taxes	109,443
Income tax expense (benefit)	(7,573)

Net income	$117,016

Other comprehensive income	1,883

Comprehensive income	$118,899

The accompanying notes are an integral part of these combined financial statements.

SEMCAMS ULC AND SEMCANADA CRUDE COMPANY

Combined Statement of Cash Flows

For the Eleven Months Ended November 30, 2009 (As Restated)

(Dollars in thousands)

Cash flows from operating activities:
Net income	$117,016
Adjustments to reconcile net income to net cash used in operating activities:
Depreciation and amortization	29,856
Accretion of asset retirement obligation	1,673
Asset impairments	41,416
Deferred tax benefit	(15,469)
Provision for uncollectible accounts receivable	16,650
Adjustments for plan effects and fresh start reporting	(264,005)
Loss on sale of assets	166
Changes in assets and liabilities:
Decrease (increase) in restricted cash	(10,843)
Decrease (increase) in accounts receivable	41,618
Decrease (increase) in inventories	(2,659)
Decrease (increase) in other assets	(24,228)
Increase (decrease) in accounts payable and accrued liabilities	(24,383)
Increase (decrease) in other long-term liabilities	3,121
Increase (decrease) in payables to affiliates	(43,457)

Net cash used in operating activities	(133,528)

Cash flows used in investing activities:
Capital expenditures	(24,451)
Proceeds from sale of assets	4,164

Net cash used in investing activities	(20,287)

Effect of exchange rate changes on cash and cash equivalents	8,253

Net decrease in cash and cash equivalents	(145,562)
Cash and cash equivalents at beginning of period	159,369

Cash and cash equivalents at end of period	$13,807

The accompanying notes are an integral part of these combined financial statements.

SEMCAMS ULC AND SEMCANADA CRUDE COMPANY

Notes to Combined Financial Statements

1. ORGANIZATION, BASIS OF PRESENTATION AND DESCRIPTION OF BUSINESS

The accompanying combined financial statements include the accounts of SemCanada Crude Company (“SemCanada Crude”) and SemCAMS ULC and its subsidiaries (collectively, “SemCAMS”). SemCAMS and SemCanada Crude (collectively, the “Companies”) are wholly-owned subsidiaries of SemGroup Corporation (“SemGroup”).

The Companies have their headquarters in Alberta, Canada. SemCAMS provides sour natural gas processing and gathering services in Alberta. SemCanada Crude purchases, aggregates, blends and sells crude oil in Western Canada and the Northern United States.

On July 22, 2008 (the “Filing Date”), the Companies filed requests for creditor protection under the Companies’ Creditors Arrangement Act (the “CCAA”). In 2009, the Companies filed Plans of Arrangement and Reorganization, which were confirmed by the Court on October 28, 2009. The reorganized Companies emerged from CCAA protection on November 30, 2009 (the “Emergence Date”).

The accompanying combined financial statements have been prepared in accordance with accounting principles generally accepted in the United States. The financial statements include the accounts of the Companies and their controlled subsidiaries and present the results of their operations and cash flows for the eleven months ended November 30, 2009, reported in U.S. dollars. All transactions between the Companies and their consolidated subsidiaries have been eliminated.

Prior to the Filing Date, the Companies were controlled subsidiaries of SemGroup Corporation (“SemGroup”), and were included in SemGroup’s consolidated financial statements. At the Filing Date, SemGroup lost control of the Companies, and de-consolidated them. On the Emergence Date, SemGroup regained control of the Companies and began consolidating them again. Since the Companies ceased to be a reporting entity on the Emergence Date, there are no assets, liabilities or equity to report. Accordingly, the notes to these financial statements for the eleven months ended November 30, 2009 do not include balance sheet disclosures regarding commitments or contingencies. SemGroup’s consolidated financial statements, which include the operations of the Companies beginning at the Emergence Date, begin on page F-2 of this registration statement on Form 10.

The accompanying combined statement of cash flows has been restated to correct certain classification and clerical errors in the combined statement of cash flows that was included in the previous version of this registration statement. These errors had no impact on any of the Company’s previously reported financial accounts, except for the effect of exchange rate changes on cash and cash equivalents and certain components of net cash used in operating activities. Net cash used in operating activities was previously reported as $89.0 million, and the corrected amount is $133.5 million. The effect of exchange rate changes on cash and cash equivalents was previously reported as a $36.3 million reduction to cash and cash equivalents, and the corrected amount is an $8.3 million increase to cash and cash equivalents.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

USE OF ESTIMATES – The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts and disclosures in the financial statements. The Companies’ significant estimates include, but are not limited to: allowances for doubtful accounts receivable; estimated useful lives of assets, which impacts depreciation; estimated fair values of long-lived assets recorded in fresh-start reporting; estimated fair values of long-lived assets used in impairment tests; calculation of pension expense; and accrual of contingent losses. Although management believes these estimates are reasonable, actual results could differ materially from these estimates.

SEMCAMS ULC AND SEMCANADA CRUDE COMPANY

Notes to Combined Financial Statements—(Continued)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, Continued

ACCOUNTS RECEIVABLE – The Companies’ assessment of the allowance for doubtful accounts is based on several factors, including the overall creditworthiness of the customers, existing economic conditions, and the amount and age of past due accounts. Receivables are considered past due if full payment is not received by the contractual due date.

PROPERTY, PLANT AND EQUIPMENT – Depreciation of property, plant and equipment is calculated primarily on the straight-line method over the following estimated useful lives:

Gathering and processing facilities	15 years
Blending facilities	5 years
Other equipment	3 – 10 years
Office property and equipment and other	3 – 10 years

The Companies recorded depreciation expense of $25.6 million for the eleven months ended November 30, 2009.

The Companies capitalize costs that extend or increase the future economic benefits of property, plant and equipment, and expense maintenance costs that do not. When assets are disposed of, any resulting gain or loss is recorded to losses on disposal or impairment of long-lived assets in the combined statement of operations.

SemCAMS owns undivided interests in certain natural gas gathering and processing assets, for which SemCAMS records only its proportionate share of the assets and related depreciation in its financial statements. SemCAMS serves as operator of these facilities, and incurs the costs of operating the facilities (recorded as operating expenses in the combined statement of operations) and charges the other owners for their proportionate share of the costs (recorded as other revenue in the combined statement of operations).

IMPAIRMENT OF LONG-LIVED ASSETS – The Companies test long-lived asset groups for impairment when events or circumstances indicate that the net book value of the asset group may not be recoverable. The Companies test an asset group for impairment by estimating the undiscounted cash flows expected to result from its use and eventual disposition. If the estimated undiscounted cash flows are lower than the net book value of the asset group, the Companies then estimate the fair value of the asset group and record a reduction to the net book value of the assets and a corresponding impairment loss. During the eleven months ended November 30, 2009, SemCAMS recorded an impairment loss of $41.4 million upon deciding not to complete the construction of a pipeline. The expense related to this impairment was recorded to reorganization items.

IMPAIRMENT OF GOODWILL – The Companies test goodwill for impairment on an annual basis, or more often if circumstances warrant, by estimating the fair value of the asset group to which the goodwill relates and comparing this fair value to the net book value of the asset group. If fair value is less than net book value, the Companies estimate the implied fair value of goodwill, reduce the book value of the goodwill to the implied fair value, and record a corresponding impairment loss. The Companies did not record any goodwill impairments during the eleven months ended November 30, 2009.

SEMCAMS ULC AND SEMCANADA CRUDE COMPANY

Notes to Combined Financial Statements—(Continued)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, Continued

CONTINGENT LOSSES – The Companies record a contingent loss when it is probable that a loss has been incurred and the amount of the loss can be reasonably estimated. The Companies record attorneys’ fees incurred in connection with a contingent loss at the time the fees are incurred, and do not record liabilities for attorneys’ fees that are expected to be incurred in the future.

ASSET RETIREMENT OBLIGATIONS – Asset retirement obligations include legal or contractual obligations associated with the retirement of long-lived assets, such as requirements to incur costs to dispose of equipment or to remediate the environmental impacts of the normal operations of the assets. The Companies record liabilities for asset retirement obligations when a known obligation exists under current law or contract and when a reasonable estimate of the value of the liability can be made. The Companies recorded $1.7 million of operating expense related to accretion of asset retirement obligations during the eleven months ended November 30, 2009.

REVENUE RECOGNITION – Sales of product are recognized at the time title to the product transfers to the purchaser, which typically occurs upon receipt of the product by the purchaser. Shipping and handling revenues are included in the price of product charged to customers, and are classified as revenues. Processing revenues are recognized at the time the service is performed. Revenue for the transportation of product is recognized upon delivery of the product to its destination.

SemCanada Crude routinely enters into transactions to purchase inventory from, and sell inventory to, the same counterparty. Such transactions that are entered into in contemplation of one another are recorded on a net basis, and therefore no revenue or expense is recognized on the transactions. SemCanada Crude accounted for $345 million of such transactions on a net basis during the eleven months ended November 30, 2009.

SemCanada Crude enters into exchanges with third parties whereby SemCanada Crude acquires products that differ in location, grade, or delivery date from products SemCanada Crude has available for sale. These exchanges are valued at cost, and although a transportation, location or product differential may be recorded, generally no gain or loss is recognized.

COSTS OF PRODUCTS SOLD – Inventories primarily consist of crude oil and are valued at the lower of cost or market. The cost of inventory includes applicable transportation costs.

INTEREST EXPENSE – SemCAMS recorded $15.7 million of interest expense during the eleven months ended November 30, 2009 on notes and other obligations payable to SemGroup that were not compromised in the reorganization process.

FOREIGN CURRENCY TRANSLATION – The combined financial statements are presented in U.S. dollars, which is the reporting currency of SemGroup. The Companies operate primarily in Canada, and their functional currency is the Canadian dollar. The monthly results of operations are translated into U.S. dollars using the average exchange rate each month.

SEMCAMS ULC AND SEMCANADA CRUDE COMPANY

Notes to Combined Financial Statements—(Continued)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, Continued

The Companies enter into some transactions in currencies other than the Canadian dollar. At the end of each month, the Companies re-measure any receivables or payables denominated in a currency other than the Canadian dollar using the exchange rate at the end of the month. Changes in exchange rates between the time the transactions were entered into and the end of the reporting period result in foreign currency transaction gains or losses, which are recorded in the statement of operations.

INCOME TAXES – Deferred income taxes are accounted for under the liability method, which takes into account the differences between the tax basis of the assets and liabilities for financial reporting purposes and amounts recognized for income tax purposes. The Company records valuation allowances on deferred tax assets when, in the opinion of management, it is more likely than not that the asset will not be recovered.

FRESH-START REPORTING – As described in Note 3, the Companies adopted fresh-start reporting on the Emergence Date. In connection with fresh-start reporting, the Companies recorded the following at the Emergence Date:

•	assets, at their estimated fair values;

•	goodwill, to the extent that the reorganization value of SemGroup allocated to the Companies exceeded the fair value of tangible and identified intangible assets;

•	liabilities, at their fair values; and

•	deferred tax liabilities, based on the adjusted balances of the assets to which they relate.

The effects of these adjustments are recorded as reorganization items in the combined statement of operations.

REORGANIZATION ITEMS – As described in Note 1, the Companies operated under CCAA protection during the eleven months ended November 30, 2009. The Companies report revenues, expenses, realized gains and losses, and provisions for losses resulting from the reorganization and restructuring of the business as reorganization items in the combined statement of operations. The effects of the adjustments to the recorded values of assets and liabilities resulting from fresh-start reporting and the effects of the forgiveness of debt in the reorganization process are reflected in the combined statement of operations for the eleven months ended November 30, 2009.

3. REORGANIZATION

On July 22, 2008, the Companies filed applications for creditor protection under the CCAA. While under CCAA protection, certain claims against the Companies in existence prior to the filing of the applications for creditor protection were stayed while the Companies continued business operations. The Companies received approval from the Bankruptcy Court to pay or otherwise honor certain of their obligations incurred before the Filing Date, including employee wages and benefits. The Court also approved the Companies’ use of cash on hand at the Filing Date and cash generated through business operations to meet post- Filing Date obligations.

SEMCAMS ULC AND SEMCANADA CRUDE COMPANY

Notes to Combined Financial Statements—(Continued)

3. REORGANIZATION, Continued

During the reorganization process, the Companies filed Plans of Arrangement and Reorganization with the Court, which were confirmed on October 28, 2009. The Plans of Arrangement and Reorganization determined, among other things, how pre-Filing Date obligations would be settled. The Companies emerged from CCAA protection on November 30, 2009.

Fresh-start reporting

As described in Note 2, SemGroup and the Companies applied fresh-start reporting on the Emergence Date. This required SemGroup to allocate its reorganization value, which represents the value attributed to the reorganized SemGroup, to its business units, including SemCAMS and SemCanada Crude.

Determination of reorganization value

An essential element in negotiating a reorganization plan with the various classes of creditors is the determination of reorganization value by the parties in interest. In the event that the parties in interest cannot agree on the reorganization value, the court may be called upon to determine the reorganization value of the entity before a plan of reorganization can be confirmed.

During the reorganization process, a reorganization value for SemGroup was proposed. This reorganization value was ultimately agreed to by the creditors and confirmed by the Court. The proposed reorganization value was determined by applying the following valuation methods:

•

a “guideline company” approach, in which valuation multiples observed from industry participants were considered and comparisons were made between the expected performance of SemGroup relative to other industry participants to determine appropriate multiples to apply to SemGroup’s financial metrics;

•	analysis of recent transactions involving companies determined to be similar to SemGroup; and

•	a calculation of the present value of the estimated future cash flows of SemGroup.

This proposed reorganization value was determined using numerous projections and assumptions. These estimates are subject to significant uncertainties, many of which are beyond the control of SemGroup, including, but not limited to, the following:

•	changes in the economic environment;

•	changes in supply or demand for petroleum products;

•	changes in prices of petroleum products;

•	SemGroup’s ability to successfully implement expansion projects;

•	SemGroup’s ability to improve relationships with customers and suppliers, as these relationships were adversely impacted by the bankruptcy filing;

SEMCAMS ULC AND SEMCANADA CRUDE COMPANY

Notes to Combined Financial Statements—(Continued)

3. REORGANIZATION, Continued

•	SemGroup’s ability to renew certain business operations that were limited during the bankruptcy due to limitations on access to capital; and

•	SemGroup’s ability to manage the additional costs associated with being a public company.

The use of different estimates could have resulted in a materially different proposed reorganization value, and there can be no assurance that actual results will be consistent with the estimates that were used to determine the proposed reorganization value. After this process was completed, the Companies’ combined reorganization value was approximately $256 million at November 30, 2009.

Valuation of assets and liabilities

The Companies recorded individual assets and liabilities at their fair values at the Emergence Date, and adjusted deferred tax liabilities, where appropriate, to reflect the change in the financial reporting basis of assets. The effect of adjusting the balances of assets and liabilities was recorded as reorganization items in the combined statement of operations.

Reorganization items

The Companies’ reorganization items gain, net of tax, consists of the following for the eleven months ended November 30, 2009 (in thousands):

Gain on extinguishment of debt (a)	$218,123
Loss on asset revaluation in fresh-start reporting (b)	(61,349)
Uncollectable accounts expense (c)	(16,650)
Impairment of property, plant and equipment (d)	(41,416)
Professional fees (e)	(15,306)
Other	520

Total	$83,922

(a)	Represents the gain on the forgiveness of debt pursuant to the Plans of Reorganization.
(b)	As described earlier in this Note, the Companies revalued their assets and liabilities at the Emergence Date, and recorded a reorganization loss for the decrease in the fair value of net assets from the previously recorded value.
(c)	Uncollectable accounts expense includes allowances recorded in situations where the Companies believe the customer non-payment was related to the Companies’ bankruptcies.
(d)	Represents the loss on the abandonment of a pipeline that was under construction. Due to financing constraints, SemCAMS was unable to complete the project.
(e)	Professional fees include a variety of services related to the reorganization and restructuring of the business.

SEMCAMS ULC AND SEMCANADA CRUDE COMPANY

Notes to Combined Financial Statements—(Continued)

4. SIGNIFICANT CUSTOMERS AND VENDORS

During the eleven months ended November 30, 2009, the Companies generated approximately $212.7 million in revenue from two customers, which represented approximately 29% of the Companies’ combined revenue. These were customers of SemCanada Crude. Approximately 14% of the Companies’ combined costs of products sold during the eleven months ended November 30, 2009 resulted from purchases from one vendor.

5. LEASES

The Companies have entered into capital and operating lease agreements for office space, office equipment, land, trucks and tank storage. The Companies recorded $5.2 million of expense related to these leases for the eleven months ended November 30, 2009.

6. INCOME TAXES

The Companies’ provision for income taxes for the eleven months ended November 30, 2009 includes current tax expense of $7.9 million and deferred tax benefit of $15.5 million. The significant components of the deferred tax benefit include differences in depreciation and amortization expense for financial reporting and tax purposes.

7. EMPLOYEE BENEFIT PLANS

Defined contribution plans

The Companies sponsor defined contribution retirement plans in which the majority of employees are eligible to participate. The Companies’ contributions to the defined contribution plans were $0.1 million for the eleven months ended November 30, 2009.

Pension plans

SemCAMS sponsors a defined benefit pension plan and a supplemental defined benefit pension plan (collectively, the “Pension Plans”). SemCAMS recorded $1.5 million of operating and general and administrative expense during the eleven months ended November 30, 2009 related to the Pension Plans, which included $0.7 million of service cost, $1.3 million of interest cost, and $0.5 million of amortization expense, partially offset by $1.0 million for expected return on plan assets. To compute interest cost, SemCAMS used a discount rate of 6.5%. To compute expected return on plan assets, SemCAMS used an estimated rate of return of 7%.

Retiree medical plan

SemCAMS also sponsors an unfunded post-employment health benefit plan (the “Health Plan”) for certain employees. SemCAMS recorded $0.2 million of general and administrative expense during the eleven months ended November 30, 2009 related to the Health Plan.

SEMCAMS ULC AND SEMCANADA CRUDE COMPANY

Notes to Combined Financial Statements—(Continued)

8. RELATED PARTY TRANSACTIONS

The Companies purchased $155.5 million of product from SemGroup during the eleven months ended November 30, 2009. The Companies sold $136.6 million of product to SemGroup during the eleven months ended November 30, 2009.

SemCAMS has notes and other obligations payable to SemGroup. During the eleven months ended November 30, 2009, SemCAMS recorded interest expense of $15.7 million and foreign currency transaction gains of $26.0 million related to these obligations.

9. OWNERS’ EQUITY

The Companies’ combined owners’ equity balance was $15.5 million at December 31, 2008, including $2.1 million of accumulated other comprehensive loss. The Companies’ combined owners’ equity balance was $134.4 million at November 30, 2009, after implementation of the Plans of Arrangement and Reorganization and the adoption of fresh-start reporting. Other comprehensive income during the eleven months ended November 30, 2009 consisted primarily of foreign currency transaction gains. As part of fresh-start reporting, the balance in accumulated other comprehensive loss prior to implementation of the Plans of Arrangement and Reorganization was reclassified to reorganization items.

10. SUBSEQUENT EVENTS

The Companies evaluated subsequent events for recognition or disclosure through May 5, 2010, which was the date the financial statements were available to be issued.

As described in Note 1, the Companies became controlled subsidiaries of SemGroup upon their emergence from bankruptcy protection.

During December 2009, SemCAMS committed to a plan to cease processing sour gas at one of its facilities, based on the decision by a customer to send its sour gas to a different SemCAMS processing facility. SemCAMS recorded a reduction of $18.4 million to the value of property, plant and equipment and a $4.7 million increase to the related asset retirement obligation during December 2009.

Index to Exhibits

Exhibit Number	Description

2.1*	Fourth Amended Joint Plan of Affiliated Debtors filed with the United States Bankruptcy Court for the District of Delaware on October 27, 2009.

3.1*	Amended and Restated Certificate of Incorporation, dated as of November 30, 2009, of SemGroup Corporation.

3.2*	Amended and Restated Bylaws, dated as of November 30, 2009, of SemGroup Corporation.

4.1*	Form of stock certificate for our Class A Common Stock, par value $0.01 per share.

4.2*	Form of stock certificate for our Class B Common Stock, par value $0.01 per share.

4.3*	Warrant Agreement dated as of November 30, 2009, by and between SemGroup Corporation and Mellon Investor Services, LLC.

4.4*	Form of warrant certificate.

10.1*	Credit Agreement (the “Credit Facility”) dated as of November 30, 2009, by and among SemGroup Corporation, SemCrude, L.P., SemStream, L.P, SemCams ULC, SemCanada Crude Company and SemGas, L.P., as borrowers, and the several revolving lenders from time to time parties thereto, the several credit-linked lenders from time to time parties thereto, BNP Paribas, as Administrative Agent and as Collateral Agent, BNP Paribas Securities Corp., Banc of America Securities LLC and Calyon New York Branch, as Joint Lead Arrangers, Bank of America, N.A., as Syndication Agent, and Calyon New York Branch, as Documentation Agent.

10.2*	First Amendment to the Credit Facility dated as of January 7, 2010.

10.3*	Term Loan Credit Agreement (the “Term Loan Facility”) dated as of November 30, 2009, by and among SemGroup Corporation, as Borrowers’ Agent and a borrower, and SemCrude, L.P., SemStream, L.P, SemCams ULC, SemCanada Crude Company and SemGas, L.P., as borrowers, and the several lenders from time to time parties thereto, and Bank of America, N.A., as Administrative Agent and as Collateral Agent.

10.4*	Credit Agreement (the “SCPL Term Loan Facility”) dated as of November 30, 2009, by and among SemCrude Pipeline, L.L.C., as borrower, the lenders party thereto, General Electric Capital Corporation, as Administrative Agent, and GE Capital Markets, Inc., as Sole Lead Arranger and Bookrunner.

10.5*	Senior Term Facility Agreement (the “SemLogistics Term Loan Facility”) dated as of November 30, 2009, by and among SemLogistics Milford Haven Limited, as borrower, the lenders party thereto, and BNP Paribas, as Mandated Lead Arranger, Facility Agent and Security Agent.

10.6*	SemGroup Corporation Board of Directors Compensation Plan.

Exhibit Number	Description

10.7*	SemGroup Corporation Nonexecutive Directors’ Compensation Deferral Program.

10.8*	SemGroup Corporation Equity Incentive Plan.

10.9*	SemGroup Corporation Equity Incentive Plan Form of Restricted Stock Award Agreement for Directors.

10.10*	SemGroup Corporation Equity Incentive Plan Form of Restricted Stock Award Agreement for executive officers and employees in the United States.

10.11*	Employment Agreement dated as of November 30, 2009, by and among SemManagement, L.L.C., SemGroup Corporation and Norman J. Szydlowski.

10.12*	Letter Amendment dated March 18, 2010, by and among SemManagement, L.L.C., SemGroup Corporation and Norman J. Szydlowski, amending the Employment Agreement dated as of November 30, 2009.

10.13*	Form of Severance Agreement between SemGroup Corporation and each of its executive officers other than Norman J. Szydlowski and David B. Gorte.

10.14*	SemGroup Corporation Equity Incentive Plan Form of Retention Award Agreement for certain executive officers.

16*	Letter from PricewaterhouseCoopers LLP dated May 12, 2010.

21*	Subsidiaries of SemGroup Corporation.

*	Previously filed as an exhibit to this registration statement.